Form 10-K, Exhibit 13
period 1996-12-31
BLANCH E W HOLDINGS INC
filed 1997-03-31
CIK 898438

STOCK LISTING AND TRADING INFORMATION

The common stock of E.W. Blanch Holdings, Inc. is traded on the New York Stock Exchange under the symbol "EWB". The following table sets forth the high, low and closing prices and the amounts of cash dividends per common share for E.W. Blanch Holdings, Inc. common stock for each quarter of 1996 and 1995.


----------------------- ----------------------------------------------------- ----------------
                                         1996 MARKET PRICE                        DIVIDENDS
QUARTER ENDED                 HIGH              LOW               CLOSE           PER SHARE
----------------------- ---------------- ------------------- ---------------- ----------------
March 31                     25 1/2            19                 20                $0.10
June 30                      22 5/8            19 1/2             19 7/8            $0.10
September 30                 21 1/4            17 3/4             19 1/4            $0.10
December 31                  21 1/8            18                 20 1/8            $0.10
Year                                                                                $0.40
----------------------- ---------------- ------------------- ---------------- ----------------

----------------------- ----------------------------------------------------- ----------------
                                         1995 MARKET PRICE                        DIVIDENDS
QUARTER ENDED                 HIGH              LOW               CLOSE           PER SHARE
----------------------- ---------------- ------------------- ---------------- ----------------
March 31                     21 7/8            18 1/2             18 1/2            $0.10
June 30                      19 3/8            17 1/2             18 5/8            $0.10
September 30                 20                16 1/2             19                $0.10
December 31                  23 3/8            18 1/4             23 3/8            $0.10
Year                                                                                $0.40
----------------------- ---------------- ------------------- ---------------- ----------------


As of December 31, 1996 there were 286 registered shareholders of E.W. Blanch Holdings, Inc. common stock.



SIX YEAR FINANCIAL SUMMARY

Year Ended December 31
(dollars in thousands, except per share amounts)      1996           1995          1994         1993          1992          1991
------------------------------------------------ --------------- ------------- ------------- ------------ -------------- ----------
OPERATING RESULTS:
Revenues:
Brokerage commissions and fees                     $101,905       $ 87,203       $ 75,917     $ 59,993       $ 51,792     $ 41,092
Investment income                                     7,133          7,733          4,801        4,681          3,696        3,816
------------------------------------------------ --------------- ------------- ------------- ------------ -------------- ----------
Total revenues                                      109,038         94,936         80,718       64,674         55,488       44,908

Expenses:
Salaries and benefits                                44,762         39,738         32,458       27,401         24,956       23,303
Travel and marketing                                  7,569          6,112          4,914        4,102          3,509        2,666
General and administrative                           20,387         15,965         12,964       10,404         10,406        8,870
Amortization of goodwill                              3,078          2,980          1,307          734            623          146
Interest and other expense                              231            351            397          437            702          192
Restructuring charge (4)                             22,750             --             --           --             --           --
------------------------------------------------ --------------- ------------- ------------- ------------ -------------- ----------
Total expenses                                       98,777         65,146         52,040       43,078         40,196       35,177
------------------------------------------------ --------------- ------------- ------------- ------------ -------------- ----------

Income before taxes (4)                              10,261         29,790         28,678       21,596         15,292        9,731

Income taxes (1)                                      3,970         11,584         11,615        8,623          6,055        3,581
------------------------------------------------ --------------- ------------- ------------- ------------ -------------- ----------
Net income (1) (4)                                 $  6,291       $ 18,206       $ 17,063     $ 12,973       $  9,237     $  6,150
================================================ =============== ============= ============= ============ ============== ==========

PER COMMON SHARE:
Net income (1) (2) (4)                             $   0.48         $ 1.34       $   1.22     $   0.97       $   0.75     $   0.50
Cash dividends (3)                                     0.40           0.40           0.32         0.08             --           --
Book value (2)                                         5.16           5.05           3.88         4.13           1.25         0.77
================================================ =============== ============= ============= ============ ============== ==========

BALANCE SHEET:
Current assets                                     $ 35,840       $ 25,055       $ 17,836     $ 11,962       $  4,699     $  3,370
Long-term investments                                 9,793          7,035         15,837       37,519            550        3,673
Goodwill, net (4)                                    17,490         38,939         41,575       10,596          9,973        9,827
Total assets                                        514,756        497,413        529,897      432,055        394,161      320,206
Current liabilities                                  13,154         13,620         21,107        5,286          8,605        6,630
Long-term debt,
   less current portion                               1,188            350            665          946          3,288        1,338
Shareholders' equity                                 68,453         66,679         52,908       58,276         15,343        9,495
================================================ =============== ============= ============= ============ ============== ==========

FINANCIAL RATIOS:
Profit margin (pre-tax) (4)                               9%            31%            36%          33%            28%          22%
Return on average
  shareholders' equity (1) (4)                            9             30             31           35             74           53
================================================ =============== ============= ============= ============ ============== ==========

OTHER:
Weighted average number of
   shares outstanding (000)( 2)                      13,230         13,590         14,007       13,436         12,300       12,300
Number of shares outstanding
   at year-end (000) (2)                             13,260         13,208         13,647       14,115         12,300       12,300
Number of employees at year-end                         648            566            603          349            329          279
================================================ =============== ============= ============= ============ ============== ==========


(1) Prior to the May 1993 initial public offering, the Company operated as a partnership and therefore was not liable for corporate income taxes. Pro forma income taxes (unaudited) of $3.5 million, $6.1 million and $3.6 million have been included in income taxes for the years ended December 31, 1993, 1992 and 1991, respectively to illustrate what the tax consequences would have been had the partnership been subject to corporate income taxes.

(2) Assumes 12.3 million shares of common stock issued and outstanding prior to the May 1993 reorganization from a partnership to a corporation.

(3) Regular quarterly cash dividend of $0.08 per share initiated fourth quarter 1993; increased to $0.10 first quarter 1995. Cash dividends were declared and paid in the same fiscal year.

(4) A $22.75 million charge was recognized in 1996 to reflect the restructuring of the San Antonio based managing general agency operation. The charge includes a $19.5 million write-down of goodwill as well as a $3.25 million reserve for office lease and other related restructuring expenses. Prior to the restructuring charge, certain 1996 operating results were: Income before taxes, $33.0 million; Net income, $20.2 million; Net income per share, $1.53; Profit margin (pre-tax), 30%; and Return on average shareholders' equity, 27%.



MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

Recent Developments
On February 14, 1997, E.W. Blanch Holdings, Inc. ("the Company" or "EWB") purchased 70% of London based Swire Fraser Insurance (Holdings), Limited ("Swire Fraser") from Swire Pacific Limited ("Swire Pacific") and increased its ownership in Swire Blanch Holdings, Ltd. ("Swire Blanch") from 50% to 70%. Swire Fraser provides insurance and reinsurance broking services in the areas of marine hull and cargo, contractors, bloodstock, political risks, extended warranty, professional liability, and contingency. They also provide risk management services and independent financial advice to a wide ranging, multi-national client base. The combined operations of Swire Fraser and Swire Blanch will be merged into a single operation under the Swire Blanch name, which will be owned 70% by EWB and 30% by Swire Pacific.

         EWB paid Swire Pacific total consideration of (pound)8.0 million ($13.1 million, translated at acquisition date) consisting of the assumption of certain Swire Fraser existing indebtedness of (pound)6.2 million ($10.2 million) and a cash payment of (pound)1.8 million ($2.9 million). The combined Swire Fraser and Swire Blanch operations had revenues of (pound)22.6 million ($36.9 million) in 1996, and showed a loss primarily due to the recognition of charges associated with the Lloyd's Reconstruction and Reconciliation Agreement and reserves for real estate no longer occupied by Swire Fraser.

         Also on February 14, 1997, the Company purchased 750,000 shares of its common stock, at a negotiated price of $19.40 per share, from its Chairman and Chief Executive, E.W. Blanch, Jr. As part of the stock repurchase agreement, Mr. Blanch has agreed that he will not make any open market or private sales of his remaining stock for at least a two year period, except with the approval of a select committee of the Company's outside directors.

         On February 21, 1997, as part of the restructuring of its wholesale operations, the Company completed the sale of its premium finance business. The Company received $15.2 million in exchange for all of the outstanding stock of the premium finance subsidiaries, whose assets included $14.9 million of premium finance notes. The net sales proceeds equalled the Company's investment in the business, resulting in no gain or loss on the sale. As part of the sale agreement, the Company has an incentive to earn additional consideration based on future premium finance sales referrals over the next five years. This additional consideration will be recognized as income if and when it is earned.

Nature Of Business

Reinsurance Services
As a reinsurance intermediary, the Company structures and arranges reinsurance between insurers seeking to cede insurance risk and reinsurers willing to assume such risk. The Company's revenue is comprised primarily of reinsurance brokerage which is generally based upon a percentage of reinsurance premiums placed. Reinsurance brokerage as a percentage of ceded reinsurance premiums varies depending upon, among other things, the type of reinsurance contract and the expected frequency of loss.

         Reinsurance continues to be an important part of the strategy of insurance companies to manage exposure on insured risks in order to achieve their financial objectives. Market factors, including the level of surplus capacity in the insurance and reinsurance markets, prevailing premium rates, underwriting experience, regulatory considerations, changes in the investment environment, and general economic conditions and business trends, affect the amount of reinsurance brokerage received by the Company. The Company seeks to mitigate the effect of these market factors by establishing long-term relationships with a diverse group of insurance companies, and providing these insurance companies with solutions to their risk management problems and the best possible reinsurance services. The Company believes it is well positioned to take advantage of opportunities to grow its reinsurance intermediary business.

         The Company provides reinsurance intermediary services to domestic insurance companies through E.W. Blanch Co. Inc. ("EWB Co.") and to insurance companies based outside of the United States and the United Kingdom through Swire Blanch. As discussed above, in February 1997, the Company purchased 70% of Swire Fraser and increased its ownership in the Swire Blanch joint venture to 70%. This transaction is expected to provide increased opportunities for international growth.

         Through Paragon Reinsurance Risk Management Services, Inc. ("Paragon"), the Company provides risk management consulting and administration services to insurance and reinsurance companies, government entities, underwriting facilities and other interested parties. Such services are generally provided as part of the Company's core reinsurance intermediary services, as well as directly to third parties. Through its July 1996 acquisition of a reinsurance software system, Paragon continues to diversify and enhance the Company's revenue stream.

         The Company plans to continue to expand the development of its risk management capabilities through the continued expansion of its catastrophe consulting and modeling services and other technology-based services.

Wholesale Insurance Services
Through E.W. Blanch Wholesale Insurance Services, Inc. ("EWB Wholesale"), the Company provides wholesale insurance services to retail insurance agents on behalf of primary insurance companies. These services, which include underwriting and claims processing, enable the Company's independent insurance agent clients to access a variety of insurance companies and products. The Company develops, markets, quotes, and processes specialized insurance programs for targeted insurance companies and its independent insurance agent clients. Through the wholesale distribution mechanism, the Company believes that insurance companies are able to produce new lines of business in various geographic locations without incurring high start-up costs.

Investment Income
The Company's investment income is derived from three sources: fiduciary investments, premium finance notes and corporate investments. As an intermediary, the Company acts as a conduit for insurance and reinsurance premiums and loss payments which are paid to and remitted from fiduciary accounts. Under applicable regulations, the Company is required to hold fiduciary funds in appropriate bank and investment accounts subject to restrictions on withdrawals and prohibitions on commingling. The Company earns investment income on funds held in these accounts. The premium finance business,a part of the Company's wholesale insurance operation and its primary source of investment income, involves lending funds to certain customers of the Company's independent insurance agent clients that require assistance in financing insurance premiums. This business was sold in February 1997. Corporate investment income represents interest and dividends earned on the investment of the Company's capital, which is primarily generated through cash from operations. Capital gains and losses may be realized from sales of the Company's investments.

Seasonality
The Company historically has tended to realize a greater amount of its annual brokerage revenue and net income in the first and third quarters due primarily to semi-annual deposits on property catastrophe reinsurance contracts and the prevalence of January and July effective dates on such contracts. In 1997, due to softer market conditions, quarterly deposits are becoming more frequent, which should have a smoothing effect on the Company's quarterly results. The Company's risk management consulting and administration and wholesale businesses, as well as certain larger transactions like the placement of reinsurance for the California Earthquake Authority, are generally not seasonal in nature. Based upon these factors and current business opportunities, and given the increased significance of these non-seasonal revenue sources to the Company's business, management believes that historical quarterly results may not be indicative of future period results.

Business Segment Information
         Segment information for the years ended December 31 are as follows:

                                                   1996
---------------------------------------------  ---------------------------------
                                                                  Income
(in thousands)                                 Revenues           Before Taxes
---------------------------------------------  ------------------ --------------
Reinsurance services                                 $ 94,339           $41,199
Wholesale insurance services                           14,481           (26,097)
General corporate services                              1,755            (4,841)
Eliminations                                           (1,537)               --
---------------------------------------------  ------------------ --------------
                                                     $109,038           $10,261
=============================================  ================== ==============


                                                   1995
--------------------------------------------- ------------------- --------------
                                                                  Income Before
(in thousands)                                 Revenues           Taxes
---------------------------------------------  ------------------ --------------
Reinsurance services                                 $ 81,452           $38,186
Wholesale insurance services                           12,936            (2,855)
General corporate services                              1,296            (5,541)
Eliminations                                             (748)               --
---------------------------------------------  ------------------ --------------
                                                     $ 94,936           $29,790
=============================================  ================== ==============


         The reinsurance services segment is the primary source of the Company's revenues and net income, and includes the reinsurance intermediary EWB Co., the risk management services provided by Paragon and the international reinsurance services of Swire Blanch. The wholesale insurance services segment includes the wholesale insurance distribution and premium finance businesses provided by EWB Wholesale. General corporate services includes investment income from corporate investments and corporate expenses such as legal, finance, corporate development, information systems, and the office of the chief executive.

         The Company recorded a restructuring charge of $22.75 million in the wholesale insurance services segment in the fourth quarter of 1996 resulting in a $1.05 per share charge against earnings. This charge was comprised of two items, a $19.5 million write-down of goodwill associated with the Elton George Companies acquisition in 1994, and a $3.25 million reserve for the restructuring of the Company's wholesale operations and its related lease expense.


1996 COMPARED TO 1995

Brokerage Commissions and Fees
Brokerage commissions and fees increased $14.7 million, or 16.9%, to $101.9 million in 1996 from $87.2 million in 1995. The components of brokerage commissions and fees for the years ended December 31 are as follows:


(in thousands)                                               1996            1995
-------------------------------------------------------  -------------- --------------
Reinsurance Services:
Reinsurance brokerage                                      $ 86,493        $74,473
Risk management fees                                          3,405          1,717
Equity in the net earnings of Swire Blanch                       83             86
Wholesale Insurance Services:
Wholesale commissions and fees                               11,924         10,927
-------------------------------------------------------  -------------- --------------
Total                                                      $101,905        $87,203
-------------------------------------------------------  -------------- --------------


         Reinsurance brokerage increased $12.0 million or 16.1% to $86.5 million for the year ended December 31, 1996 compared to $74.5 million the prior year. The net increase includes $20.8 million from new business, a significant portion of which is from the placement of reinsurance on property exposures in Florida and California, offset by $6.7 million of non-continuing business and $2.4 million from declines on existing business.

         Risk management fees were $3.4 million for the year ended December 31, 1996 compared to $1.7 million the prior year. The increase from the prior period is primarily the result of sales and maintenance fees associated with the new reinsurance software business started on July 1, 1996, which contributed $1.0 million of fees, and $0.7 million of revenue from other administrative services.

         Wholesale commissions and fees increased $1.0 million, or 9.1% to $11.9 million for the year ended December 31, 1996 compared to $10.9 million for the year ended December 31, 1995. The increase was due to new business from alternative distribution and direct marketing businesses. Commissions and fees from the general agency declined due to decreases in commercial lines and NAFTA/Mexican National business. These decreases were offset by increases in both personal lines and special risks. Although the premiums and related revenues in personal lines increased as a result of lower rates, this line of business experienced unfavorable loss ratios. As of January 1, 1997, the Company discontinued the non-standard auto portion of its personal lines business. In January 1997, the Company assumed a book of commercial lines business which management expects will generate revenues similar to those lost in the reduction of personal lines.

         Through September of 1996, the Company included the results of operations of Medical Reinsurance Corporation ("MRC") in the wholesale insurance services segment. In the fourth quarter of 1996, due to a change in its business and management, this business was reclassified to the reinsurance services segment. For financial reporting purposes, to improve historical comparisons and due to the immaterial amounts, MRC's results are presented in the reinsurance services segment for all of 1996 and 1995.

Investment Income
Investment income decreased $0.6 million, or 7.8%, to $7.1 million for the year ended December 31, 1996 compared to $7.7 million the prior year. The components of investment income for the year ended December 31 are as follows:

(in thousands)                                         1996           1995
-------------------------------------------------  -------------- ------------
Fiduciary investment income                           $4,527         $5,177
Premium finance interest and fees                      2,229          2,001
Corporate investment income                              415            646
Net realized capital losses                              (38)           (91)
-------------------------------------------------  -------------- ------------
                                                      $7,133         $7,733
=================================================  ============== ============

         Fiduciary investment income declined $0.7 million, or 12.6%, to $4.5 million for the year ended December 31, 1996 compared to $5.2 million the prior year. The average invested balance for the year ended December 31, 1996 was $85.4 million at a weighted average rate of 5.3% compared to an average balance of $87.7 million at a weighted average rate of 5.9% the prior year.

         Premium finance interest and fees increased $0.2 million, or 11.3%, to $2.2 million for the year ended December 31, 1996 compared to $2.0 million the prior year primarily due to an increase in the premium finance note portfolio. The outstanding balance of premium finance notes was $14.9 million at a weighted average rate of 12.5% at December 31, 1996 and $12.2 million at 13.5% at December 31, 1995. On February 21, 1997, the Company sold its premium finance operation.

         Corporate investment income declined $0.2 million, or 35.8%, to $0.4 million for the year ended December 31, 1996. This decline was due to smaller invested balances as a result of sales of investments to fund a treasury stock purchase in October 1995.

Salaries and Benefits
Salaries and benefits expense increased $5.0 million, or 12.6%, to $44.8 million for the year ended December 31, 1996. Reinsurance services experienced a $4.2 million, or 15.9%, increase from the prior year. This was a result of key additions in the risk management services area, normal salary progressions, along with other increases. Wholesale insurance services increased $0.9 million, or 12.3%, from the prior year as a result of staff additions in its alternative distribution and direct marketing businesses. During 1996, the Company experienced a net increase of 82 employees comprised of 48 in reinsurance services, 24 in wholesale insurance services, and 10 in general corporate services. At December 31, 1996, the Company had 648 employees with annualized compensation of $35.4 million compared to 566 employees with annualized compensation of $29.1 million at December 31, 1995.

Other Expenses
Travel and marketing expense increased $1.5 million, or 23.8%, to $7.6 million for the year ended December 31, 1996. Reinsurance services travel and marketing expense increased $1.3 million, or 26.6%, as a result of growth in the risk management services area and additional travel related to generation of new business. General corporate services travel and marketing expense increased $0.2 million, or 50%, to $0.5 million in 1996 as a result of key senior management staff additions.

         General and administrative expense increased $4.4 million, or 27.7%, to $20.4 million for the year ended December 31, 1996. Reinsurance services expense increased $2.9 million, or 41.9%, for the year ended December 31, 1996. The increase is a result of increased catastrophe modeling expenses, expenses associated with the acquired reinsurance software system, office rent, and other increases resulting from growth of operations. Wholesale insurance services expense increased $0.5 million, or 13.9%, for the year ended December 31, 1996. This increase is the result of the growth of its alternative distribution and direct marketing businesses. General corporate services expense increased $1.0 million or 21.6% as a result of increases in office rent, insurance, and professional fees.

         The Company recorded a $22.75 million restructuring charge related to the Company's wholesale operation in San Antonio. This charge included $19.5 million for the write-down of the goodwill associated with the 1994 Elton George acquisition, and a $3.25 million reserve for the restructuring of the Company's wholesale operations and its related lease.

Income Taxes
The Company's effective tax rate was approximately 39% in 1996 and 1995. The Company expects its effective tax rate to be 38% in 1997 primarily as a result of the Swire Fraser acquisition.

1995 COMPARED WITH 1994

Brokerage Commissions and Fees
Brokerage commissions and fees increased $11.3 million, or 14.9%, to $87.2 million in 1995 from $75.9 million in 1994. The components of brokerage commissions and fees for 1995 and 1994 were as follows:


(in thousands)                                               1995         1994
-------------------------------------------------------- ------------- -----------
Reinsurance Services:
Reinsurance brokerage                                       $74,473      $70,657
Risk management fees                                          1,717        1,675
Equity in the net earnings (loss) of Swire Blanch                86        (182)
Wholesale Insurance Services:
Wholesale commissions and fees                               10,927        3,767
-------------------------------------------------------- ------------- -----------
Total                                                       $87,203      $75,917
======================================================== ============= ===========


Reinsurance brokerage increased $3.8 million, or 5.4%, to $74.5 million in 1995 compared to $70.7 million in 1994. The net increase was attributable to $15.7 million from the production of new business, offset by $11.6 million of non-continuing business and $0.3 million of other declines. Risk management fees were approximately $1.7 million for both 1995 and 1994.

         EWB Wholesale contributed $10.9 million of wholesale commissions and fees in its first full year of operations since the acquisition of the Elton George Companies on September 30, 1994.

Investment Income
         Investment income increased $2.9 million, or 61.1%, to $7.7 million in 1995 from $4.8 million in 1994. The components of investment income in 1995 and 1994 were as follows:

(in thousands)                                      1995          1994
------------------------------------------------ ------------ ------------
Fiduciary investment income                         $5,177        $3,073
Premium finance interest and fees                    2,001           369
Corporate investment income                            646         1,787
Net realized capital losses                            (91)         (428)
------------------------------------------------ ------------ ------------
Total                                               $7,733        $4,801
================================================ ============ ============

         Fiduciary investment income increased $2.1 million, or 68.5%, to $5.2 million in 1995 from $3.1 million in 1994, primarily due to increases in short-term interest rates. Average invested cash balances were $87.7 million at an average yield of 5.9% in 1995 compared with $86.1 million at an average yield of 3.6% in 1994.

         Premium finance interest and fees were $2.0 million for the year ended December 31, 1995, reflecting a full year of operations compared to three months the prior year. The outstanding balance of premium finance notes was $12.2 million at an average rate of 13.5% at December 31, 1995 compared to $6.6 million at an average rate of 19.2% the prior year. The decline in average rate is the result of increases in commercial notes, which generally have lower average rates and higher average balances, and declines in personal notes.

         Corporate investment income decreased $1.2 million, or 63.9% to $0.6 million in 1995 from $1.8 million in 1994. The decline is primarily due to smaller invested balances resulting from the net sales of $9.5 million of investments in 1995, primarily to fund the purchase of treasury stock in October 1995, and net sales of $26.1 million of investments in 1994, primarily to fund the Elton George Companies acquisition and the purchase of treasury stock in October 1994.

Salaries and Benefits
Salaries and benefits expense increased $7.2 million, or 22.4%, to $39.7 million in 1995 from $32.5 million in 1994. This increase is primarily due to the Elton George Companies acquisition in the fourth quarter of 1994. During 1995 the Company experienced a net decrease of 37 employees comprised of a net increase of seven employees in reinsurance services, a net decrease of 43 in wholesale insurance services and a net decrease of one in general corporate services. At December 31, 1995, the Company had 566 employees with aggregate annual salaries of $29.1 million, compared with 603 employees with aggregate annual salaries of $28.8 million at December 31, 1994.

Other Expenses
Travel and marketing expense increased $1.2 million, or 24.4%, to $6.1 million in 1995 from $4.9 million in 1994. General and administrative expense, consisting primarily of occupancy, communications, insurance and professional fees, increased $3.0 million, or 23.1%, to $16.0 million in 1995 from $13.0 million in 1994. Amortization of goodwill increased $1.7 million, or 128.0%, to $3.0 million in 1995 from $1.3 million in 1994. All of the above expense increases were primarily due to a full year of wholesale insurance operations in 1995 compared to one quarter the prior year.

Income Taxes
The Company's effective tax rate in 1995 was 39.0% compared with a 40.5% tax rate in 1994. The decline in the effective rate is primarily due to a greater portion of the Company's business being conducted in states with generally lower income tax rates.

LIQUIDITY AND CAPITAL RESOURCES
The Company's sources of funds consist primarily of brokerage commissions and fees and investment income. Funds are applied generally to the payment of operating expenses, the purchase of equipment used in the ordinary course of business, the repayment of outstanding indebtedness and the distribution of earnings.

         The Company generated $15.6 million of cash from operations in 1996, compared with $26.0 million in 1995. The decrease in operating cash flow in 1996 is primarily due to the timing of cash distributions from the fiduciary accounts to the Company.

         In 1996, the primary uses of cash in investing activities were the purchase of $3.6 million of investments, the net issuance of $2.8 million of premium finance notes, and the purchase of $4.7 million of property and equipment, primarily computerized systems. The Company intends to continue to increase its investment in such systems. In 1995, in addition to similar uses of cash to increase investments, premium finance notes and equipment, the Company sold $11.1 million of investments to fund both the purchase of treasury stock and the settlement of a $4.9 million pre-acquisition liability from the Elton George transaction.

         The decline in cash used in financing activities in 1996 is primarily due to a $7.8 million purchase of treasury stock from a former executive in 1995. The Company began using treasury shares to fund employee benefit plans in 1996.

         The Company's cash and cash equivalents were $1.1 million at December 31, 1996, compared with $5.0 million in the prior year. The Company's long-term investment portfolio at December 31, 1996 was $9.8 million which is comprised of equity and debt investments. These investments are classified as available for sale in accordance with SFAS No. 115. The market value of the Company's investment portfolio at December 31, 1996 was $0.3 million below cost. Cash, investments and the Company's lines of credit are available and managed for the payment of its operating and capital expenditures. The Company is not subject to any regulatory capital requirements in connection with its business.

         In February 1997, the Company sold its premium finance operation for $15.2 million, purchased 750,000 common shares from its Chairman for $14.6 million, and purchased 70% of Swire Fraser for consideration of $2.9 million in cash and the assumption of (pound)6.2 million in debt (approximately $10.2 million at acquisition date). The Company believes the operations of Swire Fraser will provide sufficient cash flows to satisfy its debt obligation. The net funds of $2.3 million used in these transactions were from existing cash.

         In April 1996, the Company terminated its previous $25.0 million line of credit facility with a syndicate of banks including Norwest Bank Minnesota, N.A., NationsBank of Texas N.A., and Morgan Guaranty Trust Company of New York and began using a new three year $30.0 million facility with the same syndicate of banks. The facility includes two borrowing methods: short term based on a floating rate and longer term (30, 60, or 90 days) at 75 basis points over the LIBOR rate. For the floating rate portion, interest is generally calculated at 75 basis points less than the base rate. The base rate is defined as the greater of the prime rate or 150 basis points over the federal funds rate. Additionally, the Company pays a commitment fee of 25 basis points on unused balances. Covenants contained in the agreement require the Company to exceed minimum levels of net worth and meet a fixed charge ratio. The Company had $1.3 million outstanding, at a rate of 7.25%, under this credit facility at December 31, 1996.

         In August 1996, the Company entered into a $30.0 million credit facility with Ranger Funding Corporation ("Ranger"), a special purpose corporation established by NationsBank, N.A., pursuant to which Ranger issues commercial paper for the benefit of the Company. The above line of credit functions as a backup liquidity facility whose capacity is reduced by any amounts borrowed from Ranger. Interest rates on loans made by Ranger approximate market commercial paper rates at the time of the borrowing by the Company, thereby providing a lower cost of funds to the Company than borrowings under the line of credit. A minimum of $5 million must be borrowed with a maximum term of 70 days, but there are no facility fees or covenants. However, as a condition of the loan, the Company is required to maintain certain qualifying ratings from Moody's Investors Service and Standard & Poor's Corporation. This facility is subject to annual renewal. The Company had no balance outstanding under the Ranger facility at December 31, 1996.

         The Company paid a quarterly dividend of $0.10 per share during 1996 and 1995. The Company intends to continue paying quarterly dividends subject to declaration by the Board of Directors. On January 24, 1997, the Board of Directors declared a cash dividend of $0.10 per share payable March 3, 1997 to shareholders of record as of February 7, 1997.

         The Company believes that its cash and investments, combined with its borrowing facilities and internally generated funds, will be sufficient to meet its present and reasonably foreseeable long-term capital needs.

FORWARD-LOOKING STATEMENTS
Statements other than historical information contained in this Annual Report are considered forward-looking and involve a number of risks and uncertainties. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made above. In addition to the risk factors discussed, among the other factors that could cause actual results to differ materially are the following: market dynamics, interest rate changes, regulatory changes, and competition. Additional information concerning those and other factors are contained in the Company's Securities and Exchange Commission filings, including but not limited to the current Form 10-K, copies of which are available from the Company without charge.



REPORT OF INDEPENDENT AUDIOTRS


The Board of Directors
E.W. Blanch Holdings, Inc.

We have audited the accompanying consolidated balance sheets of E.W. Blanch Holdings, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of E.W. Blanch Holdings, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31,1996, in conformity with generally accepted accounting principles.

         As described in Note 2 to the financial statements, the Company changed its method of accounting for certain debt and equity securities in 1994.



                                                   /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 24, 1997
except for Note 15, as to which the date is February 21, 1997



CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31, (in thousands, except per share amounts)        1996             1995             1994
REVENUES:
Brokerage commissions and fees                                      $101,905          $87,203          $75,917
Investment income                                                      7,133            7,733            4,801
---------------------------------------------------------------- ----------------- --------------- ------------
Total revenues                                                       109,038           94,936           80,718

EXPENSES:
Salaries and benefits                                                 44,762           39,738           32,458
Travel and marketing                                                   7,569            6,112            4,914
General and administrative                                            20,387           15,965           12,964
Amortization of goodwill                                               3,078            2,980            1,307
Interest and other expense                                               231              351              397
Restructuring charge                                                  22,750                -                -
---------------------------------------------------------------- ----------------- --------------- ------------
Total expenses                                                        98,777           65,146           52,040
---------------------------------------------------------------- ----------------- --------------- ------------

Income before taxes                                                   10,261           29,790           28,678

Income taxes                                                           3,970           11,584           11,615
---------------------------------------------------------------- ----------------- --------------- ------------

Net income                                                          $  6,291          $18,206          $17,063
================================================================ ================= =============== ============
Net income per common share and
  common share equivalent                                           $   0.48          $  1.34          $  1.22
---------------------------------------------------------------- ----------------- --------------- ------------
Weighted average number of shares
  of common stock outstanding                                         13,230           13,590           14,007
---------------------------------------------------------------- ----------------- --------------- ------------


See accompanying notes.





CONSOLIDATED BALANCE SHEETS

At December 31, (in thousands)                                           1996                 1995
------------------------------------------------------------- --------------------- ----------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                          $    1,069           $    4,977
Due from fiduciary accounts                                            13,624                4,537
Premium finance notes                                                  14,931               12,212
Prepaid insurance                                                       1,749                1,212
Other current assets                                                    4,467                2,117
------------------------------------------------------------- --------------------- ----------------
Total current assets                                                   35,840               25,055

Long-term investments                                                   9,793                7,035
Property and equipment, net                                            13,001                9,386
Goodwill, net                                                          17,490               38,939
Other assets                                                            9,452                2,143

Fiduciary accounts-- assets                                           429,180              414,855
------------------------------------------------------------- --------------------- ----------------
Total assets                                                         $514,756             $497,413
============================================================= ===================== ================

Liabilities and Shareholders' Equity Current liabilities:
Accrued compensation                                                    4,176                3,311
Accounts payable                                                        3,939                3,848
Notes payable to banks                                                  1,340                4,500
Current portion of long-term liabilities                                1,685                  582
Other current liabilities                                               2,014                1,379
------------------------------------------------------------- --------------------- ----------------
Total current liabilities                                              13,154               13,620

Long-term debt, less current portion                                    1,188                  350
Other liabilities, less current portion                                 2,781                 1909
Commitments and contingencies                                               -                    -

Fiduciary accounts-- liabilities                                      429,180              414,855
------------------------------------------------------------- --------------------- ----------------
Total liabilities                                                     446,303              430,734

Shareholders' equity                                                   68,453               66,679
------------------------------------------------------------- --------------------- ----------------
Total liabilities and shareholders' equity                           $514,756             $497,413
============================================================= ===================== ================


See accompanying notes.




CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Year Ended December 31, (in thousands, except per share amounts)          1996              1995               1994
PREFERRED STOCK, $0.01 PAR VALUE                                             -                 -                  -

COMMON STOCK, $0.01 PAR VALUE
Balance, beginning of year                                             $   141           $   141           $    141
  Issuance of common stock                                                   -                 -                  -
----------------------------------------------------------------- ----------------- ------------------ --------------
Balance, end of year                                                       141               141                141
----------------------------------------------------------------- ----------------- ------------------ --------------
COMMON SHARES SUBJECT TO REDEMPTION
Balance, beginning of year                                                   -            (7,791)                 -
  Issuance of put option to former executive                                 -                 -             (7,791)
  Exercise of put option by former executive                                 -             7,791                  -
----------------------------------------------------------------- ----------------- ------------------ --------------
Balance, end of year                                                         -                               (7,791)
----------------------------------------------------------------- ----------------- ------------------ --------------

ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                              52,723            52,531             52,263
  Issuance of common stock                                                   -               188                268
  Other                                                                     46                 4                  -
----------------------------------------------------------------- ----------------- ------------------ --------------
Balance, end of year                                                    52,769            52,723             52,531
----------------------------------------------------------------- ----------------- ------------------ --------------

TREASURY STOCK
Balance, beginning of year                                             (17,370)           (9,575)                 -
  Issuance of treasury stock under employee benefit plans                1,004                 -                  -
  Purchase of treasury stock                                                 -            (7,795)            (9,575)
----------------------------------------------------------------- ----------------- ------------------ --------------
Balance, end of year                                                   (16,366)          (17,370)            (9,575)
----------------------------------------------------------------- ----------------- ------------------ --------------

UNREALIZED (LOSS) GAIN ON INVESTMENTS
Balance, beginning of year                                                 (59)             (853)                 -
  Net unrealized gain on investments at adoption of
    Statement of Financial Accounting Standards No. 115                      -                 -                191
  Change in net unrealized (loss) gain on investments                     (270)              794             (1,044)
----------------------------------------------------------------- ----------------- ------------------ --------------
Balance, end of year                                                      (329)              (59)              (853)
----------------------------------------------------------------- ----------------- ------------------ --------------

RETAINED EARNINGS
Balance, beginning of year                                              31,244            18,455              5,872
  Net income                                                             6,291            18,206             17,063
  Dividends                                                             (5,297)           (5,417)            (4,480)
----------------------------------------------------------------- ----------------- ------------------ --------------
Balance, end of year                                                    32,238            31,244             18,455
----------------------------------------------------------------- ----------------- ------------------ --------------
Total Shareholders' Equity                                             $68,453           $66,679           $ 52,908
================================================================= ================= ================== ==============

There are 10 million preferred shares authorized; none issued
There are 30 million common shares authorized. The number of shares issued and outstanding were 13,260,000, 13,208,000, and 13,647,000 at December 31, 1996,
  1995, and 1994 respectively.
The shares outstanding at December 31, 1996, 1995, and 1994, are net of 882,000, 932,000, and 482,000 treasury shares, respectively. See accompanying notes.




CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, (in thousands)                           1996              1995               1994
-------------------------------------------------------- ----------------- ------------------ --------------
OPERATING ACTIVITIES
Net income                                                    $ 6,291           $18,206            $17,063
ADJUSTMENTS TO RECONCILE NET INCOME TO
NET CASH PROVIDED BY OPERATING ACTIVITIES:
  Depreciation and amortization                                 6,073             5,119              2,862
  Net losses on sales of investments                               38                91                428
  Equity in the net (earnings) loss of Swire Blanch              (83)              (86)                182
  Deferred income tax (benefit) provision                     (8,176)               126                244
  Restructuring charge                                         22,750                 -                  -
  CHANGES IN OPERATING ASSETS AND LIABILITIES:
    Due from fiduciary accounts                               (9,087)             3,150            (7,399)
    Prepaid insurance                                           (533)             (392)                162
    Other current assets                                      (2,154)             (773)              (152)
    Accrued compensation                                          746                 -              (424)
    Accounts payable and other current liabilities                406               630              (602)
Other, net                                                      (658)              (77)                613
-------------------------------------------------------- ----------------- ------------------ --------------
Net cash provided by operating activities                      15,613            25,994             12,977

INVESTING ACTIVITIES
Purchases of investments                                      (3,627)           (1,600)           (44,293)
Purchases of property and equipment, net                      (4,654)           (3,918)            (2,788)
Issuance of finance notes receivable, net                     (2,756)           (5,773)              (492)
Acquisition of subsidiary, net of cash acquired                     -           (4,874)           (26,610)
Sales of investments                                              596            11,122             70,363
Other, net                                                       (82)             (308)                574
-------------------------------------------------------- ----------------- ------------------ --------------
Net cash used in investing activities                        (10,523)           (5,351)            (3,246)

FINANCING ACTIVITIES
Dividends paid                                                (5,297)           (5,417)            (4,480)
Proceeds from issuance of treasury shares                       1,004                 -                  -
Purchase of treasury stock                                          -           (7,795)            (9,575)
Net (repayments) borrowings on lines of credit                (3,203)           (3,175)              3,699
Payments on long-term debt                                    (1,288)             (281)              (251)
Other financing activities, net                                 (214)             (336)                225
-------------------------------------------------------- ----------------- ------------------ --------------
Net cash (used in) provided by financing activities           (8,998)          (17,004)           (10,382)
-------------------------------------------------------- ----------------- ------------------ --------------

Net (decrease) increase in cash and cash equivalents          (3,908)             3,639              (651)
Cash and cash equivalents at beginning of year                  4,977             1,338              1,989
-------------------------------------------------------- ----------------- ------------------ --------------
Cash and cash equivalents at end of year                      $ 1,069           $ 4,977           $  1,338
======================================================== ================= ================== ==============


See accompanying notes.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       ORGANIZATION AND BASIS OF PRESENTATION

E. W. Blanch Holdings, Inc. ("the Company") and its predecessor organizations have been in operation since 1957. The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company categorizes its business operations into three segments: reinsurance services, wholesale insurance services and general corporate services. The principal subsidiaries comprising the reinsurance services segment include E.W. Blanch Co., Inc., Paragon Reinsurance Risk Management Services, Inc., and E.W. Blanch International, Inc. which owns a 50% interest in Swire Blanch Holdings, Ltd. ("Swire Blanch"), a joint venture with Swire Fraser Insurance (Holdings) Ltd. ("Swire Fraser"). The principal subsidiary comprising the wholesale insurance segment is E.W. Blanch Wholesale Insurance Services, Inc. ("EWB Wholesale"), which includes its primary operating subsidiary Blanch Insurance Services, Inc. General corporate services includes investment income from corporate investments, corporate expenses such as legal, finance, corporate development, and the office of the chief executive, and results of other insignificant operations.

Nature of Business
The Company is a provider of integrated risk management services including reinsurance intermediary services, risk management consulting and administration services, and wholesale insurance services. In its capacity as a reinsurance intermediary, the Company structures and arranges reinsurance between insurers seeking to cede insurance risks and reinsurers willing to assume such risks. The Company receives and disburses funds for premium and loss transactions under reinsurance contracts on behalf of insurance and reinsurance companies and provides reinsurance transaction reporting and reinsurance consulting services. The Company receives brokerage revenue for its reinsurance intermediary services, which is generally based on a percentage of the related contract premiums. In addition, the Company earns commissions and fees in its wholesale business from the distribution of primary insurance policies. The Company also earns fees from providing risk management consulting and administration services.

         Investment income is earned from the temporary investment of fiduciary funds held by the Company, the financing of insurance premiums in the wholesale business, and from investments owned by the Company.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition
Reinsurance brokerage is recognized as premium reports or deposit premiums are due. Any subsequent adjustments, including cancellations, are recognized upon notification from the ceding companies, unless these amounts are subject to reasonable estimation by the Company.

         Wholesale commissions and fees are recognized when the underlying premiums are invoiced, provided that substantially all services relating to the placement of the insurance are complete, the policy premium is known or can be reasonably estimated and coverage is provided under the insurance policy. Any adjustments to commissions, primarily from cancellations, are estimated when the initial commission on the policy is recognized.

         Risk management fees are recognized when services are provided or according to the terms specified in the contract.

Financial Instruments
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994. Management has classified its investments in debt and equity securities as available for sale. As a result, the investment portfolio is carried at fair value and the corresponding unrealized gains or losses, net of applicable deferred taxes, are recognized as a separate component of equity. Fair values are generally based on quoted market prices. Where an active market does not exist, fair values of debt securities are estimated using a pricing service and fair values of equity securities are based on the most recent financial statements. Realized gains and losses on sales of investments are determined using the specific identification method.

         Financial instruments held by the Company other than investments include premium finance notes, notes receivable, notes payable to banks, and long-term debt. These instruments are carried at their net unpaid principal balances which approximate fair value.

Cash and Cash Equivalents
The Company considers investments in money market funds to be cash equivalents. The carrying amount of cash and cash equivalents reported in the balance sheet approximates fair value.

Depreciation and Amortization
Fixed assets are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the life of the improvement or the remaining term of the respective lease, whichever is shorter. Amortization of amounts capitalized under capital leases is included with depreciation expense.

Intangibles
The excess of cost over the fair value of net assets acquired (or goodwill) is amortized on a straight-line basis over its estimated useful life. Amortization periods range from 5 to 40 years. Accumulated amortization of goodwill at December 31, 1996 and 1995 was $29.2 million and $6.6 million, respectively. Management annually reviews the recoverability of intangibles using undiscounted cash flow modeling. A write-down is recorded when the sum of the expected future net cash flows is less than the book value. (See Note 3).

Fiduciary Accounts
As an intermediary, the Company acts as a conduit for insurance and reinsurance premiums and loss payments which are paid to and remitted from fiduciary accounts. Receivables and payables for premiums and losses under reinsurance contracts are recorded in the fiduciary accounts when due or reported. Receivables for premiums under wholesale insurance products are recorded when the policy is invoiced. The majority of the fiduciary account assets and liabilities represent receivables and offsetting payables between insurers and reinsurers. Reinsurance brokerage, wholesale commissions and fees, fiduciary investment income and reimbursement of loss advances by the Company are transferred periodically from the fiduciary accounts to the Company's bank accounts.

         In accordance with state regulations, the Company maintains cash resulting from fiduciary transactions in separate bank and investment accounts. The balances and weighted average interest rates in these accounts were $41.9 million and 5.07%, and $52.4 million and 5.99% at December 31, 1996 and 1995, respectively.

Income Taxes
Deferred taxes are recognized for all temporary differences between the tax and financial reporting basis of the Company's assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.

Earnings Per Share
Earnings per common share are computed based on the weighted average number of common shares and common share equivalents outstanding.

Stock Based Compensation
In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). As allowed by SFAS No. 123, the Company continues to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees", and the related interpretations in accounting for its stock options. The disclosures required by SFAS No. 123 have been included in the accompanying notes to the Company's financial statements.

Reclassifications
Certain prior year amounts have been reclassified to conform with the current year presentation.

3.       RESTRUCTURING CHARGE

During the fourth quarter, the Company recorded a $22.75 million restructuring charge for its San Antonio based managing general agency operations. The charge included a $19.5 million write-down of goodwill associated with the 1994 acquisition of the Elton George Companies and a $3.25 million reserve for restructuring of the San Antonio operation and its related lease expense. This charge reduced earnings per share for the quarter and year by $1.05.

4.       LONG-TERM INVESTMENTS

The Company's investments at December 31 are summarized as follows:

                                                     Gross Unrealized                 Fair
(in thousands)                      Cost          Gains          (Losses)             Value
1996
Debt investments                 $ 5,458           $  5            $ (24)            $5,439
Equity investments                 4,664              4             (314)             4,354
---------------------------- ---------------- --------------- ----------------- ----------------
                                 $10,122           $  9            $(338)            $9,793
============================ ================ =============== ================= ================

1995
Debt investments                 $ 3,648           $ --            $ (33)            $3,615
Equity investments                 3,446            331             (357)             3,420
---------------------------- ---------------- --------------- ----------------- ----------------
                                 $ 7,094           $331            $(390)            $7,035
---------------------------- ---------------- --------------- ----------------- ----------------


         Gross gains realized on the sales of investments were $10,000 and $0.1 million for the years ended December 31, 1996 and 1994, respectively. Gross losses realized on the sales of investments were $48,000, $0.1 million, and $0.5 million for the years ended December 31, 1996, 1995, and 1994, respectively.

         The cost and fair values of debt securities at December 31, 1996, by contractual maturity, are summarized as follows:

(in thousands)                                        Cost           Fair
                                                                    Value
Due in one year or less                            $   667        $   667
Due after one year through five years                4,592          4,573
Due after five years                                   199            199
                                                   $ 5,458        $ 5,439
------------------------------------------------ -------------- -------------

5.       PROPERTY AND EQUIPMENT

The Company's property and equipment at December 31 are summarized as follows:
(in thousands)                                       1996           1995
Computer hardware and software                     $ 13,635       $ 7,938
Office furniture and equipment                        9,142         8,653
Leasehold improvements                                1,559         1,399
------------------------------------------------ -------------- -------------
                                                     24,336        17,990
Less accumulated depreciation
   and amortization                                 (11,335)       (8,604)
------------------------------------------------ -------------- -------------
                                                   $ 13,001       $ 9,386
================================================ ============== =============



6.       LONG-TERM DEBT

The Company's long-term debt at December 31 is summarized as follows:
(in thousands)                                       1996           1995
Note payable with annual payments
through January 1997, interest at 11.78%            $  300         $ 567
Capital lease obligations                            1,465            99
                                                     1,765           666
Less current portion                                  (577)         (316)
                                                    $1,188         $ 350
------------------------------------------------- ------------- -----------


         Maturities of long-term debt are summarized as follows:
(in thousands)
1997                                  $577
1998                                   266
1999                                   281
2000                                   302
2001                                   339
------------------------------------- -------------

7.       LINES OF CREDIT

In April 1996, the Company terminated its previous $25.0 million line of credit facility with a syndicate of banks including Norwest Bank Minnesota, N.A., NationsBank of Texas N.A., and Morgan Guaranty Trust Company of New York and began using a new three year $30.0 million facility with the same syndicate of banks. The facility includes two borrowing methods: short term based on a floating rate and longer term (30, 60, or 90 days) at 75 basis points over the LIBOR rate. For the floating rate portion, interest is generally calculated at 75 basis points less than the base rate. The base rate is defined as the greater of the prime rate or 150 basis points over the federal funds rate. Additionally, the Company pays a commitment fee of 25 basis points on unused balances. Covenants contained in the agreement require the Company to exceed minimum levels of net worth and meet a fixed charge ratio. The Company had $1.3 million outstanding under this credit facility at December 31, 1996 at a rate of 7.25%

         In August 1996, the Company entered into a $30.0 million credit facility with Ranger Funding Corporation ("Ranger"), a special purpose corporation established by NationsBank, N.A., pursuant to which Ranger issues commercial paper for the benefit of the Company. The above line of credit functions as a backup liquidity facility whose capacity is reduced by any amounts borrowed from Ranger. Interest rates on loans made by Ranger approximate market commercial paper rates at the time of the borrowing by the Company, thereby providing a lower cost of funds to the Company than borrowings under the line of credit. A minimum of $5 million must be borrowed with a maximum term of 70 days, but there are no facility fees or covenants. However, as a condition of the loan, the Company is required to maintain certain qualifying ratings from Moody's Investors Service and Standard & Poor's Corporation. This facility is subject to annual renewal. The Company had no balance outstanding under the Ranger facility at December 31, 1996.

8.       SHAREHOLDERS' EQUITY

Preferred Stock
The Board of Directors may from time to time direct the issuance of preferred stock in one or more series and may, at the time of issuance, determine the rights, preferences, and limitations of each series. The issuance of preferred stock may adversely affect various rights, including dividend and voting rights, of the common shareholders and may be used as an anti-takeover device.

         On January 24, 1997, the Board of Directors approved a shareholder rights plan, which provides protection against hostile takeovers and market activities that could result in a sale of the Company. The Board of Directors retains the right to approve a sale of the Company or redeem the rights under certain circumstances. The Company has declared a dividend of one right for each common share outstanding on February 7, 1997. Each right will entitle a shareholder to buy 1/100 of a share of the Company's newly created Series A Junior Participating Preferred Stock at an exercise price of $100. The rights will become exercisable in the event that a person or group acquires, or makes a tender offer for, 15% or more of the Company's common shares, subject to certain exceptions.

Dividends
The Company initiated the payment of a quarterly cash dividend during the fourth quarter of 1993. Cash dividends of $0.08 per share were paid each quarter to shareholders through 1994. In January 1995, the Board of Directors increased the quarterly dividend to $0.10 per share. The Company intends to continue paying quarterly dividends subject to declaration by the Board of Directors. The Company is not subject to any regulatory or capital requirements that restrict its ability to pay dividends, except for the minimum net worth requirement in its line of credit facility (see Note 7).

9.       INCOME TAXES

Income taxes for the years ended December 31 are summarized as follows:


(in thousands)                          1996            1995          1994
---------------------------------- --------------- -------------- -----------
Current:
Federal                                $10,702         $ 9,986      $ 9,635
State                                    1,444           1,472        1,736
                                        12,146          11,458       11,371
Deferred taxes                          (8,176)            126          244
---------------------------------- --------------- -------------- -----------
                                       $ 3,970         $11,584      $11,615
================================== =============== ============== ===========


         The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate for the years ended December 31 is summarized as follows:


(in thousands)                                            1996            1995           1994
---------------------------------------------------- -------------- --------------- -------------
Income tax at the federal statutory rate                 $3,592         $10,427         $10,038
State taxes, net of federal tax benefit                     321             957           1,128
Tax-exempt interest                                         (57)           (186)           (594)
Goodwill amortization                                       257             257             257
Other                                                      (143)            129             786
                                                         $3,970         $11,584         $11,615
---------------------------------------------------- -------------- --------------- -------------

         The components of the deferred income tax provision for the years ended
December 31 are summarized as follows:

(in thousands)                                             1996            1995          1994
---------------------------------------------------- ---------------- ------------- -------------
Prepaid expense                                          $   495          $(147)         $128
Depreciation                                                 (38)           412            84
Goodwill amortization                                     (6,900)            --            --
Equity in the net earnings
(loss) of Swire Blanch                                        29             30           (74)
Accrued lease expense                                     (1,100)            67            18
Other                                                       (662)          (236)           88
---------------------------------------------------- ---------------- ------------- -------------
Total                                                    $(8,176)         $ 126          $244
==================================================== ================ ============= =============


         Gross deferred tax assets and liabilities at December 31 are summarized as follows:


(in thousands)                                         Current            Non-current
-------------------------------------------------- ----------------- ------------------
1996
Deferred tax liabilities                                $(658)             $(1,733)
Deferred tax assets                                       461                8,896
Valuation allowance                                      (128)                  --
-------------------------------------------------- ----------------- ------------------
Total                                                   $(325)             $ 7,163
================================================== ================= ==================

1995
Deferred tax liabilities                                $(200)             $(1,780)
Deferred tax assets                                       205                  460
Valuation allowance                                       (23)                  --
-------------------------------------------------- ----------------- ------------------
Total                                                   $ (18)             $(1,320)
================================================== ================= ==================


         Management recorded a valuation allowance against the deferred tax asset related to unrealized losses in the Company's investment portfolio. Management has determined some uncertainty exists regarding the Company's ability to utilize the tax benefits associated with the realization of the capital losses.

10.      STOCK PLANS

The Company adopted the E. W. Blanch Holdings, Inc. Employee Stock Purchase Plan ("the ESPP") in May 1994. Pursuant to the ESPP, eligible employees of the Company may purchase shares of the Company's common stock at 90% of fair market value, subject to certain limitations and qualifications. The Company has reserved 300,000 shares of common stock for issuance under the ESPP. At December 31, 1996, approximately 21,500 shares had been issued under the ESPP.

         The Company adopted the 1993 Stock Incentive Plan ("the Stock Plan") in May 1993. Pursuant to the Stock Plan, key employees of the Company who have been selected as participants are eligible to receive awards of various forms of equity-based incentive compensation including stock options, stock appreciation rights, stock bonuses, restricted stock awards, performance units, phantom stock, and awards consisting of combinations of such incentives. The Company has reserved 2,400,000 shares of common stock for issuance under the Stock Plan.

         Outstanding grants of shares under the Stock Plan were 785,333 and 626,500 at December 31, 1996 and 1995, respectively. In addition, the Company had reserved 446,000 shares at December 31, 1996 for future grant, resulting in 1,168,667 and 173,500 shares available for grant under the Stock Plan at December 31, 1996 and 1995, respectively. Outstanding awards under the Stock Plan at December 31, 1996 are comprised of stock options which have a range of exercise price of $17.50 - $22.75, and a weighted average contractual life of
8.1 years. The original term of all such options is 10 years and the options become exercisable over the first five years of the term. There were 108,229 option shares exercisable at December 31, 1996 at a weighted average exercise price of $18.91. The impact of the outstanding options on earnings per share computations is not material.

         Option activity during 1996, 1995 and 1994 was as follows:

                                                                               Average
                                                                                Option
                                                                             Price per
                                                            Shares               Share
---------------------------------------------------- ------------------- ---------------
Outstanding at December 31, 1993                           397,500              $18.76
Granted                                                    117,500               19.95
Canceled                                                   (42,500)              17.99
---------------------------------------------------- ------------------- ---------------
Outstanding at December 31, 1994                           472,500              $19.13
Granted                                                    215,000               18.88
Canceled                                                   (61,000)              22.01
---------------------------------------------------- ------------------- ---------------
Outstanding at December 31, 1995                           626,500              $18.76
---------------------------------------------------- ------------------- ---------------
Granted                                                    239,000               22.01
Canceled                                                   (80,167)              18.26
---------------------------------------------------- ------------------- ---------------
Outstanding at December 31, 1996                           785,333              $19.80
==================================================== =================== ===============


As permitted under SFAS No. 123, the Company continues to apply APB Opinion No. 25 and related interpretations and, accordingly, does not recognize compensation expense for grants under its Stock Plan. If the Company had elected to recognize compensation expense based on the fair value of the stock on the grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the proforma amounts indicated in the table below:

(in thousands except per share amounts)              1996              1995
----------------------------------------------- --------------- ---------------
Net income -- as reported                           $6,291           $18,206
Net income -- pro forma                              5,864            18,013
Earnings per share -- as reported                     0.48              1.34
Earnings per share -- pro forma                       0.44              1.33
=============================================== =============== ===============

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                     1996              1995
----------------------------------------------- --------------- ---------------
Expected dividend yield                              1.80%             1.80%
Expected stock price volatility                     21.80%            19.90%
Expected life of options                           7 years           7 years
=============================================== =============== ===============

         The Company used the seven year United States Treasury Note rate at the date of grant for the risk-free interest rate assumption. The range of these rates was 5.6% to 6.6% in 1996 and 6.4% to 7.9% in 1995. The weighted average fair value of options granted during 1996 and 1995 was $7.49 and $7.33 per share, respectively.

         In 1993, the Company adopted the Non-Employee Directors' Stock Plan ("the Directors' Plan"). The Directors' Plan permits each participant to elect to receive or defer all or a portion of the Director's fees in common stock of the Company. The Company has reserved 25,000 shares of Common Stock for issuance under the Directors' Plan. At December 31, 1996, approximately 2,100 shares of stock have been earned under this plan at an average cost of $19.36 per share.

         In 1993, the Company reserved an additional 191,000 shares of common stock for issuance under its Incentive Plan (see Note 11).

11.      EMPLOYEE BENEFITS AND INCENTIVE PLANS

The Company has a defined contribution retirement plan ("the Plan") for most of its employees. Employees of EWB Wholesale became participants in the Plan effective January 1, 1996. Contributions to the Plan are discretionary and generally are equal to 7.5% of the employee's base salary. Employees with salaries that exceed the Internal Revenue Service limit for qualified plans receive the difference between 7.5% of their salary and the IRS allowable plan contribution in cash. Total Plan expense for 1996, 1995, and 1994 was $2.0 million, $1.6 million, and $1.4 million, respectively. Of those amounts, $0.3 million, $0.3 million, and $0.2 million were paid in cash in 1996, 1995 and 1994, respectively.

         The Company has a cash bonus Incentive Plan designed to reward employees for exceptional performance in the production of new business, servicing of existing business, and management of expenses. Awards for employees are based on the achievement of goals set for the growth of revenues and profits. A portion of the awards earned under the Incentive Plan may be paid in grants of restricted common stock. The Company has reserved 191,000 shares of common stock for issuance under the Incentive Plan; none have been issued. Total Incentive Plan expense for the years ended December 31, 1996, 1995, and 1994 was $1.7 million, $1.7 million, and $1.2 million, respectively.

         The Company has a cash bonus Management Incentive Plan designed to reward senior executives of the Company for exceptional performance based on achievement of annual Company financial goals. A portion of the Management Incentive Plan is based on the aggregate awards earned under the Incentive Plan. No Management Incentive Plan expense was recorded in 1996 and 1995. Total Management Incentive Plan expense for 1994 was $0.6 million.

12.      RELATED PARTY TRANSACTIONS

The Company has invested in Conning Insurance Capital Limited Partnership III ("the Fund"), a private equity fund that invests in the insurance industry. One of the Company's independent directors was Vice Chairman of Conning and Company, the general partner of the Fund, at the time of the commitment. The Company's Chairman and Chief Executive Officer is a current member of the Advisory Board of the Fund. At December 31, 1996, the Company had paid its entire commitment of $4.0 million. The amounts have been recorded as a long-term investment.

         The Company had outstanding notes receivable from employees totaling $0.8 million and $0.7 million at December 31, 1996 and 1995, respectively. The majority of these notes are interest bearing and are payable over ten years beginning in 1999.

13.      SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Supplemental disclosure of cash flow information for the years ended December 31 is as follows:


(in thousands)                                           1996             1995             1994
------------------------------------------------ ----------------- ---------------- -------------
Cash paid during the period for:
Interest                                             $    223         $    342         $    344
Income taxes (federal, state, and city)                12,873           12,179           10,709
Non-cash investing activities:
Equipment acquired under capital leases                 2,149               --               --
Purchase of real estate in
satisfaction of note receivable                            --              392               --
Non-cash financing activities:
Write-offs of notes receivable                            103              266               70
================================================ ================= ================ =============


14.      COMMITMENTS AND CONTINGENCIES

Lease Commitments
The Company has operating leases for its headquarters, branch office facilities, and certain equipment, including a corporate jet. Total rent expense for such operating leases was $5.2 million, $4.6 million, and $3.9 million for 1996, 1995, and 1994, respectively.

         Future minimum rental payments required under these leases are summarized as follows:

(in thousands)
-------------------------------------------------------------------- ---------
1997                                                                 $ 5,673
1998                                                                 5,359
1999                                                                 4,887
2000                                                                 2,895
2001                                                                 2,638
Thereafter                                                           6,106
-------------------------------------------------------------------- ---------
                                                                     $27,558
==================================================================== =========

Common Stock Repurchase Agreement
Effective October 6, 1994, Michael W. Cashman, Sr. retired from his responsibilities as President, Chief Operating Officer and Director of E. W. Blanch Holdings, Inc. In conjunction with this event, the Company entered into a Common Stock Repurchase Agreement (the Agreement) with Mr. Cashman.

         Pursuant to the Agreement, in October 1994 the Company purchased 481,739 shares of the Company's common stock from Mr. Cashman for an aggregate price of $9.6 million, or $19.875 per share, a price equal to 90% of the average market price for the month of September 1994.

         During the third quarter of 1995, Mr. Cashman participated with other selling shareholders in a managed sale of common shares. Per the Agreement, this transaction reduced the Company's commitment to purchase common shares from Mr. Cashman by 500,000 shares. In October 1995, the Company purchased 449,978 shares of common stock for an aggregate price of $7.8 million, or $17.325 per share, from Mr. Cashman representing 90% of the average market price during September 1995. These transactions fulfilled the Company's commitments which arose when Mr. Cashman retired.

Acquisition
As a component of the purchase price for the September 30, 1994 purchase of the Elton George Companies, the Company agreed to assume responsibility for up to $5.8 million of certain pre-acquisition liabilities of the Elton George Companies. To the extent the liabilities settled for less than $5.8 million, any remaining amounts would be remitted to the Georges. As of December 31, 1996, the pre-acquisition liabilities had settled for $5.6 million, and $0.2 million was remitted to the Georges. The Company has no remaining liability under the terms of the Elton George Companies purchase agreement.

Legal Proceedings
In the normal course of business, the Company and its subsidiaries are parties to a number of lawsuits. Management believes that these suits will be resolved with no material financial impact on the Company.

15.      SUBSEQUENT EVENTS

On February 14, 1997 the Company acquired 70% of Swire Fraser from Swire Pacific Limited ("Swire Pacific") and increased its ownership in Swire Blanch from 50% to 70% for $2.9 million in cash and the assumption of (pound)6.2 million (approximately $10.2 million on the date of purchase) in debt. Swire Fraser is primarily a wholesale insurance and reinsurance broker based in London with other insurance broking operations in Hong Kong and northern England. The combined operations of Swire Fraser and Swire Blanch will be merged into a single operation under the Swire Blanch name, which will be owned 70% by EWB and 30% by Swire Pacific.

         On February 14, 1997, the Company purchased 750,000 shares of its common stock, at a negotiated price of $19.40 per share, from its Chairman and Chief Executive, E.W. Blanch, Jr. As part of the stock repurchase agreement, Mr. Blanch has agreed that he will not make any open market or private sales of his stock for at least a two year period, except with the approval of a select committee of the Company's outside directors.

         On February 21, 1997 the Company sold its premium finance subsidiaries of EWB Wholesale. The Company received $15.2 million in exchange for all of the outstanding stock of the subsidiaries, whose assets included $14.9 million of premium finance notes.

16.      BUSINESS SEGMENT INFORMATION

The business segment information located on page 22 is incorporated herein by reference. The following is additional business segment information for the year ended December 31:


                                                     Identifiable          Depreciation &               Capital
(in thousands)                                             Assets            Amortization          Expenditures
1996
Reinsurance services                                     $415,139                 $ 1,919                $2,734
Wholesale insurance services                               63,250                  22,415                   762
General corporate services                                 78,192                   1,239                 1,158
Eliminations                                              (41,825)                     --                    --
------------------------------------------------- --------------------- ----------------------- -----------------
                                                         $514,756                 $25,573                $4,654

1995
Reinsurance services                                     $409,865                 $ 1,163                $1,515
Wholesale insurance services                               58,950                   2,753                   945
General corporate services                                 75,261                   1,203                 1,458
Eliminations                                              (46,663)                     --                    --
                                                         $497,413                 $ 5,119                $3,918

17.  QUARTERLY FINANCIAL DATA (UNAUDITED)


Quarter Ended
(in thousands, except per share amounts)               MARCH 31          JUNE 30        SEPTEMBER 30      DECEMBER 31
------------------------------------------------- ----------------- ---------------- ----------------- ----------------
1996
REVENUES:
Brokerage commissions and fees                        $ 24,135          $ 21,112         $ 27,948          $ 28,710
Investment income                                        1,743             1,759            1,880             1,751
------------------------------------------------- ----------------- ---------------- ----------------- ----------------
Total revenues                                          25,878            22,871           29,828            30,461


Expenses:
Salaries and benefits                                   10,468            10,622           10,985            12,687
Travel and marketing                                     1,712             1,866            1,735             2,256
General and administrative                               4,587             4,726            5,091             5,983
Amortization of goodwill                                   768               768              784               758
Interest and other expense                                  66                44               62                59
Restructuring charge                                        --                --               --            22,750
------------------------------------------------- ----------------- ---------------- ----------------- --------------
Total expenses                                          17,601            18,026           18,657            44,493
------------------------------------------------- ----------------- ---------------- ----------------- --------------


Income before taxes                                      8,277             4,845           11,171           (14,032)


Income taxes                                             3,171             1,910            4,312            (5,423)
------------------------------------------------- ----------------- ---------------- ----------------- --------------
Net income                                            $  5,106          $  2,935         $  6,859          ($ 8,609)
================================================= ================= ================ ================= ==============

Net income per share                                  $   0.38          $   0.22         $   0.52           ($ 0.65)
================================================= ================= ================ ================= ==============

1995
REVENUES:
Brokerage commissions and fees                        $ 25,054          $ 18,608         $ 25,072          $ 18,469
Investment income                                        1,776             1,832            2,132             1,993
------------------------------------------------- ----------------- ---------------- ----------------- --------------
Total revenues                                          26,830            20,440           27,204            20,462


EXPENSES:
Salaries and benefits                                   10,641             9,896            9,860             9,341
Travel and marketing                                     1,266             1,590            1,631             1,625
General and administrative                               4,146             3,711            4,050             4,058
Amortization of goodwill                                   730               760              745               745
Interest and other expense                                 100                78              109                64
------------------------------------------------- ----------------- ---------------- ----------------- --------------
Total expenses                                          16,883            16,035           16,395            15,833
------------------------------------------------- ----------------- ---------------- ----------------- --------------


Income before taxes                                      9,947             4,405           10,809             4,629


Income taxes                                             3,880             1,682            4,178             1,844
------------------------------------------------- ----------------- ---------------- ----------------- --------------


Net income                                            $  6,067          $  2,723         $  6,631          $  2,785
================================================= ================= ================ ================= ==============

Net income per share                                  $   0.44          $   0.20         $   0.49          $   0.21
================================================= ================= ================ ================= ==============
