Form 10-K, Exhibit 13
period 1997-12-31
BLANCH E W HOLDINGS INC
filed 1998-03-31
CIK 898438

EXHIBIT 13


                               1997 ANNUAL REPORT

STOCK LISTING AND TRADING INFORMATION

The common stock of E.W. Blanch Holdings, Inc. is traded on the New York Stock Exchange under the symbol "EWB". The following table sets forth the high, low and closing prices and the amounts of cash dividends per common share for E.W. Blanch Holdings, Inc. common stock for each quarter of 1997 and 1996.

----------------------------------------------------------------------------------------
                                         1997 MARKET PRICE                     DIVIDENDS
QUARTER ENDED                  HIGH             LOW             CLOSE          PER SHARE
----------------------------------------------------------------------------------------
March 31                     23 1/4           19 3/4            22 3/8           $0.10
June 30                      27 1/8               22          26 11/16           $0.10
September 30                 31 7/8           26 3/4          30 15/16           $0.10
December 31                 35 9/16               30           34 7/16           $0.10
Year                                                                             $0.40
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                                         1996 MARKET PRICE                     DIVIDENDS
QUARTER ENDED                  HIGH             LOW             CLOSE          PER SHARE
----------------------------------------------------------------------------------------
March 31                     25 1/2               19                20           $0.10
June 30                      22 5/8           19 1/2            19 7/8           $0.10
September 30                 21 1/4           17 3/4            19 1/4           $0.10
December 31                  21 1/8               18            20 1/8           $0.10
Year                                                                             $0.40
----------------------------------------------------------------------------------------


As of December 31, 1997 there were 266 registered shareholders of E.W. Blanch Holdings, Inc. common stock.


SIX YEAR FINANCIAL SUMMARY
Year Ended December 31


(dollars in thousands, except per share              1997          1996         1995       1994         1993         1992
amounts)
--------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Revenues:
Brokerage commissions and fees                    $158,103      $101,905     $ 87,203    $ 75,917     $ 59,993    $ 51,792
Investment income                                    8,694         7,133        7,733       4,801        4,681       3,696
--------------------------------------------------------------------------------------------------------------------------
Total revenues                                     166,797       109,038       94,936      80,718       64,674      55,488

Expenses:
Salaries and benefits                               75,908        44,762       39,738      32,458       27,401      24,956
Travel and marketing                                13,681         7,569        6,112       4,914        4,102       3,509
General and administrative                          29,711        20,387       15,965      12,964       10,404      10,406
Amortization of goodwill                             3,009         3,078        2,980       1,307          734         623
Interest and other expense                           1,326           231          351         397          437         702
Restructuring charge (4)                                 -        22,750            -           -            -           -
--------------------------------------------------------------------------------------------------------------------------
Total expenses                                     123,635        98,777       65,146      52,040       43,078      40,196
--------------------------------------------------------------------------------------------------------------------------


Income before taxes (4)                             43,162        10,261       29,790      28,678       21,596      15,292

Income taxes (1)                                    17,008         3,970       11,584      11,615        8,623       6,055
--------------------------------------------------------------------------------------------------------------------------
Net income before minority interest                 26,154         6,291       18,206      17,063       12,973       9,237
Minority interest, net of tax                          451             -            -           -             -          -
--------------------------------------------------------------------------------------------------------------------------
Net income (1) (4)                               $  25,703      $  6,291     $ 18,206    $ 17,063     $ 12,973    $  9,237
--------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE:
Net income - basic (1) (2) (4) (5)                   $2.03      $   0.48     $   1.34     $  1.22     $   0.97       $0.75
Net income - assuming dilution (1) (2) (4) (5)        1.99          0.48         1.34        1.22         0.97        0.75
Cash dividends (3)                                    0.40          0.40         0.40        0.32         0.08           -
Book value (2)                                        6.08          5.16         5.05        3.88         4.13        1.25
--------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET:
Current assets                                      51,381      $ 35,840     $ 25,055    $ 17,836     $ 11,962    $  4,699
Long-term investments                               14,939         9,793        7,035      15,837       37,519         550
Goodwill, net (4)                                   34,916        17,490       38,939      41,575       10,596       9,973
Total assets                                       919,767       514,756      497,413     529,897      432,055     394,161
Current liabilities                                 37,033        13,154       13,620      21,107        5,286       8,605
Long-term debt,
  less current portion                              13,675         1,188          350         665          946       3,288
Shareholders' equity                                76,452        68,453       66,679      52,908       58,276      15,343
--------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS:
Profit margin (pre-tax) (4)                            26%            9%          31%         36%          33%         28%
Return on average
  shareholders' equity (1) (4)                          35             9           30          31           35          74
--------------------------------------------------------------------------------------------------------------------------
OTHER:
Weighted average number of
shares outstanding (000) (2) (5)
   Basic                                            12,656        13,220       13,558      14,007       13,436      12,300
   Asssuming dilution                               12,945        13,230       13,590      14,007       13,436      12,300
Number of shares outstanding
  at year-end (000) (2)                             12,580        13,260       13,208      13,647       14,115      12,300
Number of employees at year-end                      1,130           648          566         603          349         329
--------------------------------------------------------------------------------------------------------------------------


(1) Prior to the May 1993 initial public offering, the Company operated as a partnership and therefore was not liable for corporate income taxes. Pro forma income taxes (unaudited) of $3.5 million, and $6.1 million have been included in income taxes for the years ended December 31, 1993 and 1992, respectively to illustrate what the tax consequences would have been had the partnership been subject to corporate income taxes.
(2) Assumes 12.3 million shares of common stock issued and outstanding prior to the May 1993 reorganization from a partnership to a corporation.
(3) Regular quarterly cash dividend of $0.08 per share initiated fourth quarter 1993; increased to $0.10 first quarter 1995. Cash dividends were declared and paid in the same fiscal year.
(4) A $22.75 million charge was recognized in 1996 to reflect the restructuring of the San Antonio based managing general agency operation. The charge includes a $19.5 million write-down of goodwill as well as a $3.25 million reserve for office lease and other related restructuring expenses. Prior to the restructuring charge, certain 1996 operating results were: Income before taxes, $33.0 million; Net income, $20.2 million; Net income per share, $1.53; Profit margin (pre-tax), 30%; and Return on average shareholders' equity, 27%.
(5) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Standards No. 128, EARNINGS PER SHARE. For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

Recent Developments

E.W. Blanch Holdings, Inc and subsidiaries ("the Company") is a leading provider of integrated risk management and distribution services including reinsurance and insurance intermediary services, risk management consulting and administration services, primary insurance distribution services, and financial and pension consultancy services.

         In February 1997, the Company purchased a 70% interest in Swire Fraser Insurance (Holdings) Limited ("Swire Fraser") resulting in an additional 20% interest in the Swire Blanch joint venture. The combined operations of Swire Fraser and Swire Blanch operate under the Swire Blanch name, which is owned 70% by the Company and 30% by Swire Pacific Limited ("Swire Pacific"). The consideration for the purchase included the assumption of certain existing indebtedness of (pound)6.2 million ($10.2 million at purchase date) and a cash payment of (pound)1.8 million ($2.9 million).

         In February 1997, the Company purchased 750,000 shares of its common stock, at a negotiated price of $19.40 per share, from its Chairman and Chief Executive, E.W. Blanch, Jr. Total consideration was $14.6 million. As part of the stock repurchase agreement, Mr. Blanch has agreed that he will not make any open market or private sales of his remaining stock for at least a two-year period, except with the approval of a select committee of the Company's outside directors.

         As part of the restructuring of its primary insurance distribution operations, the Company completed the sale of its premium finance business in February 1997. The Company received $15.1 million in exchange for the outstanding stock of the premium finance subsidiaries. The net proceeds equaled the Company's investment in the business, resulting in no gain or loss from the transaction.

         The Company has signed an agreement to purchase Walbaum Americana, S.A. ("Walbaum") a leading provider of insurance and reinsurance intermediary services in Latin America, based in Buenos Aires, Argentina. Walbaum had $3.5 million of revenues in 1996. The Company expects this transaction to be completed in the second quarter of 1998.

         During 1998, the Company will begin consolidating its international corporate headquarters in Dallas, Texas. Currently senior management is located in Minneapolis, Dallas and London. The Company believes the costs associated with this change will not be material.

NATURE OF BUSINESS

Risk Management Services
As a reinsurance intermediary, the Company structures and arranges reinsurance between insurers seeking to cede insurance risk and reinsurers willing to assume such risk. The Company's revenue is comprised primarily of reinsurance brokerage which is generally based either upon a percentage of reinsurance premiums placed or a negotiated fee. In either case, the remuneration varies with the level of ceded premium, the type of reinsurance contract, the expected frequency of loss, and the effective date and duration of the contract.

         Reinsurance continues to be an important part of the strategy of insurance companies to manage exposure on insured risks in order to achieve their financial objectives. Market factors, including the level of surplus capacity in the insurance and reinsurance markets, prevailing premium rates, underwriting experience, regulatory considerations, changes in the investment environment, and general economic conditions and business trends, affect the amount of reinsurance brokerage received by the Company. The Company seeks to mitigate the effect of these market factors by diversifying its products available for its clients, along with establishing long-term relationships with a diverse group of insurance companies, and providing these insurance companies with solutions to their risk management problems and the best possible reinsurance services. The Company believes it is well positioned to take advantage of opportunities to grow its reinsurance intermediary business.

         The Company provides reinsurance intermediary services to both domestic and international insurance companies. As discussed above, in February 1997, the Company purchased 70% of Swire Fraser and increased its ownership in the Swire Blanch joint venture to 70%. This transaction is expected to provide increased opportunities for international growth.

         The Company provides risk management consulting and administration services to insurance and reinsurance companies, government entities, underwriting facilities and other interested parties. The Company also licenses a reinsurance software system. Such services are generally provided as part of the Company's core reinsurance intermediary services, as well as directly to third parties.

         The Company plans to continue to expand the development of its risk management capabilities through the continued expansion of its catastrophe consulting and modeling services and other technology-based services.

Primary Insurance Distribution Services
         The Company provides wholesale insurance services to retail insurance agents on behalf of primary insurance companies through its domestic operations. These services, reported as program policy and distribution fees and general agency operations, include underwriting and claims processing, and enable the Company's independent insurance agent clients to access a variety of insurance companies and products. In addition, the Company develops, markets, quotes, and processes specialized insurance programs for targeted insurance companies and its independent insurance agent clients. Through the wholesale distribution mechanism, the Company believes that insurance companies are able to produce new lines of business in various geographic locations without incurring high start-up costs.

Financial and Pension Consultancy Services
Through Swire Blanch, the Company provides independent advice on various aspects of the financial services industry, including the design, administration and financial control of employee benefits packages, personal financial planning and pension fund administration. These services are provided, outside of the United States, to individuals, professional intermediaries, owner-managed businesses and corporations of all sizes. The Company plans to continue to develop these services.

Investment Income
The Company's investment income is derived from two sources: fiduciary investments and corporate investments. As an intermediary, the Company acts as a conduit for insurance and reinsurance premiums and loss payments which are paid to and remitted from fiduciary accounts. Under applicable regulations, the Company is required to hold fiduciary funds in appropriate bank and investment accounts subject to restrictions on withdrawals and prohibitions on commingling. The Company earns investment income on funds held in these accounts. Corporate investment income represents interest and dividends earned on the investment of the Company's capital, which is primarily generated through cash from operations. Capital gains and losses may be realized from sales of the Company's investments. The Company sold its premium finance business, previously a part of the Company's primary insurance distribution operation, in February 1997.

Year 2000 Compliance
The Company has performed an assessment of its Year 2000 issues and is in the process of implementing steps to ensure Year 2000 compliance. The Company expects to complete the Year 2000 compliance process for its current software by December 31, 1998. The Company's investment in new software includes the requirements associated with Year 2000 compliance. Certain costs associated with the purchase or development of new software which is Year 2000 compliant are being capitalized. All other costs are being expensed as incurred. The additional investment to ensure all current software is Year 2000 compliant is not expected to be material. The Company could be adversely affected by the Year 2000 issue if other entities (i.e., clients and vendors) not affiliated with the Company do not adequately address their own Year 2000 compliance issues.

Seasonality
The Company historically has tended to realize a greater amount of its annual brokerage revenue and net income in the first and third quarters due primarily to semi-annual deposits on property catastrophe reinsurance contracts and the prevalence of January and July effective dates on such contracts. In 1997, due to softer market conditions, quarterly deposits became more frequent, which should have a smoothing effect on the Company's quarterly results. The Company's risk management consulting and administration, wholesale, and financial and pension consulting businesses, as well as certain larger transactions, are generally not seasonal in nature. Based upon these factors and current business opportunities, and given the increased significance of these non-seasonal revenue sources to the Company's business, management believes that historical quarterly results may not be indicative of future period results.

Geographic Segment Information
Due to the integrated nature of the Company's risk management and distribution business, and because the primary insurance distribution operations after restructuring are no longer significant, the Company has discontinued its financial reporting by business segment. Current year operations reflect the operations from the Swire Blanch acquisition discussed above on a consolidated basis from the date of acquisition, due to the Company's 70% controlling interest. Prior year results of foreign operations include only the equity in the income of the Swire Blanch international reinsurance intermediary, jointly owned 50% by the Company and 50% by Swire Pacific. The following is a summary of revenues and income before taxes by geographic area for the years ended December 31:

                                                     Income
(in thousands)             Revenues                  Before Taxes
-----------------------------------------------------------------
1997
Domestic operations        $128,959                  $ 38,390
Foreign operations           37,912                     4,772
Eliminations                    (74)                      --
                           $166,797                  $ 43,162

                                                     Income



(in thousands)             Revenues                  Before Taxes
-----------------------------------------------------------------
1996
Domestic operations        $108,955                  $ 10,178
Foreign operations               83                        83
                           $109,038                  $ 10,261

         Domestic operations include reinsurance intermediary services, risk management consulting and administration services, program distribution services, policy distribution capabilities, and the general agency operations. All of these services, except general agency operations, are focused on providing solutions for the management and distribution of risk to a client base which is primarily comprised of property and casualty insurance companies. These services are generally recurring and, due to the Company's expertise and the value-added nature of its services, have been able to operate at relatively higher operating margins. General agency operations are focused on the primary distribution of insurance to property and casualty insurance companies, largely through independent insurance agents. Due to the competitive nature of the general agency business, the Company's profit margins for these services are relatively lower. Additionally, domestic operations includes the operations of the holding company.

         Foreign operations include Swire Blanch, the Company's international insurance and reinsurance broker headquartered in London. Swire Blanch includes a Lloyd's insurance and reinsurance broking operation and international reinsurance intermediary operations. The Company also provides financial services through the sale of pension plan products for insurance companies. Insurance brokerage services include the retail operations, located in northern England and Hong Kong. Approximately 75% of foreign operations revenues are generated in the United Kingdom with the remainder primarily from the Pacific Rim. Although many Pacific Rim financial markets have recently experienced some unusual changes in value, the Company does not anticipate a significant impact to its business in that area of the world. The Company's foreign operations currently do not benefit from the relatively higher profit margins of the Company's domestic risk management and distribution services. This is due to a number of factors, including competitive market conditions for Lloyd's brokers, the small, start-up nature of many of the international offices, the competitiveness of insurance brokerage business, and the amortization of goodwill associated with the purchase of Swire Fraser. The Company seeks to grow its international profitability through the integration of systems, services and expertise in order to increase revenue production and processing efficiencies.

1997 COMPARED TO 1996
Brokerage Commissions and Fees

The following are the components of brokerage commissions and fees for the years ended December 31:

(in thousands)                                       1997                1996
-----------------------------------------------------------------------------
Domestic Operations:
         Reinsurance brokerage                     $101,393        $   86,065
         Risk management fees                         7,276             3,833
         Program and policy distribution fees         3,705             1,402
         General agency commissions                  10,054            10,522
                                                    122,428           101,822

Foreign Operations:
         Reinsurance brokerage                       10,000                83
         Specialty insurance lines                   10,585                --
         Financial and pension services fees          9,068                --
         Insurance brokerage                          6,022                --
                                                     35,675                83
                                                   $158,103          $101,905

         For the year ended December 31, 1997, domestic operations reinsurance brokerage increased $15.3 million, or 17.8%, from the prior year primarily as a result of growth in existing accounts and new production. Risk management fees include the consulting and administration services and software licensing and maintenance business, a business which began July 1, 1996. These fees were $7.3 million for the year ended December 31, 1997 compared to $3.8 million the prior year, an increase of $3.5 million, or 89.8%. This increase is attributable to fees related to a full year of operations of its software licensing and maintenance business, $2.5 million, and additional administrative services, $1.0 million. Program and policy distribution fees increased $2.3 million, or 164.3%, to $3.7 million for the year ended December 31. This increase is primarily the result of new production which commenced in late 1996. General agency commissions decreased $0.4 million, or 4.4%, to $10.1 million for the year ended December 31, 1997 compared to $10.5 million the prior year.

         International operations had $35.7 million of brokerage commissions and fees in the year ended December 31, 1997. Reinsurance intermediary services, which include those in London and other international offices, had $10.0 million in brokerage. Specialty lines, which includes the specialty insurance distribution services based in London, contributed $10.6 million of revenues. Financial services fees, generated from the sale of various pension plan products for insurance companies, were $9.1 million. Finally, insurance brokerage generated $6.0 million from offices in northern England and Hong Kong. For the year ended December 31, 1996 foreign revenues were $0.1 million and comprised only the Company's 50% equity in the net income of the Swire Blanch joint venture.

Investment Income
The following are the components of investment income for the years ended December 31:

(in thousands)                                       1997                1996
-----------------------------------------------------------------------------
Domestic Operations:
         Fiduciary investment income                 $5,603            $4,527
         Corporate investment income                    741               377
         Premium finance interest and fees              187             2,229
                                                      6,531             7,133

Foreign Operations:
         Fiduciary investment income                  1,633                --
         Corporate investment income                    530                --
                                                      2,163                --
                                                     $8,694            $7,133

         Fiduciary investment income from domestic operations was $5.6 million for the year ended December 31, 1997 compared to$4.5 million the prior year, an increase of $1.1 million or 23.8%. The average balance of domestic funds for the year ended December 31, 1997 was $104.9 million (compared to $85.0 million for the prior year), at an average yield of 5.3% (compared to 5.3% the prior year).

         Swire Blanch also earned $1.6 million of fiduciary investment income in the year ended December 31, 1997. The average balance for the year ended December 31, 1997 international funds was $32.7 at an average rate of 5.5%.

         Corporate investment income from domestic operations increased as a result of larger invested balances in 1997.

         Premium finance interest and fees decreased as a result of the sale of the premium finance business in February 1997.

Expenses
Domestic operating expenses decreased $8.3 million to $90.5 million, or 8.4%, for the year ended December 31, 1997 compared to $98.8 million the prior year. The decrease in expenses is primarily the result of the $22.75 million restructuring charge recorded in the fourth quarter of fiscal 1996. This decrease is offset by increases in salaries and benefits expenses including normal salary progression, increased employee benefit cost and an increase of employees as of December 31, 1997 compared to the prior year. The increase in employees is due to increased business levels and businesses acquired or started in 1996. Domestic operations also experienced increases in travel and marketing and general and administrative expenses offset by a reduction in goodwill amortization, the result of the goodwill writedown recorded in fiscal 1996.

         Operating expenses for the eleven months of international operations included in the year ended December 31, 1997 were $33.1 million. Similar to the Company's domestic operations, approximately two-thirds of these expenses relate to salaries and benefits for employees.

Profit Margins
Operating profit margins, calculated as income before taxes as a percentage of total revenues, were 29.8% for domestic operations for the year ended December 31, 1997, compared to 9.3% for the same period in the prior year. Gross profit margins, calculated as income before corporate services expenses and before taxes, were a loss of 10.6% for the Company's general agency operations for the year ended December 31, 1997, compared to a loss of 188.3% for the same period in the prior year. The Company's remaining domestic risk management and distributions services earned a gross profit margin of 51.8% for the year ended December 31, 1997, compared to a gross profit margin of 48.5% for the same period in the prior year. The increase in the domestic risk management and distribution services group is primarily a result of revenue growth. The improvement in the Company's general agency operations and overall profit margins is the result of the restructuring charge recorded in the fourth quarter of fiscal 1996.

         Operating profit margins were 12.6% for foreign operations for the eleven months ended December 31, 1997. Gross profit margins for the eleven months ended December 31, 1997 were 2.5% for the insurance brokerage operations and 14.1% for the remaining foreign reinsurance and specialty risk management and distribution services, including a number of start-up operations around the globe. The majority of operating profit from insurance brokerage operations is recorded in the first half of the year.

Income Taxes

         The Company's combined federal and state effective tax rate for domestic operations continues to be 39%. The effective tax rate provided for the Company's foreign operations is expected to be 35%. The Company expects its tax rate to increase to approximately 40% in 1998, due to changes in the apportionment of state taxes and taxes on foreign operations.

1996 COMPARED TO 1995
Brokerage Commissions and Fees
The following are the components of brokerage commissions and fees for the years ended December 31:

(in thousands)                                       1996                1995
-----------------------------------------------------------------------------
Domestic Operations:
         Reinsurance brokerage                    $ 86,065            $74,473
         Risk management fees                        3,833              1,717
         Program and policy distribution fees        1,402                 --
         General agency commissions                 10,522             10,927
                                                   101,822             87,117

Foreign Operations:
         Reinsurance brokerage                          83                 86
                                                        83                 86
                                                  $101,905            $87,203

         Reinsurance brokerage increased $11.6 million or 15.6% to $86.1 million for the year ended December 31, 1996 compared to $74.5 million the prior year. The net increase is primarily the result of new account production and growth in existing accounts offset by non-continuing business and declines on existing business.

         Risk management fees were $3.8 million for the year ended December 31, 1996 compared to $1.7 million the prior year. The increase from the prior period is primarily the result of sales and maintenance fees associated with the new reinsurance software business started on July 1, 1996, which contributed $1.0 million of fees, and $0.7 million of revenue from other administrative services.

         Wholesale commissions and fees decreased $0.4 million, or 3.7% to $10.5 million for the year ended December 31, 1996 compared to $10.9 million for the year ended December 31, 1995. Commissions and fees from the general agency declined due to decreases in commercial lines and NAFTA/Mexican National business. These decreases were offset by increases in both personal lines and special risks. Although the premiums and related revenues in personal lines increased as a result of lower rates, this line of business experienced unfavorable loss ratios. As of January 1, 1997, the Company discontinued the non-standard auto portion of its personal lines business. In January 1997, the Company assumed a book of commercial lines business which management expects will generate revenues similar to those lost in the reduction of personal lines. Foreign operations for the year ended December 31, 1996 and 1995 comprised only the Company's 50% equity in the net income or loss of the previous Swire Blanch joint venture.

Investment Income
The following are the components of investment income for the years ended December 31:

(in thousands)                                       1996                1995
-----------------------------------------------------------------------------
Domestic Operations:
         Fiduciary investment income                $4,527             $5,177
         Corporate investment income                   377                555
         Premium finance interest and fees           2,229              2,001
                                                     7,133              7,733

Foreign Operations:
         Fiduciary investment income                    --                 --
         Corporate investment income                    --                 --
                                                        --                 --
                                                     $7,133            $7,733

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

         Corporate investment income declined due to smaller invested balances as a result of sales of investments to fund a treasury stock purchase in October 1995.

Prior to 1997, the Company's international operations did not have investment income.

Expenses
Expenses increased $33.6 million, or 51.6%, to $98.8 million for the year ended December 31, 1996 compared to $65.1 million the prior year. The increase is primarily the result of a $22.75 million restructuring charge related to the Company's wholesale operation in San Antonio in the fourth quarter of fiscal 1996. This charge included $19.5 million for the write-down of the goodwill associated with the 1994 Elton George acquisition, and a $3.25 million reserve for the restructuring of the Company's wholesale operations and its related lease. In addition, salaries and benefits expense increased as a result of key additions in the risk management services, alternative distribution and direct marketing businesses, normal salary progressions, along with other increases. Travel and marketing expense and general and administrative expenses also increased as a result of increased catastrophe modeling expenses, expenses associated with the acquired reinsurance software system, office rent, and other increases resulting from growth of operations.

Profit Margins
Operating profit margins, calculated as income before taxes as a percentage of total revenues, were 9.3% for domestic operations for the year ended December 31, 1996, compared to 31.4% for the same period in the prior year. Gross profit margins, calculated as income before corporate services expenses and before taxes, were a loss of 188.3% for the Company's general agency operations for the year ended December 31, 1996, compared to a loss of 29.2% for the same period in the prior year. The Company's remaining domestic risk management and distributions services earned a gross profit margin of 48.5% for the year ended December 31, 1996, compared to a gross profit margin of 46.1% for the same period in the prior year. The decline in the Company's general agency operations and overall profit margins is the result of the restructuring charge discussed above. The profit margin for international operations for 1996 and 1995 is not meaningful.

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

         The Company generated $33.2 million of cash from operations in 1997, compared with $15.6 million in 1996. The increase in operating cash flow in 1997 is primarily due to the increase in net income compared to the prior year and the timing of changes in operating assets and liabilities.

         In 1997, the primary uses of cash in investing activities were the purchase of $5.9 million of investments and the purchase of $12.9 million of property and equipment, primarily computerized systems. The Company intends to continue to increase its investment in such systems. These uses of cash in investing activities were offset by the sale of investments and the sale of the Company's premium finance operations. In 1996, in addition to similar uses of cash to increase investments, premium finance notes and equipment, the Company sold $11.1 million of investments to fund both the purchase of treasury stock and the settlement of a $4.9 million pre-acquisition liability from the Elton George transaction.

         The increase in cash used in financing activities in 1997 is primarily due to a $14.6 million purchase of treasury stock from its Chairman and Chief Executive.

         The Company's cash and cash equivalents were $11.6 million at December 31, 1997, compared with $1.1 million in the prior year. The Company's long-term investment portfolio at December 31, 1997 was $14.9 million, which is comprised of equity and debt investments. These investments are classified as available for sale. The market value of the Company's investment portfolio at December 31, 1997 was $0.3 million above cost. Cash, investments and the Company's lines of credit are available and managed for the payment of its operating and capital expenditures. The Company is not subject to any regulatory capital requirements in connection with its business.

         In February 1997, the Company sold its premium finance operation for $15.1 million, purchased 750,000 common shares from its Chairman for $14.6 million, and purchased 70% of Swire Fraser for consideration of (pound)1.8 ($2.9 million) in cash and the assumption of (pound)6.2 million in debt ($10.2 million at acquisition date). The Company believes the operations of Swire Fraser will provide sufficient cash flows to service its debt obligation. The net funds used in these transactions were from existing cash.

         The Company continues to have available a $30.0 million credit facility with a syndicate of banks expiring in April 1999. The facility includes two borrowing methods: short term based on a floating rate, generally equal to the prime rate less a margin, and longer term at a stated rate over the LIBOR rate. Additionally, the Company pays a commitment fee on unused balances. Covenants contained in the agreement require the Company to exceed minimum levels of net worth and meet a fixed charge ratio. The Company had $1.2 million outstanding, under this credit facility at December 31, 1997. The Company previously had an additional credit facility with Ranger Funding Corporation ("Ranger"), a special purpose corporation established by NationsBank, N.A., pursuant to which Ranger issued commercial paper for the benefit of the Company. The above line of credit functioned as a backup liquidity facility whose capacity was reduced by any amounts borrowed from Ranger. This facility expired in the third quarter of 1997.

         The Company paid a quarterly dividend of $0.10 per share during 1997 and 1996. The Company intends to continue paying quarterly dividends subject to declaration by the Board of Directors. On January 22, 1998, the Board of Directors declared a cash dividend of $0.10 per share payable March 2, 1998 to shareholders of record as of February 9, 1998.

         The Company believes that its cash and investments, combined with its borrowing facilities and internally generated funds, will be sufficient to meet its present and reasonably foreseeable long-term capital needs.

FORWARD-LOOKING STATEMENTS

Statements other than historical information contained in this Annual Report are considered forward-looking and involve a number of risks and uncertainties. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made above. In addition to the risk factors discussed, among the other factors that could cause actual results to differ materially are the following: market dynamics, interest rate changes, regulatory changes, competition, and the failure of the Company and its subsidiaries or significant third parties to achieve Year 2000 compliance or material expense in connection with such compliance. Additional information concerning those and other factors are contained in the Company's Securities and Exchange Commission filings, including but not limited to the current Form 10-k, copies of which are available from the Company without charge.


REPORT OF INDEPENDENT AUDITORS

The Board of Directors
E. W. Blanch Holdings, Inc.

We have audited the accompanying consolidated balance sheets of E. W. Blanch Holdings, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of E. W. Blanch Holdings, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                           /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 15, 1998


CONSOLIDATED STATEMENTS OF INCOME


Year Ended December 31,
(in thousands, except per share amounts)                   1997             1996           1995
-----------------------------------------------------------------------------------------------
REVENUES
Brokerage commissions and fees                         $158,103         $101,905      $  87,203
Investment income                                         8,694            7,133          7,733
Total revenues                                          166,797          109,038         94,936

EXPENSES
Salaries and benefits                                    75,908           44,762         39,738
Travel and marketing                                     13,681            7,569          6,112
General and administrative                               29,711           20,387         15,965
Amortization of goodwill                                  3,009            3,078          2,980
Interest and other expense                                1,326              231            351
Restructuring charge                                         --           22,750             --
Total expenses                                          123,635           98,777         65,146

Income before taxes                                      43,162           10,261         29,790

Income taxes                                             17,008            3,970         11,584

Net income before minority interest                      26,154            6,291         18,206
Minority interest, net of tax                               451               --             --
Net income                                             $ 25,703        $   6,291      $  18,206



Net income per common share                            $   2.03        $    0.48      $    1.34
Net income per common share- assuming dilution         $   1.99        $    0.48      $    1.34


SEE ACCOMPANYING NOTES.


CONSOLIDATED BALANCE SHEETS


At December 31,
(in thousands)                                                         1997          1996
-----------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                                          $ 11,608      $  1,069
Due from fiduciary accounts                                          30,874        13,624
Premium finance notes                                                  --          14,931
Prepaid insurance                                                     1,471         1,749
Other current assets                                                  7,428         4,467
Total current assets                                                 51,381        35,840

Long-term investments                                                14,939         9,793
Property and equipment, net                                          26,309        13,001
Goodwill, net                                                        34,916        17,490
Other assets                                                         11,772         9,452

Fiduciary accounts -- assets                                        780,450       429,180
Total assets                                                       $919,767      $514,756

LIABILITIES, MINORITY INTEREST AND SHAREHOLDER'S EQUITY
Current liabilities:
Accrued compensation                                               $  6,628      $  4,176
Accounts payable                                                      1,379         3,939
Notes payable to banks                                               14,420         1,340
Current portion of long-term liabilities                              2,586         1,685
Other current liabilities                                            12,020         2,014
Total current liabilities                                            37,033        13,154

Long-term debt, less current portion                                 13,675         1,188
Other liabilities, less current portion                              10,536         2,781
Commitments and contingencies                                          --            --

Fiduciary accounts -- liabilities                                   780,450       429,180
Total liabilities                                                   841,694       446,303

Minority interest                                                     1,621          --

Shareholders' equity                                                 76,452        68,453
Total liabilities, minority interest and shareholders' equity      $919,767      $514,756


SEE ACCOMPANYING NOTES.


CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY


Year Ended December 31,
(in thousands, except per share amounts)                           1997          1996          1995
---------------------------------------------------------------------------------------------------
PREFERRED STOCK, $0.01 PAR VALUE                                   --            --            --

COMMON STOCK $0.01 PAR VALUE
Balance, beginning of year                                     $    141      $    141      $    141
         Issuance of common stock                                  --            --            --
Balance, end of year                                                141           141           141

COMMON SHARES SUBJECT TO REDEMPTION
Balance, beginning of year                                         --            --          (7,791)
         Exercise of put option byformer executive                 --            --           7,791
Balance, end of year                                               --            --            --

ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                       52,769        52,723        52,531
         Issuance of common stock                                  --            --             188
         Other                                                     --              46             4
Balance, end of year                                             52,769        52,769        52,723

TREASURY STOCK
Balance, beginning of year                                      (16,366)      (17,370)       (9,575)
         Issuance of treasury stock under
         employee benefit plans                                   1,353         1,004          --
         Purchase of treasury stock                             (14,550)         --          (7,795)
Balance, end of year                                            (29,563)      (16,366)      (17,370)

UNREALIZED GAIN(LOSS) ON INVESTMENTS
Balance, beginning of year                                         (329)          (59)         (853)
         Change in net unrealized gain(loss) on investment          629          (270)          794
Balance, end of year                                                300          (329)          (59)

CUMULATIVE TRANSLATION ADJUSTMENT
Balance, beginning of year                                         --            --            --
         Translation adjustments                                    (37)         --            --
Balance, end of year                                                (37)         --            --

RETAINED EARNINGS
Balance, beginning of year                                       32,238        31,244        18,455
         Net income                                              25,703         6,291        18,206
         Dividends                                               (5,099)       (5,297)       (5,417)



Balance, end of year                                             52,842        32,238        31,244

Total Shareholders' Equity                                     $ 76,452      $ 68,453      $ 66,679


THERE ARE 10 MILLION PREFERRED SHARES AUTHORIZED; NONE ISSUED.

THERE ARE 30 MILLION COMMON SHARES AUTHORIZED. THE NUMBER OF SHARES ISSUED AND OUTSTANDING WERE 12,680,000, 13,260,000, AND 13,208,000 AT DECEMBER 31, 1997,
1996, AND 1995 RESPECTIVELY.

THE SHARES OUTSTANDING AT DECEMBER 31, 1997, 1996, AND 1995 ARE NET OF 1,562,000, 882,000, AND 932,000 TREASURY SHARES, RESPECTIVELY.

SEE ACCOMPANYING NOTES.


CONSOLIDATED STATEMENTS OF CASH FLOWS


Year Ended December 31, (in thousands)                         1997          1996          1995
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                 $ 25,703      $  6,291      $ 18,206
Adjustments to reconcile net income to
net cash provided by operating activities:
         Depreciation and amortization                        8,718         6,073         5,119
         Deferred income tax provision (benefit)                233        (8,176)          126
         Restructuring charge                                  --          22,750          --
Changes in operating assets and liabilities:
         Due from fiduciary accounts                        (11,171)       (9,087)        3,150
         Other current assets                                (2,009)       (2,687)       (1,165)
         Accrued compensation                                 2,452           746          --
         Accounts payable and othercurrent liabilities        8,931           406           630
Other, net                                                      297          (703)          (72)
Net cash provided by operating activities                    33,154        15,613        25,994

INVESTING ACTIVITIES
Purchases of investments                                     (5,919)       (3,627)       (1,600)
Purchases of property and equipment, net                    (12,907)       (4,654)       (3,918)
Issuance of finance notes receivable, net                       (14)       (2,756)       (5,773)
Acquisition of subsidiary, net of cash acquired                 480          --          (4,874)
Sale of subsidiary                                           15,092          --            --
Sales of investments                                          1,118           596        11,122
Other, net                                                     (147)          (82)         (308)
Net cash used in investing activities                        (2,297)      (10,523)       (5,351)

FINANCING ACTIVITIES
Dividends paid                                               (5,099)       (5,297)       (5,417)
Proceeds from issuance of treasury shares                     1,353         1,004          --
Purchase of treasury stock                                  (14,550)         --          (7,795)



Net (repayments) borrowings on lines of credit                 (140)       (3,203)       (3,175)
Payments on long-term debt                                   (2,353)       (1,288)         (281)
Other financing activities, net                                 471          (214)         (336)
Net cash used in financing activities                       (20,318)       (8,998)      (17,004)

Net increase (decrease) in cash and cash equivalents         10,539        (3,908)        3,639
Cash and cash equivalents at beginning of year                1,069         4,977         1,338
Cash and cash equivalents at end of year                   $ 11,608      $  1,069      $  4,977


SEE ACCOMPANYING NOTES.


1 ORGANIZATION AND BASIS OF PRESENTATION

E. W. Blanch Holdings, Inc. and its subsidiaries ("the Company") and its predecessor organizations have been in operation since 1957. The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. In 1997, the Company purchased a 70% interest in Swire Fraser Insurance (Holdings) Limited ("Swire Fraser") resulting in an additional 20% interest in the Swire Blanch joint venture. The combined operations of Swire Fraser and Swire Blanch were merged into a single operation under the Swire Blanch name, which is owned 70% by the Company and 30% by Swire Pacific Limited ("Swire Pacific"). The Company categorizes its business operations into two geographic areas, domestic and international operations.

         As part of the restructuring of its primary insurance distribution operations, the Company completed the sale of its premium finance business in February 1997. The Company received $15.1 million in exchange for the outstanding stock of the premium finance subsidiaries. The net proceeds equaled the Company's investment in the business, resulting in no gain or loss from the transaction.

Nature of Business
The Company is a provider of integrated risk management services including reinsurance and insurance intermediary services, risk management consulting and administration services, and primary insurance distribution services. The Company also provides financial and pension consultancy services outside of the United States. In its capacity as a reinsurance intermediary, the Company structures and arranges reinsurance between insurers seeking to cede insurance risks and reinsurers willing to assume such risks. The Company receives and disburses funds for premium and loss transactions under reinsurance contracts on behalf of insurance and reinsurance companies and provides reinsurance transaction reporting and reinsurance consulting services. The Company receives brokerage revenue for its reinsurance intermediary services, which is generally based upon either a percentage of the related contract premiums or a negotiated fee. In addition, the Company earns commissions and fees in its primary insurance distribution business from the distribution of primary insurance policies and from providing financial and pension consultancy services. The Company also earns fees from providing risk management consulting and administration services.

         Investment income is earned from the temporary investment of fiduciary funds held by the Company, and from investments owned by the Company.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts and operations of the Company and its wholly and majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

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

Revenue Recognition
Reinsurance and insurance brokerage is recognized as premium reports or deposit premiums are due. Any subsequent adjustments, including cancellations, are recognized upon notification from the ceding companies, unless these amounts are subject to reasonable estimation by the Company.

         Primary insurance distribution commissions and fees are recognized when the underlying premiums are invoiced, provided that substantially all services relating to the placement of the insurance are complete, the policy premium is known or can be reasonably estimated and coverage is provided under the insurance policy. Any adjustments to commissions, primarily from cancellations, are estimated when the initial commission on the policy is recognized.

         Risk management fees and financial and pension consultancy commissions and fees are recognized during the period when services are provided or according to the terms specified in the contract.

Financial Instruments
Management has classified its investments in debt and equity securities as available for sale. As a result, the investment portfolio is carried at fair value and the corresponding unrealized gains or losses, net of applicable deferred taxes, are recognized as a separate component of equity. Fair values are generally based on quoted market prices. Where an active market does not exist, fair values of debt securities and equity securities are based on the most recent financial statements. Realized gains and losses on sales of investments are determined using the specific identification method.

         Financial instruments held by the Company other than investments include notes receivable, notes payable to banks, and long-term debt. These instruments are carried at their net unpaid principal balances which approximate fair value.

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

Intangibles
The excess of cost over the fair value of net assets acquired (or goodwill) is amortized on a straight-line basis over its estimated useful life. Amortization periods range from 5 to 40 years. Accumulated amortization of goodwill at December 31, 1997 and 1996 was $36.8 million and $29.2 million, respectively, including amounts attributable to Swire Blanch minority interest. Management annually reviews the recoverability of intangibles using undiscounted cash flow modeling. A write-down is recorded when the sum of the expected future net cash flows is less than the book value (See Note 3).

Fiduciary Accounts
As an intermediary, the Company acts as a conduit for insurance and reinsurance premiums and loss payments which are paid to and remitted from fiduciary accounts. Receivables and payables for premiums and losses under reinsurance contracts are recorded in the fiduciary accounts when due or reported. Receivables for premiums under wholesale insurance products are recorded when the policy is invoiced. The majority of the fiduciary account assets and represent receivables and offsetting payables between insurers and reinsurers. Reinsurance and insurance brokerage, primary distribution commissions and fees, fiduciary investment income and reimbursement of loss advances by the Company are transferred periodically from the fiduciary accounts to the Company's bank accounts.

         In accordance with applicable regulations, the Company maintains cash resulting from fiduciary transactions in separate bank and investment accounts. The balances and weighted average interest rates in these accounts were $117.2 million and 5.65%, and $41.9 million and 5.07% at December 31, 1997 and 1996, respectively.

Foreign Currency Translation
The Company's primary functional currency is the U.S. dollar. The functional currency of the Company's foreign operations is the applicable local currency. The Company translates income and expense accounts at the average rate in effect for the period. Balance sheet accounts are translated at the period end exchange rate. Adjustments resulting from the balance sheet translation are reflected in Shareholder's Equity. The cumulative translation adjustment at December 31, 1997 is a $37,000 loss.

Income Taxes
Deferred taxes are recognized for all temporary differences between the tax and financial reporting basis of the Company's assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.

Earnings Per Share
In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share". SFAS No.128 replaced the calculation of primary and fully diluted earnings per share with basic and earnings per share assuming dilution. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Earnings per share assuming dilution is very similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods have been restated to conform to the SFAS No. 128 requirements.

Stock Based Compensation
In accordance with SFAS No. 123, "Accounting for Stock Based Compensation" the Company continues to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees", and the related interpretations in accounting for its stock options. The disclosures required by SFAS No. 123 have been included in the accompanying notes to the Company's financial statements.

Other New Accounting Pronouncements
In 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 defines the financial statement presentation for "all changes in a company's equity during a period except those resulting from investments by owners and distributions to owners." SFAS No. 130 is effective for fiscal years beginning after December 31, 1997 and will be adopted by the Company in the first quarter of 1998. Because this statement is merely an adjustment of presentation, the Company does not expect the adoption of this statement to have any impact on the amount of net income, earnings per share or total shareholders' equity reported.

         Also in 1997 the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supercedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise"and defines financial and descriptive information about a Company's operating segments that is to be disclosed in financial statements. The Company is developing allocation methods to assess performance on a business segment basis. Once completed, additional disclosures will be provided in accordance with this Statement. SFAS No. 131 is required for fiscal years beginning after December 15, 1997.

Reclassifications
Certain prior year amounts have been reclassified to conform with the current year presentation.

3 RESTRUCTURING CHARGE

During the fourth quarter of 1996, the Company recorded a $22.75 million restructuring charge for its San Antonio based managing general agency operations. The charge included a $19.5 million write-down of goodwill associated with the 1994 acquisition of the Elton George Companies and a $3.25 million reserve for restructuring of the San Antonio operation and its related lease expense. This charge reduced earnings per share for the quarter and year by $1.05.

4 LONG-TERM INVESTMENTS

The Company's investments at December 31 are summarized as follows:

                         Gross                          Unrealized          Fair
(in thousands)           Cost            Gains            (Losses)         Value
--------------------------------------------------------------------------------
1997
Debt investments         $ 4,826        $     3           $   (7)       $  4,822
Equity investments         9,713            637             (233)         10,117
                         $14,539        $   640           $ (240)       $ 14,939
1996
Debt investments         $ 5,458        $     5           $  (24)       $  5,439
Equity investments         4,664              4             (314)          4,354
                         $10,122        $     9           $ (338)       $  9,793

         Gross gains realized on the sales of investments were $10,000 for the year ended December 31, 1996. Gross losses realized on the sales of investments were $0.2 million, $48,000, and $0.1 million for the years ended December 31, 1997, 1996, and 1995, respectively.

         The cost and fair values of debt securities at December 31, 1997, by contractual maturity, are summarized as follows:
                                               Fair
(in thousands)                                 Cost            Value
--------------------------------------------------------------------
Due in one year or less                        $ 1,390       $ 1,392
Due after one year through five years            2,924         2,919
Due after five years                               512           511
                                               $ 4,826        $4,822

5 PROPERTY AND EQUIPMENT

The Company's property and equipment at December 31 are summarized as follows:

(in thousands)                                           1997           1996
----------------------------------------------------------------------------
Office computer hardware and software                $ 30,974       $ 15,576
Office furniture and equipment                         12,759          7,201
Leasehold improvements                                  3,940          1,559
                                                       47,673         24,336
Less accumulated depreciationand amortization         (21,364)       (11,335)
                                                     $ 26,309       $ 13,001

6 LONG-TERM DEBT

The Company's long-term debt at December 31 is summarized as follows:

(in thousands)                                      1997             1996
-------------------------------------------------------------------------
Notes payable with annual payments
         through January 1999,
variable rate                                    $12,661           $   --
Loan stock with annual payments
         through January 1999,
variable rate                                      1,494               --
Note payable with annual payments
         through January 1997,
interest at 11.78%                                    --              300
Capital lease obligations                          1,184            1,465
                                                  15,339            1,765
Less current portion                              (1,664)            (577)

                                                 $13,675           $1,188

                 Maturities of long-term debt are summarized as follows:

(in thousands)
-----------------------------------
1998                       $ 1,664
1999                        13,181
2000                           313
2001                           181
2002                            --

7 LINES OF CREDIT

The Company has a $30.0 million credit facility with a syndicate of banks, expiring in April 1999. The facility includes two borrowing methods: short term based on a floating rate and longer term (30, 60, or 90 days) at 75 basis points over the LIBOR rate. For the floating rate portion, interest is generally calculated at 75 basis points less than the base rate. The base rate is defined as the greater of the prime rate or 150 basis points over the federal funds rate. Additionally, the Company pays a commitment fee of 25 basis points on unused balances. Covenants contained in the agreement require the Company to exceed minimum levels of net worth and meet a fixed charge ratio. The Company had $1.2 million outstanding under this credit facility at December 31, 1997 at a rate of 7.75%.

8 SHAREHOLDER'S EQUITY

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

         On January 24, 1997, the Board of Directors approved a shareholder rights plan, which provides protection against hostile takeovers and market activities that could result in a sale of the Company. The Board of Directors retains the right to approve a sale of the Company or redeem the rights under certain circumstances. The Company paid a dividend of one right for each common share outstanding on February 7, 1997. Each right will entitle a shareholder to buy 1/100 of a share of the Company's newly created Series A Junior Participating Preferred Stock at an exercise price of $100. The rights will become exercisable in the event that a person or group acquires, or makes a tender offer for, 15% or more of the Company's common shares, subject to certain exceptions.

Earnings Per Share
The following table sets forth the computation of basic and diluted earnings per share, for the years ended December 31:

                                                1997           1996         1995
--------------------------------------------------------------------------------
Numerator for earnings per
         share - basic and assuming dilution
Net income                                     $25,703      $ 6,291      $18,206

Denominator:
         Denominator for per
         share, basic - weighted
         average shares                         12,656       13,220       13,558

Effect of dilutive securities:
         Employee stock options                 289              10           32

Denominator for earnings
         per share, assuming
         dilution - adjusted
         weighted-average
         shares and assumed
         conversions                            12,945       13,230       13,590

Earnings per share - basic                     $  2.03      $  0.48      $  1.34
Earnings per share -
assuming dilution                              $  1.99      $  0.48      $  1.34

Dividends
The Company initiated the payment of a quarterly cash dividend during the fourth quarter of 1993. In January 1995, the Board of Directors increased the quarterly cash dividend to $0.10 per share from $0.08 per share. The Company intends to continue paying quarterly dividends subject to declaration by the Board of Directors. The Company is not subject to any regulatory or capital requirements that restrict its ability to pay dividends, except for the minimum net worth requirement in its credit facility (see Note 7).

Treasury Shares
The Company uses treasury shares to fund its equity-based contributions to the employee benefit plans.

9 INCOME TAXES

Income taxes for the years ended December 31 are summarized as follows:

(in thousands)             1997             1996                  1995
----------------------------------------------------------------------
Current:
Federal                    $ 12,592         $10,702            $ 9,986
State                         1,864           1,444              1,472
Foreign                       2,319            --                 --
                             16,775          12,146             11,458
Deferred taxes:
Federal                         745          (7,226)                50
State                            16            (950)                76
Foreign                        (528)           --                 --
                                233          (8,176)               126
                           $ 17,008         $ 3,970            $11,584

         The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate for the years ended December 31 is summarized as follows:

(in thousands)                      1997               1996            1995
---------------------------------------------------------------------------
Income tax at the federal
         statutory rate             $ 15,107       $  3,592         $10,427
State taxes, net of federal
         tax benefit                   1,212            321             957
Foreign taxes at rate
         other than U.S. rate            252             --              --
Goodwill amortization                    526            257             257
Other                                    (89)          (200)            (57)
                                    $ 17,008       $  3,970         $11,584

         The components of the deferred income tax provision for the years ended December 31 are summarized as follows:

(in thousands)                      1997               1996            1995
---------------------------------------------------------------------------
Prepaid expense                   $(104)           $    495         $  (147)
Depreciation                        132                 (38)            412
Goodwill amortization               (49)             (6,900)             --
Deferred compensation              (376)                 --              --
Accrued lease expense               731              (1,100)             67
Other                              (101)               (633)           (206)
Total                              $233            $ (8,176)        $   126

         Pre-tax income attributed to domestic operations was $38.4 million, and pre-tax income attributable to foreign operations was $4.8 million for the year ended December 31, 1997.

         Gross deferred tax assets and liabilities at December 31 are summarized as follows:

(in thousands)                      Current      Non-current
------------------------------------------------------------
1997
Deferred tax liabilities          $(519)          $(2,114)
Deferred tax assets                 747             8,758
Valuation allowance                  --                --
Total                             $ 228           $ 6,644
1996
Deferred tax liabilities          $(658)          $(1,733)
Deferred tax assets                 461             8,896
Valuation allowance                (128)               --
Total                             $(325)          $ 7,163

         Management recorded a valuation allowance against the deferred tax asset related to unrealized losses in the Company's investment portfolio. Management has determined some uncertainty exists regarding the Company's ability to utilize the tax benefits associated with the realization of the capital losses. In 1997, the market value of the Company's investment portfolio exceeded cost. Therefore, there is no valuation allowance recorded at December 31, 1997.

10 STOCK PLANS

The Company adopted the E. W. Blanch Holdings, Inc. Employee Stock Purchase Plan ("the ESPP") in May 1994. Pursuant to the ESPP, eligible employees of the Company may purchase shares of the Company's common stock at 90% of fair market value, subject to certain limitations and qualifications. The Company has reserved 300,000 shares of common stock for issuance under the ESPP. At December 31, 1997, approximately 21,500 shares had been issued under the ESPP.

         The Company adopted the 1993 Stock Incentive Plan ("the 1993 Stock Plan") in May 1993. Pursuant to the 1993 Stock Plan, key employees of the Company who have been selected as participants are eligible to receive awards of various forms of equity-based incentive compensation including stock options, stock appreciation rights, stock bonuses, restricted stock awards, performance units, phantom stock, and awards consisting of combinations of such incentives. The Company has reserved 2,400,000 shares of common stock for issuance under the 1993 Stock Plan.

         Outstanding grants of shares under the 1993 Stock Plan were 1,793,000 and 785,333 at December 31, 1997 and 1996, respectively. In addition, the Company had reserved 396,000 and 446,000 shares at December 31, 1997 and 1996, respectively, for future grant, resulting in 211,000 and 1,168,667 shares available for grant under the Stock Plan at December 31, 1997 and 1996, respectively. The original term of such options is 10 years and options become exercisable over the first five years of the term.

         The following is a summary of options outstanding under the 1993 Stock Plan by range of grant price:

                                       $   17.50-      $26.32-
                                       $   26.25       $31.38
--------------------------------------------------------------
Options outstanding                    1,225,500       567,500
Average option price per share         $   21.01        $31.38
Weighted average contractual life           7.5           9.8
Options exercisable                      224,167            --
Average option price per share         $   18.85            --

         The Company adopted the 1997 Stock Incentive Plan ("1997 Stock Plan"), in October 1997. Pursuant to the Stock Incentive Plan, employees who have been selected as participants are eligible to receive awards of various forms of equity-based incentive compensation including stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, or other stock-based awards. The Company has reserved 1,000,000 treasury shares for issuance under the 1997 Stock Plan.

         Outstanding grants under the 1997 Stock Plan were 250,000 at December 31, 1997, with an exercise price of $31.38 and a weighted average contractual life of 9.8 years. The original term of all stock options is 10 years and the options become exercisable over the first three years of the term. There were no options exercisable at December 31, 1997.

         Option activity during 1997, 1996 and 1995 was as follows:

                                                            Average
                                                             Option
                                                          Price per
                                           Shares             Share
-------------------------------------------------------------------

Outstanding at December 31, 1994          472,500         $   19.13
Granted                                   215,000             18.88
Canceled                                  (61,000)            22.01
Outstanding at December 31, 1995          626,500         $   18.76

Granted                                   239,000             22.01
Canceled                                  (80,167)            18.26
Outstanding at December 31, 1996          785,333         $   19.80

Granted                                 1,296,500             28.20
Canceled                                  (37,165)            20.22
Exercised                                  (1,668)            18.50
Outstanding at December 31, 1997        2,043,000         $   25.16

         As permitted under SFAS No. 123, the Company continues to apply APB Opinion No. 25 and related interpretations and, accordingly, does not recognize compensation expense for grants under its stock plans. If the Company had elected to recognize compensation expense based on the fair value of the stock on the grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

(in thousands except per share amounts)        1997         1996           1995
-------------------------------------------------------------------------------
Net income -- as reported                   $25,703       $6,291        $18,206
Net income -- pro forma                      24,470        5,864         18,013
Earnings per share, basic
        -- as reported                         2.03         0.48           1.34
Earnings per share, basic
        -- pro forma                           1.93         0.44           1.33

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                               1997         1996           1995
-------------------------------------------------------------------------------
Expected dividend yield                        1.20%        1.80%          1.80%
Expected stock price volatility               20.85%       21.80%         19.90%
Expected life of options                    7 years      7 years        7 years

         The Company used the seven year United States Treasury Note rate at the date of grant for the risk-free interest rate assumption. The range of these rates was 6.0% to 6.9% in 1997, 5.6% to 6.6% in 1996 and 6.4% to 7.9% in 1995.
The weighted average fair value of options granted during 1997, 1996 and 1995 was $11.28, $7.49 and $7.33 per share, respectively.

         The Company has a Non-Employee Directors' Stock Plan ("the Directors' Plan"). The Directors' Plan permits each participant to elect to receive or defer all or a portion of the Director's fees in common stock of the Company. The Company has reserved 25,000 shares of Common Stock for issuance under the Directors' Plan. At December 31, 1997, approximately 2,100 shares of stock have been earned under this plan at an average cost of $19.47 per share.

         The Company has also reserved an additional 191,000 shares of common stock for issuance under its Incentive Plan (see Note 11).

         The Company adopted the Restricted Stock Incentive Plan ("the Restricted Stock Plan") in April 1997. Pursuant to the Restricted Stock Plan, eligible participants may elect to forego a specified percentage of eligible base compensation, in exchange for the right to receive a restricted stock grant. This election is irrevocable for the performance period. The amount of the restricted stock received is tied to the achievement of certain objective performance goals established by the Compensation Committee of the Board of Directors. The goals may be based on various business criteria including stock price, market share, sales, earnings per share, return on equity, return on invested capital or net assets employed, cumulative total return to shareholders, consolidated pre-tax earnings, net earnings, operating income, net earnings, operating income, earnings before interest and taxes, and cash flow all as computed in accordance with generally accepted accounting principles. If target performance goals are achieved and the Compensation Committee so certifies, the participant is awarded restricted stock equal to two times the amount of base compensation foregone, subject to a three-year vesting schedule. If target performance is not achieved the participant is awarded restricted stock equal in value to 50% of base compensation foregone, fully vesting on April 1 following the end of the performance period. The Company achieved its target performance goal in 1997 and will award 168,845 shares of restricted stock to participants subject to a three-year vesting period.

11 EMPLOYEE BENEFITS AND INCENTIVE PLANS

The Company has a defined contribution retirement plan ("the Plan") for most of its employees. Employees of EWB Wholesale became participants in the Plan effective January 1, 1996. Contributions to the Plan are discretionary and generally are equal to 7.5% of the employee's base salary. Employees with salaries that exceed the Internal Revenue Service limit for qualified plans receive the difference between 7.5% of their salary and the IRS allowable plan contribution in cash. Total Plan expense for 1997, 1996, and 1995 was $2.3 million, $2.0 million, and $1.6 million, respectively. Of those amounts, $0.3 million, $0.3 million, and $0.3 million were paid in cash in 1997, 1996 and 1995, respectively.

         The Company has a cash bonus incentive plan ("the Incentive Plan") designed to reward employees for exceptional performance in the production of new business, servicing of existing business, and management of expenses. Awards for employees are based on the achievement of goals set for the growth of revenues and profits. A portion of the awards earned under the Incentive Plan may be paid in grants of restricted common stock. The Company has reserved 191,000 shares of common stock for issuance under the Incentive Plan; none have been issued. Total Incentive Plan expense for the years ended December 31, 1997, 1996, and 1995 was $1.8 million, $1.7 million, and $1.7 million, respectively.

         The Company has a cash bonus management incentive plan ("the Management Incentive Plan") designed to reward senior executives of the Company for exceptional performance based on achievement of annual Company financial goals. A portion of the Management Incentive Plan is based on the aggregate awards earned under the Incentive Plan. Total Management Incentive Plan expense for 1997 was $1.3 million. No Management Incentive Plan expense was recorded in 1996 or 1995.

12 RELATED PARTY TRANSACTIONS

The Company has invested in Conning Insurance Capital Limited Partnership III ("the Fund"), a private equity fund that invests in the insurance industry. One of the Company's independent directors was Vice Chairman of Conning and Company, the general partner of the Fund, at the time of the commitment. The Company's Chairman and Chief Executive Officer is a current member of the Advisory Board of the Fund. At December 31, 1997, the Company had paid its entire commitment of $4.0 million. The amounts have been recorded as a long-term investment.

         The Company had outstanding notes receivable from employees totaling $0.8 million and $0.7 million at December 31, 1997 and 1996, respectively. The majority of these notes are interest bearing and are payable over ten years beginning in 1999.

         In February 1997, the Company purchased 750,000 shares of its common stock, at a negotiated price of $19.40 per share, from its Chairman. Total consideration was $14.6 million.

13 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Supplemental disclosure of cash flow information for the years ended December 31 is as follows:

(in thousands)                               1997           1996          1995
------------------------------------------------------------------------------
Cash paid during the period for:
         Interest                           $1,178       $   223       $   342
         Income taxes
         (federal, state, and city)          9,391        12,873        12,179
Non-cash investing activities:
         Equipment acquired
         under capital leases                   --         2,149            --
         Purchase of real estate in
         satisfaction of
         note receivable                        --            --           392
Non-cash financing activities:
         Write-offs of notes receivable         26           103           266

14 COMMITMENTS AND CONTINGENCIES

Lease Commitments
The Company has operating leases for its headquarters, branch office facilities, and certain equipment, including a corporate jet. Total rent expense for such operating leases was $6.8 million, $5.2 million, and $4.6 million for 1997, 1996, and 1995, respectively.

         Future minimum rental payments required under these leases are summarized as follows:

(in thousands)
---------------------------------
1998                     $ 8,181
1999                       7,088
2000                       5,149
2001                       4,841

2002                       3,625
Thereafter                25,110
                         $53,994

Common Stock Repurchase Agreement
Effective October 6, 1994, Michael W. Cashman, Sr. retired from his responsibilities as President, Chief Operating Officer and Director of E. W. Blanch Holdings, Inc. In conjunction with this event, the Company entered into a Common Stock Repurchase Agreement (the Agreement) with Mr. Cashman.

         During the third quarter of 1995, Mr. Cashman participated with other selling shareholders in a managed sale of common shares. Per the Agreement, this transaction reduced the Company's commitment to purchase common shares from Mr. Cashman by 500,000 shares. In October 1995, the Company purchased 449,978 shares of common stock for an aggregate price of $7.8 million, or $17.325 per share, from Mr. Cashman representing 90% of the average market price during September 1995. This transaction fulfilled the Company's commitments which arose when Mr. Cashman retired.

Acquisition
As a component of the purchase price for the 1994 purchase of the Elton George Companies, the Company agreed to assume responsibility for up to $5.8 million of certain pre-acquisition liabilities of the Elton George Companies. To the extent the liabilities settled for less than $5.8 million, any remaining amounts would be remitted to the Georges. As of December 31, 1996, the pre-acquisition liabilities had settled for $5.6 million, and $0.2 million was remitted to the Georges. The Company has no remaining liability under the terms of the Elton George Companies purchase agreement.

Legal Proceedings
In the normal course of business, the Company and its subsidiaries are parties to a number of lawsuits. Management believes that these suits will be resolved with no material financial impact on the Company.

15 BUSINESS SEGMENT INFORMATION

The business segment information located on page 22 is incorporated herein by reference. The following is additional business segment information for the year ended December 31:

                        Identifiable         Depreciation             Capital
(in thousands)          Assets               & Amortization      Expenditures
------------------------------------------------------------------------------
1997
Domestic                $ 677,439            $   6,499           $  11,116
International             254,706                2,219               1,791
Eliminations              (12,378)                --                  --
                        $ 919,767            $   8,718           $  12,907

1996
Domestic                $ 514,746            $  25,573           $   4,654
International                  10                 --                  --
                        $ 514,756            $  25,573           $   4,654

16.QUARETERLY FINANCIAL DATA (unaudited)


Quarter Ended, (in thousands, except
per share amounts)                              March 31          June 30    September 30     December 31
1997
REVENUES:
Brokerage commissions and fees                  $ 35,244         $ 37,842        $ 43,009        $ 42,008
Investment income                                  1,785            2,222           2,361           2,326
Total revenues                                    37,029           40,064          45,370          44,334

Expenses:
Salaries and benefits                             16,478           19,430          20,613          19,387
Travel and marketing                               2,699            3,746           3,020           4,216
General and administrative                         6,577            7,589           7,109           8,436
Amortization of goodwill                             590              688             689           1,042
Interest and other expense                           276              321             365             364
Total expenses                                    26,620           31,774          31,796          33,445

Income before taxes                               10,409            8,290          13,574          10,889

Income taxes                                       4,006            3,340           5,311           4,351

Net income before minority interest                6,403            4,950           8,263           6,538
Minority interest, net of tax                        (41)             130             282              80

Net income                                      $  6,444         $  4,820        $  7,981        $  6,458

Net income per share - basic                    $   0.50         $   0.38        $   0.63        $   0.51
Net income per share - assuming dilution
                                                $   0.50         $   0.38        $   0.62        $   0.49

1996
Revenues:
Brokerage commissions and fees                  $ 24,135         $ 21,112        $ 27,948        $ 28,710
Investment income                                  1,743            1,759           1,880           1,751
Total revenues                                    25,878           22,871          29,828          30,461

Expenses:
Salaries and benefits                             10,468           10,622          10,985          12,687
Travel and marketing                               1,712            1,866           1,735           2,256
General and administrative                         4,587            4,726           5,091           5,983
Amortization of goodwill                             768              768             784             758
Interest and other expense                            66               44              62              59
Restructuring charge                                --               --              --            22,750
Total expenses                                    17,601           18,026          18,657          44,493

Income before taxes                                8,277            4,845          11,171         (14,032)

Income taxes                                       3,171            1,910           4,312          (5,423)
Net income                                      $  5,106         $  2,935        $  6,859        ($ 8,609)

Net income per share - basic                    $   0.39         $   0.22        $   0.52        ($  0.65)

Net income per share - assuming dilution        $   0.39         $   0.22        $   0.52        ($  0.65)


The 1996 and the first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, EARNINGS OER SHARE.