Form 10-K/A, Exhibit 13
period 1997-12-31
BLANCH E W HOLDINGS INC
filed 1998-05-04
CIK 898438

EXHIBIT 13.1


                        1997 ANNUAL REPORT, AS CORRECTED

STOCK LISTING AND TRADING INFORMATION

The common stock of E.W. Blanch Holdings, Inc. is traded on the New York Stock Exchange under the symbol "EWB". The following table sets forth the high, low and closing prices and the amounts of cash dividends per common share for E.W. Blanch Holdings, Inc. common stock for each quarter of 1997 and 1996.

--------------------------------------------------------------------------------
                                  1997 MARKET PRICE                   DIVIDENDS
QUARTER ENDED            HIGH            LOW            CLOSE         PER SHARE
--------------------------------------------------------------------------------
March 31                23 1/4         19 3/4            22 3/8         $0.10
June 30                 27 1/8             22          26 11/16         $0.10
September 30            31 7/8         26 3/4          30 15/16         $0.10
December 31            35 9/16             30           34 7/16         $0.10
Year                                                                    $0.40
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  1996 MARKET PRICE                   DIVIDENDS
QUARTER ENDED            HIGH           LOW            CLOSE          PER SHARE
--------------------------------------------------------------------------------
March 31                25 1/2         19              20               $0.10
June 30                 22 5/8         19 1/2          19 7/8           $0.10
September 30            21 1/4         17 3/4          19 1/4           $0.10
December 31             21 1/8         18              20 1/8           $0.10
Year                                                                    $0.40
--------------------------------------------------------------------------------

As of December 31, 1997 there were 266 registered shareholders of E.W. Blanch Holdings, Inc. common stock.

SIX YEAR FINANCIAL SUMMARY


Year Ended December 31
(dollars in thousands, except per share amounts)                    1997       1996        1995      1994       1993       1992
---------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Revenues:
Brokerage commissions and fees                                    $158,103   $101,905   $ 87,203   $ 75,917   $ 59,993   $ 51,792
Investment income                                                    8,694      7,133      7,733      4,801      4,681      3,696
---------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                     166,797    109,038     94,936     80,718     64,674     55,488

Expenses:
Salaries and benefits                                               75,908     44,762     39,738     32,458     27,401     24,956
Travel and marketing                                                13,681      7,569      6,112      4,914      4,102      3,509
General and administrative                                          29,711     20,387     15,965     12,964     10,404     10,406
Amortization of goodwill                                             3,009      3,078      2,980      1,307        734        623
Interest and other expense                                           1,326        231        351        397        437        702
Restructuring charge (4)                                              --       22,750       --         --         --         --
---------------------------------------------------------------------------------------------------------------------------------
Total expenses                                                     123,635     98,777     65,146     52,040     43,078     40,196
---------------------------------------------------------------------------------------------------------------------------------

Income before taxes (4)                                             43,162     10,261     29,790     28,678     21,596     15,292

Income taxes (1)                                                    17,008      3,970     11,584     11,615      8,623      6,055
---------------------------------------------------------------------------------------------------------------------------------
Net income before minority interest                                 26,154      6,291     18,206     17,063     12,973      9,237
Minority interest, net of tax                                          451       --         --         --         --         --
---------------------------------------------------------------------------------------------------------------------------------
Net income (1) (4)                                                $ 25,703   $  6,291   $ 18,206   $ 17,063   $ 12,973   $  9,237
---------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE:
Net income - basic (1) (2) (4) (5)                                $   2.03   $   0.48   $   1.34   $   1.22   $   0.97   $   0.75
Net income - assuming dilution (1) (2) (4) (5)                        1.99       0.48       1.34       1.22       0.97       0.75
Cash dividends (3)                                                    0.40       0.40       0.40       0.32       0.08       --
Book value (2)                                                        6.08       5.16       5.05       3.88       4.13       1.25
---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET:
Current assets                                                      51,381   $ 35,840   $ 25,055   $ 17,836   $ 11,962   $  4,699
Long-term investments                                               14,939      9,793      7,035     15,837     37,519        550
Goodwill, net (4)                                                   34,916     17,490     38,939     41,575     10,596      9,973
Total assets                                                       919,767    514,756    497,413    529,897    432,055    394,161
Current liabilities                                                 37,033     13,154     13,620     21,107      5,286      8,605
Long-term debt,
  less current portion                                              13,675      1,188        350        665        946      3,288
Shareholders' equity                                                76,452     68,453     66,679     52,908     58,276     15,343
---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS:
Profit margin (pre-tax) (4)                                             26%         9%        31%        36%        33%        28%
Return on average
  shareholders' equity (1) (4)                                          35          9         30         31         35         74
---------------------------------------------------------------------------------------------------------------------------------
OTHER:
Weighted average number of
shares outstanding (000) (2) (5)
   Basic                                                            12,656     13,220     13,558     14,007     13,436     12,300
   Assuming dilution                                                12,945     13,230     13,590     14,007     13,436     12,300
Number of shares outstanding
  at year-end (000) (2)                                             12,580     13,260     13,208     13,647     14,115     12,300
Number of employees at year-end                                      1,130        648        566        603        349        329
---------------------------------------------------------------------------------------------------------------------------------

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

Recent Developments
E.W. Blanch Holdings, Inc. and subsidiaries ("the Company") is a leading provider of integrated risk management and distribution services including reinsurance and insurance intermediary services, risk management consulting and administration services, primary insurance distribution services, and financial and pension consultancy services.

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

                                              Income
(in thousands)                Revenues     Before Taxes
--------------                --------     ------------
1997
Domestic operations           $128,959       $ 38,390
Foreign operations              37,912          4,772
Eliminations                       (74)            --
                          -------------------------------
                              $166,797       $ 43,162
                          ===============================

                                              Income
(in thousands)                Revenues     Before Taxes
--------------                --------     ------------
1996
Domestic operations           $108,955       $ 10,178
Foreign operations                  83             83
                          -------------------------------
                              $109,038       $ 10,261
                          ===============================

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

1997 COMPARED TO 1996
Brokerage Commissions and Fees

The following are the components of brokerage commissions and fees for the years ended December 31:

(in thousands)                                  1997            1996
--------------                                  ----            ----
Domestic Operations:
   Reinsurance brokerage                      $101,393        $ 86,065
   Risk management fees                          7,276           3,833
   Paragon and policy distribution fees          3,705           1,402
   General agency commissions                   10,054          10,522
                                          -------------------------------
                                               122,428         101,822
                                          ===============================

Foreign Operations:
   Reinsurance brokerage                        10,000              83
   Specialty insurance lines                    10,585              --
   Financial and pension services fees           9,068              --
   Insurance brokerage                           6,022              --
                                          -------------------------------
                                                35,675              83
                                          -------------------------------
                                              $158,103        $101,905
                                          ===============================

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

Investment Income
The following are the components of investment income for the years ended December 31:

(in thousands)                            1997          1996
--------------                            ----          ----
Domestic Operations:
  Fiduciary investment income            $5,603        $4,527
  Corporate investment income               741           377
  Premium finance interest and fees         187         2,229
                                      --------------------------
                                          6,531         7,133
                                      ==========================

Foreign Operations:
  Fiduciary investment income             1,633            --
  Corporate investment income               530            --
                                      --------------------------
                                          2,163            --
                                      --------------------------
                                         $8,694        $7,133
                                      ==========================

         Fiduciary investment income from domestic operations was $5.6 million for the year ended December 31, 1997 compared to $4.5 million the prior year, an increase of $1.1 million or 23.8%. The average balance of domestic funds for the year ended December 31, 1997 was $104.9 million (compared to $85.0 million for the prior year), at an average yield of 5.3% (compared to 5.3% the prior year).

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

1996 COMPARED TO 1995
Brokerage Commissions and Fees
The following are the components of brokerage commissions and fees for the years ended December 31:

(in thousands)                               1996          1995
--------------                               ----          ----
Domestic Operations:
  Reinsurance brokerage                    $ 86,065      $74,473
  Risk management fees                        3,833        1,717
  Program and policy distribution fees        1,402           --
  General agency commissions                 10,522       10,927
                                        ---------------------------
                                            101,822       87,117
                                        ===========================

Foreign Operations:
  Reinsurance brokerage                          83           86
                                        ---------------------------
                                                 83           86
                                        ---------------------------
                                           $101,905      $87,203
                                        ===========================

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

Investment Income
The following are the components of investment income for the years ended December 31:

(in thousands)                           1996           1995
--------------                           ----           ----
Domestic Operations:
  Fiduciary investment income           $4,527         $5,177
  Corporate investment income              377            555
  Premium finance interest and fees      2,229          2,001
                                     ---------------------------
                                         7,133          7,733
                                     ===========================

Foreign Operations:
  Fiduciary investment income               --             --
  Corporate investment income               --             --
                                     ---------------------------
                                            --             --
                                     ---------------------------
                                        $7,133         $7,733
                                     ===========================

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


                                                           /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 15, 1998

CONSOLIDATED STATEMENTS OF INCOME


Year Ended December 31,
(in thousands, except per share amounts)            1997        1996        1995
----------------------------------------            ----        ----        ----
REVENUES
Brokerage commissions and fees                    $158,103    $101,905    $ 87,203
Investment income                                    8,694       7,133       7,733
                                                  --------------------------------
Total revenues                                     166,797     109,038      94,936

EXPENSES
Salaries and benefits                               75,908      44,762      39,738
Travel and marketing                                13,681       7,569       6,112
General and administrative                          29,711      20,387      15,965
Amortization of goodwill                             3,009       3,078       2,980
Interest and other expense                           1,326         231         351
Restructuring charge                                  --        22,750        --
                                                  --------------------------------
Total expenses                                     123,635      98,777      65,146
                                                  --------------------------------

Income before taxes                                 43,162      10,261      29,790

Income taxes                                        17,008       3,970      11,584
                                                  --------------------------------

Net income before minority interest                 26,154       6,291      18,206
Minority interest, net of tax                          451        --          --
                                                  --------------------------------
Net income                                        $ 25,703    $  6,291    $ 18,206
                                                  --------------------------------

Net income per common share                       $   2.03    $   0.48    $   1.34
Net income per common share- assuming dilution    $   1.99    $   0.48    $   1.34


SEE ACCOMPANYING NOTES.

CONSOLIDATED BALANCE SHEETS


At December 31,
(in thousands)                                                     1997        1996
--------------                                                     ----        ----
ASSETS
Current assets:
Cash and cash equivalents                                        $ 11,608    $  1,069
Due from fiduciary accounts                                        30,874      13,624
Premium finance notes                                                --        14,931
Prepaid insurance                                                   1,471       1,749
Other current assets                                                7,428       4,467
                                                                 --------------------
Total current assets                                               51,381      35,840

Long-term investments                                              14,939       9,793
Property and equipment, net                                        26,309      13,001
Goodwill, net                                                      34,916      17,490
Other assets                                                       11,772       9,452

Fiduciary accounts -- assets                                      780,450     429,180
                                                                 --------------------
Total assets                                                     $919,767    $514,756
                                                                 --------------------

LIABILITIES, MINORITY INTEREST AND SHAREHOLDER'S EQUITY
Current liabilities:
Accrued compensation                                             $  6,628    $  4,176
Accounts payable                                                   14,420       3,939
Notes payable to banks                                              1,379       1,340
Current portion of long-term liabilities                            2,586       1,685
Other current liabilities                                          12,020       2,014
                                                                 --------------------
Total current liabilities                                          37,033      13,154

Long-term debt, less current portion                               13,675       1,188
Other liabilities, less current portion                            10,536       2,781
Commitments and contingencies                                        --          --

Fiduciary accounts -- liabilities                                 780,450     429,180
                                                                 --------------------
Total liabilities                                                 841,694     446,303

Minority interest                                                   1,621        --

Shareholders' equity                                               76,452      68,453
                                                                 --------------------
Total liabilities, minority interest and shareholders' equity    $919,767    $514,756
                                                                 ====================

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY


Year Ended December 31,
(in thousands, except per share amounts)               1997         1996         1995
----------------------------------------               ----         ----         ----
PREFERRED STOCK, $0.01 PAR VALUE                         --           --           --

COMMON STOCK $0.01 PAR VALUE
                                                     ----------------------------------
Balance, beginning of year                           $    141     $    141     $    141
                                                     ----------------------------------
Issuance of common stock                                 --           --           --
Balance, end of year                                      141          141          141

COMMON SHARES SUBJECT TO REDEMPTION
Balance, beginning of year                               --           --         (7,791)
Exercise of put option by former executive               --           --          7,791
                                                     ----------------------------------
Balance, end of year                                     --           --           --
                                                     ----------------------------------

ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                             52,769       52,723       52,531
Issuance of common stock                                 --           --            188
Other                                                    --             46            4
                                                     ----------------------------------
Balance, end of year                                   52,769       52,769       52,723
                                                     ----------------------------------

TREASURY STOCK
Balance, beginning of year                            (16,366)     (17,370)      (9,575)
Issuance of treasury stock under
employee benefit plans                                  1,353        1,004         --
Purchase of treasury stock                            (14,550)        --         (7,795)
                                                     ----------------------------------
Balance, end of year                                  (29,563)     (16,366)     (17,370)
                                                     ----------------------------------

UNREALIZED GAIN(LOSS) ON INVESTMENTS
Balance, beginning of year                               (329)         (59)        (853)
Change in net unrealized gain(loss) on investment         629         (270)         794
                                                     ----------------------------------
Balance, end of year                                      300         (329)         (59)
                                                     ----------------------------------

CUMULATIVE TRANSLATION ADJUSTMENT
Balance, beginning of year                               --           --           --
Translation adjustments                                   (37)        --           --
                                                     ----------------------------------
Balance, end of year                                      (37)        --           --
                                                     ----------------------------------

RETAINED EARNINGS
Balance, beginning of year                             32,238       31,244       18,455
Net income                                             25,703        6,291       18,206
Dividends                                              (5,099)      (5,297)      (5,417)
                                                     ----------------------------------
Balance, end of year                                   52,842       32,238       31,244
                                                     ----------------------------------

Total Shareholders' Equity                           $ 76,452     $ 68,453     $ 66,679
                                                     ==================================

THERE ARE 10 MILLION PREFERRED SHARES AUTHORIZED; NONE ISSUED.

THERE ARE 30 MILLION COMMON SHARES AUTHORIZED. THE NUMBER OF SHARES ISSUED AND OUTSTANDING WERE 12,680,000, 13,260,000, AND 13,208,000 AT DECEMBER 31, 1997,
1996, AND 1995 RESPECTIVELY.

THE SHARES OUTSTANDING AT DECEMBER 31, 1997, 1996, AND 1995 ARE NET OF 1,562,000, 882,000, AND 932,000 TREASURY SHARES, RESPECTIVELY.

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Year Ended December 31, (in thousands)                    1997         1996         1995
--------------------------------------                    ----         ----         ----
OPERATING ACTIVITIES
Net income                                              $ 25,703     $  6,291     $ 18,206
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization                              8.718        6,073        5,119
Deferred income tax provision (benefit)                      233       (8,176)         126
Restructuring charge                                        --         22,750         --
Changes in operating assets and liabilities:
Due from fiduciary accounts                              (11,171)      (9,087)       3,150
Other current assets                                      (2,009)      (2,687)      (1,165)
Accrued compensation                                       2,452          746         --
Accounts payable and other current liabilities             8,931          406          630
Other, net                                                   297         (703)         (72)
                                                        ----------------------------------
Net cash provided by operating activities                 33,154       15,613       25,994

INVESTING ACTIVITIES
Purchases of investments                                  (5,919)      (3,627)      (1,600)
Purchases of property and equipment, net                 (12,907)      (4,654)      (3,918)
Issuance of finance notes receivable, net                    (14)      (2,756)      (5,773)
Acquisition of subsidiary, net of cash acquired              480         --         (4,874)
Sale of subsidiary                                        15,092         --           --
Sales of investments                                       1,118          596       11,122
Other, net                                                  (147)         (82)        (308)
                                                        ----------------------------------
Net cash used in investing activities                     (2,297)     (10,523)      (5,351)

FINANCING ACTIVITIES
Dividends paid                                            (5,099)      (5,297)      (5,417)
Proceeds from issuance of treasury shares                  1,353        1,004         --
Purchase of treasury stock                               (14,550)        --         (7,795)
Net (repayments) borrowings on lines of credit              (140)      (3,203)      (3,175)
Payments on long-term debt                                (2,353)      (1,288)        (281)
Other financing activities, net                              471         (214)        (336)
                                                        ----------------------------------
Net cash used in financing activities                    (20,318)      (8,998)     (17,004)
                                                        ----------------------------------

Net increase (decrease) in cash and cash equivalents      10,539       (3,908)       3,639
Cash and cash equivalents at beginning of year             1,069        4,977        1,338
                                                        ----------------------------------
Cash and cash equivalents at end of year                $ 11,608     $  1,069     $  4,977
                                                        ==================================

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

Earnings Per Share
In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share". SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and earnings per share assuming dilution. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Earnings per share assuming dilution is very similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods have been restated to conform to the SFAS No. 128 requirements.

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

         Also in 1997 the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supercedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprisei and defines financial and descriptive information about a Company's operating segments that is to be disclosed in financial statements. The Company is developing allocation methods to assess performance on a business segment basis. Once completed, additional disclosures will be provided in accordance with this Statement. SFAS No. 131 is required for fiscal years beginning after December 15, 1997.

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

4 LONG-TERM INVESTMENTS

The Company's investments at December 31 are summarized as follows:

                        Gross              Unrealized                Fair
(in thousands)          Cost           Gains       (Losses)          Value
--------------          ----           -----       --------          -----
1997
Debt investments      $  4,826       $      3      $     (7)       $  4,822
Equity investments       9,713            637          (233)         10,117
                      -----------------------------------------------------
                      $ 14,539       $    640      $   (240)       $ 14,939
                      -----------------------------------------------------
1996
Debt investments      $  5,458       $      5      $    (24)       $  5,439
Equity investments       4,664              4          (314)          4,354
                      -----------------------------------------------------
                      $ 10,122       $      9      $   (338)       $  9,793
                      -----------------------------------------------------

         Gross gains realized on the sales of investments were $10,000 for the year ended December 31, 1996. Gross losses realized on the sales of investments were $0.2 million, $48,000, and $0.1 million for the years ended December 31, 1997, 1996, and 1995, respectively.

         The cost and fair values of debt securities at December 31, 1997, by contractual maturity, are summarized as follows:

                                                                     Fair
(in thousands)                                       Cost           Value
--------------                                       ----           -----
Due in one year or less                           $ 1,390         $ 1,392
Due after one year through five years               2,924           2,919
Due after five years                                  512             511
                                               ------------------------------
                                                  $ 4,826         $ 4,822
                                               ------------------------------

5 PROPERTY AND EQUIPMENT

The Company's property and equipment at December 31 are summarized as follows:

(in thousands)                                       1997            1996
---------------                                      ----            ----
Office computer hardware and software             $ 30,974        $ 15,576
Office furniture and equipment                      12,759           7,201
Leasehold improvements                               3,940           1,559
                                               -------------------------------
                                                    47,673          24,336
Less accumulated depreciation and amortization     (21,364)        (11,335)
                                               -------------------------------
                                                  $ 26,309        $ 13,001
                                               -------------------------------

6 LONG-TERM DEBT

The Company's long-term debt at December 31 is summarized as follows:

(in thousands)                                      1997           1996
--------------                                      ----           ----
Notes payable with annual payments
   through January 1999,
variable rate                                     $12,661         $   --
Loan stock with annual payments
   through January 1999,
variable rate                                       1,494             --
Note payable with annual payments
   through January 1997,
interest at 11.78%                                     --            300
Capital lease obligations                           1,184          1,465
                                               -----------------------------
                                                   15,339          1,765
Less current portion                               (1,664)          (577)
                                               -----------------------------
                                                  $13,675         $1,188
                                               =============================

         Maturities of long-term debt are summarized as follows:

(in thousands)
----------------------
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

Earnings Per Share
The following table sets forth the computation of basic and diluted earnings per share, for the years ended December 31:

                                           1997           1996          1995
                                           ----           ----          ----
Numerator for earnings per
share - basic and assuming dilution
Net income                               $25,703        $ 6,291       $18,206
                                      ------------------------------------------

Denominator:
   Denominator for per
   share, basic - weighted
   average shares                         12,656         13,220        13,558

Effect of dilutive securities:
   Employee stock options                    289             10            32

Denominator for earnings
   per share, assuming
   dilution - adjusted
   weighted-average
   shares and assumed
   conversions                            12,945         13,230        13,590
                                      ------------------------------------------

Earnings per share - basic               $  2.03        $  0.48       $  1.34
Earnings per share -
assuming dilution                        $  1.99        $  0.48       $  1.34

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

Treasury Shares
The Company uses treasury shares to fund its equity-based contributions to the employee benefit plans.

9 INCOME TAXES

Income taxes for the years ended December 31 are summarized as follows:

(in thousands)                       1997              1996             1995
--------------                       ----              ----             ----
Current:
Federal                            $ 12,592         $ 10,702         $  9,986
State                                 1,864            1,444            1,472
Foreign                               2,319               --               --
                                 -----------------------------------------------
                                     16,775           12,146           11,458
Deferred taxes:
Federal                                 745           (7,226)              50
State                                    16             (950)              76
Foreign                                (528)             --               --
                                 -----------------------------------------------
                                        233           (8,176)             126
                                 -----------------------------------------------
                                   $ 17,008         $  3,970         $ 11,584
                                 -----------------------------------------------

         The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate for the years ended December 31 is summarized as follows:

(in thousands)                       1997              1996             1995
--------------                       ----              ----             ----
Income tax at the federal
   statutory rate                  $ 15,107         $  3,592         $ 10,427
State taxes, net of federal
   tax benefit                        1,212              321              957
Foreign taxes at rate
   other than U.S. rate                 252               --               --
Goodwill amortization                   526              257              257
Other                                   (89)            (200)             (57)
                                 -----------------------------------------------
                                   $ 17,008         $  3,970         $ 11,584
                                 -----------------------------------------------

         The components of the deferred income tax provision for the years ended December 31 are summarized as follows:

(in thousands)                       1997              1996             1995
                                     ----              ----             ----
Prepaid expense                     $(104)           $   495          $ (147)
Depreciation                          132                (38)            412
Goodwill amortization                 (49)            (6,900)             --
Deferred compensation                (376)                --              --
Accrued lease expense                 731             (1,100)             67
Other                                (101)              (633)           (206)
                                 -----------------------------------------------
Total                               $ 233            $(8,176)         $  126
                                 -----------------------------------------------

         Pre-tax income attributed to domestic operations was $38.4 million, and pre-tax income attributable to foreign operations was $4.8 million for the year ended December 31, 1997.

         Gross deferred tax assets and liabilities at December 31 are summarized as follows:

(in thousands)                Current            Non-current
--------------                -------            -----------
1997
Deferred tax liabilities       $(519)            $ (2,114)
Deferred tax assets              747                8,758
Valuation allowance               --                   --
                            --------------------------------
Total                          $ 228             $  6,644
                            --------------------------------
1996
Deferred tax liabilities       $(658)            $ (1,733)
Deferred tax assets              461                8,896
Valuation allowance             (128)                  --
                            --------------------------------
Total                          $(325)            $  7,163
                            --------------------------------

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

         The following is a summary of options outstanding under the 1993 Stock Plan by range of grant price:

                                            $ 17.50-        $26.32-
                                              $26.25         $31.38
--------------------------------------------------------------------
Options outstanding                        1,225,500        567,500
Average option price per share                $21.01         $31.38
Weighted average contractual life                7.5            9.8
Options exercisable                          224,167             --
Average option price per share                $18.85             --

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

         Option activity during 1997, 1996 and 1995 was as follows:

                                                              Average
                                                               Option
                                                            Price per
                                              Shares            Share
------------------------------------------------------------------------
Outstanding at December 31, 1994             472,500           $19.13
Granted                                      215,000            18.88
Canceled                                     (61,000)           22.01
                                        --------------------------------
Outstanding at December 31, 1995             626,500           $18.76
                                        --------------------------------

Granted                                      239,000            22.01
Canceled                                     (80,167)           18.26
                                        --------------------------------
Outstanding at December 31, 1996             785,333           $19.80
                                        --------------------------------

Granted                                    1,296,500            28.20
Canceled                                     (37,165)           20.22
Exercised                                     (1,668)           18.50
                                        --------------------------------
Outstanding at December 31, 1997           2,043,000           $25.16
                                        --------------------------------

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

(in thousands except per share amounts)        1997        1996         1995
---------------------------------------        ----        ----         ----
Net income -- as reported                    $25,703      $6,291      $18,206
Net income -- pro forma                       24,470       5,864       18,013
Earnings per share, basic
--as reported                                   2.03        0.48         1.34
Earnings per share, basic
--pro forma                                     1.93        0.44         1.33

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                              1997         1996          1995
                                              ----         ----          ----
Expected dividend yield                        1.20%        1.80%        1.80%
Expected stock price volatility               20.85%       21.80%       19.90%
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

13 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Supplemental disclosure of cash flow information for the years ended December 31 is as follows:

(in thousands)                            1997           1996          1995
--------------                            ----           ----          ----
Cash paid during the period for:
   Interest                              $1,178        $   223       $   342
   Income taxes
   (federal, state, and city)             9,391         12,873        12,179
Non-cash investing activities:
   Equipment acquired
   under capital leases                      --          2,149            --
   Purchase of real estate in
   satisfaction of
   note receivable                           --             --           392
Non-cash financing activities:
   Write-offs of notes receivable            26            103           266

14 COMMITMENTS AND CONTINGENCIES

Lease Commitments
The Company has operating leases for its headquarters, branch office facilities, and certain equipment, including a corporate jet. Total rent expense for such operating leases was $6.8 million, $5.2 million, and $4.6 million for 1997, 1996, and 1995, respectively.

         Future minimum rental payments required under these leases are summarized as follows:

(in thousands)
--------------------
1998                                                        $ 8,181
1999                                                          7,088
2000                                                          5,149
2001                                                          4,841
2002                                                          3,625
Thereafter                                                   25,110
                                                            -------
                                                            $53,994
                                                            -------

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

15 BUSINESS SEGMENT INFORMATION

The business segment information located on page 22 is incorporated herein by reference. The following is additional business segment information for the year ended December 31:

                   Identifiable          Depreciation            Capital
(in thousands)           Assets        & Amortization       Expenditures
--------------     ------------        --------------       ------------
1997
Domestic               $677,439              $  6,499           $ 11,116
International           254,706                 2,219              1,791
Eliminations            (12,378)                   --                 --
                   --------------------------------------------------------
                       $919,767              $  8,718           $ 12,907

1996
Domestic               $514,746              $ 25,573           $  4,654
International                10                    --                 --
                   --------------------------------------------------------
                       $514,756              $ 25,573           $  4,654
                   --------------------------------------------------------

16 QUARTERLY FINANCIAL DATA (unaudited)


Quarter Ended, (in thousands, except per
share amounts)                                March 31       June 30     September 30   December 31
1997
REVENUES:
Brokerage commissions and fees                $ 35,244       $ 37,842      $ 43,009      $ 42,008
Investment income                                1,785          2,222         2,361         2,326
                                              ---------------------------------------------------
Total revenues                                  37,029         40,064        45,370        44,334

Expenses:
Salaries and benefits                           16,478         19,430        20,613        19,387
Travel and marketing                             2,699          3,746         3,020         4,216
General and administrative                       6,577          7,589         7,109         8,436
Amortization of goodwill                           590            688           689         1,042
Interest and other expense                         276            321           365           364
                                              ---------------------------------------------------
Total expenses                                  26,620         31,774        31,796        33,445
                                              ---------------------------------------------------

Income before taxes                             10,409          8,290        13,574        10,889

Income taxes                                     4,006          3,340         5,311         4,351
                                              ---------------------------------------------------

Net income before minority interest              6,403          4,950         8,263         6,538
Minority interest, net of tax                      (41)           130           282            80
                                              ---------------------------------------------------

Net income                                    $  6,444       $  4,820      $  7,981      $  6,458
                                              ---------------------------------------------------

Net income per share - basic                  $   0.50       $   0.38      $   0.63      $   0.51
Net income per share - assuming dilution      $   0.50       $   0.38      $   0.62      $   0.49

1996
Revenues:
Brokerage commissions and fees                $ 24,135       $ 21,112      $ 27,948      $ 28,710
Investment income                                1,743          1,759         1,880         1,751
                                              ---------------------------------------------------
Total revenues                                  25,878         22,871        29,828        30,461

Expenses:
Salaries and benefits                           10,468         10,622        10,985        12,687
Travel and marketing                             1,712          1,866         1,735         2,256
General and administrative                       4,587          4,726         5,091         5,983
Amortization of goodwill                           768            768           784           758
Interest and other expense                          66             44            62            59
Restructuring charge                              --             --            --          22,750
                                              ---------------------------------------------------
Total expenses                                  17,601         18,026        18,657        44,493
                                              ---------------------------------------------------

Income before taxes                              8,277          4,845        11,171       (14,032)

Income taxes                                     3,171          1,910         4,312        (5,423)
                                              ---------------------------------------------------
Net income                                    $  5,106       $  2,935      $  6,859      ($ 8,609)
                                              ---------------------------------------------------

Net income per share - basic                  $   0.39       $   0.22      $   0.52      ($  0.65)

Net income per share - assuming dilution      $   0.39       $   0.22      $   0.52      ($  0.65)


The 1996 and the first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE.