Form 10-K, Exhibit 13
period 1998-12-31
BLANCH E W HOLDINGS INC
filed 1999-03-31
CIK 898438

EXHIBIT 13


                               1998 ANNUAL REPORT

STOCK LISTING AND TRADING INFORMATION

The common stock of E.W. Blanch Holdings, Inc. is traded on the New York Stock Exchange under the symbol "EWB". The following table sets forth high, low and closing prices and the amounts of cash dividends per common share for E.W. Blanch Holdings, Inc. common stock for each quarter of 1998 and 1997.

                                1998 Market Price
                                                                 Dividends
Quarter Ended           High          Low            Close       Per Share

March 31              38  3/8       33  5/16        38  3/8       $ 0.10
June 30               38  1/2       35              36  3/4       $ 0.12
September 30          38 11/16      34  7/8         38 11/16      $ 0.12
December 31           47  7/16      36  1/2         47  7/16      $ 0.12
Year                                                              $ 0.46

                                1997 Market Price

March 31              23  1/4       19  3/4         22  3/8       $ 0.10
June 30               27  1/8       22              26 11/16      $ 0.10
September 30          31  7/8       26  3/4         30 15/16      $ 0.10
December 31           35  9/16      30              34  7/16      $ 0.10
Year                                                              $ 0.40


As of December 31, 1998 there were 288 registered shareholders of E.W. Blanch Holdings, Inc. common stock.

SIX YEAR FINANCIAL SUMMARY

YEAR ENDED DECEMBER 31
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                          1998        1997        1996        1995        1994        1993
----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
REVENUES:
Operations                                                    $203,613    $158,103    $101,905    $ 87,203    $ 75,917    $ 59,993
Interest income                                                  9,109       8,694       7,133       7,733       4,801       4,681
----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                 212,722     166,797     109,038      94,936      80,718      64,674

EXPENSES:
Salaries and benefits                                           92,652      75,908      44,762      39,738      32,458      27,401
Travel and marketing                                            15,671      13,681       7,569       6,112       4,914       4,102
General and administrative                                      38,147      29,711      20,387      15,965      12,964      10,404
Amortization of goodwill                                         3,237       3,009       3,078       2,980       1,307         734
Interest and other expense                                       1,685       1,326         231         351         397         437
Restructuring charge (4)                                            --          --      22,750          --          --          --
----------------------------------------------------------------------------------------------------------------------------------
Total expenses                                                 151,392     123,635      98,777      65,146      52,040      43,078
----------------------------------------------------------------------------------------------------------------------------------

Income before taxes (4)                                         61,330      43,162      10,261      29,790      28,678      21,596

Income taxes (1)                                                24,741      17,008       3,970      11,584      11,615       8,623
----------------------------------------------------------------------------------------------------------------------------------
Net income before minority interest & equity interest in
 loss of unconsolidated subsidiaries                            36,589      26,154       6,291      18,206      17,063      12,973

Minority interest, net of tax                                      995         451          --          --          --          --
Equity interest in loss of unconsolidated subsidiaries,
 net of tax                                                      3,831          --          --          --          --          --

==================================================================================================================================
Net Income(1) (4)                                             $ 31,763    $ 25,703    $  6,291    $ 18,206    $ 17,063    $ 12,973
==================================================================================================================================
PER COMMON SHARE:
Net income - basic (1) (2) (4) (5)                            $   2.51    $   2.03    $   0.48    $   1.34    $   1.22    $   0.97
Net income - assuming dilution (1) (2) (4) (5)                    2.42        1.99        0.48        1.34        1.22        0.97
Cash dividends (3)                                                0.46        0.40        0.40        0.40        0.32        0.08
Book value (2)                                                    8.68        6.08        5.16        5.05        3.88        4.13
==================================================================================================================================
BALANCE SHEET:
Current assets                                                $ 62,247    $ 51,381    $ 35,840    $ 25,055    $ 17,836    $ 11,962
Long-term investments, available for sale                       18,427      14,939       9,793       7,035      15,837      37,519
Investment in unconsolidated subsidiaries                       20,014          --          --          --          --          --
Intangibles, net (4)                                            30,425      34,916      17,490      38,939      41,575      10,596
Total assets                                                   933,256     919,767     514,756     497,413     529,897     432,055
Current liabilities                                             48,335      37,033      13,154      13,620      21,107       5,286
Long-term debt, less current portion                               557      13,675       1,188         350         665         946
Shareholders' equity                                           110,637      76,452      68,453      66,679      52,908      58,276
==================================================================================================================================
FINANCIAL RATIOS:
Profit margin (pre-tax) (4)                                         29%         26%          9%         31%         36%         33%
Return on average shareholders' equity (1) (4)                      34%         35%          9%         30%         31%         35%
==================================================================================================================================
OTHER:
Weighted average number of
shares outstanding (000) (2) (5)
Basic                                                           12,678      12,656      13,220      13,558      14,007      13,436
Assuming dilution                                               13,146      12,945      13,230      13,590      14,007      13,436
Number of shares outstanding
at year-end (000) (2)                                           12,842      12,580      13,260      13,208      13,647      14,115
Closing market price per share                                $  47.44    $  34.44    $  20.13    $  23.38    $  20.63    $  18.00
Number of employees at year-end                                  1,164       1,130         648         566         603         349
==================================================================================================================================

(1) Prior to the May 1993 initial public offering, the Company operated as a partnership and therefore was not liable for corporate income taxes. Pro forma income taxes (unaudited) of $3.5 million have been included in income taxes for the year ended December 31, 1993 to illustrate what the tax consequences would have been had the partnership been subject to corporate income taxes.

(2) Assumes 12.3 million shares of common stock issued and outstanding prior to the May 1993 reorganization from a partnership to a corporation.

(3) Regular quarterly cash dividend of $0.08 per share initiated fourth quarter 1993; increased to $0.10 in the first quarter 1995 and increased to $0.12 in the second quarter 1998. Cash dividends were declared and paid in the same fiscal year.

(4) A $22.75 million charge was recognized in 1996 to reflect the restructuring of the San Antonio based managing general agency operation. The charge includes a $19.5 million write-down of goodwill as well as a $3.25 million reserve for office lease and other related restructuring expenses. Prior to the restructuring charge, certain 1996 operating results were: Income before taxes, $33.0 million; Net income, $20.2 million; Net income per share, $1.53; Profit margin (pre-tax), 30%; and Return on average shareholder equity, 27%.

(5) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Standards No. 128, Earnings per Share. For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

E.W. Blanch Holdings, Inc. and subsidiaries ("the Company") is a leading provider of integrated risk management and distribution services, including reinsurance intermediation and technical, analytic, and financial consulting services.

Major Developments

ACQUISITIONS/DISPOSITIONS
   In the second quarter of 1998, the Company sold its San Antonio, Texas based operations, including the sale of its general agency, Blanch Insurance Services, Inc., and other selected assets. The net effect of these dispositions was a one-time gain of $1.0 million before taxes. As part of the sale agreement the Company became a shareholder of the purchasing company.
   In June 1998, the Company completed its acquisition of Walbaum Americana, S.A. ("Walbaum"), a Buenos Aires, Argentina based provider of risk management services in Latin America.
   In July 1998, the Company completed the acquisition of Dunn & Carter Ltd. ("Dunn & Carter"), a London based insurance broker specializing in retrocessional reinsurance. Also in July 1998, the Company acquired K2 Technologies, Inc. ("K2"), a San Jose, California based company specializing in the design and support of interactive software platforms for use in risk assessment and engineering as well as information integration.
   The combined revenues of Walbaum, Dunn & Carter and K2 were $2.8 million in 1998.

STRATEGIC INVESTMENTS
   In February 1998, the Company made an initial equity investment in Insurance Holdings of America, Inc. ("IHA"), a development stage Beverly, Massachusetts company dedicated to the production and application of technology for the insurance industry. IHA has developed internet based technology to support the sale and servicing of insurance through direct distribution including Sam's Club and the internet. The Company made several additional investments in IHA during the course of 1998, bringing its ownership to 24% at year end. The investment in IHA by the Company during 1998 totaled $16.5 million and at year end the carrying value of the IHA investment after all related equity accounting charges was $13.0 million. IHA will continue to require additional investments to fund its developing operations. Alternatives for obtaining this required funding will be evaluated by IHA's board of directors.
   In March 1998, the Company made an equity investment in Catastrophe Risk Exchange, Inc. ("Catex"). Catex changes reinsurance distribution by connecting buyers and sellers through an internet based risk exchange. In June 1998, the Company made an equity investment in MSTC Blanch S.A. ("MSTC"). MSTC is a leading provider of insurance and reinsurance intermediary services in Latin American markets.

OTHER
During 1998, the Company completed the consolidation of its corporate headquarters to Dallas, Texas. The costs associated with the move were not material.

NATURE OF BUSINESS

Domestic Operations

   Domestic operations provide risk management and distribution services to insurance and reinsurance companies. These services are sold both on a bundled and a component basis. Major components provided include reinsurance intermediation and technical and analytic consulting services. These services are generally recurring and due to it's expertise and the value-added nature of its services, the Company has been able to generate relatively high operating margins. In the second quarter of 1998, the Company disposed of its general agency operations, and accordingly, 1998 revenues include five months of the general agency operation. Domestic operations include the operations of the holding company.

RISK MANAGEMENT AND DISTRIBUTION SERVICES

REINSURANCE INTERMEDIATION
   As a reinsurance intermediary, the Company structures and arranges reinsurance between insurers seeking to cede insurance risks and reinsurers willing to assume such risks.
   The Company earns revenues from the structuring, placement and servicing of reinsurance, primarily on a treaty basis. The Company is a significant intermediary in the property catastrophe and casualty reinsurance markets. Catastrophe reinsurance indemnifies a ceding company against a catastrophic loss resulting from a single event such as a hurricane, earthquake, or tornado. Casualty reinsurance indemnifies a ceding company for a specified loss caused by injuries to third parties including resulting legal liability. The Company's activities in the casualty reinsurance arena relate primarily to professional liability, workers' compensation and specialized casualty exposures underwritten by excess and surplus lines insurance carriers.

TECHNICAL AND ANALYTIC CONSULTING SERVICES
   The Company provides technical and analytic consulting services primarily to insurance and reinsurance companies, government entities and underwriting facilities. Such services are generally provided as part of the Company's core reinsurance intermediation function, but are also marketed on a component basis. Services include product development, facility administration, strategic reinsurance program reviews, actuarial services, catastrophe exposure management and analysis and run-off management. The Company's Catalyst(R) risk modeling software is a proprietary technology which provides a competitive advantage in these consulting services.
   The Company also provides financial consulting services, tailored reinsurance products and capital markets products designed to assist its clients in capital preservation and risk management.

Foreign Operations

   The Company's foreign operations include Swire Blanch, an international risk management and distribution services firm headquartered in London, England. Swire Blanch includes a registered Lloyd's of London insurance and reinsurance broking operation and international reinsurance intermediary operations. Swire Blanch also provides financial consulting services through the sale of pension plan products for insurance companies. Intermediary services include retail insurance operations located in northern England and Hong Kong. Approximately

79% of Swire Blanch's revenues are generated in the United Kingdom with the remainder primarily from the Pacific Rim. The Company's foreign operations have relatively lower profit margins than its domestic operations. This is due to a number of factors, including competitive market conditions for Lloyd's brokers, the small, start-up nature of many of the international offices, the competitiveness of the insurance brokerage business, and the amortization of goodwill associated with the purchase of the Company's majority holdings of Swire Blanch. The Company seeks to grow its international profitability through the integration of systems, services and expertise in order to increase revenue production and processing efficiencies.

Interest Income

The Company's interest income is derived from two sources: fiduciary investments and corporate investments. As an intermediary, the Company acts as a conduit for insurance and reinsurance premiums and loss payments that are paid to and remitted from clients and reinsurers. Under applicable regulations, the Company is required to hold fiduciary funds in appropriate bank and investment accounts subject to restrictions on withdrawals and prohibitions on commingling. The Company earns interest income on funds held in these accounts. Corporate interest income represents interest and dividends earned on the investment of the Company's capital, which is primarily generated from operations.

Year 2000 Issue

BACKGROUND

The Year 2000 issue is the result of computer systems using a two-digit format, as opposed to four digits, to indicate the year. Computer systems using a two-digit format will be unable to correctly interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to a disruption in the operation of those systems.

STATE OF READINESS

The Company began reviewing all of its information technology ("IT") systems developed internally and from outside vendors in the early 1990's because of the Company's growth and the need to bring about operational improvements. As a result, the Company decided to develop a new back office processing system and to implement a new financial and human resource system. All of these systems are Year 2000 compliant. In 1997, the Company expanded its international operations through the acquisition of Swire Blanch. Since the acquisition, the Company began to integrate all worldwide systems into appropriate existing, Year 2000 compliant Company systems. The integration of the Company's IT systems is expected to be substantially complete by the second quarter of 1999. The Company's senior management and the Board of Directors receive regular updates on the status of the Company's Year 2000 readiness.

The Company markets services and software products that are internally developed or acquired from third party vendors. These software based products and services were developed using Year 2000 compliant technologies. Software products developed internally are in various stages of testing for Year 2000 compliance. The Company has obtained written certifications from the majority of its third party developers of software marketed by the Company. The Company is in the process of obtaining written certifications from the few third party developers that have not responded. The Company expects the process of confirming Year 2000 compliance for the software that the Company markets to be substantially complete by the end of March 1999.

INTERFACES WITH THIRD PARTIES

The Company is reviewing, and has initiated formal communications with third parties that provide goods or services which are essential to the Company's operations in order to: (1) determine the extent to which the Company is vulnerable to any failure by such material third parties to remediate their respective Year 2000 problems; and (2) resolve such problems to the extent practicable. In May 1998, the Company has requested information from customers and vendors regarding the status of their Year 2000 compliance. Follow up requests were sent in December 1998 to those third parties that had not responded to the Company's initial request or that indicated compliance issues. A certification letter has been or will be requested from each of our vendors to validate compliance. The Company has also requested a statement of Year 2000 compliance from companies in which the Company has made capital investments.

INDEPENDENT VERIFICATION AND VALIDATION

All new IT systems implemented, and any subsequent changes to those systems, go through several layers of testing and validation, including program testing, systems testing by an independent quality assurance group, user testing, and lastly, parallel processing with the old system it is replacing. Portions of the parallel testing process involve validation of automated interfaces and reporting by the Company's customers.

In addition, the Company has conducted joint testing with Lloyd's of London on the international back office processing system. The Company's system has passed all tests and has been certified by Lloyd's of London.

COSTS

In recent years the Company has made significant investments in new IT systems that are Year 2000 compliant. However, those investments were made for operating reasons other than strictly Year 2000 compliance. As stated above, these systems, whether purchased from an outside vendor or developed internally, are Year 2000 compliant. The schedule to implement these systems has not been accelerated because of the Year 2000 issue, nor have any other system projects been deferred because of the Year 2000 issue. Although the Company does not record or attempt to allocate expenses for these IT systems which relate solely to Year 2000 compliance, due to their immateriality, the Company believes that these costs will not exceed $2 million in total. This estimate does not include the Company's potential share of Year 2000 costs that may be incurred by other entities in which the Company does not control.

RISKS

The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. The Company believes that, with the installation of the Year 2000 compliant systems described above, the possibility of significant interruptions of normal operations should be substantially reduced. However, due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third parties, the Company is continuing to assess the risks and develop its contingency plans.

CONTINGENCY PLAN

The Company is revising its existing business interruption contingency plans to address internal and external issues specific to Year 2000 compliance, to the extent practicable. Such revisions are expected to be completed by April 1, 1999. These plans are intended to enable the Company to continue to operate and include performing certain processes manually; repairing or obtaining replacement systems; and changing suppliers. The Company believes, however, that due to the widespread nature of potential Year 2000 issues, the contingency planning process is an ongoing one which will require further modifications as the Company obtains additional information regarding the Company's internal readiness and the status of third party Year 2000 readiness.

FORWARD-LOOKING STATEMENTS

Readers are cautioned that forward-looking statements contained in the Year 2000 Issue disclosures should be read in conjunction with the Company's disclosures under the heading: "Forward-Looking Statements" on page 28.

European Monetary Unit

The Company has initiated an analysis of the new European Monetary Unit ("EMU") and its effects on the Company's business processes and IT system requirements. The Company's core back office processing and financial systems will be able to handle the EMU as another currency. However, it is likely that the Company will have to modify its systems to accommodate decimalization and rounding issues, currency conversions, and the new reporting requirements of the EMU. The Company's management believes that the costs associated with upgrading IT systems and the impact on business processes will be immaterial to the Company's results of operations, liquidity and financial condition.

Seasonality

The Company has historically realized a greater amount of its annual brokerage revenue and net income in the first and third quarters due primarily to semi-annual deposits on property catastrophe reinsurance contracts. The Company's technical and analytic consulting services are generally not seasonal in nature. Based upon these factors, and given the increased significance of these non-seasonal revenue sources, management believes that historical quarterly results may not be indicative of future period results.

Geographic Segment Information

Due to the integrated nature of the Company's risk management and distribution business, and because the primary insurance distribution operations after restructuring are no longer significant, the Company has re-evaluated its financial reporting by business segment. The following is a summary of revenues and income before taxes by geographic segment for the years ended December 31:

----------------------------------------------------
                                              Income
(IN THOUSANDS)           Revenues       Before Taxes
----------------------------------------------------

1998
Domestic operations      $162,829            $56,047
Foreign operations         49,893              5,283
----------------------------------------------------
                         $212,722            $61,330
====================================================

----------------------------------------------------
                                              Income
(IN THOUSANDS)           Revenues       Before Taxes
----------------------------------------------------

1997
Domestic operations      $128,954            $38,346
Foreign operations         37,843              4,816
----------------------------------------------------
                         $166,797            $43,162
====================================================


1998 COMPARED TO 1997

Operating Revenue
The following are the components of operating revenue for the years ended December 31:


(IN THOUSANDS)                   1998           1997
----------------------------------------------------

Domestic operations          $156,339       $122,461
Foreign operations             47,274         35,642
----------------------------------------------------
                             $203,613       $158,103
====================================================

For the year ended December 31, 1998, domestic operating revenue increased $33.9 million, or 27.7% from the prior year primarily as a result of new client production and a one time gain of $1.0 million before tax, associated with the disposition of the Company's operations in San Antonio, Texas and other selected assets.

Foreign operating revenue increased $11.6 million, or 32.6% from the prior year primarily as the result of new production and the inclusion of twelve months of activity in 1998, as compared to eleven months of activity in 1997, due to the acquisition of Swire Blanch in February 1997. Also contributing to the increase is the acquisitions of Walbaum and Dunn & Carter Ltd. in 1998.

Interest Income

The following are the components of interest income for the years ended December 31:

(IN THOUSANDS)                  1998            1997
----------------------------------------------------

Domestic operations:
  Fiduciary interest income   $5,426          $5,591
  Corporate interest income    1,063             903
----------------------------------------------------
                              $6,489          $6,494
====================================================

Foreign operations:
  Fiduciary interest income   $1,986          $1,524
  Corporate interest income      634             676
----------------------------------------------------
                              $2,620          $2,200
====================================================
                              $9,109          $8,694
====================================================


Fiduciary interest income from domestic operations was $5.4 million for the year ended December 31, 1998 compared to $5.6 million for the prior year, a decrease of $0.2 million or 3.0%. The average balance of domestic funds for the year ended December 31, 1998 was $108.6 million (compared to $104.9 million for the prior year), at an average yield of 5.0% (compared to 5.3% the prior year).

Fiduciary interest income from foreign operations was $2.0 million for the year ended December 31, 1998 compared to $1.5 million for the prior year, an increase of $0.5 million or 30.3%. The average balance for foreign funds for the year ended December 31, 1998 was $39.4 million (compared to $32.7 million for the prior year), at an average yield of 5.1% (compared to 4.7% the prior year).

Expenses
Domestic operating expenses increased $16.2 million to $106.8 million or 17.9%, for the year ended December 31, 1998 compared to $90.6 million the prior year. The increase is due primarily to increased salary and benefits expenses of $10.0 million, or 18.4% due to normal salary progression and business acquisitions partially offset by the sale of the Company's general agency operations in the second quarter of 1998. Domestic operations also experienced increases in travel and marketing and general and administrative expenses. The increased general and administrative expense is partially due to the consolidation of the Company's international corporate headquarters to Dallas, Texas in 1998, increased software amortization and loss on sale of fixed assets from the disposition of the general agency operations.

Foreign operating expenses increased $11.6 million to $44.6 million or 35.1%, for the year ended December 31, 1998 compared to $33.0 million the prior year. Similar to domestic operations, the increase is due primarily to increased salary and benefits expenses of $6.8 million, or 31.3% due to acquisitions, business expansion and normal salary progression. In addition, the increase is caused by twelve months of activity in 1998 as compared to eleven months in 1997 due to the acquisition of Swire Blanch in February 1997.

Profit Margins

Operating profit margins, calculated as income before taxes and allocation of central costs as a percentage of total revenues, were 33.3% for domestic operations for the year ended December 31, 1998, compared to 29.7% for the same period in the prior year.

Operating profit margins were 14.4% for foreign operations for the year ended December 31, 1998, compared to 12.7% for the same period in the prior year.

Income Taxes
The Company's combined federal and state effective tax rate is 40.3% for the year ended December 31, 1998 compared to 39.4% for the same period the prior year. The increase in the tax rate is due to changes in the apportionment of state taxes and taxes on foreign operations. The Company's effective tax rate for domestic and foreign operations for the year ended December 31, 1998 was 40.6% and 37.9%, respectively.


1997 COMPARED TO 1996

Operating Revenue
The following are the components of operating revenue for the years ended December 31:

(IN THOUSANDS)                         1997                1996
---------------------------------------------------------------

Domestic operations                $122,461            $101,822
Foreign operations                   35,642                  83
---------------------------------------------------------------
                                   $158,103            $101,905
===============================================================

For the year ended December 31, 1997, domestic operations operating revenue increased $20.6 million, or 20.3% from the prior year primarily as a result of growth in existing accounts and new production.

Foreign operations operating revenue increased $35.6 million from the prior year as a result of the acquisition of Swire Blanch in February 1997.

Interest Income
The following are the components of interest income for the years ended December 31:

(IN THOUSANDS)                  1997            1996
----------------------------------------------------

Domestic operations:
  Fiduciary interest income   $5,591          $4,527
  Corporate interest income      903           2,606
----------------------------------------------------
                              $6,494          $7,133
====================================================

Foreign operations:
  Fiduciary interest income   $1,524          $   --
  Corporate interest income      676              --
----------------------------------------------------
                              $2,200          $   --
====================================================
                              $8,694          $7,133
====================================================

Fiduciary interest income from domestic operations was $5.6 million for the year ended December 31, 1997 compared to $4.5 million for the prior year, an increase of $1.1 million or 23.5%. The average balance of domestic funds for the year ended December 31, 1997 was $104.9 million (compared to $85.0 million for the prior year), at an average yield of 5.3% (compared to 5.3% the prior year).

Fiduciary interest income from foreign operations was $1.5 million for the year ended December 31, 1997. The average balance for foreign funds for the year ended December 31, 1997 was $32.7 million at an average yield of 4.7%.

Expenses
Domestic operating expenses decreased $8.2 million to $90.6 million, or 8.3%, for the year ended December 31, 1997 compared to $98.8 the prior year. The decrease in expenses is primarily the result of the $22.75 million restructuring charge recorded in the fourth quarter of fiscal 1996. This decrease is offset by increases in salaries and benefits expenses including normal salary progression, increased employee benefit cost and an increase of employees as of December 31, 1997 compared to the prior year. The increase in employees is due to increased business levels and businesses acquired or started during 1996. Domestic operations also experienced increases in travel and marketing and general and administrative expenses offset by a reduction in goodwill amortization, the result of the goodwill writedown recorded in fiscal 1996.

Operating expenses for the eleven months of international operations included in the year ended December 31, 1997 were $33.0 million. Similar to the Company's domestic operations, approximately two-thirds of these expenses relate to salaries and benefits for employees.

Profit Margins
Operating profit margins, calculated as income before taxes and allocation of central costs as a percentage of total revenues, were 29.7% for domestic operations for the year ended December 31, 1997, compared to 9.3% for the same period in the prior year.

Operating profit margins were 12.7% for foreign operations for the eleven months ended December 31, 1997. Due to limited operations the profit margin for foreign operations for the year ended December 31, 1996 is not meaningful.

Income Taxes
The Company's combined federal and state effective tax rate for its consolidated operations was 39.4% for the year ended December 31, 1997, compared to 38.7% for the same period the prior year.


LIQUIDITY AND CAPITAL RESOURCES

The Company's sources of funds consist primarily of brokerage commissions and fees and interest income. Funds are applied generally to the payment of operating expenses, the purchase of equipment used in the ordinary course of business, the repayment of outstanding indebtedness, and the distribution of earnings. The Company's cash and cash equivalents were $0.7 million at December 31, 1998, compared with $11.6 million in the prior year.

     The Company generated $41.8 million of cash from operations in 1998, compared with $34.3 million in 1997. The increase in operating cash flow in 1998 is primarily due to the increase in net income compared to the prior year and the timing of changes in operating assets and liabilities.

Cash flow used in investing activities was $44.5 million in 1998. During 1998, the Company received net proceeds of $2.5 million from the sale of its San Antonio, Texas operations. The Company also used $19.5 million of cash for the purchase of property and equipment, primarily computerized systems. The Company intends to increase its investment in such systems. The Company used $28.5 million to acquire K2, Dunn & Carter and various unconsolidated subsidiaries in 1998. The Company also used $4.7 million for the purchase of available for sale investments. The Company received proceeds from the sale of available for sale investments from its investment portfolio of $5.7 million. During 1997, the Company received net proceeds of $15.1 million from the sale of its premium finance operations.

Cash flow used in financing activities was $8.2 million in 1998. During 1998, the primary sources of cash from financing activities were proceeds of $5.1 million from the issuance of treasury shares used to fund employee benefit plans and net borrowings less repayments on lines of credit of $4.0 million. The primary uses of cash were $6.8 million for the repayment on long-term debt, $5.8 million of dividends paid to shareholders and $4.3 million for the purchase of treasury stock. In 1997, net cash used by financing activities included $14.6 million used to purchase treasury stock from its Chairman and Chief Executive.

The Company's long-term investment portfolio at December 31, 1998 was $18.4 million, which is comprised of equity and debt investments. These investments are classified as available for sale. The market value of the Company's investment portfolio at December 31, 1998 was $1.7 million above cost. The Company's investment in unconsolidated subsidiaries at December 31, 1998 was $20.0 million. The Company's trading portfolio at December 31, 1998 was $5.2 million, which is comprised of debt investments. The market value of the Company's trading portfolio at December 31, 1998 was $0.1 million above cost. Cash, investments and the Company's lines of credit are available and managed for the payment of its operating and capital expenditures. The Company is not subject to any significant regulatory capital requirements in connection with its business.

In November, 1998, the Company terminated its prior credit facility and executed a new $100 million revolving credit facility with several banks that will be used to fund general corporate requirements. The new facility, which expires in 2001, carries market rates of interest which may vary depending upon the Company's degree of leverage. Commitment fees of .200% to .375% are payable on any unused portion. The facility contains several financial covenants and restrictions related to acquisitions, payment of dividends and sales of assets. Covenants contained in the agreement require the Company to exceed minimum levels of net worth and meet a fixed charge ratio. The Company is currently in compliance with all of its covenants governing its indebtedness. The Company had $5.2 million outstanding under this credit facility at December 31, 1998 at a rate of 7.75%. The Company had $1.2 million outstanding at December 31, 1997 under the previous facility at a rate of 7.75%.

     The Company also has a (pound)7.0 million revolving credit facility with Midland Bank which translates to $11.6 million at December 31, 1998. As of December 31, 1998, the Company had $5.0 million outstanding under this facility. The interest rate is 0.35% above the London Inter Bank Offer Rate ("LIBOR"). In addition, the Company has a HK$7.1 million revolving credit facility with Midland Bank which translates to $0.9 million at December 31, 1998. The entire $0.9 million was outstanding at December 31, 1998. The interest rate is 0.32% above the Hong Kong Inter Bank Offer Rate ("HIBOR"). These two facilities were renewed in January 1999, for twelve months.

The Company paid a quarterly dividend of $0.10 per share in 1997 and in the first quarter of 1998. In April 1998, the Board of Directors increased the quarterly dividend to $0.12 per share. The Company intends to continue paying quarterly dividends subject to declaration by the Board of Directors.

The Company believes that its cash and investments, combined with its borrowing facilities and internally generated funds, will be sufficient to meet its present and reasonably foreseeable long-term capital needs.

MARKET RISK

The Company is exposed to market risk from changes in interest rates and changes in foreign currency exchange rates as measured against the United States dollar. The Company believes its exposure to market risk in certain geographic areas that have experienced or are likely to experience an economic downturn, such as the Pacific Rim and Latin America, is minimal. The Company has established policies, procedures and internal processes governing its management of market risks and the use of financial instruments to manage its exposure to all such risks.

The Company is exposed to market risk for changes in interest rates related to the increase or decrease in the amount of investment income the Company can earn on its fixed income investment portfolios. The Company invests in high-credit quality issuers and, by policy, limits the amount of credit exposure to any one issuer. As stated in its policy, the Company maximizes the safety and preservation of its invested principal funds by limiting default risk, market risk and reinvestment risk. The Company mitigates default risk by investing in safe and high-credit quality securities. These portfolios include only marketable securities with active secondary or resale markets to ensure portfolio liquidity. The Company does not use derivative financial instruments in its investment portfolios. A large portion of the Company's financial instruments are in fiduciary securities classified as fiduciary assets on the Company's balance sheet. Fiduciary fund investments carry interest rate risk to the Company because they generate interest revenues to the Company.

The Company has various fiduciary assets in several countries other than the United States and Great Britain. The balances in these assets are very small in each country and any foreign currency rate fluctuation would have an immaterial effect on the Company's results. At December 31, 1998, the aggregate amount of these assets was $6.7 million.

Additionally, the Company is exposed to interest rate risk through its borrowings under its secured and unsecured revolving credit facilities. Information about the Company's borrowing arrangements, including principal amounts and related interest rates, appears in Note 7 to the Consolidated Financial Statements included herein.

Exposure to variability in foreign currency exchange rates is managed, where possible, through the use of natural hedges, whereby funding obligations and assets are entered in matched currencies. The Company, from time to time, enters into foreign currency exchange forward agreements to manage its British pound exposure arising from fluctuating exchange rates. As the Company expands globally, the risk of foreign currency exchange rate fluctuation may increase. If that occurs, the Company will consider appropriate measures to manage that risk.

The following table summarizes the Company's interest rate and foreign currency exchange rate sensitive financial instruments by expected maturity date as of December 31, 1998.

                                                                 PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY DATE
                                                   --------------------------------------------------------------------------------
                                                                                                                         FAIR VALUE
(U.S. $ IN THOUSANDS)                                 1999       2000      2001      2002     2003  THEREAFTER     TOTAL   12/31/98
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE RISK:
Trading Portfolio Debt Instruments:
Fixed Rate Securities                              $   351    $   342    $1,157    $   --    $ 570     $2,825    $ 5,245    $ 5,245
                                                   --------------------------------------------------------------------------------
   Average interest rate                              7.00%      5.87%     6.97%       --     5.62%      6.18%      6.39%      6.39%

Non Trading Portfolio Debt Instruments:
Domestic Fiduciary Fixed Rate Securities            31,632     21,175     6,224     2,120       --         --     61,151     61,151
                                                   --------------------------------------------------------------------------------
   Average interest rate                              5.20%      5.20%     5.75%     6.26%      --         --       5.29%      5.29%

Domestic Fiduciary Variable Rate Securities         27,178         --        --        --       --         --     27,178     27,178
                                                   --------------------------------------------------------------------------------
   Average interest rate                              4.28%        --        --        --       --         --       4.28%      4.28%

Foreign Fiduciary Variable Rate Securities          35,909         --        --        --       --         --     35,909     35,909
                                                   --------------------------------------------------------------------------------
   Average interest rate                              5.05%                                                         5.05%      5.05%

Revolving Credit Facilities                         11,112         --        --        --       --         --     11,112     11,112
                                                   --------------------------------------------------------------------------------
   Average interest rate                              6.50%                                                         6.50%      6.50%

-----------------------------------------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE RATE RISK:
British Pound Sterling Hedge Contract              $ 5,000    $    --    $   --    $   --    $  --     $   --    $ 5,000    $ 5,000
                                                   --------------------------------------------------------------------------------
   Average forward foreign currency
   exchange rate                                   $ 1.605                                                       $ 1.605     $1.605

British Pound Sterling Denominated
Revolving Credit Facility                            4,991         --        --        --       --         --      4,991      4,991
                                                   --------------------------------------------------------------------------------
   Average forward foreign currency
   exchange rate                                   $ 1.664                                                       $ 1.664     $1.664

Hong Kong Dollar Denominated
Revolving Credit Facility                              888         --        --        --       --         --        888        888
                                                   --------------------------------------------------------------------------------
   Average forward foreign currency
   exchange rate                                   $ 0.125                                                       $ 0.125    $ 0.125

British Pound Sterling Denominated
Fiduciary Variable Rate Securities                   7,284         --        --        --       --         --      7,284      7,284
                                                   --------------------------------------------------------------------------------
   Average forward foreign currency
   exchange rate                                   $ 1.664                                                       $ 1.664     $1.664

All Other Foreign Operations Foreign Denominated
Fiduciary Variable Rate Securities                   6,692         --        --        --       --         --      6,692      6,692
                                                   --------------------------------------------------------------------------------
   Average forward foreign currency
   exchange rate                                   various                                                       various    various


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

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
E. W. Blanch Holdings, Inc.

We have audited the accompanying consolidated balance sheets of E.W. Blanch Holdings, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of E. W. Blanch Holdings, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                        /s/ Ernst & Young LLP

Dallas, Texas
January 20, 1999

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                1998         1997         1996
----------------------------------------------------------------------------------------------------------------------
REVENUES:
Operations                                                                         $ 203,613    $ 158,103    $ 101,905
Interest income                                                                        9,109        8,694        7,133
----------------------------------------------------------------------------------------------------------------------
Total revenues                                                                       212,722      166,797      109,038

EXPENSES:
Salaries and benefits                                                                 92,652       75,908       44,762
Travel and marketing                                                                  15,671       13,681        7,569
General and administrative                                                            38,147       29,711       20,387
Amortization of goodwill                                                               3,237        3,009        3,078
Interest and other expense                                                             1,685        1,326          231
Restructuring charge                                                                      --           --       22,750
----------------------------------------------------------------------------------------------------------------------
Total expenses                                                                       151,392      123,635       98,777
----------------------------------------------------------------------------------------------------------------------

Income before taxes                                                                   61,330       43,162       10,261

Income taxes                                                                          24,741       17,008        3,970
----------------------------------------------------------------------------------------------------------------------

Net income before minority interest & equity interest in loss of unconsolidated
 subsidiaries                                                                         36,589       26,154        6,291
Minority interest, net of tax                                                            995          451           --
Equity interest in loss of unconsolidated subsidiaries, net of tax                     3,831           --           --
======================================================================================================================
Net Income                                                                         $  31,763    $  25,703    $   6,291
======================================================================================================================

Net income per common share - basic                                                $    2.51    $    2.03    $    0.48
Net income per common share - assuming dilution                                         2.42         1.99         0.48
======================================================================================================================


SEE ACCOMPANYING NOTES.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31,
(IN THOUSANDS)                                                                  1998           1997
---------------------------------------------------------------------------------------------------
ASSETS:
Cash and cash equivalents                                                 $      707     $   11,608
Due from fiduciary accounts                                                   41,551         30,874
Prepaid insurance                                                              1,141          1,471
Investments, trading portfolio                                                 5,245             --
Other current assets                                                          13,603          7,428
---------------------------------------------------------------------------------------------------
Total current assets                                                          62,247         51,381

Long-term investments, available for sale                                     18,427         14,939
Investment in unconsolidated subsidiaries                                     20,014             --
Property and equipment, net                                                   32,420         26,309
Intangibles, net                                                              30,425         34,916
Other assets                                                                   8,805         11,772

Fiduciary accounts - assets                                                  760,918        780,450
---------------------------------------------------------------------------------------------------
Total assets                                                              $  933,256     $  919,767
===================================================================================================

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY:

LIABILITIES:
Accrued compensation                                                      $    9,865     $    6,628
Notes payable to banks under lines of credit                                  11,112          1,379
Accounts payable                                                              16,950         14,420
Current portion of long-term liabilities                                         289          1,664
Other current liabilities                                                     10,119         12,942
---------------------------------------------------------------------------------------------------
Total current liabilities                                                     48,335         37,033

Long-term debt, less current portion                                             557         13,675
Other liabilities, less current portion                                        9,177         10,536
Commitments and contingencies                                                     --             --

Fiduciary accounts - liabilities                                             760,918        780,450
---------------------------------------------------------------------------------------------------
Total liabilities                                                            818,987        841,694

MINORITY INTEREST:                                                             3,632          1,621

SHAREHOLDERS' EQUITY:
Common stock - par value $0.01 per share
       (authorized 30,000,000 shares; issued and outstanding:
      14,141,671 shares in 1998 and 1997)                                        141            141
Additional paid in capital                                                    56,996         52,769
Treasury stock (1,299,714 shares in 1998 and 1,562,230 shares in 1997)       (26,598)       (29,563)
Accumulated other comprehensive income:
   Cumulative translation adjustment                                              53            (37)
   Unrealized gain on investments, net of tax                                  1,274            300
---------------------------------------------------------------------------------------------------
   Total accumulated other comprehensive income                                1,327            263
Retained earnings                                                             78,771         52,842
---------------------------------------------------------------------------------------------------
Total shareholders' equity                                                   110,637         76,452

---------------------------------------------------------------------------------------------------
Total liabilities, minority interest and shareholders' equity             $  933,256     $  919,767
===================================================================================================


SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except per share amounts)

                                                                                 Common Stock
                                                                        -----------------------------    Additional
                                                                                 Amount     Number of       Paid-in
                                                                        $0.01 Par Value        Shares       Capital
                                                                        -------------------------------------------
December 31, 1995                                                                  $141        14,142       $52,723
Other change in additional paid-in capital                                                                       46
Issuance of treasury stock under employee benefit plans
Comprehensive income, net of tax
   Net income
   Unrealized loss on investment
   Comprehensive income, net of tax

Dividends declared on common stock
                                                                        -------------------------------------------
December 31, 1996                                                                   141        14,142        52,769
Issuance of treasury stock under employee benefit plans
Purchase of treasury stock
Comprehensive income, net of tax
   Net income
   Foreign currency translation adjustment
   Unrealized loss on investment
   Comprehensive income, net of tax

Dividends declared on common stock
                                                                        -------------------------------------------
December 31, 1997                                                                   141        14,142        52,769
Tax benefit of non-qualified options exercised                                                                  988
Excess fair market value over cost of non-qualified options exercised                                         3,231
Stock granted to employees                                                                                        8
Issuance of treasury stock under employee benefit plans
Purchase of treasury stock
Net income
Other comprehensive income, before tax:
   Foreign currency translation adjustment
   Holding gain arising during period
   Reclassification adjustment
   Other comprehensive income, before tax
   Income tax expense related to other comprehensive income
   Other comprehensive income, net of tax
Comprehensive income, net of tax
Dividends declared on common stock

                                                                        -------------------------------------------
December 31, 1998                                                                  $141        14,142       $56,996
                                                                        ===========================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                  Treasury Stock          Accumulated
                                                               ---------------------            Other                      Total
                                                                           Number of    Comprehensive   Retained   Shareholders'
                                                                 Amount       Shares           Income   Earnings          Equity
                                                               ------------------------------------------------------------------
December 31, 1995                                              ($17,370)        (932)            ($59)   $31,244         $66,679
Other change in additional paid-in capital                                                                                    46
Issuance of treasury stock under employee benefit plans           1,004           50                                       1,004
Comprehensive income, net of tax
   Net income                                                                                              6,291           6,291
   Unrealized loss on investment                                                                 (270)                      (270)
                                                                                                                 ================
   Comprehensive income, net of tax                                                                                        6,021
                                                                                                                 ================
Dividends declared on common stock                                                                        (5,297)         (5,297)
                                                               ------------------------------------------------------------------
December 31, 1996                                               (16,366)        (882)            (329)    32,238          68,453
Issuance of treasury stock under employee benefit plans           1,353           69                                       1,353
Purchase of treasury stock                                      (14,550)        (750)                                    (14,550)
Comprehensive income, net of tax
   Net income                                                                                             25,703          25,703
   Foreign currency translation adjustment                                                        (37)                       (37)
   Unrealized loss on investment                                                                  629                        629
                                                                                                                 ================
   Comprehensive income, net of tax                                                                                       26,295
                                                                                                                 ================

Dividends declared on common stock                                                                        (5,099)         (5,099)
                                                               ------------------------------------------------------------------
December 31, 1997                                               (29,563)      (1,563)             263     52,842          76,452
Tax benefit of non-qualified options exercised                                                                               988
Excess fair market value over cost of non-qualified options
 exercised                                                                                                                 3,231
Stock granted to employees                                                                                                     8
Issuance of treasury stock under employee benefit plans           7,291          381                                       7,291
Purchase of treasury stock                                       (4,326)        (118)                                     (4,326)
Net income                                                                                                31,763          31,763
Other comprehensive income, before tax:
   Foreign currency translation adjustment                                                        148                        148
   Holding gain arising during period                                                           2,929                      2,929
   Reclassification adjustment                                                                 (1,332)                    (1,332)
                                                                                         ----------------           -------------
   Other comprehensive income, before tax                                                       1,745                      1,745
   Income tax expense related to other comprehensive income                                      (681)                      (681)
                                                                                         ----------------           -------------
   Other comprehensive income, net of tax                                                       1,064                      1,064
                                                                                         ----------------           -------------
Comprehensive income, net of tax                                                                                          32,827
Dividends declared on common stock                                                                        (5,834)         (5,834)
                                                               ------------------------------------------------------------------
December 31, 1998                                              ($26,598)      (1,300)          $1,327    $78,771        $110,637
                                                               ==================================================================

THE INCOME TAX EXPENSE OR (BENEFIT) FOR EACH COMPONENT OF OTHER COMPREHENSIVE
  INCOME FOR 1998 IS AS FOLLOWS: FOREIGN CURRENCY TRANSLATION ADJUSTMENT $58; HOLDING GAIN ARISING DURING PERIOD $1,142 AND RECLASSIFICATION ADJUSTMENT $(519).

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Year Ended December 31, (in thousands)                             1998         1997         1996
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                     $ 31,763     $ 25,703     $  6,291
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
   Depreciation and amortization                                 12,123        8,554        6,095
   Deferred income tax provision (benefit)                        8,241          233       (8,176)
   Restructuring charge                                              --           --       22,750
   Non-cash compensation expense                                  3,043        1,125           --
CHANGES IN OPERATING ASSETS AND LIABILITIES;
   Due from fiduciary accounts                                  (12,300)     (11,171)      (9,087)
   Other current assets                                          (6,392)      (2,009)      (2,687)
   Accrued compensation                                           3,375        2,452          746
   Accounts payable and other current liabilities                 5,596        8,931          406
Purchases of trading portfolio investments                       (9,267)          --           --
Sales of trading portfolio investments                            5,747           --           --
Other, net                                                          (90)         461         (725)
-------------------------------------------------------------------------------------------------
Net cash provided by operating activities                        41,839       34,279       15,613

INVESTING ACTIVITIES:
Purchases of investments, available for sale                     (4,741)      (5,919)      (3,627)
Sales of investments, available for sale                          5,702        1,118          596
Purchases of property and equipment, net                        (19,510)     (12,907)      (4,654)
Issuance of finance notes receivable, net                            --          (14)      (2,756)
Acquisition of unconsolidated subsidiaries and consolidated
      subsidiaries, net of cash acquired                        (28,487)         480           --
Sale of subsidiary                                                2,500       15,092           --
Other, net                                                          (11)        (147)         (82)
-------------------------------------------------------------------------------------------------
Net cash used in investing activities                           (44,547)      (2,297)     (10,523)

FINANCING ACTIVITIES:
Dividends paid                                                   (5,834)      (5,099)      (5,297)
Proceeds from issuance of treasury shares
      related to employee stock plans                             5,126          228        1,004
Purchase of treasury stock                                       (4,326)     (14,550)          --
Net (repayments) borrowings on lines of credit                    4,000         (140)      (3,203)
Payments on long-term debt                                       (6,808)      (2,353)      (1,288)
Other financing activities, net                                    (351)         471         (214)
-------------------------------------------------------------------------------------------------
Net cash used in financing activities                            (8,193)     (21,443)      (8,998)
=================================================================================================

Net increase (decrease) in cash and cash equivalents            (10,901)      10,539       (3,908)
Cash and cash equivalents at beginning of year                   11,608        1,069        4,977
-------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $    707     $ 11,608     $  1,069
=================================================================================================


SEE ACCOMPANYING NOTES.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1    ORGANIZATION AND BASIS OF PRESENTATION



E. W. Blanch Holdings, Inc. and its subsidiaries ("the Company") and its predecessor organizations have been in operation since 1957. The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. The Company categorizes its business operations into two geographic segments, domestic operations and foreign operations, which include the Company's 70% equity interest in Swire Blanch.


Nature of Business

The Company is a provider of risk management and distribution services to insurance and reinsurance companies. These services are sold both on a bundled and a component basis. Major components provided include reinsurance intermediation and technical, analytic and financial consulting services. As a reinsurance intermediary, the Company structures and arranges reinsurance between insurers seeking to cede insurance risks and reinsurers willing to assume such risks. The Company receives and disburses funds for premium and loss transactions under reinsurance contracts on behalf of insurance and reinsurance companies, and provides reinsurance transaction reporting and reinsurance consulting services. The Company earns revenues from the structuring, placement and servicing of reinsurance, primarily on a treaty basis. The Company also earns fees from providing technical, analytic, financial and pension consulting services.

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


Financial Instruments

Management has classified its investments in debt and equity securities as either for trading purposes or as available for sale. The Company's trading portfolio is carried at fair value and the corresponding unrealized holding gains or losses are recognized in earnings for the period. The Company's available for sale portfolio is carried at fair value and the corresponding unrealized gains or losses, net of applicable deferred taxes, are recognized as a separate component of shareholders' equity. Fair values are generally based on quoted market prices. Where an active market does not exist, fair values of debt securities and equity securities are based on the most recent financial statements. Realized gains and losses on sales of investments are determined using the specific identification method.

     Financial instruments held by the Company other than investments include notes receivable, notes payable to banks, and long-term debt. These instruments are carried at their net unpaid principal balances which approximate fair value.

Investment in Unconsolidated Subsidiaries

Equity investments over which the Company has the ability to exercise significant influence, generally determined by ownership of 20 percent or more of the voting stock of the investee, are accounted for under the equity method. The equity method requires the investment initially to be recorded at cost and subsequently increased (decreased) for the Company's share of net income (loss), including eliminations for the Company's share of inter-company transactions and amortization of goodwill, and reduced when dividends are received.


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


Intangibles

The Company has intangible assets consisting of goodwill and software license fees. The Company acquired a software license in 1998 for $2.5 million. Software licenses are amortized over the remaining estimated economic life of the product using the greater of the straight-line method or the amount computed by comparing period revenues to total expected product revenues. The software license balance is currently being amortized over five years. Accumulated amortization of the software license at December 31, 1998 was $0.1 million. Unamortized software license fees at December 31, 1998 were $2.4 million.

     The excess of cost over the fair value of net assets acquired (or goodwill) is amortized on a straight-line basis over its estimated useful life. Initial amortization periods range from 5 to 20 years. Accumulated amortization of goodwill at December 31, 1998 and 1997 was $40.0 million and $36.8 million, respectively, including amounts attributable to the Swire Blanch minority interest. The Company eliminated $6.9 million of goodwill in relation to the sale of its general agency operations in the second quarter of

1998. Management annually reviews the recoverability of intangibles using undiscounted cash flow modeling. A write-down is recorded when the sum of the expected future net cash flows is less than the book value (See Note 3).


Fiduciary Accounts

As an intermediary, the Company acts as a conduit for insurance and reinsurance premiums and loss payments which are paid to and remitted from fiduciary accounts. Receivables and payables for premiums and losses under reinsurance contracts are recorded in the fiduciary accounts when due or reported. The majority of the fiduciary account assets and liabilities represent receivables and corresponding payables between insurers and reinsurers. Reinsurance and insurance brokerage, fiduciary interest income and reimbursement of loss advances by the Company are transferred periodically from the fiduciary accounts to the Company's bank accounts.

     In accordance with applicable regulations, the Company maintains cash resulting from fiduciary transactions in separate bank and investment accounts. The balances and weighted average interest rates in these accounts were $128.6 million and 4.99%, and $117.2 million and 5.65% at December 31, 1998 and 1997, respectively.


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


Income Taxes

The Company files a consolidated federal income tax return. Deferred taxes are recognized for all temporary differences between the tax and financial reporting basis of the Company's assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.


Earnings Per Share

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share". SFAS No.128 replaced the calculation of primary and fully diluted earnings per share with basic earnings per share and earnings per share assuming dilution. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Earnings per share assuming dilution is very similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods have been restated to conform to the SFAS No. 128 requirements.


Stock Based Compensation

In accordance with SFAS No. 123, "Accounting for Stock Based Compensation" the Company continues to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and the related interpretations in accounting for its stock options. The disclosures required by SFAS No. 123 have been included in the accompanying notes to the Company's financial statements.


Software Development Costs

In March 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1 "Accounting for Computer Software Developed For or Obtained For Internal-Use". The SOP is effective for financial statements for fiscal years beginning after December 15, 1998 and requires capitalizing certain costs related to internally developed software. The SOP encourages early application and the Company has elected to do so. The Company's 1998 financial statements reflect accounting for its internal software in accordance with SOP 98-1. The impact of adopting SOP 98-1 was immaterial to the Company's results of operations.

Other New Accounting Pronouncements
In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which has been adopted by the Company for the period ending December 31, 1998. This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires selected information to be disclosed in interim financial reports issued to shareholders. See Footnote 15, "Business Segment Information", for disclosure about the Company's operating segments.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

While an analysis is not complete, based on the Company's derivative positions at December 31, 1998, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company. Because the standard allows certain foreign currency transactions to be accounted for as hedges for financial reporting purposes that were not previously treated as hedges, the Company may change its policies toward the management of certain foreign currency exposures. Any changes that may occur would be to further reduce the Company's exposure to foreign currency risks.


Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.


3    RESTRUCTURING CHARGE

During the fourth quarter of 1996, the Company recorded a $22.75 million restructuring charge for its San Antonio based managing general agency operations. The charge included a $19.5 million write-down of goodwill associated with the 1994 acquisition of the Elton George Companies and a $3.25 million reserve for restructuring of the San Antonio operation and its related lease expense. In 1996, this charge reduced earnings per share for the quarter and year by $1.05.

4    INVESTMENTS

The Company's investments at December 31 are summarized as follows:

1998
AVAILABLE FOR SALE

                                       Gross Unrealized                  Fair
(IN THOUSANDS)            Cost            Gains          (Losses)       Value
-------------------------------------------------------------------------------

Debt Investments       $  6,382        $     --         $     --      $  6,382
Equity Investments       10,302           2,150             (407)       12,045
-------------------------------------------------------------------------------
                       $ 16,684           2,150             (407)       18,427
===============================================================================

TRADING

                                       Gross Unrealized                  Fair
(IN THOUSANDS)            Cost            Gains          (Losses)       Value
-------------------------------------------------------------------------------

Debt Investments       $  5,147        $     98         $     --      $  5,245
Equity Investments           --              --               --            --
-------------------------------------------------------------------------------
                       $  5,147              98               --         5,245
===============================================================================

TOTAL

                                       Gross Unrealized                  Fair
(IN THOUSANDS)            Cost            Gains          (Losses)       Value
-------------------------------------------------------------------------------

Debt Investments       $ 11,529        $     98         $     --      $ 11,627
Equity Investments       10,302           2,150             (407)       12,045
-------------------------------------------------------------------------------
                       $ 21,831           2,248             (407)       23,672
===============================================================================


1997
AVAILABLE FOR SALE

                                       Gross Unrealized                  Fair
(IN THOUSANDS)            Cost            Gains          (Losses)       Value
-------------------------------------------------------------------------------

Debt Investments       $  9,872        $      3         $     (7)     $  9,868
Equity Investments        4,681             623             (233)        5,071
-------------------------------------------------------------------------------
                       $ 14,553             626             (240)       14,939
===============================================================================

TRADING

                                       Gross Unrealized                  Fair
(IN THOUSANDS)            Cost            Gains          (Losses)       Value
-------------------------------------------------------------------------------

Debt Investments       $     --        $     --         $     --      $     --
Equity Investments           --              --               --            --
-------------------------------------------------------------------------------
                       $     --        $     --         $     --      $     --
===============================================================================

TOTAL

                                       Gross Unrealized                  Fair
(IN THOUSANDS)            Cost            Gains          (Losses)       Value
-------------------------------------------------------------------------------

Debt Investments       $  9,872        $      3         $     (7)     $  9,868
Equity Investments        4,681             623             (233)        5,071
-------------------------------------------------------------------------------
                       $ 14,553             626             (240)       14,939
===============================================================================

     Gross gains realized on the sales of investments were $1.4 million for the year ended December 31, 1998. Gross losses realized on the sales of investments were $0.1 million and $0.2 million for the years ended December 31, 1998 and 1997, respectively.

The cost and fair values of debt securities at December 31, 1998, by contractual maturity, are summarized as follows:

                                                                     Fair
(IN THOUSANDS)                                        Cost          Value
-------------------------------------------------------------------------------
Due in one year or less                           $  1,833       $  1,832
Due after one year through five years                2,628          2,667
Due after five years                                 7,068          7,128
-------------------------------------------------------------------------------
                                                  $ 11,529       $ 11,627
===============================================================================

     Equity investments over which the Company has the ability to exercise significant influence, generally determined by ownership of 20 percent or more of the voting stock of the investee, are accounted for under the equity method. The equity method requires the investment initially to be recorded at cost and subsequently increased (decreased) for the Company's share of net income (loss), including eliminations for the Company's share of inter-company transactions and amortization of goodwill, and reduced when dividends are received.

     The following table summarizes investments accounted for under the equity method with their respective percentage of ownership, equity in net assets at acquisition and carrying value as of December 31, 1998.

                                           PERCENTAGE
                                            OF COMMON      EQUITY IN    CARRYING
(IN THOUSANDS)                             STOCK OWNED     NET ASSETS     VALUE
-------------------------------------------------------------------------------
Catastrophe Risk Exchange, Inc.(1)                50%       $  1,737    $  5,408
Insurance Holdings of America, Inc.(1)            24%          6,704      13,040
MSTC Blanch S.A.(1)                               35%            180       1,566
                                                       -------------------------
Total Investment in Unconsolidated Subsidiaries             $  8,621    $ 20,014
                                                       =========================

(1) The difference between the initial cost and the equity in net assets is being amortized over 20 years.

     The investments in unconsolidated subsidiaries were immaterial to the Company's consolidated assets and revenues for 1998.


5    PROPERTY AND EQUIPMENT

The Company's property and equipment at December 31 is summarized as follows:


(in thousands)                                         1998            1997
-------------------------------------                -------        -------
Office computer hardware and software                $37,513        $23,040
Office furniture and equipment                        14,419         19,274
Leasehold improvements                                 5,101          3,940
Automobiles                                            1,312          1,419
                                                     -------        -------
                                                      58,345         47,673
Less accumulated depreciation
and amortization                                     (25,925)       (21,364)
                                                     -------        -------
                                                     $32,420        $26,309

The Company's depreciation expense was $4.1 million, $4.0 million, and $2.0 million for 1998, 1997, and 1996 respectively.

6    LONG-TERM DEBT

The Company's long-term debt at December 31 is summarized as follows:

(IN THOUSANDS)                                              1998          1997
-------------------------------------------------------------------------------

Notes payable with annual payments through January 1999,
 variable rate                                                --      $ 12,661
Loan stock with annual payments through January 1999,
 variable rate                                                --         1,494
Capital lease obligations                                    846         1,184
-------------------------------------------------------------------------------
                                                             846        15,339
Less current portion                                        (289)       (1,664)
-------------------------------------------------------------------------------
                                                           $ 557      $ 13,675
===============================================================================

Maturities of long-term debt are summarized as follows:

(IN THOUSANDS)
-------------------------------------------------------------------------------
1999                                                                     $ 289
2000                                                                       308
2001                                                                       249
-------------------------------------------------------------------------------


7    LINES OF CREDIT

In November 1998, the Company terminated its prior domestic credit facility with Norwest and executed a new $100 million revolving credit facility with several banks that will be used to fund general corporate requirements. The new facility, which expires in 2001, carries market rates of interest which may vary depending upon the Company's degree of leverage. Commitment fees of .200% to
 .375% are payable on any unused portion. The facility contains several financial covenants and restrictions related to acquisitions, payment of dividends and sales of assets. Covenants contained in the agreement require the Company to exceed minimum levels of net worth and meet a fixed charge ratio. The Company is currently in compliance with all of its covenants governing its indebtedness.
The Company had $5.2 million outstanding under this credit facility at December 31, 1998 at a rate of 7.75%.

     The Company also has a (pound)7.0 million revolving credit facility with Midland Bank which translates to $11.6 million at December 31, 1998. As of December 31, 1998, the Company had $5.0 million outstanding under this facility. The interest rate is 0.35% above the London Inter Bank Offer Rate ("LIBOR"). In addition, the Company has a HK$7.1 million revolving credit facility with Midland Bank which translates to $0.9 million at December 31, 1998. The entire $0.9 million was outstanding at December 31, 1998. The interest rate is 0.32% above the Hong Kong Inter Bank Offer Rate ("HIBOR"). These two facilities were renewed in January 1999, for twelve months (see footnote 17).


8    SHAREHOLDERS' EQUITY

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

     On January 24, 1997, the Board of Directors approved a shareholder rights plan, which provides protection against hostile takeovers and market activities that could result in a sale of the Company. The Board of Directors retains the right to approve a sale of the Company or redeem the rights under certain circumstances. The Company paid a dividend of one right for each common share outstanding on February 7, 1997. Each right will entitle a shareholder to buy 1/100 of a share of the Company's newly created Series A Junior Participating Preferred Stock at an exercise price of $100 per right. The rights will become exercisable in the event that a person or group acquires, or makes a tender offer for, 15% or more of the Company's common shares, subject to certain exceptions.


Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share, for the years ended December 31:



(in thousands, except per share amounts)            1998        1997       1996
--------------------------------------------------------------------------------

Numerator for earnings per share - basic and assuming dilution:

Net income                                      $ 31,763    $ 25,703   $  6,291
--------------------------------------------------------------------------------

Denominator for per share, basic weighted-
  average shares                                  12,678      12,656     13,220

Effect of dilutive securities:
  Employee stock options                            414          289         10
  Employee restricted stock grants                   54           --         --

Denominator for earnings per share, assuming
  dilution - adjusted weighted-average shares
  and assumed conversions                         13,146      12,945     13,230
--------------------------------------------------------------------------------

Earnings per share - basic                      $   2.51    $   2.03   $   0.48
Earnings per share - assuming dilution          $   2.42    $   1.99   $   0.48
================================================================================

Dividends

The Company initiated the payment of a quarterly cash dividend during the fourth quarter of 1993. In April 1998, the Board of Directors increased the quarterly cash dividend to $0.12 per share from $0.10 per share. The Company intends to continue paying quarterly dividends subject to declaration by the Board of Directors. The Company is not subject to any regulatory or capital requirements that restrict its ability to pay dividends, except for the minimum net worth requirement in its credit facility (see Note 7).


Treasury Shares

The Company uses treasury shares to fund its equity-based contributions to the employee benefit plans.


9    INCOME TAXES

Income taxes for the years ended December 31 are summarized as follows:


(in thousands)                1998             1997             1996
--------------------------    ----             ----             ----
Current:

   Federal                $ 10,431         $ 12,592         $ 10,702
   State                     1,824            1,864            1,444
   Foreign                   6,528            2,319                -
                          --------         --------         --------
                            18,783           16,775           12,146

Deferred taxes:

   Federal                   8,944              745           (7,226)
   State                       773               16             (950)
   Foreign                  (3,759)            (528)              --
                          --------         --------         --------
                             5,958              233           (8,176)
                          --------         --------         --------
                          $ 24,741         $ 17,008         $  3,970
                          --------         --------         --------

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate for the years ended December 31 is summarized as follows:

(in thousands)                          1998             1997            1996
--------------------------              ----             ----            ----

Income tax at the federal
statutory rate                       $ 21,466        $ 15,107        $  3,592

State taxes, net of federal
tax benefit                             2,597           1,212             321

Foreign taxes at rate
other than U.S. rate                      347             252               -

Non deductible Meals and
Entertainment                             402             457             330

Goodwill amortization                     359             526             257

Other                                    (430)           (546)           (530)
                                     --------        --------        --------
                                     $ 24,741        $ 17,008        $  3,970
                                     --------        --------        --------

Pre-tax income attributed to domestic operations was $56.0 million, and pre-tax income attributable to foreign operations was $5.3 million for the year ended December 31, 1998.


Deferred tax assets and liabilities are comprised of the following at December
31:

(in thousands)                                          1998           1997
--------------                                      --------        -------

Deferred tax assets:
         Foreign net operating losses               $  1,611        $   528
         Lease obligations                             3,814            535
         Intangible assets                               512          6,905
         Accrued expenses                              4,287          1,537
                                                    --------        -------
                                                      10,224          9,505
         Valuation allowance                          (1,204)             -
                                                    --------        -------
         Total deferred tax assets                     9,020          9,505
                                                    --------        -------

Deferred tax liabilities:
         Lease obligations                             5,457              -
         Property, plant and equipment                 1,503          1,029
         Deferred revenue on customer contracts          610            630
         Accrued expenses                                536            974
                                                    --------        -------

         Total deferred tax liabilities                8,106          2,633
                                                    --------        -------
         Net deferred tax assets                    $    914        $ 6,872
                                                    --------        -------


10   STOCK PLANS

The Company adopted the E. W. Blanch Holdings, Inc. Employee Stock Purchase Plan ("the ESPP") in May 1994. Pursuant to the ESPP, eligible employees of the Company may purchase shares of the Company's common stock at 90% of fair market value, subject to certain limitations and qualifications. The Company has reserved 300,000 shares of common stock for issuance under the ESPP. At December 31, 1998, approximately 29,960 shares had been issued under the ESPP.

     The Company adopted the 1993 Stock Incentive Plan ("the 1993 Stock Plan") in May 1993. Pursuant to the 1993 Stock Plan, key employees of the Company who have been selected as participants are eligible to receive awards of various forms of equity-based incentive compensation including stock options, stock appreciation rights, stock bonuses, restricted stock awards, performance units, phantom stock, and awards consisting of combinations of such incentives. The Company has reserved 4,400,000 shares of common stock for issuance under the 1993 Stock Plan.

     Outstanding option grants of shares under the 1993 Stock Plan were 1,927,874 and 1,793,000 at December 31, 1998 and 1997, respectively. Outstanding restricted stock awards under the 1993 Stock Plan were 104,254 at December 31, 1998. Exercised option grants under the 1993 Stock Plan were 110,793 shares. Vested stock awards under the 1993 Stock Plan were 56,436. In addition, the Company had reserved 488,460 and 563,809 shares at December 31, 1998 and 1997, respectively, for future grant, resulting in 1,712,183 and 43,191 shares available for grant under the 1993 Stock Plan at December 31, 1998 and 1997, respectively. The original term of such options is 10 years and options become exercisable over the first three years of the term. There were 878,074 options exercisable at December 31, 1998.

     In July 1998, the Company acquired K2 Technologies, Inc. ("K2"). As part of the acquisition, the Company converted the outstanding K2 options into options to purchase the Company's common stock. The Company reduced the number of shares subject to K2 options outstanding to reflect the Company's stock price at the date of acquisition. The K2 options retain their original exercise price, which is equal to the grant date market price, and their original grant dates per the terms of the K2 option plans prior to the acquisition. The weighted average exercise price for the K2 options outstanding at December 31, 1998 is $1.59. The term for the K2 options is 10 years and the options become exercisable evenly over the first four years of the term. The Company had outstanding option grants of 30,733 shares at December 31, 1998 under the K2 option plans. There were 15,339 options exercisable at December 31, 1998.

     The Company adopted the 1997 Stock Incentive Plan ("1997 Stock Plan"), in October 1997. Pursuant to the Stock Incentive Plan, employees who have been selected as participants are eligible to receive awards of various forms of equity-based incentive compensation including stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards or other stock-based awards. The Company has reserved 1,000,000 treasury shares for issuance under the 1997 Stock Plan.

     Outstanding grants under the 1997 Stock Plan were 250,000 at December 31, 1998, with an exercise price of $31.38 and a weighted average contractual life of 8.8 years. The original term of all stock options is 10 years and the options become exercisable over the first three years of the term. There were 83,333 options exercisable at December 31, 1998.

     The Company adopted the Directors Stock Option Plan in July 1998. Pursuant to the Directors Stock Option Plan, directors of the Company are eligible to receive stock options. The Company has reserved 300,000 shares of common stock for issuance under the Directors Stock Option Plan. Outstanding grants under the Directors Stock Option Plan were 35,000 shares at December 31, 1998, with a weighted average exercise price of $30.46 and a weighted average contractual life of 8.8 years. The original term of all stock options is 10 years and the options become exercisable over the first three years of the term. There were 8,333 options exercisable at December 31, 1998.

     The following is a summary of options outstanding by range of grant price:

                                                 $17.50-     $26.26-         ALL
                             LESS THAN $3.26      $26.25      $36.00     OPTIONS
--------------------------------------------------------------------------------
Options outstanding                   30,733   1,070,874   1,142,000   2,243,607
Average option price per share         $1.59      $21.28      $32.44      $26.69
Weighted average contractual life        7.7         6.9         8.9         8.0
Options exercisable                   15,339     688,907     280,833     985,079
Average option price per share         $1.04      $20.50      $31.28      $23.27

--------------------------------------------------------------------------------


     Option activity during 1998, 1997 and 1996 was as follows:

                                                                        AVERAGE
                                                                         OPTION
                                                                      PRICE PER
                                                         SHARES           SHARE
--------------------------------------------------------------------------------
Outstanding at December 31, 1995                        626,500          $18.76
Granted                                                 239,000          $22.01
Cancelled                                               (80,167)         $18.26
--------------------------------------------------------------------------------
Outstanding at December 31, 1996                        785,333          $19.80
--------------------------------------------------------------------------------

Granted                                               1,296,500          $28.20
Cancelled                                               (37,165)         $20.22
Exercised                                                (1,668)         $18.50
--------------------------------------------------------------------------------
Outstanding at December 31, 1997                      2,043,000          $25.16
--------------------------------------------------------------------------------

Granted                                                 362,373          $31.84
Cancelled                                               (50,962)         $19.26
Exercised                                              (110,804)         $18.74
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                      2,243,607          $26.69
--------------------------------------------------------------------------------


As permitted under SFAS No. 123, the Company continues to apply APB Opinion No. 25 and related interpretations and, accordingly, does not recognize compensation expense for grants under its stock option plans. If the Company had elected to recognize compensation expense based on the fair value of the stock on the grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)       1998          1997         1996
--------------------------------------------------------------------------------
Net income - as reported                    $31,763       $25,703       $6,291
Net income - pro forma                       26,849        24,470        5,864
Earnings per share, basic - as reported       $2.51         $2.03        $0.48
Earnings per share, basic - pro forma         $2.12         $1.93        $0.44


The pro forma net income and earnings per share are not likely to be representative of the effects on net income and earnings per share in future years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                             1998            1997           1996
--------------------------------------------------------------------------------
Expected dividend yield                     1.00%           1.20%          1.80%
Expected stock price volatility            20.45%          20.85%         21.80%
Expected life of options                  7 years         7 years        7 years


     The Company used the seven year United States Treasury Note rate at the date of grant for the risk-free interest rate assumption. The range of these rates was 5.5% to 5.8% in 1998, 6.0% to 6.9% in 1997 and 5.6% to 6.6% in 1996.
The weighted average fair value of options granted during 1998, 1997 and 1996 was $11.72, $11.28 and $7.49 per share, respectively.

     The Company has a Non-Employee Directors' Stock Plan ("the Directors' Plan"). The Directors' Plan permits each participant to elect to receive or defer all or a portion of the Director's fees in common stock of the Company. The Company has reserved 25,000 shares of Common Stock for issuance under the Directors' Plan. At December 31, 1998, approximately 2,127 shares of stock have been earned under this plan at an average cost of $19.69 per share.

     The Company adopted the Restricted Stock Incentive Plan ("the Restricted Stock Plan") in April 1997. Pursuant to the Restricted Stock Plan, eligible participants may elect to forego a specified percentage of eligible base compensation, in exchange for the right to receive a restricted stock grant. This election is irrevocable for the performance period. The amount of the restricted stock received is tied to the achievement of certain objective performance goals established by the Compensation Committee of the Board of Directors. The goals may be based on various business criteria including stock price, market share, sales, earnings per share, return on equity, return on invested capital or net assets employed, cumulative total return to shareholders, consolidated pre-tax earnings, net earnings, operating income, earnings before interest and taxes, and cash flow - all computed in accordance with generally accepted accounting principles.

     If target performance goals are achieved and the Compensation Committee so certifies, the participant is awarded restricted stock equal to two times the amount of base compensation foregone, subject to a three-year vesting schedule. If target performance is not achieved the participant is awarded restricted stock equal in value to 50% of base compensation foregone, fully vesting on April 1 following the end of the performance period. The Company achieved its target performance goal in the 1998 and 1997 performance periods. Shares granted come out of the 1993 Stock Plan. The Company will award approximately 141,960 shares of restricted stock for the 1998 performance period and has granted 167,809 shares in 1998 for the 1997 performance period to participants subject to a three-year vesting period under the 1993 Stock Plan. In accordance with APB Opinion No. 25, the Company recognized $3.0 million and $1.1 million of compensation expense in 1998 and 1997, respectively for both the 1998 and 1997 performance periods. The weighted average fair value of shares granted for the 1997 performance period is $38.50 at the date of grant.


11   EMPLOYEE BENEFITS AND INCENTIVE PLANS

The Company has a defined contribution retirement plan ("the Retirement Plan") for most of its domestic employees. Contributions to the Retirement Plan are discretionary and generally are equal to 7.5% of the employee's base salary. Employees with salaries that exceed the Internal Revenue Service limit for qualified plans receive the difference between 7.5% of their salary and the IRS allowable plan contribution in cash. Total Retirement Plan expense for 1998, 1997, and 1996 was $2.5 million, $2.3 million, and $2.0 million, respectively. Of those amounts, $0.4 million, $0.3 million, and $0.3 million were paid in cash in 1998, 1997, and 1996, respectively.

The Company has a cash bonus incentive plan ("the Incentive Plan") designed to reward employees for exceptional performance. The amount of the reward is tied to the achievement of certain objective performance goals established by the Compensation Committee of the Board of Directors. The goals may be based on various business criteria including stock price, market share, sales, earnings per share, return on equity, return on invested capital or net assets employed, cumulative total return to shareholders, consolidated pre-tax earnings, net earnings, operating income, earnings before interest and taxes, and cash flow - all computed in accordance with generally accepted accounting principles. Shares granted come out of the 1993 Stock Plan. In January 1999, the Company has reserved 239,522 option grants of common stock for issuance under the Incentive Plan. The Company has subsequently issued 146,374 of these in 1999.

The Company's foreign subsidiary, Swire Blanch, has a defined contribution retirement plan ("the Swire Plan") for its eligible employees. Contributions to the Swire Plan are equal to 4.0% to 10.0% of the employees salary based upon employee participations. Total Swire Plan expense for 1998, and 1997 was $1.6 million, and $1.3 million, respectively.


12   RELATED PARTY TRANSACTIONS

     The Company had outstanding notes receivable from employees totaling $1.4 million and $0.8 million at December 31, 1998 and 1997, respectively. The majority of these notes are interest bearing and are payable over ten years beginning in 1999.

     The Company purchased a software license from Insurance Holdings of America, Inc. ("IHA") for $2.5 million in 1998. The Company owns 24% of the outstanding common shares of IHA as of December 31, 1998. The Company entered into an agreement with Consumer Insurance Services of America, Inc. ("CISA"), a subsidiary of IHA, to develop and implement its program to offer insurance products to members and/or employees of Sam's Club. The Company received $0.6 million from IHA in 1998 to provide this service.

     In February 1997, the Company purchased 750,000 shares of its common stock, at a negotiated price of $19.40 per share, from its Chairman and Chief Executive Officer. Total consideration was $14.6 million.

13   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Supplemental disclosure of cash flow information for the years ended December 31 is as follows:

(IN THOUSANDS)                                       1998       1997       1996
-------------------------------------------------------------------------------
Cash paid during the period for:
  Interest                                         $1,693     $1,178       $223
  Income taxes
  (federal, state, and city)                       13,720      9,391     12,873
Non-cash investing activities:
  Equipment acquired under capital leases              --         --      2,149
  Non-cash consideration from sale of subsidiary    7,696         --         --
-------------------------------------------------------------------------------


14   COMMITMENTS AND CONTIGENCIES

Lease Commitments

The Company has operating leases for its corporate headquarters, branch office facilities, and certain equipment. Total rent expense for such operating leases was $8.8 million, $6.8 million, and $5.2 million for 1998, 1997, and 1996, repectively.

     Future minimum rental payments required under these leases are summarized as follows:

(IN THOUSANDS)
-------------------------------------------------------------------------------
1999                                                                     $9,922
2000                                                                      8,691
2001                                                                      7,910
2002                                                                      7,688
2003                                                                      7,215
Thereafter                                                               30,192
-------------------------------------------------------------------------------
                                                                        $71,618
-------------------------------------------------------------------------------


Legal Proceedings

In the normal course of business, the Company and its subsidiaries are parties to a number of lawsuits. Management believes that these suits will be resolved with no material financial impact on the Company.

15   BUSINESS SEGMENT INFORMATION

The following is additional business segment information for the year ended December 31:

                                                                               Domestic
                                                              Domestic        Wholesale     Domestic       Foreign
(IN THOUSANDS)                                                 Primary    Ins. Services        Total    Operations    Consolidated
----------------------------------------------------------------------------------------------------------------------------------
1998
Profit (Loss), net of tax                                     $  28,593       $     998    $  29,591     $   2,172       $  31,763
Revenues                                                        155,443           7,386      162,829        49,893         212,722
Interest revenue                                                  6,410              79        6,489         2,620           9,109
Interest expense                                                    537            (125)         412         1,273           1,685
Depreciation & amortization expense                               7,344           1,227        8,571         3,552          12,123
Equity in interest in loss of unconsolidated subsidiaries         3,831              --        3,831            --           3,831
Income tax                                                       22,279             460       22,739         2,002          24,741
Total assets                                                    674,243          11,361      685,604       247,652         933,256
Net assets                                                       96,550           8,839      105,389         5,248         110,637
Amount of investment in equity method investees                  20,014              --       20,014            --          20,014
Expenditures for long-lived assets                               22,393             379       22,772         3,264          26,036

1997
Profit (Loss), net of tax                                     $  23,931       $    (540)   $  23,391     $   2,312       $  25,703
Revenues                                                        118,374          10,580      128,954        37,843         166,797
Interest revenue                                                  6,006             488        6,494         2,200           8,694
Interest expense                                                    223              --          223         1,103           1,326
Depreciation & amortization expense                               4,415           1,326        5,741         2,813           8,554
Equity in interest in loss of unconsolidated subsidiaries            --              --           --            --              --
Income tax                                                       15,096            (142)      14,954         2,054          17,008
Total assets                                                    645,374          42,957      688,331       231,436         919,767
Net assets                                                       75,547          12,328       87,875       (11,423)         76,452
Amount of investment in equity method investees                      --              --           --            --              --
Expenditures for long-lived assets                                9,512             297        9,809        21,391          31,200

1996
Profit (Loss), net of tax                                     $  21,780       $ (15,489)   $   6,291     $      --       $   6,291
Revenues                                                         90,467          18,571      109,038            --         109,038
Interest revenue                                                  4,551           2,582        7,133            --           7,133
Interest expense                                                    231              --          231            --             231
Depreciation & amortization expense                               3,113           2,982        6,095            --           6,095
Equity in interest in loss of unconsolidated subsidiaries            --              --           --            --              --
Income tax                                                       13,873          (9,903)       3,970            --           3,970
Total assets                                                    450,896          63,860      514,756            --         514,756
Net assets                                                       52,834          15,619       68,453            --          68,453
Amount of investment in equity method investees                      --              --           --            --              --
Expenditures for long-lived assets                                6,262           1,068        7,330            --           7,330


The Company provides risk management and distribution services to insurance and reinsurance companies. These services are sold both on a bundled and a component basis. All of the Company's operational revenues are generated from these services. The Company's reportable segments are based on geographic areas in which the Company markets its risk management and distribution services. The reportable geographic segments are managed separately. Domestic operations are further classified into Primary and Wholesale Insurance Services ("Wholesale"). Wholesale included the Company's general agency operations until they were sold in the second quarter of 1998. The general agency operations provided primary distribution of insurance to property and casualty insurance companies, largely through independent insurance agents.


16   ACQUISITIONS AND DISPOSITIONS

In June 1998, the Company completed its acquisition of Walbaum Americana, S.A. ("Walbaum"), a Buenos Aires, Argentina based provider of risk management services in Latin America. In July 1998, the Company completed acquisitions of Dunn & Carter Ltd. ("Dunn & Carter"), a London based insurance broker specializing in retrocessional reinsurance and K2 Technologies, Inc. ("K2"), a San Jose, California based company specializing in the design and support of interactive software platforms for use in risk assessment and engineering as well as information integration. The Company uses purchase accounting to account for these acquisitions and accordingly, includes the acquired company's results of operations in the Company's Statements of Income from the date of acquisition. The combined cost of these acquisitions was $11.8 million. The combined pro forma impact on net income from these acquisitions prior to their respective acquisition dates would have had an immaterial impact on consolidated net income and earnings per share for 1998 and 1997.

     In 1997, the Company purchased a 70% interest in Swire Fraser Insurance (Holdings) Limited ("Swire Fraser") resulting in an additional 20% interest in the Swire Blanch joint venture. The combined operations of Swire Fraser and Swire Blanch were merged into a single operation under the Swire Blanch name, which is owned 70% by the Company and 30% by Swire Pacific Limited ("Swire Pacific"). In connection with the purchase the Company entered into a shareholder's agreement with Swire Pacific, under which, beginning on February 14, 2000, the Company may elect to purchase or Swire Pacific may elect to sell Swire Pacific's 30% interest based on a pre-determined formula.

     In the second quarter of 1998, the Company sold its San Antonio, Texas based operation, including the sale of its general agency, Blanch Insurance Services, Inc., and other selected assets. The net effect of these dispositions was a one-time gain of $1.0 million before taxes. As part of the sale agreement, the Company became a shareholder of the purchasing company.


17   SUBSEQUENT EVENT

In January 1999, the Company executed a new HK$5 million secured revolving credit facility with Midland Bank that will be used to fund the operational and capital requirements of the Australasia region. The new facility which is due for renewal in January 2000, will carry interest of 0.32% above HIBOR. There are no covenants or restrictions on the acquisition or sale of assets with this facility. Also in January 1999, the Company refinanced an existing HK$7.1 million secured revolving credit facility for twelve months at an interest rate of 0.32% above HIBOR and an existing (pound)7.0 million secured revolving credit facility for twelve months at an interest rate of 0.35% above LIBOR.

QUARTERLY FINANCIAL DATA (UNAUDITED)

QUARTER ENDED,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                MARCH 31        JUNE 30   SEPTEMBER 30   DECEMBER 31
----------------------------------------------------------------------------------------------------------------------------
1998
REVENUES:
Operations                                                            $   44,805     $   45,284     $   52,539    $   60,985
Interest income                                                            2,147          2,083          2,504         2,375
----------------------------------------------------------------------------------------------------------------------------
Total revenues                                                            46,952         47,367         55,043        63,360

EXPENSES:
Salaries and benefits                                                     21,572         23,417         22,894        24,769
Travel and marketing                                                       3,135          4,305          3,609         4,622
General and administrative                                                 8,659          8,778         10,018        10,692
Amortization of goodwill                                                     694            694            696         1,153
Interest and other expense                                                   374            469            550           292
----------------------------------------------------------------------------------------------------------------------------
Total expenses                                                            34,434         37,663         37,767        41,528
----------------------------------------------------------------------------------------------------------------------------

Income before taxes                                                       12,518          9,704         17,276        21,832

Income taxes                                                               4,808          3,699          6,689         9,545
----------------------------------------------------------------------------------------------------------------------------

Net income before minority interest & equity interest in
 loss of unconsolidated subsidiaries                                       7,710          6,005         10,587        12,287

Minority interest, net of tax                                                180           (127)           535           407
Equity interest in loss of unconsolidated subsidiaries, net of tax           441            536          1,435         1,419

============================================================================================================================
Net Income                                                            $    7,089     $    5,596     $    8,617    $   10,461
============================================================================================================================

Net income per common share - basic                                   $     0.56     $     0.44     $     0.67    $     0.82
Net income per common share - assuming dilution                       $     0.53     $     0.42     $     0.65    $     0.79
============================================================================================================================

Equity interest in loss of unconsolidated subsidiaries as per
 filed 10-Q documents                                                         --             --            146
============================================================================================================================

THE REASON FOR THE DIFFERENCE IN EQUITY INTEREST IN LOSS OF UNCONSOLIDATED SUBSIDIARIES FOR THE FIRST THREE QUARTERS OF 1998
  IS DUE TO THE COMPANY INCREASING ITS EQUITY INVESTMENT IN INSURANCE HOLDINGS OF AMERICA, INC. ABOVE 20% IN THE FOURTH
  QUARTER. THE QUARTERLY SCHEDULE REPORTS RESULTS AS IF THE COMPANY HAD ACCOUNTED FOR THIS INVESTMENT USING THE EQUITY
  ACCOUNTING METHOD FOR THE ENTIRE YEAR.


1997
REVENUES:
Operations                                                            $   35,244     $   37,842     $   43,009    $   42,008
Interest income                                                            1,785          2,222          2,361         2,326
----------------------------------------------------------------------------------------------------------------------------
Total revenues                                                            37,029         40,064         45,370        44,334

EXPENSES:
Salaries and benefits                                                     16,478         19,430         20,613        19,387
Travel and marketing                                                       2,699          3,746          3,020         4,216
General and administrative                                                 6,577          7,589          7,109         8,436
Amortization of goodwill                                                     590            688            689         1,042
Interest and other expense                                                   276            321            365           364
----------------------------------------------------------------------------------------------------------------------------
Total expenses                                                            26,620         31,774         31,796        33,445
----------------------------------------------------------------------------------------------------------------------------

Income before taxes                                                       10,409          8,290         13,574        10,889

Income taxes                                                               4,006          3,340          5,311         4,351
----------------------------------------------------------------------------------------------------------------------------

Net income before minority interest                                        6,403          4,950          8,263         6,538
Minority interest, net of tax                                                (41)           130            282            80
============================================================================================================================
Net Income                                                            $    6,444     $    4,820     $    7,981    $    6,458
============================================================================================================================

Net income per common share - basic                                   $     0.50     $     0.38     $     0.63    $     0.51
Net income per common share - assuming dilution                       $     0.50     $     0.38     $     0.62    $     0.49
============================================================================================================================

THE FIRST THREE QUARTERS OF 1997 EARNINGS PER SHARE AMOUNTS HAVE BEEN RESTATED TO COMPLY WITH STATEMENT OF FINANCIAL
  ACCOUNTING STANDARDS NO. 128, EARNINGS PER SHARE.
