Form 10-K, Exhibit 13
period 1999-12-31
BLANCH E W HOLDINGS INC
filed 2000-03-30
CIK 898438

EXHIBIT 13


                               1999 ANNUAL REPORT

STOCK LISTING AND TRADING INFORMATION

The common stock of E.W. Blanch Holdings, Inc. is traded on the New York Stock Exchange under the symbol "EWB". The following table sets forth high, low and closing prices and the amounts of cash dividends per common share for E.W. Blanch Holdings, Inc. common stock for each quarter of 1999 and 1998.

Market Price and Dividends

                                                             Dividends
Quarter Ended           High           Low        Close      Per Share
----------------------------------------------------------------------

1999
 March 31            58 1/2       46  1/16      52 1/2         $ 0.12
 June 30             68 3/4       51  1/4       68 3/16        $ 0.12
 September 30        71 7/16      62 15/16      65 1/8         $ 0.12
 December 31         64 3/4       52  3/8       61 1/4         $ 0.14
 Year                                                          $ 0.50

1998
 March 31            38  3/8      33 5/16       38  3/8        $ 0.10
 June 30             38  1/2      35            36  3/4        $ 0.12
 September 30        38 11/16     34 7/8        38 11/16       $ 0.12
 December 31         47  7/16     36 1/2        47  7/16       $ 0.12
 Year                                                          $ 0.46
----------------------------------------------------------------------

As of December 31, 1999, there were 297 registered shareholders of E.W. Blanch Holdings, Inc. common stock.

SIX YEAR FINANCIAL SUMMARY


YEAR ENDED DECEMBER 31
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                1999       1998       1997       1996       1995       1994
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
REVENUES:
Operations                                                          $235,439   $203,613   $158,103   $101,905   $ 87,203   $ 75,917
Interest income                                                        9,021      9,109      8,694      7,133      7,733      4,801
-----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                       244,460    212,722    166,797    109,038     94,936     80,718

EXPENSES:
Salaries and benefits                                                 95,581     92,652     75,908     44,762     39,738     32,458
Travel and marketing                                                  16,388     15,671     13,681      7,569      6,112      4,914
General and administrative                                            48,724     38,147     29,711     20,387     15,965     12,964
Amortization of goodwill                                               3,295      3,237      3,009      3,078      2,980      1,307
Interest and other expense                                             1,565      1,685      1,326        231        351        397
Restructuring charge (2)                                                  --         --         --     22,750         --         --
-----------------------------------------------------------------------------------------------------------------------------------
Total expenses                                                       165,553    151,392    123,635     98,777     65,146     52,040
-----------------------------------------------------------------------------------------------------------------------------------

Income before taxes (2)                                               78,907     61,330     43,162     10,261     29,790     28,678

Income taxes                                                          32,137     24,741     17,008      3,970     11,584     11,615
-----------------------------------------------------------------------------------------------------------------------------------
Net income before minority interest and equity
     interest in loss of unconsolidated subsidiaries                  46,770     36,589     26,154      6,291     18,206     17,063

Minority interest, net of tax                                            197        995        451         --         --         --
Equity interest in loss of unconsolidated subsidiaries, net of tax     6,863      3,831         --         --         --         --

===================================================================================================================================
Net Income (2)                                                      $ 39,710   $ 31,763   $ 25,703   $  6,291   $ 18,206   $ 17,063
===================================================================================================================================
PER COMMON SHARE:
Earnings - basic (2) (3)                                            $   3.07   $   2.51   $   2.03   $   0.48   $   1.34   $   1.22
Earnings - assuming dilution (2) (3)                                    2.89       2.42       1.99       0.48       1.34       1.22
Cash dividends (1)                                                      0.50       0.46       0.40       0.40       0.40       0.32
Book value                                                             11.81       8.62       6.08       5.16       5.05       3.88
===================================================================================================================================
BALANCE SHEET:
Current assets                                                      $ 77,905   $ 62,247   $ 51,381   $ 35,840   $ 25,055   $ 17,836
Long-term investments                                                 32,322     18,427     14,939      9,793      7,035     15,837
Investment in unconsolidated subsidiaries                              7,948     20,014         --         --         --         --
Intangibles, net (2)                                                  84,226     30,425     34,916     17,490     38,939     41,575
Total assets                                                       1,231,865    933,256    919,767    514,756    497,413    529,897
Current liabilities                                                   97,916     48,335     37,033     13,154     13,620     21,107
Long-term debt, less current portion                                     249        557     13,675      1,188        350        665
Shareholders' equity                                                 156,935    110,637     76,452     68,453     66,679     52,908
===================================================================================================================================
FINANCIAL RATIOS:
Profit margin (pre-tax) (2)                                               32%        29%        26%         9%        31%        36%
Return on average shareholders' equity (2)                                30%        34%        35%         9%        30%        31%
===================================================================================================================================
OTHER:
Weighted average number of shares
     outstanding (000) (3)
Basic                                                                 12,938     12,678     12,656     13,220     13,558     14,007
Assuming dilution                                                     13,762     13,146     12,945     13,230     13,590     14,007
Number of shares outstanding at year-end (000)                        13,288     12,842     12,580     13,260     13,208     13,647
Closing market price per share                                      $  61.25   $  47.44   $  34.44   $  20.13   $  23.38   $  20.63
Number of employees at year-end                                        1,291      1,164      1,130        648        566        603
===================================================================================================================================

(1) Regular quarterly cash dividend of $0.08 per share initiated fourth quarter 1993; increased to $0.10 in the first quarter 1995; increased to $0.12 in the second quarter 1998 and increased to $0.14 in the fourth quarter of 1999. Cash dividends were declared and paid in the same fiscal year.

(2) A $22.75 million charge was recognized in 1996 to reflect the restructuring of the San Antonio based managing general agency operation. The charge includes a $19.5 million write-down of goodwill as well as a $3.25 million reserve for office lease and other related restructuring expenses. Prior to the restructuring charge, certain 1996 operating results were: Income before taxes, $33.0 million; Net income, $20.2 million; Net income per share, $1.53; Profit margin (pre-tax), 30%; and Return on average shareholders' equity, 27%.

(3) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Standards No. 128, Earnings per Share. For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

E.W. Blanch Holdings, Inc. and subsidiaries ("the Company") is a leading provider of integrated risk management and distribution services, including reinsurance intermediation and technical, analytical and financial consulting services.

MAJOR DEVELOPMENTS

Acquisitions

In the third quarter of 1999, the Company acquired JD Warren, Inc., a Pittsburgh, Pennsylvania based services company specializing in the identification and recovery of outstanding third-party deductibles for the insurance industry. Also in the third quarter of 1999, the Company purchased the thirty percent of its international joint venture, Swire Blanch Insurance (Holdings) Ltd., it did not previously own. Swire Blanch Insurance (Holdings) Ltd. is now a wholly owned subsidiary of the Company and has been renamed E.W. Blanch Holdings Ltd.

In the fourth quarter of 1999, the Company acquired Crawley Warren Group Ltd., a leading Lloyd's broker and provider of special risk management services around the world. Also in the fourth quarter of 1999, the Company acquired Michael V. Mahoney Insurance Brokers Pty Ltd., an Australian general retail broker. The Company accounts for all of the 1999 acquisitions under the purchase method of accounting.

Strategic Investments

In the first quarter of 1999, the Company made an equity investment in Russell Miller Advisors Asia, LLC ("RMAA"). RMAA is an insurance specialty investment banking firm that makes equity investments in Asian insurance and financial services industries. The Company accounts for RMAA under the equity method as an unconsolidated subsidiary.

In the fourth quarter of 1999, the Company made an equity investment in Ward North America Holding, Inc. ("Ward"). Ward is a provider of integrated outsource claims solutions in the United States and Canada. The Company accounts for Ward as a long-term investment.

NATURE OF BUSINESS

Domestic Operations

Domestic operations provide risk management and distribution services to insurance and reinsurance companies. These services are sold both on bundled and component bases. Major components provided include reinsurance intermediation and technical and analytical consulting services. These services are generally recurring and due to its expertise and the value-added nature of its services, the Company has been able to generate relatively high operating margins. Also, domestic operations include the operations of the holding company.

Risk Management and Distribution Services

Reinsurance Intermediation
As a reinsurance intermediary, the Company structures and arranges reinsurance between insurers seeking to cede insurance risks and reinsurers willing to assume such risks.

The Company earns revenues from the structuring, placement and servicing of reinsurance, primarily on a treaty basis. The Company is a significant intermediary in the property catastrophe and casualty reinsurance markets. Catastrophe reinsurance indemnifies a ceding company against a catastrophic loss resulting from a single event such as a hurricane, earthquake or tornado. Casualty reinsurance indemnifies a ceding company for a specified loss caused by injuries to third parties including resulting legal liability. The Company's activities in the casualty reinsurance arena relate primarily to professional liability, workers' compensation and specialized casualty exposures underwritten by excess and surplus lines insurance carriers.

Technical and Analytical Consulting Services
The Company provides technical and analytical consulting services primarily to insurance and reinsurance companies, government entities and underwriting facilities. Such services are generally provided as part of the Company's core reinsurance intermediation function, but are also marketed on a component basis. Services include product development, facility administration, strategic reinsurance program reviews, actuarial services, catastrophe exposure management and analysis, and run-off management. The Company's Catalyst(R) risk modeling software is a proprietary technology which provides a competitive advantage in these consulting services.

The Company also provides financial consulting services, tailored reinsurance products and capital markets products designed to assist its clients in capital preservation and risk management.

Foreign Operations

The Company's foreign operations include E.W. Blanch Ltd., an international risk management and distribution services firm headquartered in London, England. E.W. Blanch Ltd. includes the operations previously carried out by Swire Blanch Insurance (Holdings) Ltd. and the operations of Crawley Warren Group Ltd. acquired in November 1999. These operations include a registered Lloyd's of London insurance and reinsurance broker, now trading as Blanch Crawley Warren Ltd., and international intermediary operations. Through E.W. Blanch Consulting Ltd., it also provides financial consulting services through the sale of its benefits administration products, principally to companies in the technology sector. International intermediary services include retail insurance operations located in Hong Kong. Approximately 78% of E.W. Blanch Ltd.'s revenues are generated in the United Kingdom with the remainder primarily from the Pacific Rim. The Company's foreign operations have relatively lower profit margins than its domestic operations. This is due to a number of factors including competitive market conditions for Lloyd's brokers, the small, start-up nature of many of the international offices, the competitiveness of the insurance brokerage business, and the amortization of goodwill associated with the purchase of E.W. Blanch Ltd. The Company seeks to grow its international profitability through the integration of systems, services and expertise in order to increase revenue production and processing efficiencies.

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

Year 2000 Issue

The Company has completed all work to bring its information technology ("IT") systems in compliance with the year 2000. The Company has not experienced or been notified of any year 2000 issue or problem. The costs incurred by the Company to bring its IT systems in compliance with the year 2000 were less than $2 million in total and management does not expect to incur material expenditures in the future related to the year 2000 issue.

European Monetary Unit

The Company has initiated an analysis of the new European Monetary Unit ("EMU") and its effects on the Company's business processes and IT system requirements. The Company's core back office processing and financial systems are currently capable of handling multiple currencies and will, therefore, be able to handle the EMU as another currency. However, it is likely that the Company will have to modify its systems to accommodate decimalization and rounding issues, currency conversions, and the new reporting requirements of the EMU. The Company has contracted with an outside consulting firm to develop further detailed business and consequent IT requirements for each phase of the EMU changeover. This study has been completed and a three-year project plan was approved by the Company's audit committee in the second quarter of 1999. The Company's management believes that the costs associated with upgrading IT systems and the impact on business processes will be immaterial to the Company's results of operations, liquidity and financial condition.

Unicover Litigation and Workers' Compensation Reinsurance Issues

The workers' compensation reinsurance industry was impacted in 1999 by certain events principally surrounding an entity called Unicover Managers, Inc. ("Unicover"). Unicover served as a managing general underwriter for various insurance companies that provided reinsurance coverage to the workers' compensation primary insurance industry. It has been alleged that Unicover, on behalf of companies it represented, assumed reinsurance exposures at prices and volume levels that were imprudent for those companies and their retrocessionaires, and that correspondingly were advantageous to the customers who procured reinsurance coverage through Unicover. Various clients of the Company, employing the Company's reinsurance intermediary services, procured workers' compensation reinsurance coverage through Unicover in late 1998 and early 1999.

One client that the Company assisted in procuring reinsurance through Unicover was the "AIG" group of insurance companies. A lawsuit was commenced in 1999 relating to that reinsurance program. The Company is the third-party defendant and cross-claimant in that litigation, which is described in more detail in Note 14 to the Consolidated Financial Statements included herein. Management does not expect, based on current information, that this litigation will have a material adverse impact on the financial position or results of operations of the Company.

The Company also assisted various other clients in procuring workers' compensation reinsurance coverage with Reliance Insurance Company ("Reliance"), managed by Unicover. In 1999, Reliance engaged in negotiations with those clients of the Company, to settle Reliance's reinsurance obligations to those clients of the Company. In January 2000, Reliance announced that those settlement negotiations had been successfully concluded. Also in January 2000, Reliance and the Company reached an agreement in principle concerning the Company's brokerage revenue associated with these settled reinsurance placements. As a result of this agreement, the Company will not experience any material adverse impact with respect to revenues the Company has previously recognized for these placements.

The Company also assisted another client company, EBI Indemnity Company ("EBI"), in procuring workers' compensation reinsurance coverage through Unicover. The Company has been advised that the reinsurance companies represented by Unicover settled their obligations to EBI in January 2000. To date, the Company has not reached an agreement with EBI or those reinsurers concerning the Company's brokerage revenues associated with this reinsurance program, although discussions are ongoing. In 1999, the Company recognized revenue for this program in accordance with its standard revenue recognition practices, through the third quarter of 1999. Some, but not all, of that recognized revenue has been received by the Company. If the Company is not successful in negotiating a satisfactory resolution of its right to brokerage for the EBI reinsurance program, it intends to pursue its legal remedies to enforce its rights.

The Company also assisted a client, Superior National Insurance Group ("SNIG"), in procuring workers' compensation reinsurance coverage. This coverage was procured through a competitor of Unicover, WEB Management LLC ("WEB"), which represented a reinsurer named United States Life Insurance Co. of the City of New York ("U.S. Life"). The Company is advised that U.S. Life in late 1999 commenced an arbitration proceeding against SNIG. The Company is advised that U.S. Life alleges, possibly among other things, that this reinsurance program should be rescinded, for alleged non-disclosure of material information. The Company is not a party to this arbitration proceeding. However, it is possible that in the event U.S. Life is successful in that proceeding, the Company may be required to return reinsurance brokerage previously received and recognized. If the Company were required to return all of its previously recognized and received brokerage for this program, the amount would have a material adverse impact on the Company's financial position and results of operations. However, based on currently available information, the Company does not believe that this is likely to occur.

Seasonality

The Company has historically realized a greater amount of its core annual brokerage revenue and net income in the first and third quarters due primarily to semi-annual deposits on property catastrophe reinsurance contracts. The Company's technical and analytical consulting services are generally not seasonal in nature. Based upon these factors, and given the increased significance of these non-seasonal revenue sources, management believes that historical quarterly results may not be indicative of future period results.

Geographic Segment Information

The following is a summary of revenues and income before taxes by geographic segment for the years ended December 31:

                                                   Income
(IN THOUSANDS)                 Revenues      Before Taxes
----------------------------------------------------------

1999
Domestic operations           $ 185,015         $  69,110
Foreign operations               59,445             9,797
----------------------------------------------------------
                              $ 244,460         $  78,907
==========================================================

1998
Domestic operations           $ 162,829         $  56,047
Foreign operations               49,893             5,283
----------------------------------------------------------
                              $ 212,722         $  61,330
==========================================================


1999 COMPARED TO 1998

Operating Revenue

The following are the components of operating revenue for the years ended December 31:

(IN THOUSANDS)                     1999              1998
----------------------------------------------------------

Domestic operations           $ 178,242         $ 156,340
Foreign operations               57,197            47,273
----------------------------------------------------------
                              $ 235,439         $ 203,613
==========================================================

For the year ended December 31, 1999, domestic operating revenue increased $21.9 million, or 14.0% from the prior year primarily as a result of new client production, recognition of a $3.5 million gain from the sale of the Clarendon National Florida Personal Lines program to Tower Hill Insurance Group, Inc. in the first quarter of 1999 and the acquisition of JD Warren, Inc. in September 1999.

Foreign operating revenue increased $9.9 million, or 21.0% from the prior year primarily as the result of new production, the acquisition of Dunn & Carter Ltd. in July 1998 and the acquisition of Crawley Warren Group Ltd. in November 1999.

Interest Income

The following are the components of interest income for the years ended December 31:

(IN THOUSANDS)                     1999              1998
----------------------------------------------------------

Domestic operations             $ 6,773           $ 6,489
Foreign operations                2,248             2,620
----------------------------------------------------------
                                $ 9,021           $ 9,109
==========================================================

Interest income decreased by $0.1 million, or 1%, for the year ended December 31, 1999, as compared to the prior year.

Expenses

Domestic operating expenses increased $9.1 million to $115.9 million or 8.5%, for the year ended December 31, 1999 compared to $106.8 million the prior year. The increase is due primarily to increased general and administrative expenses from increased business levels. General and administrative expenses also include a reserve for a portion of the brokerage recognized in 1998 for the placement of certain workers' compensation reinsurance contracts for the AIG Companies, because the validity of those placements has been placed into question in a judicial proceeding as described in more detail in Note 14 to the Consolidated Financial Statements. Similarly, a portion of the revenues for those placements, which otherwise would have been recognized in 1999, was not recognized, for the same reasons.

Foreign operating expenses increased $5.0 million to $49.6 million or 11.3%, for the year ended December 31, 1999 compared to $44.6 million the prior year. The increase is due primarily to increased business levels and the acquisition of Dunn & Carter Ltd. in July 1998 and the acquisition of Crawley Warren Group Ltd. in November 1999. These increases were partially offset by the sale of two non-strategic subsidiaries of E.W. Blanch Holdings Ltd. in the second quarter of 1999.

Equity in Net Loss of Unconsolidated Subsidiaries

Equity in net loss of unconsolidated subsidiaries increased $3.0 million to $6.9 million, or 79.1% for the year ended December 31, 1999 compared to $3.8 million the prior year. The primary reason is the start up nature of the Company's equity investment in Insurance Holdings of America, Inc. ("IHA"). As of December 31, 1999, the Company has reduced its pre-tax basis in IHA to zero. No future operation losses of IHA, if any, will be recognized by the Company until its pre-tax basis becomes positive.

Profit Margins

Operating profit margins, calculated as income before taxes and allocation of central costs as a percentage of total revenues, were 36.1% for domestic operations for the year ended December 31, 1999, compared to 33.2% for the same period in the prior year.

Operating profit margins were 20.4% for foreign operations for the year ended December 31, 1999, compared to 14.4% for the same period in the prior year.

Income Taxes

The Company's combined federal and state effective tax rate is 40.7% for the year ended December 31, 1999, compared to 40.3% for the same period the prior year. The Company's effective tax rate for domestic and foreign operations for the year ended December 31, 1999 was 40.9% and 39.3%, respectively.


1998 COMPARED TO 1997

Operating Revenue

The following are the components of operating revenue for the years ended December 31:

(IN THOUSANDS)                     1998              1997
----------------------------------------------------------

Domestic operations           $ 156,340         $ 122,461
Foreign operations               47,273            35,642
----------------------------------------------------------
                              $ 203,613         $ 158,103
==========================================================

For the year ended December 31, 1998, domestic operating revenue increased $33.9 million, or 27.7% from the prior year, primarily as a result of new client production and a one time gain of $1.0 million before tax, associated with the disposition of the Company's operations in San Antonio, Texas and other selected assets.

Foreign operating revenue increased $11.6 million, or 32.6% from the prior year, primarily as the result of new production and the inclusion of twelve months of activity in 1998, as compared to eleven months of activity in 1997, due to the acquisition of Swire Blanch in February 1997. Also, contributing to the increase is the acquisitions of Walbaum Americana S.A. and Dunn & Carter Ltd. in 1998.

Interest Income

The following are the components of interest income for the years ended December 31:

(IN THOUSANDS)                     1998              1997
----------------------------------------------------------

Domestic operations             $ 6,489           $ 6,494
Foreign operations                2,620             2,200
----------------------------------------------------------
                                $ 9,109           $ 8,694
==========================================================

Interest income increased by $0.4 million, or 4.8%, for the year ended December 31, 1998 as compared to the prior year. The increase is due primarily to larger balances held in fiduciary funds from foreign operations coupled with increased yields for those funds.

Expenses

Domestic operating expenses increased $16.2 million to $106.8 million or 17.9%, for the year ended December 31, 1998, compared to $90.6 million the prior year. The increase is due primarily to increased salary and benefits expenses of $10.0 million, or 18.4% due to normal salary progression and business acquisitions partially offset by the sale of the Company's general agency operations in the second quarter of 1998. Domestic operations also experienced increases in travel and marketing, and general and administrative expenses. The increased general and administrative expense is partially due to the consolidation of the Company's international corporate headquarters to Dallas, Texas in 1998, increased software amortization and loss on sale of fixed assets from the disposition of the general agency operations.

Foreign operating expenses increased $11.6 million to $44.6 million or 35.1%, for the year ended December 31, 1998, compared to $33.0 million the prior year. Similar to domestic operations, the increase is due primarily to increased salary and benefits expenses of $6.8 million, or 31.3% due to acquisitions, business expansion and normal salary progression. In addition, the increase is caused by twelve months of activity in 1998 as compared to eleven months in 1997 due to the acquisition of Swire Blanch in February 1997.

Profit Margins

Operating profit margins, calculated as income before taxes and allocation of central costs as a percentage of total revenues, were 33.2% for domestic operations for the year ended December 31, 1998, compared to 29.7% for the same period in the prior year.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's sources of funds consist primarily of brokerage commissions and fees and interest income. Funds are applied generally to the payment of operating expenses, the purchase of equipment used in the ordinary course of business, the repayment of outstanding indebtedness, and the distribution of earnings. The Company's cash and cash equivalents were $6.7 million at December 31, 1999, compared with $0.7 million in the prior year.

The Company generated $49.2 million of cash from operations in 1999, compared with $45.7 million in 1998. The increase in operating cash flow in 1999 is primarily due to the increase in net income compared to the prior year partially offset by the timing of changes in operating assets and liabilities.

Cash flow used in investing activities was $89.5 million in 1999. During 1999, the Company used $19.8 million of cash for the purchase of property and equipment, primarily computer systems. The Company used $59.8 million, net of cash acquired, to acquire the following consolidated and unconsolidated subsidiaries during 1999: Crawley Warren Group Ltd., JD Warren, Inc., remaining 30% of Swire Blanch Insurance (Holdings) Ltd., not previously owned by the Company, Michael V. Mahoney Insurance Brokers Pty Ltd. and a 50% interest in Russell Miller Advisors Asia, LLC. The Company used $16.0 million for the purchase of investments and received proceeds from the sale of investments of $5.1 million. The Company received $4.3 million in proceeds from the sale of two non-strategic subsidiaries of E.W. Blanch Holdings Ltd. in the second quarter of 1999. The Company recognized an immaterial gain in connection with this disposition.

Cash flow provided by financing activities was $46.3 million in 1999. During 1999, the primary sources of cash from financing activities were proceeds of $48.2 million from net borrowings on lines of credit and $7.6 million from the issuance of treasury shares used to fund employee benefit plans. The primary uses of cash were $6.4 million of dividends paid to shareholders and $3.2 million for the purchase of treasury stock.

The Company's long-term investment portfolio at December 31, 1999 was $32.3 million, which is comprised of equity and debt investments. The market value of the Company's investment portfolio at December 31, 1999 was $3.2 million greater than amortized cost. The Company's investment in unconsolidated subsidiaries at December 31, 1999 was $7.9 million. The Company's trading portfolio at December 31, 1999 was $5.1 million, which is comprised of debt investments. The market value of the Company's trading portfolio at December 31, 1999 was $0.2 million below amortized cost. Cash, investments and the Company's lines of credit are available and managed for the payment of its operating and capital expenditures. The Company is not subject to any significant regulatory capital requirements in connection with its business.

The Company has a $100 million unsecured revolving credit facility with several banks that will be used to fund general corporate requirements. The facility, which expires in 2001, carries market rates of interest, which may vary depending upon the Company's degree of leverage. Commitment fees of .200% to
 .375% are payable on any unused portion. The facility contains several financial covenants and restrictions related to acquisitions, payment of dividends and sales of assets. Covenants contained in the agreement require the Company to exceed minimum levels of net worth and meet a fixed charge ratio. The Company is currently in compliance with all of its covenants governing its indebtedness.
The Company had $57.8 million outstanding under this facility as of December 31, 1999, at a rate of 6.9%. This was used primarily for the acquisition of Crawley Warren Group Ltd. in the fourth quarter of 1999.

The Company also has a (pound)7.0 million secured revolving credit facility, which translates to $11.3 million at December 31, 1999. As of December 31, 1999, the Company had no outstanding balance under this facility. This facility is secured by a guarantee from E.W. Blanch Holdings, Inc. The interest rate is 0.32% above the London Inter Bank Offer Rate ("LIBOR"). In addition, the Company has a HK$7.1 million secured revolving credit facility, which translates to $0.9 million at December

31, 1999. This facility is secured by a guarantee from E.W. Blanch Holdings, Inc. As of December 31, 1999, the Company had $0.9 million outstanding under this facility. The interest rate is 0.32% above the Hong Kong Inter Bank Offer Rate ("HIBOR"). Also, the Company has a HK$5.0 million secured revolving credit facility, which translates to $0.6 million at December 31, 1999. This facility is secured by a guarantee from E.W. Blanch Holdings, Ltd. As of December 31, 1999, the Company had $0.6 million outstanding under this facility. The interest rate is 0.32% above HIBOR.

The Company paid a quarterly dividend of $0.10 per share in the first quarter of 1998. In April 1998, the Board of Directors increased the quarterly dividend to $0.12 per share. In October 1999, the Board of Directors increased the quarterly dividend to $0.14 per share. The Company intends to continue paying quarterly dividends subject to declaration by the Board of Directors.

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

The Company has various fiduciary assets in several countries other than the United States and Great Britain. The balances in these assets are very small in each country and any foreign currency rate fluctuation would have an immaterial effect on the Company's results. At December 31, 1999, the aggregate amount of these assets was $18.8 million.

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

The following table summarizes the Company's interest rate and foreign currency exchange rate sensitive financial instruments by expected maturity date as of December 31, 1999.

                                                                PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY DATE
                                                ----------------------------------------------------------------------------------
                                                                                                                        FAIR VALUE
(U.S. $ IN THOUSANDS)                                2000      2001      2002      2003      2004  THEREAFTER     TOTAL   12/31/99
----------------------------------------------------------------------------------------------------------------------------------
INTEREST RATE RISK:
Trading Portfolio Debt Instruments:
Fixed Rate Securities                             $   338   $ 1,139   $    --   $   452   $    98   $   3,326   $ 5,353   $ 5,128
                                                ----------------------------------------------------------------------------------
   Average interest rate                             6.00%     7.34%       --      5.89%     6.56%       7.03%     6.93%     6.93%

Non-Trading Portfolio Debt Instruments:
Domestic Fiduciary Fixed Rate Securities           49,108    10,087     8,312     2,052     1,046          --    70,605    70,151
                                                ----------------------------------------------------------------------------------
   Average interest rate                             5.43%     6.95%     6.90%     7.96%     8.45%         --      5.94%     5.94%

Domestic Fiduciary Variable Rate Securities         9,752        --        --        --        --          --     9,752     9,752
                                                ----------------------------------------------------------------------------------
   Average interest rate                             4.90%       --        --        --        --          --      4.90%     4.90%

Foreign Fiduciary Variable Rate Securities         94,133        --        --        --        --          --    94,133    94,133
                                                ----------------------------------------------------------------------------------
   Average interest rate                             4.50%       --        --        --        --          --      4.50%     4.50%

Revolving Credit Facilities                        59,360        --        --        --        --          --    59,360    59,360
                                                ----------------------------------------------------------------------------------
   Average interest rate                             6.86%       --        --        --        --          --      6.86%     6.86%

----------------------------------------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE RATE RISK:
British Pound Sterling Hedge Contracts            $15,000   $    --   $    --   $    --   $    --   $      --   $15,000   $   186
                                                ----------------------------------------------------------------------------------
   Average forward foreign currency
   exchange rate                                  $ 1.598        --        --        --        --          --   $ 1.598   $ 1.598

Hong Kong Dollar Denominated
Revolving Credit Facilities                         1,560        --        --        --        --          --     1,560     1,560
                                                ----------------------------------------------------------------------------------
   Average forward foreign currency
   exchange rate                                  $ 0.129        --        --        --        --          --   $ 0.129   $ 0.129

British Pound Sterling Denominated
Fiduciary Variable Rate Securities                 16,330        --        --        --        --          --    16,330    16,330
                                                ----------------------------------------------------------------------------------
   Average forward foreign currency
   exchange rate                                  $ 1.618        --        --        --        --          --   $ 1.618   $ 1.618

All Other Foreign Operations Foreign Denominated
Fiduciary Variable Rate Securities                 18,803        --        --        --        --          --    18,803    18,803
                                                ----------------------------------------------------------------------------------
   Average forward foreign currency
   exchange rate                                  various        --        --        --        --          --   various   various
----------------------------------------------------------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

Statements other than historical information contained in this Annual Report are considered forward-looking and involve a number of risks and uncertainties. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made above. Some of the factors that could cause actual results to differ materially are the following: market dynamics (including the workers' compensation reinsurance market as discussed on page 25 above), interest rate changes, regulatory changes, competition, and legal proceedings that could impact reinsurance placements facilitated by the Company. Additional information concerning risk factors are contained in the Company's Securities and Exchange Commission filings, including but not limited to the current Form 10-K, copies of which are available from the Company without charge.

Report of Independent Auditors

The Board of Directors
E.W. Blanch Holdings, Inc.

We have audited the accompanying consolidated balance sheets of E.W. Blanch Holdings, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Crawley Warren Group Ltd., a wholly-owned subsidiary acquired in 1999, which statements reflect total assets of $212,532,770 as of December 31, 1999. That balance sheet was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the balance sheet data included for Crawley Warren Group Ltd., is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and, as to the balance sheet at December 31, 1999, the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of E.W. Blanch Holdings, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



Dallas, Texas
January 25, 2000

REPORT OF THE AUDITORS
FOR THE YEAR ENDED DECEMBER 31 1999


TO THE MEMBERS OF CRAWLEY WARREN GROUP LIMITED
We have audited the financial statements on pages 2 to 15 which have been prepared following the accounting policies set out on pages 4 and 5 of the financial statements.


RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
As described in the Report of Directors, the Company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.


BASIS OF OPINION
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.


OPINION
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at December 31 1999 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.


MAZARS NEVILLE RUSSELL
Chartered Accountants and Registered Auditors
24 Bevis Marks London EC3A 7NR
January 21 2000

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                   1999         1998         1997
----------------------------------------------------------------------------------------------------------
REVENUES:
Operations                                                            $ 235,439    $ 203,613    $ 158,103
Interest income                                                           9,021        9,109        8,694
----------------------------------------------------------------------------------------------------------
Total revenues                                                          244,460      212,722      166,797

EXPENSES:
Salaries and benefits                                                    95,581       92,652       75,908
Travel and marketing                                                     16,388       15,671       13,681
General and administrative                                               48,724       38,147       29,711
Amortization of goodwill                                                  3,295        3,237        3,009
Interest expense                                                          1,565        1,685        1,326
----------------------------------------------------------------------------------------------------------
Total expenses                                                          165,553      151,392      123,635
----------------------------------------------------------------------------------------------------------

Income before taxes                                                      78,907       61,330       43,162

Income taxes                                                             32,137       24,741       17,008
----------------------------------------------------------------------------------------------------------

Net income before minority interest and equity interest
     in loss of unconsolidated subsidiaries, net of tax                  46,770       36,589       26,154
Minority interest, net of tax                                               197          995          451
Equity interest in loss of unconsolidated subsidiaries, net of tax        6,863        3,831           --
==========================================================================================================
Net income                                                            $  39,710    $  31,763    $  25,703
==========================================================================================================

Earnings per share - basic                                            $    3.07    $    2.51    $    2.03
Earnings per share - assuming dilution                                     2.89         2.42         1.99
==========================================================================================================


SEE ACCOMPANYING NOTES.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)                             1999            1998
----------------------------------------------------------------------------------------------------
ASSETS:
Cash and cash equivalents                                               $     6,662     $       707
Due from fiduciary accounts                                                  55,423          41,551
Prepaid insurance                                                             1,129           1,141
Investments, trading portfolio                                                5,128           5,245
Other current assets                                                          9,563          13,603
----------------------------------------------------------------------------------------------------
Total current assets                                                         77,905          62,247

Long-term investments                                                        32,322          18,427
Investment in unconsolidated subsidiaries                                     7,948          20,014
Property and equipment, net                                                  40,918          32,420
Intangibles, net                                                             84,226          30,425
Other assets                                                                 18,704           8,805

Fiduciary accounts - assets                                                 969,842         760,918
----------------------------------------------------------------------------------------------------
Total assets                                                            $ 1,231,865     $   933,256
====================================================================================================

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY:

LIABILITIES:
Accrued compensation                                                    $     6,037     $     9,865
Notes payable to banks under lines of credit                                 59,360          11,112
Accounts payable                                                             19,310          16,950
Current portion of long-term liabilities                                        308             289
Other current liabilities                                                    12,901          10,119
----------------------------------------------------------------------------------------------------
Total current liabilities                                                    97,916          48,335

Long-term debt, less current portion                                            249             557
Other liabilities, less current portion                                       6,809           9,177
Commitments and contingencies                                                    --              --

Fiduciary accounts - liabilities                                            969,842         760,918
----------------------------------------------------------------------------------------------------
Total liabilities                                                         1,074,816         818,987

MINORITY INTEREST:                                                              114           3,632

SHAREHOLDERS' EQUITY:
Common stock - par value $0.01 per share
      (authorized 30,000,000 shares; issued and outstanding:
      14,141,671 shares in 1999 and 1998)                                       141             141
Additional paid-in capital                                                   64,518          56,996
Treasury stock (854,171 shares in 1999 and 1,299,714 shares in 1998)        (21,446)        (26,598)
Accumulated other comprehensive income:
   Cumulative translation adjustment                                             39              53
   Unrealized gain on investments, net of tax                                 1,636           1,274
----------------------------------------------------------------------------------------------------
   Total accumulated other comprehensive income                               1,675           1,327
Retained earnings                                                           112,047          78,771
----------------------------------------------------------------------------------------------------
Total shareholders' equity                                                  156,935         110,637
----------------------------------------------------------------------------------------------------
Total liabilities, minority interest and shareholders' equity           $ 1,231,865     $   933,256
====================================================================================================


SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, (in thousands)                              1999          1998          1997
-----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                     $  39,710     $  31,763     $  25,703
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
   Depreciation and amortization                                  12,890        12,123         8,554
   Deferred income tax provision (benefit)                        (4,816)        8,241           233
   Undistributed earnings of unconsolidated subsidiaries           6,863         3,831            --
   Non-cash compensation expense                                   5,449         3,043         1,125
CHANGES IN OPERATING ASSETS AND LIABILITIES:
   Due from fiduciary accounts                                   (14,347)      (12,300)      (11,171)
   Other current assets                                           (1,076)       (6,392)       (2,009)
   Accrued compensation                                           (3,828)        3,375         2,452
   Accounts payable and other current liabilities                 11,635         5,596         8,931
Purchases of trading portfolio investments                        (3,191)       (9,267)           --
Sales of trading portfolio investments                             2,984         5,747            --
Other, net                                                        (3,069)          (90)          461
-----------------------------------------------------------------------------------------------------
Net cash provided by operating activities                         49,204        45,670        34,279

INVESTING ACTIVITIES:
Purchases of long-term investments                               (16,049)       (4,641)       (5,919)
Sales of long-term investments                                     5,062         1,771         1,118
Purchases of property and equipment, net                         (19,831)      (19,510)      (12,907)
Issuance of finance notes receivable, net                             --            --           (14)
Acquisition of unconsolidated subsidiaries and consolidated
      subsidiaries, net of cash acquired                         (59,792)      (28,487)          480
Sale of subsidiaries                                               4,260         2,500        15,092
Other, net                                                        (3,182)          (11)         (147)
-----------------------------------------------------------------------------------------------------
Net cash used in investing activities                            (89,532)      (48,378)       (2,297)

FINANCING ACTIVITIES:
Dividends paid                                                    (6,434)       (5,834)       (5,099)
Proceeds from issuance of treasury shares
      related to employee stock plans                              7,577         5,126           228
Purchase of treasury stock                                        (3,193)       (4,326)      (14,550)
Net (repayments) borrowings on lines of credit                    48,248         4,000          (140)
Payments on long-term debt                                           (80)       (6,808)       (2,353)
Other financing activities, net                                      165          (351)          471
-----------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities               46,283        (8,193)      (21,443)
=====================================================================================================

Net increase (decrease) in cash and cash equivalents               5,955       (10,901)       10,539
Cash and cash equivalents at beginning of year                       707        11,608         1,069
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $   6,662     $     707     $  11,608
=====================================================================================================


SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                          Common Stock
                                                                   ---------------------------     Additional
                                                                   Amount $0.01     Number of         Paid-in
                                                                      Par Value        Shares         Capital
                                                                   -------------------------------------------
December 31, 1996                                                         $ 141        14,142        $ 52,769
Issuance of treasury stock under employee benefit plans
Purchase of treasury stock
Comprehensive income, net of tax:
   Net income
   Foreign currency translation adjustment
   Unrealized gain on investment

   Comprehensive income, net of tax

Dividends declared on common stock
--------------------------------------------------------------------------------------------------------------

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

   Other comprehensive income, before tax
   Income tax expense related to other comprehensive income

   Other comprehensive income, net of tax

Comprehensive income, net of tax

Dividends declared on common stock
--------------------------------------------------------------------------------------------------------------

December 31, 1998                                                           141        14,142          56,996
Tax benefit of non-qualified options exercised                                                          2,840
Excess fair market value over cost of non-qualified options
 exercised                                                                                              4,682
Accrual for restricted shares
Issuance of treasury stock under employee benefit plans
Purchase of treasury stock
Net income
Other comprehensive income, before tax:
   Foreign currency translation adjustment
   Holding gain arising during period
   Reclassification adjustment

   Other comprehensive income, before tax
   Income tax expense related to other comprehensive income

   Other comprehensive income, net of tax

Comprehensive income, net of tax

Dividends declared on common stock
--------------------------------------------------------------------------------------------------------------

December 31, 1999                                                          $141        14,142         $64,518
==============================================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                    Treasury Stock          Accumulated
                                                              --------------------------          Other                      Total
                                                                              Number of   Comprehensive    Retained  Shareholders'
                                                                 Amount          Shares          Income    Earnings         Equity
                                                              ---------------------------------------------------------------------
December 31, 1996                                             $ (16,366)           (882)         $ (329)   $ 32,238       $ 68,453
Issuance of treasury stock under employee benefit plans           1,353              69                                      1,353
Purchase of treasury stock                                      (14,550)           (750)                                   (14,550)
Comprehensive income, net of tax:
   Net income                                                                                                25,703         25,703
   Foreign currency translation adjustment                                                          (37)                       (37)
   Unrealized gain on investment                                                                    629                        629
                                                                                                                     --------------
   Comprehensive income, net of tax                                                                                         26,295
                                                                                                                     ==============
Dividends declared on common stock                                                                           (5,099)        (5,099)
-----------------------------------------------------------------------------------------------------------------------------------

December 31, 1997                                               (29,563)         (1,563)            263      52,842         76,452
Tax benefit of non-qualified options exercised                                                                                 988
Excess fair market value over cost of non-qualified options
 exercised                                                                                                                   3,231
Stock granted to employees                                                                                                       8
Issuance of treasury stock under employee benefit plans           7,291             381                                      7,291
Purchase of treasury stock                                       (4,326)           (118)                                    (4,326)
Net income                                                                                                   31,763         31,763
Other comprehensive income, before tax:
   Foreign currency translation adjustment                                                          148                        148
   Holding gain arising during period                                                             2,929                      2,929
   Reclassification adjustment                                                                   (1,332)                    (1,332)
                                                                                        ----------------            ---------------
   Other comprehensive income, before tax                                                         1,745                      1,745
   Income tax expense related to other comprehensive income                                        (681)                      (681)
                                                                                        ----------------             --------------
   Other comprehensive income, net of tax                                                         1,064                      1,064
                                                                                                                     --------------
Comprehensive income, net of tax                                                                                            32,827
                                                                                                                     ==============
Dividends declared on common stock                                                                           (5,834)        (5,834)
-----------------------------------------------------------------------------------------------------------------------------------

December 31, 1998                                               (26,598)         (1,300)          1,327      78,771        110,637
Tax benefit of non-qualified options exercised                                                                               2,840
Excess fair market value over cost of non-qualified options
 exercised                                                                                                                   4,682
Accrual for restricted shares                                    (2,306)                                                    (2,306)
Issuance of treasury stock under employee benefit plans          10,651             505                                     10,651
Purchase of treasury stock                                       (3,193)            (59)                                    (3,193)
Net income                                                                                                   39,710         39,710
Other comprehensive income, before tax:
   Foreign currency translation adjustment                                                          (23)                       (23)
   Holding gain arising during period                                                             1,070                      1,070
   Reclassification adjustment                                                                     (467)                      (467)
                                                                                        ----------------             --------------
   Other comprehensive income, before tax                                                           580                        580
   Income tax expense related to other comprehensive income                                        (232)                      (232)
                                                                                        ----------------             --------------
   Other comprehensive income, net of tax                                                           348                        348
                                                                                                                     --------------
Comprehensive income, net of tax                                                                                            40,058
                                                                                                                     ==============
Dividends declared on common stock                                                                           (6,434)        (6,434)
-----------------------------------------------------------------------------------------------------------------------------------

December 31, 1999                                              ($21,446)           (854)         $1,675    $112,047       $156,935
===================================================================================================================================

THE INCOME TAX EXPENSE OR (BENEFIT) FOR EACH COMPONENT OF OTHER COMPREHENSIVE
   INCOME FOR 1999 AND 1998 IS AS FOLLOWS: FOREIGN CURRENCY TRANSLATION ADJUSTMENT $9 AND $58; HOLDING GAIN ARISING DURING PERIOD $(428) AND $1,142 AND RECLASSIFICATION ADJUSTMENT $187 AND $(519), RESPECTIVELY.

SEE ACCOMPANYING NOTES.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1    ORGANIZATION AND BASIS OF PRESENTATION

E. W. Blanch Holdings, Inc. and its subsidiaries ("the Company") and its predecessor organizations have been in operation since 1957. The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. The Company categorizes its business operations into two geographic segments, domestic and foreign operations.

Nature of Business

The Company is a provider of risk management and distribution services to insurance companies, reinsurance companies, Fortune 1000 companies, government entities and financial institutions. These services are sold both on bundled and component bases. Major components provided include reinsurance intermediation and technical, analytical and financial consulting services. As a reinsurance intermediary, the Company structures and arranges reinsurance between insurers seeking to cede insurance risks and reinsurers willing to assume such risks. The Company receives and disburses funds for premium and loss transactions under reinsurance contracts on behalf of insurance and reinsurance companies, and provides reinsurance transaction reporting and reinsurance consulting services. The Company earns revenues from the structuring, placement and servicing of reinsurance, primarily on a treaty basis. The Company also earns fees from providing technical, analytical, financial and pension consulting services.

     Investment income is earned from the temporary investment of fiduciary funds held by the Company, and from investments owned by the Company.


2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Company and its wholly and majority owned subsidiaries. All material inter-company accounts and transactions have been eliminated.

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

Revenue Recognition

Reinsurance brokerage is recognized at the later of the billing or effective date of the reinsurance contract. Any subsequent adjustments, including cancellations, are recognized upon notification from the ceding companies, unless these amounts are subject to reasonable estimation by the Company.

     Primary insurance distribution commissions and fees are recognized when the underlying premiums are due, provided that substantially all services relating to the placement of the insurance are complete, the policy premium is known or can be reasonably estimated and coverage is provided under the insurance policy. Any adjustments to commissions, primarily from cancellations, are estimated when the initial commission on the policy is recognized.

     Risk management fees and financial and pension consultancy commissions and fees are recognized during the period when services are provided or according to the terms specified in the contract.

Financial Instruments

Management has classified its investments in debt and marketable equity securities as either for trading purposes or as available for sale. The Company's trading portfolio is carried at fair value and the corresponding unrealized holding gains or losses are recognized in earnings for the period. The Company's available for sale portfolio, included in long-term investments on the balance sheet, is carried at fair value and the corresponding unrealized gains or losses, net of applicable deferred taxes, are recognized as a separate component of shareholders' equity. Fair values are generally based on quoted market prices.

     The Company's non-marketable securities, included in long-term investments on the balance sheet, are carried at amortized cost, less any impairment charges. Realized gains and losses on sales of investments are determined using the specific identification method.

     Financial instruments held by the Company other than investments include notes receivable, notes payable to banks, and long-term debt. These instruments are carried at their net unpaid principal balances which approximate fair value.

Investment in Unconsolidated Subsidiaries

Equity investments over which the Company has the ability to exercise significant influence, generally determined by ownership of at least 20% but no more than 50% of the voting stock of the investee, are accounted for under the equity method. The equity method requires the investment initially to be recorded at cost and subsequently increased (decreased) for the Company's share of net income (loss), including eliminations for the Company's share of inter-company transactions and amortization of goodwill, and reduced when dividends are received until these costs are recovered.

Cash and Cash Equivalents

The Company considers investments in money market funds to be cash equivalents. The carrying amount of cash and cash equivalents reported in the balance sheet approximates fair value.

Depreciation and Amortization

Fixed assets are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the respective assets. The estimated useful life for office computer hardware and software is 3 to 5 years and office furniture and equipment is 7 years. Leasehold improvements are amortized on a straight-line basis over the life of the improvement or the remaining term of the respective lease, whichever is shorter. Amortization of amounts capitalized under capital leases is included with depreciation expense.

Software Development Costs

The Company has software that is developed internally. If the intended use of the software is for internal purposes, then certain costs associated with the software development are capitalized and amortized straight-line over the estimated useful life of the software. If the Company plans to market the software to third parties, then the associated costs are expensed when incurred until technological feasibility of the software is established. Subsequent costs incurred are capitalized and amortized over the remaining estimated economic life of the product using the greater of the straight-line method or the amount computed by comparing period revenues to total expected product revenues.

Intangibles

The Company has intangible assets consisting of goodwill and software license fees. Software licenses are amortized over the remaining estimated economic life of the product using the greater of the straight-line method or the amount computed by comparing period revenues to total expected product revenues. The software license balance is currently being amortized over five years.

     The excess of cost over the fair value of net assets acquired (or goodwill) is amortized on a straight-line basis over its estimated useful life. Initial amortization periods range from 5 to 20 years. Accumulated amortization of goodwill at December 31, 1999 and 1998 was $19.2 and $15.9 million, respectively. The Company eliminated $6.9 million of goodwill in relation to the sale of its general agency operations in the second quarter of 1998. Management annually reviews the recoverability of intangibles using undiscounted cash flow modeling. A write-down is recorded when the sum of the expected future net cash flows is less than the book value.

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

     In accordance with applicable regulations, the Company maintains cash resulting from fiduciary transactions in separate bank and investment accounts. The average balances and weighted average interest rates in these accounts were $174.6 million and 4.60%, and $128.6 million and 4.99% at December 31, 1999 and 1998, respectively.

Foreign Currency Translation

The Company's primary functional currency is the U.S. dollar. The functional currency of the Company's foreign operations is the currency of the primary economic environment in which the subsidiary operates. The Company translates income and expense accounts at the average rate in effect for the period. Balance sheet accounts are translated at the period end exchange rate. Adjustments resulting from the balance sheet translation are reflected in Shareholders' Equity.

Income Taxes

The Company files a consolidated federal income tax return. Deferred taxes are recognized for all temporary differences between the tax and financial reporting basis of the Company's assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.

Stock Based Compensation

As permitted by SFAS No. 123, "Accounting for Stock Based Compensation," the Company continues to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and the related interpretations in accounting for its stock options. The disclosures required by SFAS No. 123 have been included in the accompanying notes to the Company's financial statements.

Other New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

     While an analysis is not complete, based on the Company's derivative positions at December 31, 1999, management does not anticipate that the adoption of the new statement will have a significant effect on earnings or the financial position of the Company. Because the standard allows certain foreign currency transactions to be accounted for as hedges for financial reporting purposes that were not previously treated as hedges, the Company may change its policies toward the management of certain foreign currency exposures. Any changes that may occur would be to further reduce the Company's exposure to foreign currency risks.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company will adopt SAB No. 101 in the first quarter of 2000. Management is currently analyzing the effect of applying SAB No. 101 and the impact on prior periods, if material, will be reported in the first quarter of 2000 as a cumulative effect adjustment.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.


3    ACQUISITIONS AND DISPOSITIONS

In the third quarter of 1999, the Company acquired JD Warren, Inc. a Pittsburgh, Pennsylvania based services company specializing in the identification and recovery of outstanding third-party deductibles for the insurance industry. This acquisition is accounted for under the purchase method of accounting. The cost of this acquisition was $17.5 million. The Company added $17.4 million of goodwill with this acquisition which is being amortized over 20 years.

     In the third quarter of 1999, the Company purchased the thirty percent of its international joint venture, Swire Blanch Insurance (Holdings) Ltd., it did not previously own. Swire Blanch Insurance (Holdings) Ltd. is now a wholly owned subsidiary of the Company and has been renamed E.W. Blanch Holdings Ltd.

     In the fourth quarter of 1999, the Company acquired Crawley Warren Group Ltd., a leading Lloyd's broker and provider of special risk management services around the world. The cost of this acquisition was $40.4 million. This acquisition is accounted for under the purchase method of accounting. Accordingly, goodwill of approximately $33.9 million resulting from the preliminary purchase price allocation is being amortized over 20 years. Assets acquired and liabilities assumed have been reported at their estimated fair values which will be finalized in 2000.

     In the fourth quarter of 1999, the Company acquired Michael V. Mahoney Insurance Brokers Pty Ltd., an Australian general retail broker. This acquisition is accounted for under the purchase method of accounting. The cost of this acquisition was $2.9 million. The Company added $2.1 million of goodwill with this acquisition.

     The following are the pro forma results for the Company had the companies described above been acquired at the beginning of the periods indicated (unaudited - in thousands, except per share amounts):

                                                Twelve Months Ended
                                                   December 31,
                                                    1999            1998
                                              --------------------------
               Revenues                         $275,573        $248,402
               Net Income                        $37,756         $33,738
               Earnings per Share - Diluted        $2.74           $2.57

     In the second quarter of 1999, the Company sold two non-strategic subsidiaries of E.W. Blanch (Holdings), Ltd.

     In the second quarter of 1998, the Company completed its acquisition of Walbaum Americana, S.A. ("Walbaum"), a Buenos Aires, Argentina based provider of risk management services in Latin America. In the third quarter of 1998, the Company completed acquisitions of Dunn & Carter Ltd. ("Dunn & Carter"), a London based insurance broker specializing in retrocessional reinsurance and K2 Technologies, Inc. ("K2"), a San Jose, California based company specializing in the design and support of interactive software platforms for use in risk assessment and engineering as well as information integration. The Company uses purchase accounting to account for these acquisitions. The combined cost of these acquisitions was $11.8 million. The combined pro forma impact on net income from these acquisitions prior to their respective acquisition dates would have had an immaterial impact on consolidated net income and earnings per share for 1998.

     In the second quarter of 1998, the Company sold its San Antonio, Texas based operations including the sale of its general agency, Blanch Insurance Services, Inc., and other selected assets. As part of the sale agreement, the Company became a shareholder of the purchasing company.

     The Company acquired a software license in 1998 for $2.5 million. Accumulated amortization of the software license at December 31, 1999 was $0.6 million. Unamortized software license fees at December 31, 1999 were $1.9 million.

4    INVESTMENTS

The Company's investments, at December 31, are summarized as follows:

1999
TRADING                                         Gross Unrealized
                                              ----------------------        Fair
(IN THOUSANDS)                        Cost      Gains      (Losses)        Value
--------------------------------------------------------------------------------

Debt  investments                 $  5,353    $     --     $   (225)    $  5,128
Equity  investments                     --          --           --           --
--------------------------------------------------------------------------------
                                  $  5,353    $     --     $   (225)    $  5,128
================================================================================

AVAILABLE FOR SALE                              Gross Unrealized
                                              ----------------------        Fair
(IN THOUSANDS)                        Cost      Gains      (Losses)        Value
--------------------------------------------------------------------------------

Debt investments                  $  6,857    $     --     $     --     $  6,857
Equity investments                   5,740       3,158           --        8,898
--------------------------------------------------------------------------------
                                  $ 12,597    $  3,158     $     --     $ 15,755
================================================================================

OTHER                                          Gross Unrealized
                                             ----------------------         Fair
(IN THOUSANDS)                        Cost      Gains      (Losses)        Value
--------------------------------------------------------------------------------

Debt investments                  $     --    $     --     $     --     $     --
Equity investments                  16,567          --           --       16,567
--------------------------------------------------------------------------------
                                  $ 16,567    $     --     $     --     $ 16,567
================================================================================

TOTAL LONG-TERM INVESTMENTS                     Gross Unrealized
                                             ----------------------         Fair
(IN THOUSANDS)                        Cost      Gains      (Losses)        Value
--------------------------------------------------------------------------------

Debt investments                  $  6,857    $     --     $     --     $  6,857
Equity investments                  22,307       3,158           --       25,465
--------------------------------------------------------------------------------
                                  $ 29,164    $  3,158     $     --     $ 32,322
================================================================================

TOTAL                                           Gross Unrealized
                                             ----------------------         Fair
(IN THOUSANDS)                        Cost      Gains      (Losses)        Value
--------------------------------------------------------------------------------

Debt investments                  $ 12,210    $     --     $   (225)    $ 11,985
Equity investments                  22,307       3,158           --       25,465
--------------------------------------------------------------------------------
                                  $ 34,517    $  3,158     $   (225)    $ 37,450
================================================================================

1998
TRADING                                         Gross Unrealized
                                             ----------------------         Fair
(IN THOUSANDS)                        Cost      Gains      (Losses)        Value
--------------------------------------------------------------------------------

Debt investments                  $  5,147    $     98     $     --     $  5,245
Equity investments                      --          --           --           --
--------------------------------------------------------------------------------
                                  $  5,147    $     98     $     --     $  5,245
================================================================================

AVAILABLE FOR SALE                              Gross Unrealized
                                             ----------------------         Fair
(IN THOUSANDS)                        Cost      Gains      (Losses)        Value
--------------------------------------------------------------------------------

Debt investments                  $  6,382    $     --     $     --     $  6,382
Equity investments                   7,102       2,150         (407)       8,845
--------------------------------------------------------------------------------
                                  $ 13,484    $  2,150     $   (407)    $ 15,227
================================================================================

OTHER                                           Gross Unrealized
                                             ----------------------         Fair
(IN THOUSANDS)                        Cost      Gains      (Losses)        Value
--------------------------------------------------------------------------------

Debt investments                  $     --    $     --     $     --     $     --
Equity investments                   3,200          --           --        3,200
--------------------------------------------------------------------------------
                                  $  3,200    $     --     $     --     $  3,200
================================================================================

TOTAL LONG-TERM INVESTMENTS                     Gross Unrealized
                                             ----------------------         Fair
(IN THOUSANDS)                        Cost      Gains      (Losses)        Value
--------------------------------------------------------------------------------

Debt investments                  $  6,382    $     --     $     --     $  6,382
Equity investments                  10,302       2,150         (407)      12,045
--------------------------------------------------------------------------------
                                  $ 16,684    $  2,150     $   (407)    $ 18,427
================================================================================

TOTAL                                           Gross Unrealized
                                             ----------------------         Fair
(IN THOUSANDS)                        Cost      Gains      (Losses)        Value
--------------------------------------------------------------------------------

Debt investments                  $ 11,529    $     98     $     --     $ 11,627
Equity investments                  10,302       2,150         (407)      12,045
--------------------------------------------------------------------------------
                                  $ 21,831    $  2,248     $   (407)    $ 23,672
================================================================================

     Gross gains realized on the sales of investments were $1.9 million and $1.4 million for the year ended December 31, 1999 and 1998, respectively. Gross losses realized on the sales of investments were $0.7 million and $0.1 million for the years ended December 31, 1999 and 1998, respectively.

     The cost and fair values of debt securities at December 31, 1999, by contractual maturity, are summarized as follows:

                                                                            Fair
(IN THOUSANDS)                                              Cost           Value
--------------------------------------------------------------------------------
Due in one year or less                                 $    338       $     335
Due after one year through five years                      5,403           5,348
Due after five years                                       6,469           6,302
--------------------------------------------------------------------------------
                                                       $  12,210       $  11,985
================================================================================

     The following table summarizes investments accounted for under the equity method with their respective percentage of ownership, equity in net assets and carrying value as of December 31, 1999.

                                             Percentage
                                              of Common    Equity in    Carrying
(IN THOUSANDS)                              Stock Owned   Net Assets       Value
--------------------------------------------------------------------------------
Catastrophe Risk Exchange, Inc. (1)               50.0%    $   1,000    $  4,951
Insurance Holdings of America, LLC (1)(2)         18.6%        2,167          --
MSTC Blanch S.A. (1)                              35.0%          319       1,593
Russell Miller Advisors Asia, LLC (1)             50.0%        1,559       1,404
--------------------------------------------------------------------------------
Total Investment in Unconsolidated Subsidiaries            $   5,045    $  7,948
================================================================================

(1) The difference between the initial cost and the equity in net assets at the acquisition date is being amortized over 20 years.
(2) The Company's portion of losses on the Insurance Holdings of America, LLC investment have reduced its carrying value to zero.

     The following is a summarized balance sheet of all of the Company's unconsolidated subsidiaries before taking the Company's ownership percentage as of December 31, 1999.

(IN THOUSANDS)
--------------------------------------------------------------------------

Current assets                                                $    30,255
Non current assets                                                 16,882
                                                            --------------
Total assets                                                  $    47,137
                                                            ==============

Current liabilities                                           $    18,654
Non current liabilities                                            12,055
Shareholders' equity                                               16,428
                                                            --------------
Total liabilities and shareholders' equity                    $    47,137
==========================================================================


   The combined revenue and net loss of all of the Company's unconsolidated subsidiaries, before taking the Company's ownership percentage, for 1999 was $9.3 million and ($31.6) million, respectively.

5    PROPERTY AND EQUIPMENT

The Company's property and equipment at December 31 are summarized as follows:

(in thousands)                         1999           1998
-----------------------------------------------------------
Computer hardware                  $ 19,256       $ 16,581
Computer software                    28,208         20,932
Office furniture and equipment       16,591         14,419
Leasehold improvements                7,042          5,101
Automobiles                             427          1,312
-----------------------------------------------------------
                                     71,524         58,345
Less accumulated depreciation
and amortization                    (30,606)       (25,925)
-----------------------------------------------------------
                                   $ 40,918       $ 32,420
===========================================================

The Company's depreciation expense was $4.4 million, $5.4 million, and $3.3 million for 1999, 1998 and 1997, respectively. The amortization expense was $5.2 million, $3.5 million and $2.2 million, for 1999, 1998 and 1997, respectively. Of this amortization expense, computer software was $4.6 million, $3.0 million and $1.2 million for 1999, 1998 and 1997, respectively.

6    LONG-TERM DEBT

The Company's long-term debt at December 31 is summarized as follows:

(IN THOUSANDS)                                          1999         1998
--------------------------------------------------------------------------

Capital lease obligations                              $ 557        $ 846
Less current portion                                    (308)        (289)
--------------------------------------------------------------------------
                                                       $ 249        $ 557
==========================================================================

     Maturities of long-term debt are summarized as follows:

(IN THOUSANDS)
--------------------------------------------------------------------------
2000                                                                 $308
2001                                                                  249
--------------------------------------------------------------------------


7    LINES OF CREDIT

The Company has a $100 million unsecured revolving credit facility with several banks that will be used to fund general corporate requirements. The facility, which expires in 2001, carries market rates of interest, which may vary depending upon the Company's degree of leverage. Commitment fees of .200% to
 .375% are payable on any unused portion. The facility contains several financial covenants and restrictions related to acquisitions, payment of dividends and sales of assets. Covenants contained in the agreement require the Company to exceed minimum levels of net worth and meet a fixed charge ratio. The Company is currently in compliance with all of its covenants governing its indebtedness.
The Company had $57.8 million outstanding under this facility as of December 31, 1999, at a rate of 6.9%. This was used primarily for the acquisition of Crawley Warren Group Ltd. in the fourth quarter of 1999.

     The Company also has a (pound)7.0 million secured revolving credit facility, which translates to $11.3 million at December 31, 1999. This facility is secured by a guarantee from E.W. Blanch Holdings Inc. As of December 31, 1999, the Company had no outstanding balance under this facility. The interest rate is 0.32% above the London Inter Bank Offer Rate ("LIBOR"). In addition, the Company has a HK$7.1 million secured revolving credit facility, which translates to $0.9 million at December 31, 1999. This facility is secured by a guarantee from E.W. Blanch Holdings Inc. As of December 31, 1999, the Company had $0.9 million outstanding under this facility. The interest rate is 0.32% above the Hong Kong Inter Bank Offer Rate ("HIBOR"). Also, the Company has a HK$5.0 million secured revolving credit facility, which translates to $0.6 million at December 31, 1999. This facility is secured by a guarantee from E.W. Blanch Holdings Ltd. As of December 31, 1999, the Company had $0.6 million outstanding under this facility. The interest rate is 0.32% above HIBOR.

8    SHAREHOLDERS' EQUITY

Preferred Stock

The Board of Directors may, from time to time, direct the issuance of preferred stock in one or more series and may, at the time of issuance, determine the rights, preferences, and limitations of each series. The issuance of preferred stock may adversely affect various rights, including dividend and voting rights, of the common shareholders and may be used as an anti-takeover device.

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

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share, for the years ended December 31:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                               1999         1998         1997
------------------------------------------------------------------------------------------------------
Numerator for earnings per share - basic and assuming dilution:

Net income                                                          $39,710      $31,763      $25,703
------------------------------------------------------------------------------------------------------

Denominator for per share, basic weighted-average shares             12,938       12,678       12,656

Effect of dilutive securities:
   Employee stock options                                               715          414          289
   Employee restricted stock grants                                     109           54           --

Denominator for earnings per share, assuming dilution-
   adjusted weighted-average shares and assumed conversions          13,762       13,146       12,945
                                                                   -----------------------------------

Earnings per share - basic                                            $3.07        $2.51        $2.03
Earnings per share - assuming dilution                                $2.89        $2.42        $1.99
======================================================================================================

Dividends

The Company initiated the payment of a quarterly cash dividend during the fourth quarter of 1993. In October 1999, the Board of Directors increased the quarterly cash dividend to $0.14 per share from $0.12 per share. The Company intends to continue paying quarterly dividends subject to declaration by the Board of Directors. The Company is not subject to any regulatory or capital requirements that restrict its ability to pay dividends, except for the minimum net worth requirement in its credit facility (see Note 7).

Treasury Shares

The Company uses treasury shares to fund its equity-based contributions to the employee benefit plans.

9    INCOME TAXES

Income taxes for the years ended December 31 are summarized as follows:

(in thousands)             1999           1998          1997
-------------------------------------------------------------
Current:
     Federal           $ 25,736       $ 10,431      $ 12,592
     State                2,344          1,824         1,864
     Foreign              4,251          6,528         2,319
-------------------------------------------------------------
                         32,331         18,783        16,775
Deferred taxes:
     Federal                 11          8,944           745
     State                   21            773            16
     Foreign               (226)        (3,759)         (528)
-------------------------------------------------------------
                           (194)         5,958           233
-------------------------------------------------------------
                       $ 32,137       $ 24,741      $ 17,008
=============================================================

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate for the years ended December 31 is summarized as follows:

(in thousands)                         1999           1998           1997
--------------------------------------------------------------------------
Income tax at the federal
     statutory rate                $ 27,852       $ 21,466       $ 15,107
State taxes, net of federal
     tax benefit                      2,366          2,597          1,212
Foreign taxes at rate
     other than U.S. rate               422            347            252
Non-deductible meals and
     entertainment                      342            402            457
Goodwill amortization                   501            359            526
Other                                   654           (430)          (546)
--------------------------------------------------------------------------
                                   $ 32,137       $ 24,741       $ 17,008
==========================================================================

Pre-tax income attributed to domestic operations was $68.6 million, and pre-tax income attributed to foreign operations was $10.3 million for the year ended December 31, 1999.

Deferred tax assets and liabilities are comprised of the following at December
31:

(in thousands)                                    1999         1998        1997
--------------------------------------------------------------------------------
Deferred tax assets:
     Foreign net operating losses              $ 1,529      $ 1,611      $  528
     Lease obligations                              42           --         535
     Intangible assets                             158          512       6,905
     Unrealized gains on investments             5,302          680          --
     Accrued expenses                            5,785        3,751         563
--------------------------------------------------------------------------------
                                                12,816        6,554       8,351
Valuation allowance                             (1,143)      (1,204)         --
--------------------------------------------------------------------------------
Total deferred tax assets                       11,673        5,350       8,351
================================================================================
Deferred tax liabilities:
     Lease obligations                              --        1,643          --
     Property, plant and equipment               4,749        1,503       1,029
     Deferred revenue on customer contracts        514          610         630
--------------------------------------------------------------------------------
     Total deferred tax liabilities              5,263        3,756       1,659
================================================================================
     Net deferred tax assets                   $ 6,410      $ 1,594      $6,872
================================================================================

10   STOCK PLANS

The Company adopted the E. W. Blanch Holdings Inc. Employee Stock Purchase Plan ("the ESPP") in May 1994. Pursuant to the ESPP, eligible employees of the Company may purchase shares of the Company's common stock at 90% of fair market value, subject to certain limitations and qualifications. The Company has reserved 300,000 shares of common stock for issuance under the ESPP. At December 31, 1999, approximately 39,274 shares had been issued under the ESPP.

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

     Outstanding grants of shares under the 1993 Stock Plan were 2,197,281 and 1,927,874 at December 31, 1999 and 1998, respectively, with a weighted average exercise price of $34.81 and $26.41 at December 31, 1999 and 1998, respectively. The weighted average contractual life for options outstanding under the 1993 Stock Plan at December 31, 1999 was 7.6 years. Outstanding restricted stock awards under the 1993 Stock Plan were 145,451 at December 31, 1999. Exercised option grants under the 1993 Stock Plan were 432,367 shares. Vested stock awards under the 1993 Stock Plan were 156,618 at December 31, 1999. In addition, the Company had reserved 427,996 and 488,460 shares at December 31, 1999 and 1998, respectively, for future grant, resulting in 1,040,287 and 1,712,183 shares available for grant under the 1993 Stock Plan at December 31, 1999 and 1998, respectively.

The original term of such options is 10 years and options become exercisable over the first three years of the term. There were 1,157,847 options exercisable at December 31, 1999.

     In July 1998, the Company acquired K2 Technologies, Inc. ("K2"). As part of the acquisition, the Company converted the outstanding K2 options into options to purchase the Company's common stock. The Company reduced the number of shares subject to K2 options outstanding to reflect the Company's stock price at the date of acquisition. The K2 options retain their original exercise price, which is equal to the grant date market price, and their original grant dates per the terms of the K2 option plans prior to the acquisition. The weighted average exercise price for the K2 options outstanding at December 31, 1999 is $1.68 with a weighted average contractual life of 7.1 years. The term for the K2 options is 10 years and the options become exercisable evenly over the first four years of the term. The Company had outstanding option grants of 12,970 shares at December 31, 1999. There were 7,509 options exercisable at December 31, 1999.

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

     Outstanding grants under the 1997 Stock Plan were 250,000 at December 31, 1999, with an exercise price of $31.38 and a weighted average contractual life of 7.8 years. The original term of all stock options is 10 years and the options become exercisable over the first three years of the term. There were 166,667 options exercisable at December 31, 1999.

     The Company adopted the Directors' Stock Option Plan in July 1998. Pursuant to the Directors' Stock Option Plan, directors of the Company are eligible to receive stock options. The Company has reserved 300,000 shares of common stock for issuance under the Directors' Stock Option Plan. Outstanding grants under the Directors' Stock Option Plan were 45,000 shares at December 31, 1999, with a weighted average exercise price of $36.86 and a weighted average contractual life of 8.1 years. The original term of all stock options is 10 years and the options become exercisable over the first three years of the term. There were 20,000 options exercisable at December 31, 1999.

The following is a summary of options outstanding by range of grant price:

                                                        $17.50 -      $26.26 -      $56.06 -            ALL
                                    LESS THAN $3.26       $26.25        $37.00        $66.62        OPTIONS
------------------------------------------------------------------------------------------------------------
Options outstanding                          12,970      879,302     1,035,968       577,011      2,505,251
Average option price per share                $1.68       $21.45        $32.39        $58.18         $34.33
Weighted average contractual life               7.1          6.0           7.9           9.5            7.6
Options exercisable                           7,509      742,247       602,267            --      1,352,023
Average option price per share                $1.34       $21.20        $31.91            --         $25.86
------------------------------------------------------------------------------------------------------------

Option activity during 1999, 1998 and 1997 was as follows:

                                                                              AVERAGE
                                                                               OPTION
                                                                            PRICE PER
                                                            SHARES              SHARE
--------------------------------------------------------------------------------------
 Outstanding at December 31, 1996                          785,333             $19.80
 Granted                                                 1,296,500              28.20
 Cancelled                                                 (37,165)             20.22
 Exercised                                                  (1,668)             18.50
--------------------------------------------------------------------------------------
 Outstanding at December 31, 1997                        2,043,000             $25.16
--------------------------------------------------------------------------------------

 Granted                                                   362,373              31.84
 Cancelled                                                 (50,962)             19.26
 Exercised                                                (110,804)             18.74
--------------------------------------------------------------------------------------
 Outstanding at December 31, 1998                        2,243,607             $26.69
--------------------------------------------------------------------------------------

 Granted                                                   620,279              56.07
 Cancelled                                                 (24,491)             37.62
 Exercised                                                (334,144)             23.12
--------------------------------------------------------------------------------------
 Outstanding at December 31, 1999                        2,505,251             $34.33
--------------------------------------------------------------------------------------

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

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                           1999          1998           1997
-----------------------------------------------------------------------------------------------------
Net income - as reported                                        $39,710       $31,763        $25,703
Net income - pro forma                                           34,753        26,849         24,470
Earnings per share, basic - as reported                           $3.07         $2.51          $2.03
Earnings per share, assuming dilution - as reported               $2.89         $2.42          $1.99
Earnings per share, basic - pro forma                             $2.69         $2.12          $1.93
Earnings per share, assuming dilution - pro forma                 $2.53         $2.04          $1.89
-----------------------------------------------------------------------------------------------------

     The pro forma net income and earnings per share may not be representative of the effects on net income and earnings per share in future years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                   1999          1998          1997
------------------------------------------------------------------------------------
Expected dividend yield                           0.90%         1.00%         1.20%
Expected stock price volatility                  21.20%        20.45%        20.85%
Expected life of options                        7 years       7 years       7 years
------------------------------------------------------------------------------------

     The Company used the seven-year United States Treasury Note rate at the date of grant for the risk-free interest rate assumption. The range of these rates was 4.7% to 5.4% in 1999, 5.5% to 5.8% in 1998, and 6.0% to 6.9% in 1997.
The weighted average fair value of options granted during 1999, 1998 and 1997 was $20.40, $11.72 and $11.28 per share, respectively.

     The Company has a Non-Employee Directors' Stock Plan ("the Directors' Plan"). The Directors' Plan permits each participant to elect to receive or defer all or a portion of the directors' fees in common stock of the Company. The Company has reserved 25,000 shares of Common Stock for issuance under the Directors' Plan. At December 31, 1999, approximately 2,139 shares of stock have been earned under this plan at an average cost of $19.93 per share.

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

     If target performance goals are achieved and the Compensation Committee so certifies, the participant is awarded restricted stock equal to two times the amount of base compensation foregone, subject to a three-year vesting schedule. If target performance is not achieved the participant is awarded restricted stock equal in value to 50% of base compensation foregone, fully vesting on April 1 following the end of the performance period. The Company achieved its target performance goal in 1999 and 1998 performance periods. Shares granted come out of the 1993 Stock Plan. The Company will award approximately 135,283 shares of restricted stock for the 1999 performance period and has granted 142,894 shares in 1999 for the 1998 performance period to participants subject to a three-year vesting period under the 1993 Stock Plan. In accordance with APB Opinion No. 25, the Company recognized $5.4 million and $3.0 million of compensation expense in 1999 and 1998, respectively for both the 1999 and 1998 performance periods. The weighted average fair value of shares granted for the 1998 performance period is $51.25 at the date of grant.

11   EMPLOYEE BENEFITS AND INCENTIVE PLANS

The Company has a defined contribution retirement plan ("the Retirement Plan") for most of its domestic employees. Contributions to the Retirement Plan are discretionary and generally are equal to 7.5% of the employee's base salary. Employees with salaries that exceed the Internal Revenue Service limit for qualified plans receive the difference between 7.5% of their salary and the IRS allowable plan contribution in cash. Total Retirement Plan expense for 1999, 1998, and 1997 was $2.6 million, $2.5 million, and $2.3 million, respectively.

Of those amounts, $0.5 million, $0.4 million, and $0.3 million were paid in cash in 1999, 1998, and 1997, respectively.

     The Company has a cash bonus and stock option incentive plan ("the Incentive Plan") designed to reward employees for exceptional performance. The amount of the award is tied to the achievement of certain objective performance goals established by the Compensation Committee of the Board of Directors. The goals may be based on various business criteria including stock price, market share, sales, earnings per share, return on equity, return on invested capital or net assets employed, cumulative total return to shareholders, consolidated pre-tax earnings, net earnings, operating income, earnings before interest and taxes, and cash flow - all computed in accordance with generally accepted accounting principles. Shares granted come out of the 1993 Stock Plan. Total cash bonus incentive plan expense for 1999, 1998, and 1997 was $1.5 million, $7.4 million, and $2.3 million, respectively. For 1999, the Company reserved approximately 12,000 option grants of common stock. For 1998, the Company granted 244,364 option grants under the Incentive Plan.

     The Company's foreign subsidiary, E.W. Blanch Ltd., has a defined contribution retirement plan ("E.W. Blanch Ltd. Plan") for its eligible employees. Contributions to the E.W. Blanch Ltd. Plan are equal to 4.0% to 10.0% of the employees salary based upon employee participations. Total Swire Plan expense for 1999, 1998, and 1997 was $1.6 million, $1.6 million, and $1.3 million, respectively.

12   RELATED PARTY TRANSACTIONS

The Company had outstanding notes receivable from employees totaling $1.6 million and $1.4 million at December 31, 1999 and 1998, respectively. The majority of these notes are interest bearing and are payable over ten years beginning in 1999.

     The Company purchased a software license from Insurance Holdings of America, Inc. ("IHA") for $2.5 million in 1998. The Company owns 18.6% of outstanding common shares of IHA as of December 31, 1999. The Company entered into an agreement with Consumer Insurance Services of America, Inc. ("CISA"), a subsidiary of IHA, to develop and implement its program to offer insurance products to members and/or employees of Sam's Club. The Company received $0.6 million from IHA in 1999 to provide this service.

     In February 1997, the Company purchased 750,000 shares of its common stock, at a negotiated price of $19.40 per share, from its Chairman. Total consideration was $14.6 million.

13   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Supplemental disclosure of cash flow information for the years ended December 31 is as follows:

(IN THOUSANDS)                                         1999      1998      1997
--------------------------------------------------------------------------------
Cash paid during the period for:
      Interest                                       $1,543    $1,693    $1,178
      Income taxes
      (federal, state, city and foreign)             31,205    14,928     9,540
Non-cash investing activities:
      Non-cash consideration from sale of subsidiary     --     7,696        --
================================================================================

14   COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has operating leases for its headquarters, branch office facilities, and certain equipment. Total rent expense for such operating leases was $9.6 million, $8.8 million, and $6.8 million for 1999, 1998, and 1997, respectively.

     Future minimum rental payments required under these leases are summarized as follows:

(IN THOUSANDS)
----------------------------------------------------------------

2000                                                    $10,890
2001                                                      9,719
2002                                                      9,286
2003                                                      8,309
2004                                                      6,955
Thereafter                                               25,839
----------------------------------------------------------------
                                                        $70,998
================================================================

Unicover Litigation and Workers' Compensation Reinsurance Issues

The workers' compensation reinsurance industry was impacted in 1999 by certain events principally surrounding an entity called Unicover Managers, Inc. ("Unicover"). Unicover served as a managing general underwriter for various insurance companies that provided reinsurance coverage to the workers' compensation primary insurance industry. It has been alleged that Unicover, on behalf of companies it represented, assumed reinsurance exposures at prices and volume levels that were imprudent for those companies and their retrocessionaires, and that correspondingly were advantageous to the customers who procured reinsurance coverage through Unicover. Various clients of the Company, employing the Company's reinsurance intermediary services, procured worker's compensation reinsurance coverage through Unicover in late 1998 and early 1999.

     One client that the Company assisted in procuring reinsurance through Unicover was the "AIG" group of insurance companies. A lawsuit was commenced in 1999 relating to that reinsurance program. The Company is the third-party defendant and cross-claimant in that litigation, which is described in more detail in the Legal Proceedings section of this note.

     The Company also assisted various other clients in procuring workers' compensation reinsurance coverage with Reliance Insurance Company ("Reliance"), managed by Unicover. In

1999, Reliance engaged in negotiations with those clients of the Company, to settle Reliance's reinsurance obligations to those clients of the Company. In January 2000, Reliance announced that those settlement negotiations had been successfully concluded. Also in January 2000, Reliance and the Company reached an agreement in principle concerning the Company's brokerage revenue associated with these settled reinsurance placements. As a result of this agreement, the Company will not experience any material adverse impact with respect to revenues the Company has previously recognized for these placements.

     The Company also assisted another client company, EBI Indemnity Company ("EBI") in procuring workers' compensation reinsurance coverage through Unicover. The Company has been advised that the reinsurance companies represented by Unicover settled their obligations to EBI in January 2000. To date, the Company has not reached an agreement with EBI or those reinsurers concerning the Company's brokerage revenues associated with this reinsurance program, although discussions are ongoing. In 1999, the Company recognized revenue for this program in accordance with its standard revenue recognition practices, through the third quarter of 1999. Some, but not all, of that recognized revenue has been received by the Company. If the Company is not successful in negotiating a satisfactory resolution of its right to brokerage for the EBI reinsurance program, it intends to pursue its legal remedies to enforce its rights.

     The Company also assisted a client, Superior National Insurance Group ("SNIG"), in procuring workers' compensation reinsurance coverage. This coverage was procured through a competitor of Unicover, WEB Management LLC ("WEB"), which represented a reinsurer named United States Life Insurance Co. of the City of New York ("U.S. Life"). The Company is advised that U.S. Life in late 1999 commenced an arbitration proceeding against SNIG. The Company is advised that U.S. Life alleges, possibly among other things, that this reinsurance program should be rescinded, for alleged non-disclosure of material information. The Company is not a party to this arbitration proceeding. However, it is possible that in the event U.S. Life is successful in that proceeding, the Company may be required to return reinsurance brokerage previously received and recognized. If the Company were required to return all of its previously recognized and received brokerage for this program, the amount would have a material adverse impact on the Company's financial position and results of operations. However, based on currently available information, the Company does not believe that this is likely to occur.

     The Company has not made any material accruals for any loss contingency relating to the revenues recognized to date on the Unicover litigation and workers' compensation reinsurance issues discussed above, because in the Company's opinion, no such loss contingencies are likely to occur. However, the Company is of the opinion that there is a reasonable possibility (i.e., more than remote but less than likely) of a loss contingency with respect to certain of those issues, and estimates a possible range of loss for these reasonably possible loss contingencies of zero to $7.1 million. The Company intends to continue to vigorously pursue and defend its rights to brokerage on these matters, including its rights to brokerage in addition to what it has recognized to date.

Legal Proceedings

In the normal course of business, the Company and its subsidiaries are parties to a number of lawsuits. Management believes that these suits will be resolved with no material financial impact on the Company.

     The various lawsuits to which the Company is a party are routine in nature and incidental to the Company's business, with the following exception:

     E.W. Blanch Co. ("Blanch"), a subsidiary of the Company, is a third-party defendant in a lawsuit venued in the Supreme Court of the State of New York, County of New York. This lawsuit was instituted on February 16, 1999, and Blanch was added as a third-party defendant on March 23, 1999. Plaintiffs are AIU Insurance Company and various other insurance companies, all of whom are part of the "AIG" group of companies. Defendants are Unicover Managers, Inc. ("Unicover") and ReliaStar Life Insurance Company ("ReliaStar"). Blanch was joined in the lawsuit as a third-party defendant by ReliaStar.

     In this lawsuit, AIG as plaintiff alleges that ReliaStar, through its agent Unicover, agreed to provide certain reinsurance protection to AIG, relating to workers' compensation insurance policies issued by the plaintiff AIG companies in California and elsewhere in the United States. Defendants assert that the reinsurance coverages in issue never were bound, and defendant ReliaStar further asserts that if defendant Unicover in fact did bind those coverages, it acted beyond the authority granted by ReliaStar.

     In ReliaStar's third-party complaint against Blanch, ReliaStar alleges that Blanch, as AIG's reinsurance broker on the reinsurance placements in issue, knew or should have known that the reinsurance coverages were not bound and knew or should have known that Unicover did not have the authority to bind ReliaStar to those coverages.

     The relief being sought by AIG in its complaint against ReliaStar and Unicover is that defendants be required to honor the reinsurance commitments that AIG alleges were made, and be required to pay an unspecified amount of money damages for alleged breach of those reinsurance commitments and (with respect to Unicover) for negligent misrepresentation.

     The relief being sought by ReliaStar in its third party complaint against Blanch is that, in the event ReliaStar is found to be liable to AIG, Blanch be required to indemnify and hold ReliaStar harmless for that liability, or in the alternative, Blanch be required to make a contribution for a portion of that liability in an amount to be determined by the Court.

     Blanch, in turn, has filed a counterclaim against ReliaStar and Unicover. The counterclaim alleges that ReliaStar and Unicover, in fact, did bind the reinsurance coverages in issue, and therefore, they owe Blanch the reinsurance brokerage to which Blanch is entitled under those reinsurance contracts. Alternatively, if it is determined that Unicover misrepresented its authority to bind ReliaStar, Blanch should be awarded money damages resulting from its reliance on those misrepresentations.

     This lawsuit is in the pre-trial stage, with a trial expected to occur sometime in 2000. Blanch intends to defend vigorously the claims made against it by ReliaStar and to pursue vigorously its counterclaims against ReliaStar and Unicover.

     Management believes, based on current information, that these actions will not have a material adverse effect upon the financial position or results of operations of the Company.

15   FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

At December 31, 1999, the Company had three forward foreign exchange contracts outstanding in which the Company will buy $5 million with British Pound Sterling on March 1, 2000, at a forward exchange rate of 1.6075; $5 million with British Pound Sterling on June 28, 2000, at a forward exchange rate of 1.5984; and $5 million with British Pound Sterling on October 25, 2000, at a forward exchange rate of 1.5894. The fair value of these contracts at December 31, 1999, calculated using the exchange rate on that date, was $0.2 million.

16   BUSINESS SEGMENT INFORMATION

The Company provides risk management and distribution services to insurance and reinsurance companies. These services are sold both on bundled and component bases. All of the Company's operational revenues are generated from these services. The Company's reportable segments are based on geographic areas in which the Company markets its risk management and distribution services. The reportable geographic segments are managed separately. Domestic operations were further classified into Primary and Wholesale Insurance Services ("Wholesale") in 1998 and 1997. Wholesale included the Company's general agency operations until they were sold in the second quarter of 1998. The general agency operations provided primary distribution of insurance to property and casualty insurance companies, largely through independent insurance agents. Foreign operations include certain immaterial United States operations.

The following is additional business segment information for the year ended December 31:

                                                                               Domestic
                                                               Domestic       Wholesale     Domestic       Foreign
(IN THOUSANDS)                                                  Primary   Ins. Services        Total    Operations   Consolidated
----------------------------------------------------------------------------------------------------------------------------------
1999
Profit, net of tax                                           $   34,122    $       --     $   34,122    $    5,588     $   39,710
Revenues                                                        185,015            --        185,015        59,445        244,460
Interest revenue                                                  6,773            --          6,773         2,248          9,021
Interest expense                                                    472            --            472         1,093          1,565
Depreciation & amortization expense                               9,732            --          9,732         3,158         12,890
Equity in interest in loss of unconsolidated subsidiaries         6,863            --          6,863            --          6,863
Income tax                                                       28,283            --         28,283         3,854         32,137
Total assets                                                    764,712            --        764,712       467,153      1,231,865
Net assets                                                      145,771            --        145,771        11,164        156,935
Amount of investment in equity method investees                   7,948            --          7,948            --          7,948
Expenditures for long-lived assets                               35,198            --         35,198         4,731         39,929

1998
Profit (Loss), net of tax                                    $   30,423    $     (832)    $   29,591    $    2,172     $   31,763
Revenues                                                        158,443         4,386        162,829        49,893        212,722
Interest revenue                                                  6,410            79          6,489         2,620          9,109
Interest expense                                                    537          (125)           412         1,273          1,685
Depreciation & amortization expense                               7,344         1,227          8,571         3,552         12,123
Equity in interest in loss of unconsolidated subsidiaries         3,831            --          3,831            --          3,831
Income tax                                                       23,449          (710)        22,739         2,002         24,741
Total assets                                                    685,604            --        685,604       247,652        933,256
Net assets                                                      105,389            --        105,389         5,248        110,637
Amount of investment in equity method investees                  20,014            --         20,014            --         20,014
Expenditures for long-lived assets                               22,393           379         22,772         3,264         26,036

1997
Profit (Loss), net of tax                                    $   23,931    $     (540)    $   23,391    $    2,312     $   25,703
Revenues                                                        118,374        10,580        128,954        37,843        166,797
Interest revenue                                                  6,006           488          6,494         2,200          8,694
Interest expense                                                    223            --            223         1,103          1,326
Depreciation & amortization expense                               4,415         1,326          5,741         2,813          8,554
Equity in interest in loss of unconsolidated subsidiaries            --            --             --            --             --
Income tax                                                       15,096          (142)        14,954         2,054         17,008
Total assets                                                    645,374        42,957        688,331       231,436        919,767
Net assets                                                       75,547        12,328         87,875       (11,423)        76,452
Amount of investment in equity method investees                      --            --             --            --             --
Expenditures for long-lived assets                                9,512           297          9,809        21,391         31,200
----------------------------------------------------------------------------------------------------------------------------------

17   SUBSEQUENT EVENT

In March 2000, the Company purchased 15,798 shares of its common stock, at a price of $47.07 per share, from its Chairman. Total consideration was $0.7 million.

QUARTERLY FINANCIAL DATA (UNAUDITED)

QUARTER ENDED
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                MARCH 31         JUNE 30    SEPTEMBER 30    DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------------
1999
REVENUES:
Operations                                                                $59,668        $56,463         $56,453        $62,855
Interest income                                                             2,344          1,929           2,549          2,199
--------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                             62,012         58,392          59,002         65,054

EXPENSES:
Salaries and benefits                                                      25,885         23,864          23,770         22,062
Travel and marketing                                                        3,503          4,629           3,277          4,979
General and administrative                                                 12,337         11,285          10,608         14,494
Amortization of goodwill                                                      771            749             735          1,040
Interest expense                                                              320            123             245            877
--------------------------------------------------------------------------------------------------------------------------------
Total expenses                                                             42,816         40,650          38,635         43,452
--------------------------------------------------------------------------------------------------------------------------------

Income before taxes                                                        19,196         17,742          20,367         21,602

Income taxes                                                                7,894          7,682           7,832          8,729
--------------------------------------------------------------------------------------------------------------------------------

Net income before minority interest and equity interest
     in loss of unconsolidated subsidiaries                                11,302         10,060          12,535         12,873
Minority interest, net of tax                                                 231            (43)             17             (8)
Equity interest in loss of unconsolidated subsidiaries, net of tax          1,581          2,230           1,761          1,291

================================================================================================================================
Net Income                                                                  9,490          7,873          10,757         11,590
================================================================================================================================

Earnings per share - basic                                                $  0.74        $  0.61         $  0.83        $  0.89
Earnings per share - assuming dilution                                    $  0.70        $  0.58         $  0.78        $  0.84
================================================================================================================================



1998
REVENUES:
Operations                                                                $44,805        $45,284         $52,539        $60,985
Interest income                                                             2,147          2,083           2,504          2,375
--------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                             46,952         47,367          55,043         63,360

EXPENSES:
Salaries and benefits                                                      21,572         23,417          22,894         24,769
Travel and marketing                                                        3,135          4,305           3,609          4,622
General and administrative                                                  8,659          8,778          10,018         10,692
Amortization of goodwill                                                      694            694             696          1,153
Interest expense                                                              374            469             550            292
--------------------------------------------------------------------------------------------------------------------------------
Total expenses                                                             34,434         37,663          37,767         41,528
--------------------------------------------------------------------------------------------------------------------------------

Income before taxes                                                        12,518          9,704          17,276         21,832

Income taxes                                                                4,808          3,699           6,689          9,545
--------------------------------------------------------------------------------------------------------------------------------

Net income before minority interest and equity interest
     in loss of unconsolidated subsidiaries                                 7,710          6,005          10,587         12,287
Minority interest, net of tax                                                 180           (127)            535            407
Equity interest in loss of unconsolidated subsidiaries, net of tax            441            536           1,435          1,419

================================================================================================================================
Net Income                                                                $ 7,089        $ 5,596         $ 8,617        $10,461
================================================================================================================================

Earnings per share - basic                                                $  0.56        $  0.44         $  0.67        $  0.82
Earnings per share - assuming dilution                                    $  0.53        $  0.42         $  0.65        $  0.79
================================================================================================================================

Equity interest in loss of unconsolidated subsidiaries as per
     filed 10-Q documents                                                      --             --             146
--------------------------------------------------------------------------------------------------------------------------------

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