Form 10-K, Exhibit 13
period 2000-12-31
BLANCH E W HOLDINGS INC
filed 2001-04-02
CIK 898438

Exhibit 13

STOCK LISTING AND TRADING INFORMATION

The common stock of E.W. Blanch Holdings, Inc. is traded on the New York Stock Exchange under the symbol "EWB." The following table sets forth high, low and closing prices and the amounts of cash dividends per common share for E.W. Blanch Holdings, Inc. common stock for each quarter of 2000 and 1999.


MARKET PRICE AND DIVIDENDS

                                                                       Dividends
Quarter Ended                  High            Low          Close      per Share
--------------------------------------------------------------------------------
2000
March 31                    $ 60.63        $ 18.38        $ 20.00          $0.14
June 30                       25.69          16.88          20.31           0.14
September 30                  28.75          19.06          20.75           0.14
December 31                   21.50          14.44          17.44           0.14
                                                                           -----
Year                                                                       $0.56

1999
March 31                    $ 58.50        $ 46.06        $ 52.50          $0.12
June 30                       68.75          51.25          68.19           0.12
September 30                  71.44          62.94          65.13           0.12
December 31                   64.75          52.38          61.25           0.14
                                                                           -----
Year                                                                       $0.50
================================================================================

As of December 31, 2000, there were 353 registered shareholders of E.W. Blanch Holdings, Inc. common stock.


                                                      SIX-YEAR FINANCIAL SUMMARY

Year Ended December 31
(in thousands, except per share amounts)                     2000         1999         1998         1997         1996         1995
----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Revenues:
Operations                                             $  191,280   $  228,575   $  200,603   $  158,103   $  101,905   $   87,203
Other income                                                2,613        6,864        3,010           --           --           --
Interest income                                            14,293        9,021        9,109        8,694        7,133        7,733
----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                            208,186      244,460      212,722      166,797      109,038       94,936

Expenses:
Salaries and benefits                                     121,501       95,581       92,652       75,908       44,762       39,738
Travel and marketing                                       18,177       16,388       15,671       13,681        7,569        6,112
General and administrative                                 58,996       48,210       38,022       29,711       20,387       15,965
Amortization of intangibles                                 7,352        3,809        3,362        3,009        3,078        2,980
Interest and other expense                                  5,997        1,565        1,685        1,326          231          351
Restructuring charge (2)(4)                                 9,509           --           --           --       22,750           --
----------------------------------------------------------------------------------------------------------------------------------
Total expenses                                            221,532      165,553      151,392      123,635       98,777       65,146
----------------------------------------------------------------------------------------------------------------------------------

Income (loss) before taxes (2)(4)                         (13,346)      78,907       61,330       43,162       10,261       29,790

Income tax (benefit) expense                               (4,505)      32,137       24,741       17,008        3,970       11,584
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) before minority interest and equity
   interest in loss of unconsolidated subsidiaries         (8,841)      46,770       36,589       26,154        6,291       18,206

Minority interest, net of tax                                 359          197          995          451           --           --
Equity interest in loss of
   unconsolidated subsidiaries, net of tax                    403        6,863        3,831           --           --           --
----------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)(2)(4)                                $   (9,603)  $   39,710   $   31,763   $   25,703   $    6,291   $   18,206
==================================================================================================================================
Per Common Share:
Earnings (loss)--basic (2)(3)(4)                       $    (0.74)  $     3.07   $     2.51   $     2.03   $     0.48   $     1.34
Earnings (loss)--assuming dilution (2)(3)(4)                (0.74)        2.89         2.42         1.99         0.48         1.34
Cash dividends (1)                                           0.56         0.50         0.46         0.40         0.40         0.40
Book value                                                  10.12        11.81         8.62         6.08         5.16         5.05
==================================================================================================================================
Balance Sheet:
Current assets                                         $   70,544   $   81,964   $   62,247   $   51,381   $   35,840   $   25,055
Long-term investments                                      20,995       32,322       18,427       14,939        9,793        7,035
Investment in unconsolidated subsidiaries                  14,962       10,528       20,014           --           --           --
Intangibles, net (2)                                       67,271       84,226       30,425       34,916       17,490       38,939
Total assets                                            1,252,572    1,222,098      933,256      919,767      514,756      497,413
Current liabilities                                        91,752      104,156       48,335       37,033       13,154       13,620
Long-term debt, less current portion                        1,072          478          557       13,675        1,188          350
Shareholders' equity                                      131,289      156,935      110,637       76,452       68,453       66,679
==================================================================================================================================
Financial Ratios:
Profit margin (pre-tax) (2)(4)                                -6%           32%          29%          26%           9%          31%
Return on average shareholders' equity (2)(4)                 -7%           30%          34%          35%           9%          30%
==================================================================================================================================
Other:
Weighted average number of shares
   outstanding (000) (3)
Basic                                                      12,982       12,938       12,678       12,656       13,220       13,558
Assuming dilution                                          12,982       13,762       13,146       12,945       13,230       13,590
Number of shares outstanding at year-end (000)             12,973       13,288       12,842       12,580       13,260       13,208
Closing market price per share                         $    17.44   $    61.25   $    47.44   $    34.44   $    20.13   $    23.38
Number of employees at year-end(5)                          1,154        1,291        1,164        1,130          648          566
==================================================================================================================================

(1) Regular quarterly cash dividend of $0.08 per share initiated fourth quarter 1993; increased to $0.10 in the first quarter 1995; increased to $0.12 in the second quarter 1998 and increased to $0.14 in the fourth quarter of 1999. Cash dividends were declared and paid in the same fiscal year.

(2) A $22.75 million charge was recognized in 1996 to reflect the restructuring of the San Antonio-based managing general agency operation. The charge includes a $19.5 million write-down of goodwill as well as a $3.25 million reserve for office lease and other related restructuring expenses. Prior to the restructuring charge, certain 1996 operating results were: Income before taxes, $33.0 million; Net income, $20.2 million; Net income per share, $1.53; Profit margin (pre-tax), 30%; and Return on average shareholders' equity, 27%.

(3) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Standards No. 128, Earnings per Share.

(4) A $9.5 million charge was recognized in 2000 to reflect the restructuring plan implemented in the fourth quarter of 2000. The charge includes $4.5 million for severance costs, $4.6 million for contractual obligations, including lease commitments and $0.4 million for capitalized asset impairment. Prior to the restructuring charge, certain 2000 operating results were: Loss before taxes, $3.8 million; Net loss, $3.7 million; Net loss per share, $0.28; Operating margin (pre-tax), (2%); and Return on average shareholders' equity, (2%).

(5) Excluding employees terminated on the last day of 2000 and employees affected by the Company's 2000 restructuring plan, the number of employees at December 31, 2000 would have been 1,021.

MANAGEMENT'S DISCUSSION AND ANALYSIS

E.W. Blanch Holdings, Inc. and subsidiaries ("the Company") is a leading provider of integrated risk management and distribution services, including reinsurance intermediation and technical, analytical and financial consulting services.

MAJOR DEVELOPMENTS

Restructuring

During the fourth quarter of 2000, the Company recorded a $9.5 million restructuring charge related to its expense realignment program. Under the program, management identified and divested non-performing or non-core assets and significantly lowered anticipated future operating costs and corporate overhead. In addition, the restructuring plan identified offices to be closed in the following cities: Hoboken, Kansas City, Chicago, Singapore, Hong Kong, Labuan, Beijing, Shanghai, Hanoi, Ho Chi Minh, New Castle, Brisbane, Adelaide and Melbourne. In December 2000, management notified approximately 55 domestic and 59 international employees that their positions would be eliminated. Management anticipates the program will deliver at least $17 million in total expense reductions targeted in 2001, with most targeted to occur in the last three quarters of 2001.

Acquisitions

In the second quarter of 2000, the Company acquired an additional fifty five percent interest in MSTC Blanch S.A. ("MSTC"), a large retail insurance broker in Chile. The Company now owns ninety percent of MSTC and accounts for this acquisition as a consolidated subsidiary using the purchase method of accounting. Prior to the acquisition of the additional fifty five percent interest, the Company accounted for MSTC as an unconsolidated subsidiary.

Dispositions

In the second quarter of 2000, the Company sold Peninsula Excess Insurance Brokers, Inc. ("Penex"), an excess and surplus lines broker in Wilmington, Delaware, at a loss of $0.1 million and ninety percent of Rockwood Programs, Inc. ("Rockwood"), the Company's direct marketing business, for a gain of $1.9 million.
     In the third quarter of 2000, the Company sold three non-strategic domestic subsidiaries of Crawley Warren Group Ltd., acquired in the fourth quarter of 1999, and Blanch Capital Re, Limited, a subsidiary located in Bermuda, resulting in an immaterial net gain.
     In the fourth quarter of 2000, the Company sold its remaining ten percent interest in Rockwood, resulting in a $0.2 million gain. In addition, Michael V. Mahoney Insurance Brokers Pty Ltd. ("Mahoney"), an Australian general retail broker acquired in the fourth quarter of 1999, was sold, resulting in a $1.3 million loss.

NATURE OF BUSINESS

Domestic Operations

Domestic operations provide risk management and distribution services to insurance and reinsurance companies. These services are sold both on bundled and component bases. Major components provided include reinsurance intermediation and technical and analytical consulting services which are generally recurring. Also, domestic operations include the operations of the holding company.

Risk Management and Distribution Services

REINSURANCE INTERMEDIATION
As a reinsurance intermediary, the Company structures and arranges reinsurance between insurers seeking to cede insurance risks and reinsurers willing to assume such risks.

     The Company earns revenues from the structuring, placement and servicing of reinsurance, primarily on a treaty basis. The Company is a significant intermediary in the property catastrophe and casualty reinsurance markets. Catastrophe reinsurance indemnifies a ceding company against a catastrophic loss resulting from a single event such as a hurricane, earthquake or tornado. Casualty reinsurance indemnifies a ceding company for a specified loss caused by injuries to third parties, including resulting legal liability. The Company's activities in the casualty reinsurance arena relate primarily to specialized casualty exposures underwritten by excess and surplus lines insurance carriers, professional liability and workers' compensation.

TECHNICAL AND ANALYTICAL CONSULTING SERVICES
The Company provides technical and analytical consulting services primarily to insurance and reinsurance companies, government entities, and underwriting facilities. Such services are provided as part of the Company's core reinsurance intermediation function or on a component basis. Services include product development, facility administration, strategic reinsurance program reviews, actuarial services, catastrophe exposure management and analysis, and run-off management. The Company's Catalyst(R) risk modeling software is a proprietary technology which provides a competitive advantage in the catastrophe arena.
     The Company also provides financial consulting services, tailored reinsurance products, and capital markets products designed to assist its clients in capital preservation and risk management.

Foreign Operations

The Company's foreign operations include E.W. Blanch Ltd., an international risk management and distribution services firm headquartered in London, England. E.W. Blanch Ltd. includes the operations previously carried out by Swire Blanch Insurance (Holdings) Ltd. and the operations of Crawley Warren Group Ltd., acquired in November 1999. These operations include a registered Lloyd's of London insurance and reinsurance broker now trading as Blanch Crawley Warren Ltd. and international intermediary operations. Through E.W. Blanch Consulting Ltd., it also provides financial consulting services through the sale of its benefits administration products, principally to companies in the technology sector. International intermediary services include retail insurance operations located in Hong Kong. Approximately 79% of E.W. Blanch Ltd.'s revenues are generated in the United Kingdom with the remainder primarily from Latin America and the Pacific Rim.

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

European Monetary Unit

The Company completed its analysis of the new European Monetary Unit ("EMU") and its effects on the Company's business processes and IT system requirements in the second quarter of 1999. The Company's core back office processing and financial systems are currently capable of handling multiple currencies and will therefore be able to handle the EMU as another currency. However, the Company did identify several minor system modifications to accommodate decimalization and rounding issues, currency conversions, and the new reporting requirements of the EMU. The modifications in the business processing systems have been completed. Required modifications to the general ledger system are currently being evaluated by the Company's management. The costs associated with upgrading the IT systems and the impact on business processes were immaterial to the Company's results of operations, liquidity and financial condition. The Company's management anticipates that the cost to modify the general ledger system will also be immaterial to the Company's results of operations, liquidity and financial condition.

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

     One client that the Company assisted in procuring reinsurance through Unicover was the "AIG" group of insurance companies. A lawsuit was commenced in 1999 relating to that reinsurance program. The Company is the third-party defendant and cross-claimant in that litigation, which is described in more detail in Legal Proceedings. In the third quarter of 2000, the Company established a reserve against the amount of reinsurance brokerage it has recognized as revenue in prior years for these AIG placements, because of an adverse court ruling against AIG in that lawsuit.
     The Company also assisted various other clients in procuring workers' compensation reinsurance coverage with Reliance Insurance Company ("Reliance") through Unicover. In 1999, Reliance engaged in negotiations with those clients of the Company to settle Reliance's reinsurance obligations to those clients of the Company. In January 2000, Reliance announced that those settlement negotiations had been successfully concluded. Also in January 2000, Reliance and the Company reached an agreement concerning the Company's brokerage revenue associated with these settled reinsurance placements. As a result of this agreement, the Company did not experience any material adverse impact with respect to revenues the Company has previously recognized for these placements.
     The Company also assisted another client company, EBI Companies ("EBI"), in procuring workers' compensation reinsurance coverage through Unicover. The Company has been advised that the reinsurance companies represented by Unicover settled their obligations to EBI in January 2000. The Company has reached an agreement with EBI concerning the brokerage revenues the Company is to receive for these reinsurance placements. Pursuant to this agreement, the Company has received an amount less than the amount the Company recognized as revenue in prior years. The Company has established a reserve in the third quarter of 2000 for the difference between what it has received under this agreement and what has been previously recognized.
     The total reserves recorded in the third quarter 2000, related to the AIG and EBI matters described above, of approximately $3.2 million are included in general and administrative expense.
     The Company also assisted a client, Superior National Insurance Group ("SNIG"), in procuring workers' compensation reinsurance coverage. This coverage was procured through a competitor of Unicover, Web Management LLC ("WEB"), which represented a reinsurer named United States Life Insurance Co. of the City of New York ("U.S. Life"). The Company is advised that U.S. Life in late 1999 commenced an arbitration proceeding against SNIG, which in March of 2000 was placed into conservatorship by the California Department of Insurance. The Company is advised that U.S. Life alleges, possibly among other things, that this reinsurance program should be rescinded for alleged nondisclosure of material information. The Company is not a party to this arbitration proceeding. However, it is possible that in the event U.S. Life is successful in that proceeding, the Company may be required to return reinsurance brokerage previously received and recognized. If the Company were required to return all of its previously recognized and received brokerage for this program, the amount would have a material adverse impact on the Company's financial position and results of operations. However, based on currently available information, the Company does not believe that this is likely to occur. The Company is advised that various lawsuits are pending relating to SNIG and involving reinsurance placements for which the Company served as reinsurance intermediary. The Company is not a party to any of these lawsuits.

Seasonality

The Company has historically realized a greater amount of its core annual brokerage revenue and net income in the first and third quarters due primarily to semi-annual deposits on property catastrophe reinsurance contracts. The Company's technical and analytical consulting services are generally not seasonal in nature. Based upon these factors, and given the increased significance of these non-seasonal revenue sources, management anticipates that historical quarterly results may not be indicative of future period results.

Geographic Segment Information

The following is a summary of revenues and income before taxes by geographic segment for the years ended December 31:

                                                                   Income (Loss)
(in thousands)                                    Revenues          Before Taxes
--------------------------------------------------------------------------------

2000
Domestic operations                              $ 134,775             $ (8,407)
Foreign operations                                  73,411               (4,939)
--------------------------------------------------------------------------------
                                                 $ 208,186             $(13,346)
================================================================================

1999
Domestic operations                              $ 185,015             $ 69,110
Foreign operations                                  59,445                9,797
--------------------------------------------------------------------------------
                                                 $ 244,460             $ 78,907
================================================================================

2000 COMPARED TO 1999

Operating Revenue

The following are the components of operating revenue for the years ended December 31:

(in thousands)                                        2000                  1999
--------------------------------------------------------------------------------

Domestic operations                              $ 122,688             $ 172,991
Foreign operations                                  68,592                55,584
--------------------------------------------------------------------------------
                                                 $ 191,280             $ 228,575
================================================================================

     For the year ended December 31, 2000, domestic operating revenue decreased $50.3 million, or 29.1% from the prior year. This decrease is a result of the workers' compensation reinsurance placement revenues recognized in 1999, some placed with Unicover, and other one-time revenues recognized in 1999 that were not replaced in 2000 and reduced core domestic brokerage exclusive of non-recurring transactions in the third and fourth quarters of 2000, partially offset by the acquisitions of JDWarren, Inc. and domestic Crawley Warren entities in third quarter 1999 and first quarter 2000, respectively.
     Foreign operating revenue increased $13.0 million, or 23.4% from the prior year, primarily as a result of the acquisition of Crawley Warren Group Ltd. in the fourth quarter of 1999 and the acquisition of a controlling interest in MSTC in the second quarter of 2000.

Other Income

The following are the components of other income for the years ended December
31:

(in thousands)                                            2000              1999
--------------------------------------------------------------------------------

Domestic operations                                  $   2,682         $   5,251
Foreign operations                                         (69)            1,613
--------------------------------------------------------------------------------
                                                     $   2,613         $   6,864
================================================================================

     For the year ended December 31, 2000, domestic other income decreased by $2.6 million, or 48.9%, for the year ended December 31, 2000, as compared to the prior year primarily due to the third quarter 2000 write-down of $2.9 million related to a strategic investment as a result of a decline in value. The write-down in 2000 was offset by $1.9 million of realized gains recognized from the sale of various wholly and majority owned subsidiaries, $2.7 million in realized gains from the sales of long-term investments and a $0.9 million gain recognized on a distribution from one of the Company's strategic investments. In 1999, the Company recognized a $3.5 million gain from the sale of a personal lines property program, $1.6 million in gains on distributions from one of the Company's strategic investments and a $0.2 million gain on the sale of a long-term investment.
     Foreign other income decreased $1.7 million as compared to the prior year due to a $1.3 million loss recognized in the fourth quarter of 2000 from the sale of Michael V. Mahoney Insurance Brokers Pty Ltd. The Company realized a $1.6 million gain from the sale of two non-strategic subsidiaries in the second quarter of 1999.

Interest Income

The following are the components of interest income for the years ended December 31:

(in thousands)                                            2000              1999
--------------------------------------------------------------------------------

Domestic operations                                  $   9,405         $   6,773
Foreign operations                                       4,888             2,248
--------------------------------------------------------------------------------
                                                     $  14,293         $   9,021
================================================================================

     For the year ended December 31, 2000, domestic interest income increased by $2.6 million, or 38.9%, as compared to the prior year primarily due to increased dividend and other investment income.
     Foreign interest income increased by $2.6 million, or 117.4%, as compared to the prior year primarily due to the acquisition of Crawley Warren in the fourth quarter of 1999.

Expenses

Domestic operating expenses increased $27.3 million to $143.2 million or 23.5%, for the year ended December 31, 2000, compared to $115.9 million the prior year. The increase is due in part to the $7.8 million domestic restructuring charge recognized in the fourth quarter 2000, as described in Note 3 to the Consolidated Financial Statements. Expenses also increased due to the acquisition of domestic Crawley Warren entities in early 2000 and JDWarren, Inc. in late 1999, increased salary and benefit expenses due to normal salary progression, provisions for previously recognized revenue of $3.2 million related to two reinsurance placements made through Unicover Managers, Inc., a write-off of $1.6 million of intangibles associated with two assets which are no longer recoverable, a $0.7 million increase in an existing bad debt reserve related to an insurance company in receivership, increased interest expense due to increased borrowings on the line of credit, and increased software amortization.
     Foreign operating expenses increased $28.7 million to $78.3 million or 57.8%, for the year ended December 31, 2000, compared to $49.6 million the prior year. The increase is due primarily to the acquisition of Crawley Warren in late 1999, the fourth quarter 2000 provision for the write-off of bad debts of $2.5 million, the foreign restructuring charge recognized in December 2000 as described in Note 3 to the Consolidated Financial Statements of $1.7 million and the $1.6 million impact of acquiring a controlling interest in MSTC in the second quarter of 2000.

Equity in Net Loss of Unconsolidated Subsidiaries

Equity in net loss of unconsolidated subsidiaries decreased $6.5 million to $0.4 million for the year ended December 31, 2000, compared to $6.9 million the prior year. The primary reason for the decrease is the Company's reduction in its pre-tax basis of its equity investment in Insurance Holdings of America, Inc. ("IHA") as of December 31, 1999 to zero. No operating losses of IHA subsequent to December 31, 1999 have been or will be recognized by the Company unless its pre-tax basis in IHA becomes positive.

Profit Margins

Operating profit margins, calculated as income before taxes and allocation of central costs as a percentage of total revenues, were below break-even at (8.3%) for domestic operations for the year ended December 31, 2000, compared to 36.1% for the same period in the prior year.
     Operating profit margins were below break-even at (2.9%) for foreign operations for the year ended December 31, 2000, compared to 20.4% for the same period in the prior year.

Income Taxes

The Company's combined federal and state effective tax rate is 33.8% for the year ended December 31, 2000, compared to 40.7% for the same period the prior year. The Company's effective tax rate for domestic and foreign operations for the year ended December 31, 2000, was 41.0% and 21.4%, respectively. The decline in the effective tax rate is due to certain net operating loss carryforwards that can no longer be utilized as a result of the closing of the Company's Asian operations as part of the 2000 restructuring plan. See Note 3 to the Consolidated Financial Statements for a description of the restructuring plan.

1999 COMPARED TO 1998

Operating Revenue

The following are the components of operating revenue for the years ended December 31:

(in thousands)                                            1999              1998
--------------------------------------------------------------------------------

Domestic operations                                  $ 172,991         $ 153,322
Foreign operations                                      55,584            47,281
--------------------------------------------------------------------------------
                                                     $ 228,575         $ 200,603
================================================================================

     For the year ended December 31, 1999, domestic operating revenue increased $19.7 million, or 12.8%, from the prior year primarily as a result of new client production and the acquisition of JDWarren, Inc. in September 1999.
     Foreign operating revenue increased $8.3 million, or 17.6% from the prior year primarily as the result of new production, the acquisition of Dunn & Carter Ltd. in July 1998 and the acquisition of Crawley Warren Group Ltd. in November 1999.

Other Income

The following are the components of other income for the years ended December
31:

(in thousands)                                           1999              1998
-------------------------------------------------------------------------------

Domestic operations                                 $   5,251         $   3,018
Foreign operations                                      1,613                (8)
-------------------------------------------------------------------------------
                                                    $   6,864         $   3,010
================================================================================

     For the year ended December 31, 1999, domestic other income increased by $2.2 million, or 74.0%, as compared to the prior year primarily due to the recognition of a $3.5 million gain from the sale of a personal lines property program in the first quarter of 1999.
     Foreign other income increased $1.6 million as compared to the prior year due to the realized gains from the sale of two non-strategic subsidiaries in the second quarter of 1999.

Interest Income

The following are the components of interest income for the years ended December 31:

(in thousands)                                            1999              1998
--------------------------------------------------------------------------------

Domestic operations                                  $   6,773         $   6,489
Foreign operations                                       2,248             2,620
--------------------------------------------------------------------------------
                                                     $   9,021         $   9,109
================================================================================

     Interest income decreased by $0.1 million, or 1%, for the year ended December 31, 1999, as compared to the prior year.

Expenses

Domestic operating expenses increased $9.1 million to $115.9 million, or 8.5%, for the year ended December 31, 1999, compared to $106.8 million the prior year. The increase is due primarily to increased general and administrative expenses from increased business levels. General and administrative expenses also include a reserve for a portion of the brokerage recognized in 1998 for the placement of certain workers' compensation reinsurance contracts for the AIG Companies, because the validity of those placements has been placed into question in a judicial proceeding as described in more detail in Note 15 to the Consolidated Financial Statements. Similarly, a portion of the revenues for those placements, which otherwise would have been recognized in 1999, was not recognized, for the same reasons.
     Foreign operating expenses increased $5.0 million to $49.6 million, or 11.3%, for the year ended December 31, 1999, compared to $44.6 million the prior year. The increase is due primarily to increased business levels, the acquisition of Dunn & Carter Ltd. in July 1998 and the acquisition of Crawley Warren Group Ltd. in November 1999. These increases were partially offset by the sale of two non-strategic subsidiaries of E.W. Blanch Holdings Ltd. in the second quarter of 1999.

Equity in Net Loss of Unconsolidated Subsidiaries

Equity in net loss of unconsolidated subsidiaries increased $3.0 million to $6.9 million, or 79.1%, for the year ended December 31, 1999, compared to $3.8 million the prior year. The primary reason for the increase is the start up nature of the Company's equity investment in Insurance Holdings of America, Inc. ("IHA"). As of December 31, 1999, the Company has reduced its pre-tax basis in IHA to zero. No future operating losses of IHA, if any, will be recognized by the Company unless its pre-tax basis becomes positive.

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

Income Taxes

The Company's combined federal and state effective tax rate is 40.7% for the year ended December 31, 1999, compared to 40.3% for the same period the prior year. The Company's effective tax rate for domestic and foreign operations for the year ended December 31, 1999, was 40.9% and 39.3%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company's sources of funds consist primarily of brokerage commissions and fees and interest income. Funds are applied generally to the payment of operating expenses, the purchase of equipment used in the ordinary course of business, the repayment of outstanding indebtedness, and the distribution of earnings. The Company's cash and cash equivalents were $8.6 million at December 31, 2000, compared with $20.8 million in the prior year.
     The Company generated $2.6 million of cash from operations in 2000, compared with $63.1 million in 1999. The decrease in operating cash flow in 2000 is primarily due to the net loss in 2000 and the timing of changes in operating assets and liabilities.
     Cash flow used in investing activities was $3.0 million in 2000. During 2000, the Company used $10.9 million of cash for the purchase of property and equipment, primarily computer hardware and software and office furniture and equipment. The Company used $3.9 million, net of cash acquired, to acquire an additional interest in MSTC Blanch S.A., a majority owned subsidiary. The Company used $0.6 million for the purchase of investments and received proceeds from the sale of investments of $9.1 million. The Company received $2.2 million in net proceeds from the sale of a portion of one and the Company's entire interest in two other subsidiaries in the second and third quarters of 2000.
     Cash flow used in financing activities was $11.7 million in 2000. During 2000, the primary uses of cash were $13.2 million for the purchase of treasury stock and $7.3 million of dividends paid to shareholders. The primary sources of cash from financing activities were $5.7 million from the issuance of treasury shares used to fund employee benefit plans and proceeds of $1.8 million from net borrowings on lines of credit and mortgage related obligations.
     The Company's long-term investment portfolio at December 31, 2000, was $21.0 million, which is comprised of equity and debt investments. The market value of the Company's investment portfolio at December 31, 2000 was $0.5 million below amortized cost. The Company's investment in unconsolidated subsidiaries at December 31, 2000 was $15.0 million. The Company's trading portfolio at December 31, 2000 was $5.9 million, which is comprised of debt investments. The market value of the Company's trading portfolio at December 31, 2000 was $0.1 million greater than amortized cost. Cash, investments and the Company's lines of credit are available and managed for the payment of its operating and capital expenditures. The Company is not subject to any significant regulatory capital requirements in connection with its business.
     The Company has an unsecured revolving credit facility that is used to fund general corporate requirements. As of December 31, 2000, this was a $100 million facility carrying market rates of interest, which varied depending upon the Company's commitment level. Commitment fees of 0.200% to 0.375% were payable on any unused portion. The facility contained several financial covenants and restrictions related to acquisitions, payment of dividends and sales of assets. Covenants contained in the agreement as of December 31, 2000 required the Company to exceed minimum levels of net worth and meet a fixed charge ratio. The Company was not in compliance with all of its covenants governing its indebtedness as of December 31, 2000. However, a waiver was obtained on the non-compliance in conjunction with the February 20, 2001 amendment to this credit facility. The Company had $60.6 million outstanding under this facility as of December 31, 2000, with an average rate of interest in 2000 of 7.7%. Effective February 20, 2001, the credit facility was amended to a $62.5 million unsecured revolving credit facility. The facility, which expires on November 3, 2001, carries market rates of interest, which varies depending upon the Company's commitment level. Commitment fees of 0.375% to 0.500% are payable on any unused portion. The facility contains financial covenants for Adjusted EBITDA and Minimum Net Worth. The agreement also contains scheduled commitment reductions, maximum levels of capital expenditures and certain limitations on quarterly dividend payments. The scheduled commitment reductions are as follows: $2.5 million on March 31, 2001; $5.0 million on June 30, 2001; $5.0 million on September 30, 2001; and on September 30, 2001, the greater of $10 million or the amount of Asset Sale Proceeds, as defined, collected by the Company during the period from February 20, 2001 through and including September 30, 2001. Quarterly dividends are limited to $0.07 per share, subject to reduction of the facility to at least $40 million. As of February 28, 2001, the Company has reduced its outstanding borrowing under this facility to $55.5 million.
     The Company also has several foreign credit facilities. During the third quarter of 2000, the Company's (pound)7.0 million secured revolving credit facility expired and was replaced with a (pound)4.0 million overdraft facility, which translates to $6.0 million at December 31, 2000. Effective February 2001, this facility was amended to a (pound)2.0 million overdraft facility, which would have translated to $3.0 million at December 31, 2000. As of December 31, 2000, the Company had no outstanding balance under this facility and the interest rate was 1.0% above the Hong Kong and Shanghai Banking Corporation ("HSBC") base rate. In addition, in the third quarter of 2000, the Company's HK$7.1 million secured revolving credit facility was converted to an HK$7.1 million overdraft facility, which translates to $0.9 million at December 31, 2000. As of December 31, 2000, the Company had no outstanding balance under this facility and the interest rate was 1.0% above the Hong Kong Inter Bank Offer Rate ("HIBOR"). Also in the third quarter of 2000, the Company's HK$5.0 million secured revolving credit facility was converted to an HK$5.0 million overdraft facility, which translates to $0.6 million at December 31, 2000. As of December 31, 2000, the Company had no balance outstanding under this facility and the interest rate was 1.0% above HIBOR. The average rate of interest on these two overdraft facilities during 2000 was 6.9%. These credit facilities are available for general corporate funding requirements.
     The Company paid a quarterly dividend of $0.12 per share in the first three quarters of 1999. In October 1999, the Board of Directors increased the quarterly dividend to $0.14 per share. The Company paid quarterly dividends of $0.14 per share in the fourth quarter of 1999 and in all four quarters in 2000. Historically, the Board of Directors reviewed and declared dividends on a quarterly basis. The Company anticipates continuation of a modified dividend payment subject to board declaration and commitment level of the credit facility. The Company anticipates that future dividends will be less than the historical quarterly $0.14 per share. In accordance with the credit facility, quarterly dividends are currently limited to $0.07 per share, subject to reduction of the borrowings under the credit facility to at least $40 million.
     The Board of Directors of the Company authorized a stock repurchase program on April 17, 2000 to purchase up to 20% of the Company's then outstanding common stock. The purchases may be made from time-to-time at prevailing prices in the open market, by block purchases or in private transactions for a two-year period, subject to possible renewal at the end of that period. The shares repurchased will be available for reissuance to satisfy employee stock plans and for other corporate purposes. In the second quarter, the Company repurchased 522,000 shares of common stock. No additional repurchases were made in the third or fourth quarters of 2000. The Company does not anticipate buying any additional shares in the near future and such purchases are subject to terms of the credit facility.
     The Company anticipates that its cash and investments, combined with its borrowing facilities and internally generated funds, will be sufficient to meet its present and reasonably foreseeable long-term capital needs.

Market Risk

The Company is exposed to market risk from changes in interest rates and changes in foreign currency exchange rates as measured against the United States dollar. The Company anticipates that its exposure to market risk in certain geographic areas that have experienced or are likely to experience an economic downturn, such as the Pacific Rim and Latin America, is minimal. The Company has established policies, procedures and internal processes governing its management of market risks and the use of financial instruments to manage its exposure to all such risks.
     The Company is exposed to market risk for changes in interest rates related to the increase or decrease in the amount of investment income the Company can earn on its fixed income investment portfolios. The Company invests in high-credit quality issuers and, by policy, limits the amount of credit exposure to any one issuer. As stated in its policy, the Company maximizes the safety and preservation of its invested principal funds by limiting default risk, market risk and reinvestment risk. The Company mitigates default risk by investing in safe and high-credit quality securities. These portfolios include only marketable securities with active secondary or resale markets to ensure portfolio liquidity. The Company does not use derivative financial instruments in its investment portfolios. A large portion of the Company's financial instruments are in fiduciary securities classified as fiduciary assets on the Company's balance sheet. Fiduciary fund investments carry interest rate risk to the Company because they generate interest revenues to the Company.
     The Company has various fiduciary variable rate securities in several countries other than the United States and Great Britain. The balances in these assets are very small in each country, and any foreign currency rate fluctuation would have an immaterial effect on the Company's results. At December 31, 2000, the aggregate amount of these assets was $12.8 million.
     Additionally, the Company is exposed to interest rate risk through its borrowings under its secured and unsecured revolving credit and over-draft facilities. Information about the Company's borrowing arrangements, including principle amounts and related interest rates, appears in Note 8 to the Consolidated Financial Statements included herein.
     Exposure to variability in foreign currency exchange rates is managed, where possible, through the use of natural hedges, whereby funding obligations and assets are entered in matched currencies. The Company, from time to time, enters into foreign currency exchange forward agreements to manage its British pound exposure arising from fluctuating exchange rates. As the Company expands globally, the risk of foreign currency exchange rate fluctuation may increase. If that occurs, the Company will consider appropriate measures to manage that risk.
     The following table summarizes the Company's interest rate and foreign currency exchange rate sensitive financial instruments by expected maturity date as of December 31, 2000.

                                                              Principal (Notional) Amount by Expected Maturity Date
                                                              -----------------------------------------------------
                                                                                                                         Fair Value
(U.S. $ in thousands)                             2001       2002       2003       2004       2005  Thereafter     Total   12/31/00
------------------------------------------------------------------------------------------------------------------------------------
Interest Rate Risk:
Trading Portfolio Debt Instruments:
Fixed Rate Securities                          $   950    $   202    $   171    $   293    $   100    $ 4,104    $ 5,820    $ 5,903
------------------------------------------------------------------------------------------------------------------------------------
  Average interest rate                           7.38%      6.20%      5.74%      6.66%      7.35%      6.48%      6.62%      6.62%

Non-Trading Portfolio Debt Instruments:
Domestic Fiduciary Fixed Rate Securities        37,271     13,295      1,917      1,035         --         --     53,518     53,514
------------------------------------------------------------------------------------------------------------------------------------
  Average interest rate                           6.59%      6.69%      6.11%      8.26%        --         --       6.63%      6.63%

Domestic Fiduciary Variable Rate Securities     39,550         --         --         --         --         --     39,550     39,550
------------------------------------------------------------------------------------------------------------------------------------
  Average interest rate                           5.72%                                                             5.72%      5.72%

Foreign Fiduciary Variable Rate Securities      94,534         --         --         --         --         --     94,534     94,534
------------------------------------------------------------------------------------------------------------------------------------
  Average interest rate                           4.83%                                                             4.83%      4.83%

Revolving Credit Facilities                     60,600         --         --         --         --         --     60,600     60,600
------------------------------------------------------------------------------------------------------------------------------------
  Average interest rate                           7.68%                                                             7.68%      7.68%

Foreign Long-term Debt Obligations                 133         46         49         53         56        868      1,205      1,205
------------------------------------------------------------------------------------------------------------------------------------
  Average interest rate                           8.80%      8.80%      8.80%      8.80%      8.80%      8.80%      8.80%      8.80%

Foreign Exchange Rate Risk:
British Pound Sterling Denominated
Fiduciary Variable Rate Securities               9,026         --         --         --         --         --      9,026      9,026
------------------------------------------------------------------------------------------------------------------------------------
  Average forward foreign currency exchange
    rate                                       $ 1.493                                                           $ 1.493    $ 1.493

All Other Foreign Operations Foreign
Denominated Fiduciary Variable Rate Securities  12,767         --         --         --         --         --     12,767     12,767
------------------------------------------------------------------------------------------------------------------------------------
  Average forward foreign currency exchange
    rate                                       various         --         --         --         --         --    various    various
====================================================================================================================================

FORWARD-LOOKING STATEMENTS

Statements other than historical information contained herein are considered forward-looking and involve a number of risks and uncertainties. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Some of the factors that could cause actual results to differ materially are the following: world-wide and national economic conditions; market dynamics within the world-wide and national insurance and reinsurance markets; interest rate changes; regulatory changes; competition; ability to effectively and efficiently integrate operations; timing and completion of non-recurring transactions; inability to collect receivables; loss of key personnel; loss of accounts; refinancing risk of credit facility; and legal proceedings. The Company may be especially vulnerable to loss of key personnel and loss of customers due to the resignations without advance notice by Rodman Fox and Paul Karon, two senior executives with the Company, on March 20, 2000. As a result of their departure, the Company has lost some customers and other key employees, and there is a risk of more such losses in the future. The Company currently is in litigation with Fox and Karon. See Legal Proceedings in Note 15 to the Consolidated Financial Statements. Additional information concerning risk factors are contained in the Company's Securities and Exchange Commission filings, including but not limited to the most recent Form 10-K, copies of which are available from the Company without charge.

2000 REPORT OF INDEPENDENT AUDITORS

The Board of Directors
E.W. Blanch Holdings, Inc.

We have audited the accompanying consolidated balance sheets of E.W. Blanch Holdings, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Crawley Warren Group Ltd., a wholly-owned subsidiary acquired in November 1999, which statement reflects total assets of $212,532,770 as of December 31, 1999. That balance sheet was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the balance sheet data included for Crawley Warren Group Ltd., is based solely on the report of other auditors.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
     In our opinion, based on our audits and, as to the balance sheet at December 31, 1999, the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of E.W. Blanch Holdings, Inc. at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Dallas, Texas
February 28, 2001

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31
(in thousands, except per share amounts)                                         2000            1999           1998
---------------------------------------------------------------------------------------------------------------------
Revenues:
Operations                                                                 $  191,280      $  228,575     $  200,603
Other income                                                                    2,613           6,864          3,010
Interest income                                                                14,293           9,021          9,109
---------------------------------------------------------------------------------------------------------------------
Total revenues                                                                208,186         244,460        212,722

Expenses:
Salaries and benefits                                                         121,501          95,581         92,652
Travel and marketing                                                           18,177          16,388         15,671
General and administrative                                                     58,996          48,210         38,022
Amortization of intangibles                                                     7,352           3,809          3,362
Interest expense                                                                5,997           1,565          1,685
Restructuring charge                                                            9,509              --             --
---------------------------------------------------------------------------------------------------------------------
Total expenses                                                                221,532         165,553        151,392
---------------------------------------------------------------------------------------------------------------------

Income (loss) before taxes                                                    (13,346)         78,907         61,330

Income tax (benefit) expense                                                   (4,505)         32,137         24,741
---------------------------------------------------------------------------------------------------------------------

Net income (loss) before minority interest and equity interest in loss
   of unconsolidated subsidiaries, net of tax                                  (8,841)         46,770         36,589
Minority interest, net of tax                                                     359             197            995
Equity interest in loss of unconsolidated subsidiaries, net of tax                403           6,863          3,831
=====================================================================================================================
Net income (loss)                                                          $   (9,603)     $   39,710     $   31,763
=====================================================================================================================

Earnings per share--basic                                                  $    (0.74)     $     3.07     $     2.51
Earnings per share--assuming dilution                                      $    (0.74)     $     2.89     $     2.42
=====================================================================================================================

See accompanying notes.

                                                     CONSOLIDATED BALANCE SHEETS

At December 31
(in thousands, except share and per share amounts)                                                    2000             1999
----------------------------------------------------------------------------------------------------------------------------
Assets:
Cash and cash equivalents                                                                      $     8,642      $    20,819
Due from fiduciary accounts (net of allowance for doubtful accounts
   of $9,781 in 2000 and $5,415 in 1999)                                                            27,106           38,229
Prepaid insurance                                                                                    1,610            1,370
Investments, trading portfolio                                                                       5,903            5,128
Other current assets                                                                                27,283           16,418
----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                70,544           81,964

Long-term investments                                                                               20,995           32,322
Investments in unconsolidated subsidiaries                                                          14,962           10,528
Property and equipment, net                                                                         39,521           40,918
Intangibles, net                                                                                    67,271           84,226
Other assets                                                                                        15,950           16,584

Fiduciary accounts--assets                                                                       1,023,329          955,556
----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                   $ 1,252,572      $ 1,222,098
============================================================================================================================

Liabilities, Minority Interest and Shareholders' Equity:

Liabilities:
Accrued compensation                                                                           $    11,575      $     9,304
Notes payable to banks under lines of credit                                                        60,600           59,360
Accounts payable                                                                                     7,047           17,236
Accrued severance and contract terminations                                                          5,525               --
Current portion of long-term liabilities                                                               781              777
Other current liabilities                                                                            6,224           17,479
----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                           91,752          104,156

Long-term debt, less current portion                                                                 1,072              478
Other liabilities, less current portion                                                              4,729            4,859
Commitments and contingencies                                                                           --               --

Fiduciary accounts--liabilities                                                                  1,023,329          955,556
----------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                1,120,882        1,065,049

Minority Interest:                                                                                     401              114

Shareholders' equity:
Common stock--par value $0.01 per share (authorized 60,000,000 shares in 2000 and
    30,000,000 shares in 1999; issued and outstanding: 14,141,671 shares in 2000 and 1999)             141              141
Additional paid-in capital                                                                          70,179           64,518
Treasury stock (1,169,168 shares in 2000 and 854,171 shares in 1999)                               (28,809)         (21,446)
Accumulated other comprehensive income (loss):
   Cumulative translation adjustment                                                                (5,165)              39
   Unrealized gain (loss) on investments, net of tax                                                  (216)           1,636
----------------------------------------------------------------------------------------------------------------------------
   Total accumulated other comprehensive income (loss)                                              (5,381)           1,675
Retained earnings                                                                                   95,159          112,047
----------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                         131,289          156,935
----------------------------------------------------------------------------------------------------------------------------
Total liabilities, minority interest and shareholders' equity                                  $ 1,252,572      $ 1,222,098
============================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,
(in thousands)                                                        2000           1999           1998
---------------------------------------------------------------------------------------------------------
Operating Activities:
Net income (loss)                                               $   (9,603)    $   39,710     $   31,763
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
   (Gain) loss on investments                                       (1,223)        (1,453)           193
   Gain on sale of subsidiaries, net                                  (620)        (1,613)            --
   Depreciation and amortization                                    18,572         12,890         12,123
   Deferred income tax provision (benefit)                          (1,693)        (4,816)         8,241
   Undistributed losses of unconsolidated subsidiaries                 403          6,863          3,831
   Non-cash compensation expense                                     4,600          5,449          3,043
Changes in operating assets and liabilities:
   Due from fiduciary accounts                                      11,613          2,032        (11,665)
   Other current assets                                             (2,627)        (7,357)        (7,027)
   Accrued compensation                                              2,193           (561)         3,375
   Accounts payable and other current liabilities                  (21,013)        14,608          5,596
   Accrued severance and contract terminations                       5,525             --             --
Purchases of trading portfolio investments                          (6,331)        (3,191)        (9,267)
Sales of trading portfolio investments                               5,864          2,984          5,747
Effect of exchange rate changes, net                                (5,204)           (27)             8
Other operating activities, net                                      2,099         (2,386)          (291)
---------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                            2,555         63,132         45,670

Investing Activities:
Purchases of long-term investments                                    (562)       (16,049)        (4,641)
Proceeds from long-term investments                                  9,064          5,062          1,771
Purchases of property and equipment, net                           (10,866)       (19,831)       (19,510)
Acquisition of consolidated and unconsolidated subsidiaries,
   net of cash acquired                                             (3,910)       (59,792)       (28,487)
Proceeds from the sale of subsidiaries, net                          2,161          4,260          2,500
Other investing activities, net                                      1,108         (3,182)           (11)
---------------------------------------------------------------------------------------------------------
Net cash used in investing activities                               (3,005)       (89,532)       (48,378)

Financing Activities:
Dividends paid                                                      (7,285)        (6,434)        (5,834)
Proceeds from the issuance of treasury shares
   related to employee stock plans                                   5,748          7,577          5,126
Purchases of treasury stock                                        (13,169)        (3,193)        (4,326)
Net borrowings on lines of credit                                    1,240         48,248          4,000
Net borrowings (payments) on long-term debt                            545            149         (6,808)
Other financing activities, net                                      1,194            165           (351)
---------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                (11,727)        46,512         (8,193)
=========================================================================================================

Net increase (decrease) in cash and cash equivalents               (12,177)        20,112        (10,901)
Cash and cash equivalents at beginning of year                      20,819            707         11,608
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $    8,642     $   20,819     $      707
=========================================================================================================

See accompanying notes.

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                              Common Stock                     Treasury Stock
                                           -------------------              --------------------   Accumulated                Total
                                              Amount           Additional                                Other               Share-
                                               $0.01    Number    Paid-in                 Number Comprehensive  Retained   holders'
(in thousands, except per share amounts)   Par Value of Shares    Capital     Amount   of Shares        Income  Earnings     Equity
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1997                           $    141    14,142   $ 52,769   $(29,563)     (1,563)   $    263    $ 52,842   $ 76,452
Tax benefit of non-qualified options
   exercised                                      --        --        988         --          --          --          --        988
Excess fair market value over cost of
   non-qualified options exercised                --        --      3,231         --          --          --          --      3,231
Stock granted to employees                        --        --          8         --          --          --          --          8
Issuance of treasury stock under employee
    benefit plans                                 --        --         --      7,291         381          --          --      7,291
Purchases of treasury stock                       --        --         --     (4,326)       (118)         --          --     (4,326)
Net income                                        --        --         --         --          --          --      31,763     31,763
Other comprehensive income, before tax:
   Foreign currency translation adjustment        --        --         --         --          --         148          --        148
   Holding gain arising during period             --        --         --         --          --       2,929          --      2,929
   Reclassification adjustment                    --        --         --         --          --      (1,332)         --     (1,332)
                                                                                                    --------               --------
   Other comprehensive income, before tax         --        --         --         --          --       1,745          --      1,745
   Income tax expense related to other
      comprehensive income                        --        --         --         --          --        (681)         --       (681)
                                                                                                    --------               --------
   Other comprehensive income, net of tax         --        --         --         --          --       1,064          --      1,064
                                                                                                                           --------
Comprehensive income, net of tax                  --        --         --         --          --          --          --     32,827
                                                                                                                           --------
Dividends declared on common stock                --        --         --         --          --          --      (5,834)    (5,834)
------------------------------------------------------------------------------------------------------------------------------------

December 31, 1998                                141    14,142     56,996    (26,598)     (1,300)      1,327      78,771    110,637
Tax benefit of non-qualified options
   exercised                                      --        --      2,840         --          --          --          --      2,840
Excess fair market value over cost of
   non-qualified options exercised                --        --      4,682         --          --          --          --      4,682
Accrual for restricted shares                     --        --         --     (2,306)         --          --          --     (2,306)
Issuance of treasury stock under employee
  benefit plans                                   --        --         --     10,651         505          --          --     10,651
Purchases of treasury stock                       --        --         --     (3,193)        (59)         --          --     (3,193)
Net income                                        --        --         --         --          --          --      39,710     39,710
Other comprehensive income, before tax:
   Foreign currency translation adjustment        --        --         --         --          --         (23)         --        (23)
   Holding gain arising during period             --        --         --         --          --       1,070          --      1,070
   Reclassification adjustment                    --        --         --         --          --        (467)         --       (467)
                                                                                                    --------               --------
   Other comprehensive income, before tax         --        --         --         --          --         580          --        580
   Income tax expense related to other
      comprehensive income                        --        --         --         --          --        (232)         --       (232)
                                                                                                    --------               --------
   Other comprehensive income, net of tax         --        --         --         --          --         348          --        348
                                                                                                                           --------
Comprehensive income, net of tax                  --        --         --         --          --          --          --     40,058
                                                                                                                           --------
Dividends declared on common stock                --        --         --         --          --          --      (6,434)    (6,434)
------------------------------------------------------------------------------------------------------------------------------------

December 31, 1999                                141    14,142     64,518    (21,446)       (854)      1,675     112,047    156,935
Tax benefit of non-qualified options
   exercised                                      --        --      1,120         --          --          --          --      1,120
Excess fair market value over cost of
   non-qualified options exercised                --        --      4,541         --          --          --          --      4,541
Accrual for restricted shares                     --        --         --        177          --          --          --        177
Issuance of treasury stock under employee
   benefit plans                                  --        --         --      5,629         258          --          --      5,629
Purchases of treasury stock                       --        --         --    (13,169)       (573)         --          --    (13,169)
Net loss                                          --        --         --         --          --          --      (9,603)    (9,603)
Other comprehensive loss, before tax:
   Foreign currency translation adjustment        --        --         --         --          --      (8,820)         --     (8,820)
   Holding gain arising during period             --        --         --         --          --          19          --         19
   Reclassification adjustment                    --        --         --         --          --      (3,158)         --     (3,158)
                                                                                                    --------               --------
   Other comprehensive loss, before tax           --        --         --         --          --     (11,959)         --    (11,959)
   Income tax benefit related to other
      comprehensive loss                          --        --         --         --          --       4,903          --      4,903
                                                                                                    --------               --------
   Other comprehensive loss, net of tax           --        --         --         --          --      (7,056)         --     (7,056)
                                                                                                                           --------
Comprehensive loss, net of tax                    --        --         --         --          --          --          --    (16,659)
                                                                                                                           --------
Dividends declared on common stock                --        --         --         --          --          --      (7,285)    (7,285)
------------------------------------------------------------------------------------------------------------------------------------

December 31, 2000                           $    141    14,142   $ 70,179   $(28,809)     (1,169)   $ (5,381)   $ 95,159   $131,289
====================================================================================================================================

The income tax (expense) or benefit for each component of other comprehensive income (loss) for 2000, 1999 and 1998 is as follows: foreign currency translation adjustment $3,616, $9 and $(58); holding gain arising during period $(8), $(428) and $(1,142); and reclassification adjustment $1,295, $187 and $519, respectively.

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1    ORGANIZATION AND BASIS OF PRESENTATION

E.W. Blanch Holdings, Inc. and its subsidiaries ("the Company") and its predecessor organizations have been in operation since 1957. The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. The Company categorizes its business operations into two geographic areas, domestic and foreign operations.

Nature of Business

The Company is a provider of risk management and distribution services to insurance and reinsurance companies. These services are sold both on bundled and component bases. Major components provided include reinsurance intermediation and technical, analytical and financial consulting services. As a reinsurance intermediary, the Company structures and arranges reinsurance between insurers seeking to cede insurance risks and reinsurers willing to assume such risks. The Company receives and disburses funds for premium and loss transactions under reinsurance contracts on behalf of insurance and reinsurance companies, and provides reinsurance transaction reporting and reinsurance consulting services. The Company earns revenues from the structuring, placement and servicing of reinsurance, primarily on a treaty basis. The Company also earns fees from providing technical, analytical, and financial consulting services.
     Investment income is earned from the temporary investment of fiduciary funds held by the Company, and from investments owned by the Company.

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

Revenue Recognition

Reinsurance brokerage is recognized at the later of the billing or effective date of the reinsurance contract, net of any allowance for estimated policy cancellations. Commissions on premium adjustments are recognized as they occur.
     Primary insurance distribution commissions and fees are recognized when the underlying premiums are due, provided that substantially all services relating to the placement of the insurance are complete, the policy premium is known or can be reasonably estimated, and coverage is provided under the insurance policy. Any adjustments to commissions, primarily from cancellations, are estimated when the initial commission on the policy is recognized.
     Risk management fees and other consultancy fees are recognized during the period when services are provided or according to the terms specified in the contract.
     Generally, revenue from the sale of software and specified upgrades is recorded upon delivery of the software product or specified upgrade to the end user. If there is a significant continuing obligation, then a portion or all of the revenue will be deferred until the obligation has been fulfilled. The Company's Catalyst(R) risk modeling software was initially developed for internal use. Accordingly, no revenue from the sale of the Company's Catalyst(R) risk modeling software was recognized in the year ended December 31, 2000 and none will be recognized in the future until the related asset balance is reduced to zero, which is anticipated to occur on or before August 2003.

Financial Instruments

Management has classified its investments in debt and marketable equity securities as either for trading purposes or as available for sale. The Company's trading portfolio is carried at fair value and the corresponding unrealized holding gains or losses are recognized in earnings for the period. The Company's available for sale portfolio, included in long-term investments on the balance sheet, is carried at fair value and the corresponding unrealized gains or losses, net of applicable deferred taxes, are recognized as a separate component of shareholders' equity. Fair values are generally based on quoted market prices.
     The Company's non-marketable securities, included in long-term investments on the balance sheet, are carried at amortized cost, less any impairment charges recognized on other than temporary declines in the fair value of an investment. Realized gains and losses on sales of investments are determined using the specific identification method.
     Financial instruments held by the Company other than investments include notes receivable, notes payable to banks, and long-term debt. These instruments are carried at their net unpaid principal balances which approximate fair value.

Investments in Unconsolidated Subsidiaries

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

Software Development Costs

Certain costs associated with the development of internal use software are capitalized and amortized straight-line over the estimated useful life of the software. If the Company plans to market the software to third parties, then the associated costs are expensed when incurred until technological feasibility of the software is established. Subsequent costs incurred are capitalized and amortized over the remaining estimated economic life of the product using the greater of the straight-line method or the amount computed by comparing period revenues to total expected product revenues.

Intangibles

The Company has intangible assets consisting of goodwill and software license fees. Software licenses are amortized over the remaining estimated economic life of the product using the greater of the straight-line method or the amount computed by comparing period revenues to total expected product revenues. The software license balance is currently being amortized over five years.
     The excess of cost over the fair value of net assets acquired (or goodwill) is amortized on a straight-line basis over its estimated useful life. Initial amortization periods range from 5 to 20 years. Accumulated amortization of goodwill at December 31, 2000 and 1999 was $15.9 and $15.2 million, respectively. Accumulated amortization of goodwill was reduced by $5.1 million from the sale of several non-strategic subsidiaries in 2000. See Note 4 for a discussion of the dispositions of subsidiaries. Management reviews the recoverability of intangibles using undiscounted cash flow modeling whenever events or changes in circumstances indicate that the amount of an asset may not be recoverable. A write-down is recorded when the sum of the expected future net cash flows is less than the book value. During 2000, $1.6 million of net intangibles were written down related to two assets which are no longer recoverable.

Fiduciary Accounts

As an intermediary, the Company acts as a conduit for insurance and reinsurance premiums and loss payments which are paid to and remitted from fiduciary accounts. Receivables and payables for premiums and losses under reinsurance contracts are recorded in the fiduciary accounts when due or reported. The majority of the fiduciary account assets and liabilities represent receivables and corresponding payables between insurers and reinsurers. Reinsurance and insurance brokerage, fiduciary interest income and reimbursement of loss advances by the Company are transferred periodically from the fiduciary accounts to the Company's bank accounts.
     In accordance with applicable regulations, the Company maintains cash resulting from fiduciary transactions in separate bank and investment accounts. The balances and weighted average interest rates in these accounts were $215.6 million and 5.24%, and $183.0 million and 4.60% at December 31, 2000 and 1999, respectively.

Foreign Currency Translation

The Company's primary functional currency is the U.S. dollar. The functional currency of the Company's foreign operations is the currency of the primary economic environment in which the subsidiary operates. The Company translates income and expense accounts at the average rate in effect for the period. Balance sheet accounts are translated at the period end exchange rate. Adjustments resulting from the balance sheet translation from the functional currency to the reporting currency are reflected in Shareholder's Equity.

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

Other New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was required to be adopted in years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which modified the required adoption date of SFAS No. 133 to years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" as an amendment to SFAS No. 133. These Statements require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.
     Management has completed its analysis of the effect of adopting SFAS No. 133, 137 and 138. The Company is occasionally a party to free-standing derivatives, primarily foreign currency contracts entered into to hedge foreign brokerage revenues. All such contracts entered into beginning in 2001 will be recorded on the balance sheet at fair value and marked to market throughout the term of the contract with the change in fair value immediately recognized in earnings. No such forward currency contract exists as of December 31, 2000. Management anticipates the effect of adopting SFAS No. 133, 137 and 138 will be immaterial to the operating results and the financial position of the Company.
     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB No. 101 in the fourth quarter of 2000. There was no material impact on the current or prior periods from the adoption of SAB No. 101.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation and are primarily related to the net assets acquired in the purchase of Crawley Warren Group Ltd. in the fourth quarter of 1999.

3    RESTRUCTURING CHARGE

During the fourth quarter of 2000, the Company recorded a $9.5 million restructuring charge related to its expense realignment program. Under the program, management identified and divested non-performing or non-core assets and significantly lowered anticipated future operating costs and corporate overhead. This charge is made up of $4.5 million in employee-related charges, $4.6 million in occupancy/lease related charges, and $0.4 million in asset impairment charges. The charge is shown as a separate pre-tax expense item in the Consolidated Statements of Operations.
     The employee-related charge represents severance and related benefits such as outplacement counseling, vacation and medical coverage to be paid to terminated employees. The charge relates to the anticipated termination of 114 employees at all levels throughout the Company. As of December 31, 2000, approximately 13 employees had been terminated under this program.
     The restructuring plan identified offices to be closed in various cities around the globe. The occupancy/lease related charge includes the cost of future contractual lease commitments related to the office space which will no longer be occupied by the Company. Additionally, the occupancy/lease related charge includes the costs paid prior to year end to terminate an existing lease obligation. The amounts payable under the existing leases were not discounted, and anticipated sublease income was included in the calculation. The charge also includes write-offs of fixed assets and leasehold improvements calculated by location.
     The asset impairment charge represents the amount written off in relation to an impaired asset.
     All actions to be taken under this plan are expected to be completed in 2001.
     The following presents a rollforward of 2000 activity related to the restructuring charge:

                                                                      Reserve at
                                              Pre-tax                   December
(in millions)                                  Charge     Payments      31, 2000
--------------------------------------------------------------------------------

Employee-related                                 $4.5         $0.2          $4.3
Occupancy/lease
  related                                         4.6          3.4           1.2
Asset impairment                                  0.4          n/a           n/a
--------------------------------------------------------------------------------
Total                                            $9.5                       $5.5
================================================================================

4    ACQUISITIONS AND DISPOSITIONS

In the second quarter of 2000, the Company acquired an additional fifty five percent interest in MSTC Blanch S.A. ("MSTC"), a large retail insurance broker in Chile, at a cost of $4.3 million. This acquisition, accounted for under the purchase method of accounting, increased the Company's ownership in MSTC to ninety percent and accordingly the Company has accounted for MSTC as a consolidated entity from that time forward. Prior to the second quarter of 2000, the Company accounted for its thirty five percent interest in MSTC under the equity method of accounting in Investments in Unconsolidated Sub sidiaries. The resulting $5.2 million of goodwill from MSTC is being amortized over 20 years.

     In the third quarter of 1999, the Company acquired JDWarren, Inc. a Pittsburgh, Pennsylvania based services company specializing in the identification and recovery of outstanding third-party deductibles for the insurance industry. This acquisition is accounted for under the purchase method of accounting. The cost of this acquisition was $17.5 million. The Company added $17.4 million of goodwill with this acquisition which is being amortized over 20 years.
     In the third quarter of 1999, the Company purchased the thirty percent of its international joint venture, Swire Blanch Insurance (Holdings) Ltd., it did not previously own. Swire Blanch Insurance (Holdings) Ltd. is now a wholly owned subsidiary of the Company and has been renamed E.W. Blanch Holdings Ltd.
     In the fourth quarter of 1999, the Company acquired Crawley Warren Group Ltd., a leading Lloyd's broker and provider of special risk management services around the world. The cost of this acquisition was $40.4 million. This acquisition was accounted for under the purchase method of accounting. A preliminary purchase price allocation resulted in goodwill of approximately $34.1 million. In 2000, the purchase price allocation was finalized and $6.9 million was reclassified to an investment in an unconsolidated subsidiary. During 2000, goodwill was reduced by $6.5 million in the sale of a non-strategic subsidiary. The remaining $20.9 million balance is being amortized over 20 years.
     In the fourth quarter of 1999, the Company acquired Michael V. Mahoney Insurance Brokers Pty Ltd., an Australian general retail broker. This acquisition is accounted for under the purchase method of accounting. The cost of this acquisition was $2.9 million. The Company added $2.1 million of goodwill with this acquisition.
     The following are the pro forma results for the Company had the companies described above been acquired at the beginning of the periods indicated:

                                                             Twelve Months Ended
(unaudited--in thousands,                                        December 31,
except per share amounts)                                     2000          1999
--------------------------------------------------------------------------------
Revenues                                                  $208,674      $277,720
Net income (loss)                                         $ (9,617)     $ 38,087
Earnings (loss) per
  share--diluted                                          $  (0.74)     $   2.77
================================================================================

     In the second quarter of 2000, the Company sold several subsidiaries, including ninety percent of the Company's interest in its direct marketing business, Rockwood Programs, Inc. ("Rockwood"), for a gain of $1.9 million and a domestic subsidiary of Crawley Warren Group Ltd., resulting in no gain or loss. In addition, Peninsula Excess Insurance Brokers, Inc. ("Penex"), an excess and surplus lines broker in Wilmington, Delaware was sold, resulting in a $0.1 million loss.
     In the third quarter of 2000, the Company sold subsidiaries, including three non-strategic domestic operations of Crawley Warren Group Ltd., acquired in the fourth quarter of 1999, and Blanch Capital Re, Limited, a subsidiary located in Bermuda, resulting in an immaterial net gain.
     In the fourth quarter of 2000, the Company sold its remaining ten percent interest in Rockwood for a gain of $0.2 million. In addition, Michael V. Mahoney Insurance Brokers Pty Ltd. ("Mahoney"), an Australian general retail broker acquired in the fourth quarter of 1999, was sold resulting in a $1.3 million loss.
     In the second quarter of 1999, the Company sold two non-strategic subsidiaries of E.W. Blanch Holdings Ltd. for a $1.6 million gain.

5    INVESTMENTS

The Company's investments at December 31 are summarized as follows:

                                                                  Gross Unrealized
                                                             --------------------------
(in thousands)                                  Cost           Gains          (Losses)       Fair Value
-------------------------------------------------------------------------------------------------------
2000
Trading
Debt investments                              $   5,820      $     148       $     (65)      $   5,903
Equity investments                                   --             --              --              --
-------------------------------------------------------------------------------------------------------
                                              $   5,820      $     148       $     (65)      $   5,903
=======================================================================================================

Long-term--Available for Sale
Debt investments                              $   5,973      $      --       $      --       $   5,973
Equity investments                                2,400             --            (480)          1,920
-------------------------------------------------------------------------------------------------------
                                              $   8,373      $      --       $    (480)      $   7,893
=======================================================================================================

Long-term--Non-Marketable
Debt investments                              $      --      $      --       $      --       $      --
Equity investments(1)                            13,102             --              --          13,102
-------------------------------------------------------------------------------------------------------
                                              $  13,102      $      --       $      --       $  13,102
=======================================================================================================

Total Long-term Investments
Debt investments                              $   5,973      $      --       $      --       $   5,973
Equity investments(1)                            15,502             --            (480)         15,022
-------------------------------------------------------------------------------------------------------
                                              $  21,475      $      --       $    (480)      $  20,995
=======================================================================================================

Total Investments--Trading and Long-term
Debt investments                              $  11,793      $     148       $     (65)      $  11,876
Equity investments                               15,502             --            (480)         15,022
-------------------------------------------------------------------------------------------------------
                                              $  27,295      $     148       $    (545)      $  26,898
=======================================================================================================

1999
Trading
Debt investments                              $   5,353      $      --       $    (225)      $   5,128
Equity investments                                   --             --              --              --
-------------------------------------------------------------------------------------------------------
                                              $   5,353      $      --       $    (225)      $   5,128
=======================================================================================================

Long-term--Available for Sale
Debt investments                              $   6,857      $      --       $      --       $   6,857
Equity investments                                5,740          3,158              --           8,898
-------------------------------------------------------------------------------------------------------
                                              $  12,597      $   3,158       $      --       $  15,755
=======================================================================================================

Long-term--Non-Marketable
Debt investments                              $      --      $      --       $      --       $      --
Equity investments                               16,567             --              --          16,567
-------------------------------------------------------------------------------------------------------
                                              $  16,567      $      --       $      --       $  16,567
=======================================================================================================

Total Long-term Investments
Debt investments                              $   6,857      $      --       $      --       $   6,857
Equity investments                               22,307          3,158              --          25,465
-------------------------------------------------------------------------------------------------------
                                              $  29,164      $   3,158       $      --       $  32,322
=======================================================================================================

Total Investments--Trading and Long-term
Debt investments                              $  12,210      $      --       $    (225)      $  11,985
Equity investments                               22,307          3,158              --          25,465
-------------------------------------------------------------------------------------------------------
                                              $  34,517      $   3,158       $    (225)      $  37,450
=======================================================================================================

(1) The carrying value of an equity investment was written down by $2.9 million, primarily as a result of a decline in fair value that was deemed to be other than temporary.

     Gross gains realized on investments were $4.0 million, $1.9 million and $1.4 million for the years ended December 31, 2000, 1999 and 1998, respectively. Gross losses realized on investments were $2.9 million, $0.7 million and $0.1 million for the years ended December 31, 2000, 1999 and 1998, respectively.
     The cost and fair values of debt securities at December 31, 2000, by contractual maturity, are summarized as follows:

--------------------------------------------------------------------------------
                                                                            Fair
(in thousands)                                              Cost           Value
--------------------------------------------------------------------------------

Due in one year or less                                 $  1,900        $  1,864
Due after one year
  through five years                                       3,245           3,259
Due after five years
  through ten years                                        3,497           3,543
Due after ten years                                        3,151           3,210
--------------------------------------------------------------------------------
                                                        $ 11,793        $ 11,876
================================================================================

     Equity investments over which the Company has the ability to exercise significant influence, generally determined by ownership of 20% or more of the voting stock of the investee, are accounted for under the equity method. The equity method requires the investment initially to be recorded at cost and subsequently increased (decreased) for the Company's share of net income (loss), including eliminations for the company's share of inter-company transactions and amortization of goodwill, and reduced when dividends are received.

The following table summarizes investments accounted for under the equity method with their respective percentage of ownership, equity in net assets and carrying value as of December 31, 2000.

                                              Percentage
                                               of Common    Equity in   Carrying
(in thousands)                               Stock Owned   Net Assets      Value
--------------------------------------------------------------------------------

Catastrophe Risk Exchange, Inc. (1)                50.0%      $   352    $ 4,477
Gilman Swire Willis Ltd. (1)                       33.3%          n/a          4
Insurance Holdings of America, LLC (2)             18.6%         (452)        --
International Space Brokers, Inc. (1)              46.4%        1,875      8,977
Russell Miller Asia Advisors, LLC (1)              50.0%        1,758      1,504
--------------------------------------------------------------------------------
Total Investments in Unconsolidated Subsidiaries              $ 3,533    $14,962
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

                                              Percentage
                                               of Common    Equity in   Carrying
(in thousands)                               Stock Owned   Net Assets      Value
--------------------------------------------------------------------------------

Catastrophe Risk Exchange, Inc. (1)                50.0%      $ 1,000    $ 4,951
Gilman Swire Willis Ltd. (1)                       33.3%          n/a          4
Insurance Holdings of America, LLC (2)             18.6%        2,167         --
International Space Brokers, Inc. (1)              46.4%          n/a      2,224
MSTC Blanch S.A. (1)                               35.0%          319      1,593
Redland Specialty Underwriting Agency (1)          50.0%          n/a        352
Russell Miller Asia Advisors, LLC (1)              50.0%        1,559      1,404
--------------------------------------------------------------------------------
Total Investments in Unconsolidated Subsidiaries              $ 5,045    $10,528
================================================================================

(1) The difference between the initial cost and the equity in net assets at the acquisition date is being amortized over 20 years.

(2) The Company's portion of losses on the Insurance Holdings of America, LLC investment have reduced its carrying value to zero.

The following is a summarized balance sheet of all of the Company's unconsolidated subsidiaries before taking into account the Company's ownership percentage as of December 31, 2000.

(in thousands)
---------------------------------------------

---------------------------------------------
Current assets                       $ 21,122
Non current assets                     17,008
---------------------------------------------
Total assets                         $ 38,130
=============================================

Current liabilities                  $ 19,886
Non current liabilities                12,412
Shareholders' equity                    5,832
---------------------------------------------
Total liabilities and
   shareholders' equity              $ 38,130
=============================================

The combined revenue and net loss of all of the Company's unconsolidated subsidiaries, before taking into account the Company's ownership percentage, for 2000 was $14.9 million and ($29.0) million, respectively.

6    PROPERTY AND EQUIPMENT

The Company's property and equipment at December 31 are summarized as follows:

(in thousands)                                                2000          1999
--------------------------------------------------------------------------------

Computer hardware                                         $ 15,217     $  19,256
Computer software                                           31,100        28,208
Office furniture
  and equipment                                             17,278        16,591
Leasehold
  improvements                                               6,886         7,042
Real estate                                                  2,232            --
Automobiles                                                    288           427
--------------------------------------------------------------------------------
                                                            73,001        71,524
Less accumulated
  depreciation and
  amortization                                             (33,480)     (30,606)
--------------------------------------------------------------------------------
                                                          $ 39,521     $  40,918
================================================================================

     The Company's depreciation expense was $4.1 million, $4.4 million, and $5.4 million for 2000, 1999 and 1998, respectively. The amortization expense was $7.1 million, $4.6 million and $3.4 million, for 2000, 1999 and 1998, respectively. Of this amortization expense, computer software was $6.3 million, $4.1 million and $2.8 million for 2000, 1999 and 1998, respectively.

7    LONG-TERM DEBT

The Company's long-term debt at December 31 is summarized as follows:

(in thousands)                                           2000              1999
-------------------------------------------------------------------------------

Capital lease
  obligations                                        $    648          $  1,255
Mortgage related
  obligations                                           1,205                --
-------------------------------------------------------------------------------
                                                        1,853             1,255
Less current portion                                     (781)             (777)
-------------------------------------------------------------------------------
                                                     $  1,072          $    478
===============================================================================

Maturities of long-term debt are summarized as follows:

(in thousands)
--------------------------------------------------------------------------------

2001                                                                      $  781
2002                                                                          45
2003                                                                          49
2004                                                                          53
2005                                                                          57
Thereafter                                                                   868
================================================================================

8    LINES OF CREDIT

     The Company has an unsecured revolving credit facility that is used to fund general corporate requirements. As of December 31, 2000, this was a $100 million facility carrying market rates of interest, which varied depending upon the Company's commitment level. Commitment fees of 0.200% to 0.375% were payable on any unused portion. The facility contained several financial covenants and restrictions related to acquisitions, payment of dividends and sales of assets. Covenants contained in the agreement as of December 31, 2000 required the Company to exceed minimum levels of net worth and meet a fixed charge ratio. The Company was not in compliance with all of its covenants governing its indebtedness as of December 31, 2000. However, a waiver was obtained on the non-compliance in conjunction with the February 20, 2001 amendment to this credit facility. The Company had $60.6 million outstanding under this facility as of December 31, 2000, with an average rate of interest in 2000 of 7.7%. Effective February 20, 2001, the credit facility was amended to a $62.5 million unsecured revolving credit facility. The facility, which expires on November 3, 2001, carries market rates of interest, which varies depending upon the Company's commitment level. Commitment fees of 0.375% to 0.500% are payable on any unused portion. The facility contains financial covenants for Adjusted EBITDA and Minimum Net Worth. The agreement also contains scheduled commitment reductions, maximum levels of capital expenditures and certain limitations on quarterly dividend payments. The scheduled commitment reductions are as follows:
$2.5 million on March 31, 2001; $5.0 million on June 30, 2001; $5.0 million on September 30, 2001; and on September 30, 2001, the greater of $10 million or the amount of Asset Sale Proceeds, as defined, collected by the Company during the period from February 20, 2001 through and including September 30, 2001. Quarterly dividends are limited to $0.07 per share, subject to reduction of the facility to at least $40 million. As of February 28, 2001, the Company has reduced its outstanding borrowing under this facility to $55.5 million.
     The Company also has several foreign credit facilities. During the third quarter of 2000, the Company's (pound)7.0 million secured revolving credit facility expired and was replaced with a (pound)4.0 million overdraft facility, which translates to $6.0 million at December 31, 2000. Effective February 20, 2001, this facility was amended to a (pound)2.0 million overdraft facility, which would have translated to $3.0 million at December 31, 2000. As of December 31, 2000, the Company had no outstanding balance under this facility and the interest rate was 1.0% above the Hong Kong and Shanghai Banking Corporation ("HSBC") base rate. In addition, in the third quarter of 2000, the Company's HK$7.1 million secured revolving credit facility was converted to an HK$7.1 million overdraft facility, which translates to $0.9 million at December 31, 2000. As of December 31, 2000, the Company had no outstanding balance under this facility and the interest rate was 1.0% above the Hong Kong Inter Bank Offer Rate ("HIBOR"). Also in the third quarter of 2000, the Company's HK$5.0 million secured revolving credit facility was converted to an HK$5.0 million overdraft facility, which translates to $0.6 million at December 31, 2000. As of December 31, 2000, the Company had no balance outstanding under this facility and the interest rate was 1.0% above HIBOR. The average rate of interest on these two overdraft facilities during 2000 was 6.9%. These credit facilities are available for general corporate funding requirements.

9    SHAREHOLDERS' EQUITY

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

Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share, for the years ended December 31:

(in thousands, except per share amounts)                                        2000           1999          1998
-----------------------------------------------------------------------------------------------------------------
Numerator for earnings (loss) per share--basic and assuming dilution:
Net income (loss)                                                           $ (9,603)      $ 39,710      $ 31,763
-----------------------------------------------------------------------------------------------------------------

Denominator for per share, basic weighted-average shares                      12,982         12,938        12,678

Effect of dilutive securities:
  Employee stock options                                                          --            715           414
  Employee restricted stock grants                                                --            109            54

Denominator for earnings (loss) per share, assuming dilution--adjusted
  weighted-average shares and assumed conversions                             12,982         13,762        13,146
-----------------------------------------------------------------------------------------------------------------
Earnings (loss) per share--basic                                            $  (0.74)      $   3.07      $   2.51
Earnings (loss) per share--assuming dilution                                $  (0.74)      $   2.89      $   2.42
=================================================================================================================

Dividends

The Company initiated the payment of a quarterly cash dividend during the fourth quarter of 1993. In October 1999, the Board of Directors increased the quarterly cash dividend to $0.14 per share from $0.12 per share. Historically, the Board of Directors reviewed and declared dividends on a quarterly basis. The Company anticipates continuation of a modified dividend payment subject to board declaration and commitment level of the credit facility. The Company anticipates that future dividends will be less than the historical quarterly $0.14 per share. In accordance with the credit facility, quarterly dividends are currently limited to $0.07 per share, subject to reduction of the borrowings under the credit facility to at least $40 million (see Note 8).

Treasury Shares

The Company uses treasury shares to fund its equity-based contributions to the employee benefit plans.

10   INCOME TAXES

Income tax (benefit) expense for the years ended December 31 is summarized as follows:

(in thousands)                                 2000         1999           1998
--------------------------------------------------------------------------------
Current:
Federal                                    $  2,207     $ 25,736       $ 10,431
State                                          (364)       2,344          1,824
Foreign                                      (2,458)       4,251          6,528
--------------------------------------------------------------------------------
                                               (615)      32,331         18,783
Deferred taxes:
Federal                                      (6,047)          11          8,944
State                                          (562)          21            773
Foreign                                       2,719         (226)        (3,759)
--------------------------------------------------------------------------------
                                             (3,890)        (194)         5,958
--------------------------------------------------------------------------------
                                           $ (4,505)    $ 32,137       $ 24,741
================================================================================

The reconciliation between income tax (benefit) expense and the amount computed by applying the statutory federal income tax rate for the years ended December 31 is summarized as follows:

(in thousands)                                                      2000           1999          1998
------------------------------------------------------------------------------------------------------
Income tax (benefit) expense at the federal statutory rate      $ (4,671)      $ 27,852      $ 21,466

State taxes, net of federal tax benefit                             (925)         2,366         2,597

Foreign taxes at rate other than U.S. rate                           863            422           347

Non-deductible meals and entertainment                               321            342           402

Goodwill amortization                                                806            501           359

Other                                                               (899)           654          (430)
------------------------------------------------------------------------------------------------------
                                                                $ (4,505)      $ 32,137      $ 24,741
======================================================================================================

Pre-tax loss attributed to domestic operations was $11.6 million, and pre-tax loss attributed to foreign operations was $1.7 million for the year ended December 31, 2000.

Deferred tax assets and liabilities are comprised of the following at December
31:

(in thousands)                                                      2000           1999          1998
------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Foreign net operating losses                                  $  1,094       $  1,529      $  1,611
  Lease obligations                                                   21             42            --
  Intangible assets                                                  135            158           512
  Unrealized loss on investments                                   7,625          5,302           680
  Accrued expenses                                                 6,726          5,785         3,751
------------------------------------------------------------------------------------------------------
                                                                  15,601         12,816         6,554
  Valuation allowance                                             (1,046)        (1,143)       (1,204)
------------------------------------------------------------------------------------------------------
  Total deferred tax assets                                       14,555         11,673         5,350
======================================================================================================

Deferred tax liabilities:
  Lease obligations                                                   --             --         1,643
  Property, plant, and equipment                                   2,496          4,749         1,503
  Deferred revenue on customer contracts                             495            514           610
------------------------------------------------------------------------------------------------------
  Total deferred tax liabilities                                   2,991          5,263         3,756
======================================================================================================
  Net deferred tax assets                                       $ 11,564       $  6,410      $  1,594
======================================================================================================

11   STOCK PLANS

The Company adopted the E.W. Blanch Holdings, Inc. Employee Stock Purchase Plan ("the ESPP") in May 1994. Pursuant to the ESPP, eligible employees of the Company may purchase shares of the Company's common stock at 90% of fair market value, subject to certain limitations and qualifications. The Company has reserved 300,000 shares of common stock for issuance under the ESPP. At December 31, 2000, approximately 54,855 shares had been issued under the ESPP.
     The Company adopted the 1993 Stock Incentive Plan ("the 1993 Stock Plan") in May 1993. Pursuant to the 1993 Stock Plan, key employees of the Company who have been selected as participants are eligible to receive awards of various forms of equity-based incentive compensation, including stock options, stock appreciation rights, stock bonuses, restricted stock awards, performance units, phantom stock, and awards consisting of combinations of such incentives. The Company has reserved 4,400,000 shares of common stock for issuance under the 1993 Stock Plan.
     Outstanding grants of shares under the 1993 Stock Plan were 1,609,214 and 2,197,281 at December 31, 2000 and 1999, respectively, with a weighted average exercise price of $34.86 and $34.81 at December 31, 2000 and 1999, respectively. The weighted average contractual life for options outstanding under the 1993 Stock Plan at December 31, 2000 was 6.8 years. Outstanding restricted stock awards under the 1993 Stock Plan were 102,362 at December 31, 2000. Exercised option grants under the 1993 Stock Plan were 595,590 shares. Vested stock awards under the 1993 Stock Plan were 292,771 at December 31, 2000. In addition, the Company had reserved 316,751 and 427,996 shares at December 31, 2000 and 1999, respectively, for future grant, resulting in 1,483,312 and 1,040,287 shares available for grant under the 1993 Stock Plan at December 31, 2000 and 1999, respectively. The original term of such options is 10 years and options become exercisable over the first three years of the term. There were 1,131,832 options exercisable at December 31, 2000.
     In July 1998, the Company acquired K2 Technologies, Inc. ("K2"). As part of the acquisition, the Company converted the outstanding K2 options into options to purchase the Company's common stock. The Company reduced the number of shares subject to K2 options outstanding to reflect the Company's stock price at the date of acquisition. The K2 options retain their original exercise price, which is equal to the grant date market price, and their original grant dates per the terms of the K2 option plans prior to the acquisition. The weighted average exercise price for the K2 options outstanding at December 31, 2000 is $1.98 with a weighted average contractual life of 6.7 years. The term for the K2 options is 10 years and the options become exercisable evenly over the first four years of the term. The Company had outstanding option grants of 6,091 shares at December 31, 2000. There were 4,288 options exercisable at December 31, 2000.
     The Company adopted the 1997 Stock Incentive Plan ("1997 Stock Plan") in October 1997. Pursuant to the 1997 Stock Plan, employees who have been selected as participants are eligible to receive awards of various forms of equity-based incentive compensation, including stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, or other stock-based awards. The Company has reserved 1,000,000 treasury shares for issuance under the 1997 Stock Plan.
     Outstanding grants under the 1997 Stock Plan were 250,000 at December 31, 2000, with an exercise price of $31.38 and a weighted average contractual life of 6.8 years. The original term of all stock options is 10 years and the options become exercisable over the first three years of the term. There were 250,000 options exercisable at December 31, 2000.
     The Company adopted the Directors' Stock Option Plan in July 1998. Pursuant to the Directors' Stock Option Plan, non-employee directors of the Company are eligible to receive stock options. The Company has reserved 300,000 shares of common stock for issuance under the Directors' Stock Option Plan. Outstanding grants under the Directors' Stock Option Plan were 58,000 shares at December 31, 2000, with a weighted average exercise price of $36.10 and a weighted average contractual life of 7.6 years. The original term of all stock options is 10 years and the options become exercisable over the first three years of the term. There were 35,000 options exercisable at December 31, 2000.
     The Company adopted the 2000 Stock Incentive Plan ("the 2000 Stock Plan") in January 2000. Pursuant to the 2000 Stock Plan, employees, consultants and independent contractors of the Company who have been selected as participants are eligible to receive awards of various forms of equity-based incentive compensation, including stock options, stock appreciation rights, stock bonuses, restricted stock awards, performance units and awards consisting of combinations of such incentives. The Company has reserved 1,000,000 shares of common stock for issuance under the 2000 Stock Plan.
     Outstanding grants of options under the 2000 Stock Plan were 629,230 at December 31, 2000, with a weighted average exercise price of $20.78 and a weighted average contractual life of 9.3 years. The original term of such options is 10 years and options become exercisable over the first three years of the term. No options were exercisable at December 31, 2000.

The following is a summary of options outstanding by range of grant price:

                                                          $17.50-        $28.25-        $51.25-            All
                                           < $3.26         $26.13         $37.00         $66.62        Options
---------------------------------------------------------------------------------------------------------------
Options outstanding                          6,091      1,315,013        732,801        498,630      2,552,535
  Average option price per share        $     1.98     $    20.55     $    32.12     $    57.24     $    31.00
  Weighted average contractual life            6.7            7.3            6.9            8.6            7.4
Options exercisable                          4,288        616,013        682,979        117,840      1,421,120
---------------------------------------------------------------------------------------------------------------
  Average option price per share        $     1.72     $    21.42     $    31.87     $    57.83     $    29.40
===============================================================================================================

Option activity during 2000, 1999, and 1998 was as follows:

                                                                                            Average Option
                                                                             Shares        Price per Share
----------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                                          2,043,000             $    25.16
Granted                                                                     362,373                  31.84
Cancelled                                                                   (50,962)                 19.26
Exercised                                                                  (110,804)                 18.74
----------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998                                          2,243,607             $    26.69
----------------------------------------------------------------------------------------------------------
Granted                                                                     620,279                  56.07
Cancelled                                                                   (24,491)                 37.62
Exercised                                                                  (334,144)                 23.12
----------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999                                          2,505,251             $    34.33
----------------------------------------------------------------------------------------------------------
Granted                                                                     887,140                  22.81
Cancelled                                                                  (670,752)                 35.22
Exercised                                                                  (169,104)                 20.65
----------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2000                                          2,552,535             $    31.00
==========================================================================================================

As permitted under SFAS No. 123, the Company continues to apply APB Opinion No. 25 and related interpretations and, accordingly, does not recognize compensation expense for grants under its stock option plans. If the Company had elected to recognize compensation expense based on the fair value of the stock on the grant date as prescribed by SFAS No. 123, net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated in the table below:

(in thousands, except per share amounts)                             2000             1999            1998
----------------------------------------------------------------------------------------------------------
Net income (loss)--as reported                                 $   (9,603)      $   39,710      $   31,763
Net income (loss)--pro forma                                      (10,740)          34,753          26,849
Earnings (loss) per share, basic--as reported                  $    (0.74)      $     3.07      $     2.51
Earnings (loss) per share, assuming dilution--as reported      $    (0.74)      $     2.89      $     2.42
Earnings (loss) per share, basic--pro forma                    $    (0.83)      $     2.69      $     2.12
Earnings (loss) per share, assuming dilution--pro forma        $    (0.83)      $     2.53      $     2.04
==========================================================================================================

The pro forma net income (loss) and earnings (loss) per share may not be representative of the effects on net income and earnings per share in future years.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                     2000             1999            1998
----------------------------------------------------------------------------------------------------------
Expected dividend yield                                             3.30%            0.90%           1.00%
Expected stock price volatility                                    41.01%           21.20%          20.45%
Expected life of options                                          7 years          7 years         7 years
==========================================================================================================

     The Company used the seven-year United States Treasury Note rate at the date of grant for the risk-free interest rate assumption. The range of these rates was 5.8% to 6.7% in 2000, 4.7% to 5.4% in 1999, and 5.5% to 5.8% in 1998.
The weighted average fair value of options granted during 2000, 1999 and 1998 was $8.95, $20.40 and $11.72 per share, respectively.
     The Company has a Non-Employee Directors' Stock Plan ("the Directors' Plan"). The Directors' Plan permits each participant to elect to receive or defer all or a portion of the directors' fees in common stock of the Company. The Company has reserved 25,000 shares of Common Stock for issuance under the Directors' Plan. At December 31, 2000, no shares of stock have been earned under this plan.
     The Company adopted the Restricted Stock Incentive Plan ("the Restricted Stock Plan") in April 1997. Pursuant to the Restricted Stock Plan, eligible participants may elect to forego a specified percentage of eligible base compensation, in exchange for the right to receive a restricted stock grant. This election is irrevocable for the performance period. The amount of the restricted stock received is tied to the achievement of certain objective performance goals established by the Compensation Committee of the Board of Directors. The goals may be based on various business criteria, including stock price, market share, sales, earnings per share, return on equity, return on invested capital or net assets employed, cumulative total return to shareholders, consolidated pre-tax earnings, net earnings, operating income, earnings before interest and taxes, and cash flow--all computed in accordance with generally accepted accounting principles.
     If target performance goals are achieved and the Compensation Committee so certifies, the participant is awarded restricted stock equal to two times the amount of base compensation foregone, subject to a three-year vesting schedule. If target performance is not achieved, the participant is awarded restricted stock equal in value to 50% of base compensation foregone, fully vesting on April 1 following the end of the performance period. The Company did not achieve its target performance goal in 2000, but did achieve its target performance goal in the 1999 performance period. Shares granted come out of the 1993 Stock Plan. The Company will issue approximately 42,251 shares of restricted stock for the 2000 performance period and has granted 128,006 shares in 2000 for the 1999 performance period to participants subject to a three-year vesting period under the 1993 Stock Plan. In accordance with APB Opinion No. 25, the Company recognized $4.4 million and $5.4 million of compensation expense in 2000 and 1999. The weighted average fair value of shares granted for the 1999 performance period was $20.00 at the date of grant.

12   EMPLOYEE BENEFITS AND INCENTIVE PLANS

The Company has a defined contribution retirement plan ("the Retirement Plan") for most of its domestic employees. Contributions to the Retirement Plan are discretionary and generally are equal to 7.5% of the employee's base salary. Employees with salaries that exceed the Internal Revenue Service limit for qualified plans receive the difference between 7.5% of their salary and the IRS allowable plan contribution in cash. Total Retirement Plan expense for 2000, 1999, and 1998 was $2.9 million, $2.6 million, and $2.5 million, respectively. Of those amounts, $0.4 million, $0.5 million, and $0.4 million were paid in cash in 2000, 1999, and 1998, respectively.
     The Company has a cash bonus and stock option incentive plan ("the Incentive Plan") designed to reward employees for exceptional performance. The amount of the award is tied to the achievement of certain objective performance goals established by the Compensation Committee of the Board of Directors. The goals may be based on various business criteria, including stock price, market share, sales, earnings per share, return on equity, return on invested capital or net assets employed, cumulative total return to shareholders, consolidated pre-tax earnings, net earnings, operating income, earnings before interest and taxes, and cash flow--all computed in accordance with generally accepted accounting principles. Shares granted come out of the 1993 Stock Plan. Total cash bonus incentive plan expense for 2000, 1999, and 1998 was $2.9 million, $1.5 million, and $7.4 million, respectively. The Company reserved 12,000 option grants of common stock for this program in 1999.
     The Company's foreign subsidiary, E.W. Blanch Ltd., has a defined contribution retirement plan ("E.W. Blanch Ltd. Plan") for its eligible employees. Contributions to the E.W. Blanch Ltd. Plan are equal to 4.0% to 10.0% of the employees salary based upon employee participation. Total E.W. Blanch Ltd. Plan expense for 2000, 1999, and 1998 was $2.1 million, $1.6 million, and $1.6 million, respectively.

13   RELATED PARTY TRANSACTIONS

The Company had outstanding notes receivable from employees totaling $0.6 million and $1.6 million at December 31, 2000 and 1999, respectively. The majority of these notes are interest bearing and are payable over ten years beginning in 1999.
     In March 2000, the Company purchased 15,798 shares of its common stock, at a price of $47.07 per share, from its then Chairman, Edgar W. Blanch, Jr. Total consideration was $0.7 million.

14   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Supplemental disclosure of cash flow information for the years ended December 31 is as follows:

(in thousands)                                    2000         1999         1998
--------------------------------------------------------------------------------

Cash paid during
the period for:
  Interest                                    $  5,653     $  1,543     $  1,693
  Income taxes
  (federal, state,
  city and foreign)                              9,859       31,205       14,928

Non-cash investing
activities:
  Non-cash
  consideration from
  sale of subsidiary                                --           --        7,696
================================================================================

15   COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has operating leases for its headquarters, branch office facilities, and certain equipment. Total rent expense for such operating leases was $10.7 million, $9.6 million, and $8.8 million for 2000, 1999, and 1998, respectively.
     Future minimum rental payments required under these leases are summarized as follows:

(in thousands)
--------------------------------------------------------------------------------

2001                                                                    $  9,456
2002                                                                       8,337
2003                                                                       7,433
2004                                                                       5,886
2005                                                                       4,626
Thereafter                                                                19,454
--------------------------------------------------------------------------------
                                                                        $ 55,192
================================================================================

Unicover Litigation and Workers' Compensation Reinsurance Issues

The workers' compensation reinsurance industry was impacted in 1999 by certain events principally surrounding an entity called Unicover Managers, Inc. ("Unicover"). Unicover served as a managing general underwriter for various insurance companies that provided reinsurance coverage to the workers' compensation primary insurance industry. It has been alleged that Unicover, on behalf of companies it represented, assumed reinsurance exposures at prices and volume levels that were imprudent for those companies and their retrocessionaires, and that correspondingly were advantageous to the customers who procured reinsurance coverage through Unicover. Various clients of the Company, employing the Company's reinsurance intermediary services, procured workers' compensation reinsurance coverage through Unicover in late 1998 and early 1999.
     One client that the Company assisted in procuring reinsurance through Unicover was the "AIG" group of insurance companies. A lawsuit was commenced in 1999 relating to that reinsurance program. The Company is the third-party defendant and cross-claimant in that litigation, which is described in more detail in Legal Proceedings of this footnote. In the third quarter of 2000, the Company established a reserve against the amount of reinsurance brokerage it has recognized as revenue in prior years for these AIG placements, because of an adverse court ruling against AIG in that lawsuit.
     The Company also assisted various other clients in procuring workers' compensation reinsurance coverage with Reliance Insurance Company ("Reliance") through Unicover. In 1999, Reliance engaged in negotiations with those clients of the Company to settle Reliance's reinsurance obligations to those clients of the Company. In January 2000, Reliance announced that those settlement negotiations had been successfully concluded. Also in January 2000, Reliance and the Company reached an agreement concerning the Company's brokerage revenue associated with these settled reinsurance placements. As a result of this agreement, the Company did not experience any material adverse impact with respect to revenues the Company has previously recognized for these placements.
     The Company also assisted another client company, EBI Companies ("EBI"), in procuring workers' compensation reinsurance coverage through Unicover. The Company has been advised that the reinsurance companies represented by Unicover settled their obligations to EBI in January 2000. The Company has reached an agreement with EBI concerning the brokerage revenues the Company is to receive for these reinsurance placements. Pursuant to this agreement, the Company has received an amount less than the amount the Company recognized as revenue in prior years. The Company has established a reserve in the third quarter of 2000 for the difference between what it has received under this agreement and what has been previously recognized.
     The total reserves recorded in the third quarter 2000, related to the AIG and EBI matters described above, of approximately $3.2 million are included in general and administrative expense.
     The Company also assisted a client, Superior National Insurance Group ("SNIG"), in procuring workers' compensation reinsurance coverage. This coverage was procured through a competitor of Unicover, Web Management LLC ("WEB"), which represented a reinsurer named United States Life Insurance Co. of the City of New York ("U.S. Life"). The Company is advised that U.S. Life in late 1999 commenced an arbitration proceeding against SNIG, which in March of 2000 was placed into conservatorship by the California Department of Insurance. The Company is advised that U.S. Life alleges, possibly among other things, that this reinsurance program should be rescinded for alleged nondisclosure of material information. The Company is not a party to this arbitration proceeding. However, it is possible that in the event U.S. Life is successful in that proceeding, the Company may be required to return reinsurance brokerage previously received and recognized. If the Company were required to return all of its previously recognized and received brokerage for this program, the amount would have a material adverse impact on the Company's financial position and results of operations. However, based on currently available information, the Company does not believe that this is likely to occur. The Company is advised that various lawsuits are pending relating to SNIG and involving reinsurance placements for which the Company served as reinsurance intermediary. The Company is not a party to any of these lawsuits.

Legal Proceedings

The various lawsuits to which the Company is a party are routine in nature and incidental to the Company's business, with the following exceptions:
     (1) E.W. Blanch Co. ("Blanch"), a subsidiary of the Company, is a third-party defendant in a lawsuit venued in the Supreme Court of the State of New York, County of New York. This lawsuit was instituted on February 16, 1999, and Blanch was added as a third-party defendant on March 23, 1999. Plaintiffs are AIU Insurance Company and various other insurance companies, all of whom are part of the "AIG" group of companies. Defendants are Unicover Managers, Inc. ("Unicover") and ReliaStar Life Insurance Company ("ReliaStar"). Blanch was joined in the lawsuit as a third-party defendant by ReliaStar.
     In this lawsuit, AIG as plaintiff alleges that ReliaStar, through its agent Unicover, agreed to provide certain reinsurance protection to AIG, relating to workers' compensation insurance policies issued by the plaintiff AIG companies in California and elsewhere in the United States. Defendants assert that the reinsurance coverages in issue never were bound, and defendant ReliaStar further asserts that if defendant Unicover in fact did bind those coverages, it acted beyond the authority granted by ReliaStar.
     In ReliaStar's third-party complaint against Blanch, ReliaStar alleges that Blanch, as AIG's reinsurance broker on the reinsurance placements in issue, knew or should have known that the reinsurance coverages were not bound and knew or should have known that Unicover did not have the authority to bind ReliaStar to those coverages.
     The relief being sought by AIG in its complaint against ReliaStar and Unicover is that defendants be required to honor the reinsurance commitments that AIG alleges were made, and be required to pay an unspecified amount of money damages for alleged breach of those reinsurance commitments and (with respect to Unicover) for negligent misrepresentation.
     The relief being sought by ReliaStar in its third-party complaint against Blanch is that, in the event ReliaStar is found to be liable to AIG, Blanch be required to indemnify and hold ReliaStar harmless for that liability, or in the alternative, Blanch be required to make a contribution for a portion of that liability in an amount to be determined by the Court.
     Blanch, in turn, has filed a counterclaim against ReliaStar and Unicover. The counterclaim alleges that ReliaStar and Unicover, in fact, did bind the reinsurance coverages in issue, and therefore, they owe Blanch the reinsurance brokerage to which Blanch is entitled under those reinsurance contracts. Alternatively, if it is determined that Unicover misrepresented its authority to bind ReliaStar, Blanch should be awarded money damages resulting from its reliance on those misrepresentations.
     Discovery has been completed in this lawsuit. In an Order filed on July 19, 2000, the trial court granted ReliaStar's motion for summary judgement against AIG. As part of that Order, the trial court dismissed ReliaStar's third-party complaint against Blanch as moot. The trial court did not rule on Blanch's counterclaims against ReliaStar and Unicover, but the effect of the ruling likely is to dismiss Blanch's counterclaims. Both AIG and Blanch have appealed this ruling, and that appeal is pending. As stated in the Unicover discussion of this footnote, as a result of this ruling, the Company has established a reserve for revenues recognized for these AIG reinsurance placements in prior years.
     (2) The Company is a defendant and counterclaimant in a lawsuit venued in the United States District Court for the District of Minnesota. Plaintiffs/Counterdefendants are HomePlus Insurance Agency, Inc. and Securian Financial Group, Inc. This lawsuit was instituted on May 1, 2000. Plaintiffs allege that the Company is in breach of contract, with respect to an agreement whereby the Company was to provide plaintiff with certain software products and services, and certain other related services. The lawsuit asserts that as a result of the Company's alleged breach of contract and breach of warranty, plaintiffs have suffered damages in an amount to be proven at trial, which would include, but not be limited to, $1.5 million allegedly paid by plaintiffs to the Company to date. The Company has counterclaimed, asserting that the Company is not in material breach under the contract in issue, and seeking damages for the counterdefendants' failure and refusal to honor the agreement. Those damages would include, but not be limited to, the account receivable currently on the Company's books for this transaction, which is $4.1 million. This lawsuit is in the pre-trial, discovery stage. The Company intends vigorously to defend the claims against it and vigorously to pursue its counterclaims.
     (3) On March 20, 2000, the Company was sued in Dallas, Texas County Court, by Rodman Fox, a director and executive officer of the Company who resigned the same day. The lawsuit seeks a declaration that the restrictive covenants in his employment agreement are unenforceable. The Company has counterclaimed against Mr. Fox and filed third-party claims against Paul Karon, Benfield Greig Group plc, and various related Benfield Greig entities. Paul Karon was an executive vice president of E.W. Blanch Co., who resigned with Mr. Fox on March 20, 2000. Benfield Greig is the current employer of Mr. Fox and Mr. Karon. The Company's counterclaim and third-party claims are based principally on alleged breach of fiduciary duty, misappropriation of confidential information, and violation of restrictive covenants, based on the alleged wrong doing of Mr. Fox, Mr. Karon and Benfield Greig both before and after the resignations of Messrs. Fox and Karon without prior notice on March 20, 2000. The trial court in an Order dated June 13, 2000, granted the Company's motion for a temporary injunction, restraining Fox and Karon from soliciting or assisting in the solicitation of Company employees, and restraining Fox, Karon, and Benfield Greig from disseminating trade secrets or confidential information of the Company. The trial court denied the Company's motion with respect to enforcement of the other restrictive covenants in Fox and Karon's employment contract, finding them to be unenforceable, and also denied the motion with respect to breach of fiduciary duty, finding that while the Company had "demonstrated a probable right to prevail" on the breach of fiduciary claims, an injunction was not warranted because the Company has an adequate remedy at law in the form of a jury award of damages. The Company has appealed the June 13, 2000 Order to the extent it denies the Company's temporary injunction request. The trial court has set a trial date on this matter for July 10, 2001.
     (4) In a Complaint dated February 12, 2001, Andrew Baur as plaintiff, on behalf of himself and others similarly situated, filed a shareholder derivative in the United States District Court for the District of Minnesota, against the Company, E.W. Blanch Co., Inc., Edgar W. Blanch, Jr., Chris L. Walker, retired officer and director Frank S. Wilkinson, Jr., and former CFO Ian D. Packer. The Complaint alleges that the defendants made certain false and misleading statements to the investing public during the October 19, 1999 through March 20, 2000 time period, and that the individual defendants profited from these statements by engaging in certain insider trading activities during that time period. The Complaint alleges that the Company's stock traded at artificially inflated prices during that time period, and seeks recovery on behalf of class members for resulting damages. The Company and the other defendants have not yet responded to the Complaint. The Company intends to vigorously defend the allegations of the Complaint in this lawsuit.
     The Company is engaged in other legal proceedings in the ordinary course of business, none of which are likely to have a material adverse effect on the consolidated financial position of the Company or the results of its operations, in the opinion of management.

16   FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

At December 31, 2000, the Company had no outstanding forward foreign exchange contracts.

17   BUSINESS SEGMENT INFORMATION

The Company provides risk management and distribution services to insurance and reinsurance companies. These services are sold both on bundled and component bases. All of the Company's operational revenues are generated from these services. The Company's reportable segments are based on geographic areas in which the Company markets its risk management and distribution services. The reportable geographic segments are managed separately. Domestic operations were further classified into Primary and Wholesale Insurance Services ("Wholesale") in 1998. Wholesale included the Company's general agency operations until they were sold in the second quarter of 1998. The general agency operations provided primary distribution of insurance to property and casualty insurance companies, largely through independent insurance agents. Foreign operations include certain immaterial United States operations.
     Approximately 79% of the foreign operations' revenues are derived from the United Kingdom.

The following is additional business segment information for the year ended December 31:

                                                                          Domestic
                                                                         Wholesale
                                                          Domestic       Insurance        Domestic         Foreign
(in thousands)                                             Primary        Services           Total      Operations    Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
2000
Loss, net of tax                                        $   (5,678)     $       --      $   (5,678)     $   (3,925)     $   (9,603)
Revenues                                                   134,775              --         134,775          73,411         208,186
Interest revenue                                             9,405              --           9,405           4,888          14,293
Interest expense                                             1,597              --           1,597           4,400           5,997
Restructuring charge                                         7,795                           7,795           1,714           9,509
Depreciation and amortization expense                       13,341              --          13,341           5,231          18,572
Equity interest in (profit) loss of
  unconsolidated subsidiaries                                  449              --             449             (46)            403
Income tax benefit                                          (3,447)             --          (3,447)         (1,058)         (4,505)
Total assets                                               776,593              --         776,593         475,979       1,252,572
Net assets                                                 123,633              --         123,633           7,656         131,289
Amount of investment in equity method investees             14,958              --          14,958               4          14,962
Expenditures for long-lived assets                          12,910              --          12,910           3,340          16,250

1999
Profit, net of tax                                      $   34,122      $       --      $   34,122      $    5,588      $   39,710
Revenues                                                   185,015              --         185,015          59,445         244,460
Interest revenue                                             6,773              --           6,773           2,248           9,021
Interest expense                                               472              --             472           1,093           1,565
Depreciation and amortization expense                        9,732              --           9,732           3,158          12,890
Equity interest in loss of unconsolidated subsidiaries       6,863              --           6,863              --           6,863
Income tax                                                  28,283              --          28,283           3,854          32,137
Total assets                                               764,712              --         764,712         457,386       1,222,098
Net assets                                                 145,771              --         145,771          11,164         156,935
Amount of investment in equity method investees              7,948              --           7,948           2,580          10,528
Expenditures for long-lived assets                          35,198              --          35,198           4,731          39,929

1998
Profit (loss), net of tax                               $   30,423      $     (832)     $   29,591      $    2,172      $   31,763
Revenues                                                   158,443           4,386         162,829          49,893         212,722
Interest revenue                                             6,410              79           6,489           2,620           9,109
Interest expense                                               537            (125)            412           1,273           1,685
Depreciation and amortization expense                        7,344           1,227           8,571           3,552          12,123
Equity interest in loss of unconsolidated subsidiaries       3,831              --           3,831              --           3,831
Income tax                                                  23,449            (710)         22,739           2,002          24,741
Total assets                                               685,604              --         685,604         247,652         933,256
Net assets                                                 105,389              --         105,389           5,248         110,637
Amount of investment in equity method investees             20,014              --          20,014              --          20,014
Expenditures for long-lived assets                          22,393             379          22,772           3,264          26,036
===================================================================================================================================

18   ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company had allowances for doubtful accounts on its due from fiduciary accounts of $9.8 million and $5.4 million as of December 31, 2000 and 1999, respectively. Bad debt expense for the year ended December 31, 2000 was $8.7 million.

QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarter Ended
(in thousands, except per share amounts)                            March 31       June 30    September 30    December 31
--------------------------------------------------------------------------------------------------------------------------
2000
Revenues:
Operations                                                        $   51,488     $   56,596     $   39,662     $   43,534
Other income (loss)                                                    2,255          3,537         (1,649)        (1,530)
Interest income                                                        3,172          3,919          3,164          4,038
--------------------------------------------------------------------------------------------------------------------------
Total revenues                                                        56,915         64,052         41,177         46,042

Expenses:
Salaries and benefits                                                 32,549         30,035         29,793         29,124
Travel and marketing                                                   4,670          4,680          4,304          4,523
General and administrative                                            13,689         11,742         16,518         17,047
Amortization of intangibles                                            1,440          1,659          2,907          1,346
Interest expense                                                       1,432          1,224          1,932          1,409
Restructuring charge                                                                                                9,509
--------------------------------------------------------------------------------------------------------------------------
Total expenses                                                        53,780         49,340         55,454         62,958
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                                             3,135         14,712        (14,277)       (16,916)

Income tax (benefit) expense                                           1,300          6,016         (5,901)        (5,920)
--------------------------------------------------------------------------------------------------------------------------
Net income (loss) before minority interest and equity interest
   in loss of unconsolidated subsidiaries, net of tax                  1,835          8,696         (8,376)       (10,996)
Minority interest, net of tax                                            (45)           265            101             38
Equity interest in (gain) loss of unconsolidated subsidiaries,
   net of tax                                                           (280)           252            356             75
==========================================================================================================================
Net income (loss)                                                 $    2,160     $    8,179     $   (8,833)    $  (11,109)
==========================================================================================================================
Earnings (loss) per share--basic                                  $     0.16     $     0.63     ($    0.69)    ($    0.86)
Earnings (loss) per share--assuming dilution                      $     0.16     $     0.63     ($    0.69)    ($    0.86)
==========================================================================================================================

1999
Revenues:
Operations                                                        $   55,982     $   53,884     $   56,462     $   62,247
Other income (loss)                                                    3,686          2,579             (9)           608
Interest income                                                        2,344          1,929          2,549          2,199
--------------------------------------------------------------------------------------------------------------------------
Total revenues                                                        62,012         58,392         59,002         65,054

Expenses:
Salaries and benefits                                                 25,885         23,864         23,770         22,062
Travel and marketing                                                   3,503          4,629          3,277          4,979
General and administrative                                            12,212         11,160         10,483         14,355
Amortization of intangibles                                              896            874            860          1,179
Interest expense                                                         320            123            245            877
--------------------------------------------------------------------------------------------------------------------------
Total expenses                                                        42,816         40,650         38,635         43,452
--------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                   19,196         17,742         20,367         21,602

Income tax expense                                                     7,894          7,682          7,832          8,729
--------------------------------------------------------------------------------------------------------------------------
Net income before minority interest and equity interest
   in loss of unconsolidated subsidiaries                             11,302         10,060         12,535         12,873
Minority interest, net of tax                                            231            (43)            17             (8)
Equity interest in loss of unconsolidated subsidiaries,
   net of tax                                                          1,581          2,230          1,761          1,291
==========================================================================================================================
Net income                                                        $    9,490     $    7,873     $   10,757     $   11,590
==========================================================================================================================
Earnings per share--basic                                         $     0.74     $     0.61     $     0.83     $     0.89
Earnings per share--assuming dilution                             $     0.70     $     0.58     $     0.78     $     0.84
==========================================================================================================================

32